Form 10-K405, Exhibit 13
period 1994-12-31
HAVERTY FURNITURE COMPANIES INC
filed 1995-03-23
CIK 216085

                                                                    EXHIBIT 13.1

HAVERTY FURNITURE COMPANIES, INC.
Management's Discussion and Analysis of
Financial Condition and Results of Operations

General
     In the last five years, the Company's net sales have increased from approximately $250 million to approximately $370 million. During this period, actions were taken to better target the home furnishings preferences of the Company's primary customers, the middle to upper-middle income household. A new upscale interiors presentation was developed featuring professionally designed and fully-accessorized room settings. The merchandise assortment was also upgraded and expanded by carrying moderately higher priced items from certain suppliers and by adding the Thomasville and Drexel Heritage lines. Management took a conservative approach toward increasing the total number of stores during this period but systematically sought better locations and market areas by opening 16 new stores while closing 11 under-performing stores. The new upscale interiors presentation was incorporated in 14 of these 16 new stores opened since 1990. In addition, the Company began in 1991 a program of remodeling and expanding existing stores to present the wider selection of better furniture in fully-decorated room settings.
     The stores' average selling area increased 17.0% from 22,542 square feet during 1989 to 26,383 square feet in 1994 as management implemented its strategy to remodel and expand the size of the stores. Sales productivity per square foot increased 30% to $160 over this time period. Net income declined to $6,431,000 in 1990 and declined again the following year during a difficult economic environment marked by the beginning of the Company's implementation of its strategic changes. Net income more than doubled in 1992 to $4,532,000 and doubled again in 1993 to $9,716,000 as the economy strengthened and the Company's business strategies gained acceptance. Net income in 1994 increased to $12,538,000 as the Company continued to expand its base of primary customers who were experiencing growth in disposable income.
     In 1995, management will continue to focus on the upscale remodeling and expansion program, with plans to expand and remodel six stores and expand two stores which already have the upscale look. The Company is also planning to open five new stores (one of which will replace an existing location) that feature classical exteriors and larger showrooms designed for better traffic flow. These new stores will provide target customers a wider selection of choice merchandise combined with quality service which will further emphasize the differentiation of the Company from its competition.


- -6-

Results of Operations
     The following table sets forth for the periods indicated certain items from the Company's statements of income as a percentage of net sales.

                                                            Year Ended December 31,
                                                  ------------------------------------------
                                                     1994             1993             1992
                                                  ---------         --------          ------
        Net sales.............................       100.0%           100.0%          100.0%
        Gross profit..........................        47.4             47.2            46.6
        Credit service charges................         3.2              3.3             3.7
        Selling, general and administrative...        41.7             42.3            44.0
        Interest expense......................         2.3              2.2             2.7
        Provision for doubtful accounts.......         0.8              1.0             1.0
        Other expense, net....................    (    0.3)         (   0.1)             .0
        Income before income taxes............         5.5              4.8             2.5
        Net income............................         3.4              3.0             1.6
                                                  =========         ========          ======
        Effective tax rate....................        38.2%            37.9%           37.0%


1994 Compared to 1993
     Net sales increased 14.6% as comparable-store sales (sales from stores opened or expanded for one year or more) increased 10.0%. Management attributes the improvement to several factors including a favorable general economic climate. The program of remodeling and expanding stores in certain markets, coupled with the success of upgraded merchandise lines, enabled sales to grow at a faster pace than the home furnishings industry's estimated average of 6.5%, according to the American Furniture Manufacturers Association. Sales growth for first-year expanded stores, which feature wider merchandise assortments, was 36% during 1994. The well-known quality furniture lines of Thomasville, and more recently, Drexel Heritage, continued to appeal to upper-middle income customers and generate higher sales per transaction. The promotional environment of retail furniture led to the continuation of interest-free financing packages in 1994, at a pace similar to 1993. The Company believes that responding to the terms of advertised financing promotions offered by many of its competitors reduces the need to emphasize off-price promotional activity and allows for more consistent pricing and gross margins on its merchandise.
     Gross profit as a percent of net sales improved 0.2% primarily due to the effect of improved merchandise purchasing and lower inflation under the LIFO accounting method which was partially offset by strong sales growth in large metropolitan markets which have greater price competition. The increase in sales of higher-price-point furniture lines, which typically yield slightly lower gross margins, was also a factor.
     The LIFO provision was 0.1% of net sales in 1994 versus 0.5% in 1993. During the fourth quarter of 1994, the Company changed its method of accounting for LIFO inventories from applying U.S. Bureau of Labor Statistics (BLS) indices to internally developed indices. The Company believes the internally developed indices more accurately measure increases and decreases in the Company's cost of merchandise and produce a better matching of current costs and revenues. The LIFO provision would have been 0.3% of net sales in 1994 had the BLS indices been used. The cumulative effect of such change at the beginning of the year and proforma amounts for prior years are not determinable.

HAVERTY FURNITURE COMPANIES, INC.
Management's Discussion and Analysis (continued)


     Credit service charges declined to 3.2% of net sales from 3.3% in 1993 as customer financing at lower promotional interest rates increased slightly. Free-interest promotions for specified periods up to one year were available on a periodic basis to stimulate sales and meet competition. The Company plans to continue to offer promotional interest-free financing packages at a level such that credit service charges as a percent of net sales are not expected to decline during 1995.
     Selling, general and administrative expenses decreased 0.6% as a percent of net sales in 1994 reflecting the fixed cost nature of many expenses in this category as well as improvements in cost control by the Company. General insurance costs declined 0.3% as a percent of net sales due to more favorable claims experience and improved safety programs. Occupancy expense, as well as personnel expenses, each declined 0.2% as a percent of net sales due to the larger sales base. Advertising expense decreased 0.2% as a percent of net sales as the Company continued to perform more production work in-house. In absolute dollars, advertising expenses increased 12.3% as the Company moved to reinforce the quality merchandise and service themes which management uses to differentiate the Company. During 1994, the Company produced and broadcast in all of its television markets a series of infomercials offering decorating ideas featuring Haverty merchandise.
     Interest expense increased 0.1% as a percent of net sales due to an increase of 18.8% in average debt levels to support higher accounts receivable and capital expenditures. Also, the Company's effective interest rate increased 17 basis points reflecting increased short-term rates.
     A provision for doubtful accounts of 0.8% and 1.0% of net sales was made in 1994 and 1993, respectively. The Company's accounts receivable rose from the strong sales volume and the increase in credit versus cash sales to 80% of net sales versus 78% last year. The Company continued to experience bad debt write-offs consistent with its expectations.
     Other expenses increased from 0.1% to 0.3% of net sales. During the fourth quarter of 1994, the Company determined that land originally purchased in 1987 for warehouse expansion in its Dallas market was no longer suitable in size or location given the growth of that market and lack of improvements in the immediate vicinity's infrastructure. The Company plans to sell this property and a store site and in connection therewith, made a write-down of these properties of $1.1 million which was charged to other expenses.
     The Company will adopt AICPA Statement of Position 93-7 regarding accounting for advertising costs in the first quarter of 1995. The adoption of this statement is not expected to have a material impact on the Company's financial position or results of operations.

1993 Compared to 1992
     Net sales increased 14.5% while comparable-store sales (sales from stores opened or expanded one year or more) increased 13.1%. Management attributes the increase in sales to its remodeling and expansion program, the upscaling of its merchandise lines and to an improvement in the general economy. Management believes that its remodeling and upscaling programs enabled the Company to increase sales to its targeted customer base and to attract additional customers from higher income levels. Special free-interest financing promotions continued as an important selling tool in 1993, although less frequently than in 1992.


- -8-

     Gross profit as a percent of net sales improved 0.6% primarily due to improved inventory control as well as the more consistent, orderly programs of closing out discontinued and slow moving merchandise permitted in a better economic climate. The LIFO provision was 0.5% of net sales in 1993 versus 0.6% in 1992, based on changes in a U.S. Department of Labor, Bureau of Labor Statistics price index.
     Credit service charges declined to 3.3% of net sales from 3.7% in 1992 reflecting lower standard rates charged by the Company. In late 1992, the Company's standard (non-promotional) credit service charge rate was lowered to a more competitive 14.9% per annum (except in Arkansas where it is lower due to state laws). The Company also offers a lower credit service charge rate for individual purchases of over $3,000. Free-interest promotions for specified periods up to one year were available on a periodic basis to stimulate sales and meet competition.
     Selling, general and administrative expenses decreased 1.7% as a percent of net sales in 1993 reflecting the fixed cost nature of many expenses in this category as well as improvements in cost control by the Company. Advertising expense decreased 0.6% as a percent of net sales due to the better selection and negotiation of media space and efficiencies from more in-house, computer-aided production work. Occupancy expense, as well as personnel expenses, declined 0.6% and 0.5%, respectively, as a percent of net sales due to the larger sales base. General insurance costs declined 0.2% as a percent of net sales.
     Interest expense decreased 0.5% as a percent of net sales due in part to the proceeds of the common stock public offering in April plus a 30-basis point decline in the Company's average effective interest rate. This improvement was realized despite the funding of capital expenditures of over $13 million and significantly higher accounts receivable.
     A provision for doubtful accounts of 1.0% of net sales was made in both 1993 and 1992. The Company's accounts receivable rose from the strong sales volume and the increase in credit versus cash sales to 78% of net sales versus 75% last year. The Company continued to experience bad debt write-offs consistent with its expectations.
     In 1993, the Company adopted FASB statement No. 109, "Accounting for Income Taxes" with no material impact on the Company's financial position or results of operations. The Company does not provide a valuation allowance for its net deferred tax asset as future income is expected to be sufficient to fully realize the recorded benefit.

Liquidity and Sources of Capital
     Although the Company is a retail furniture store chain, it has certain characteristics of a finance company as a result of carrying its own customer accounts receivable. There was a $1.9 million use of cash in operating activities for 1994 as shown on the statements of cash flows since strong sales increases led to a $25.9 million increase in accounts receivable. Stronger earnings and somewhat higher depreciation charges offset a large portion of this increase.
     Receivables which bear no interest for specified periods up to one year decreased as a percent of total accounts receivable due to slightly less use of free-interest and delayed payment promotions during 1994. Such promotions are expected to continue at a similar pace during 1995. Inventory levels were 15.3% higher due to the 14.6% sales increase, a broader line of merchandise and the new regional warehouse in Florida which was stocked in November and December. Turnover was positively influenced by further improvements to the Company's computerized inventory management system, more reliance on the regional distribution centers and increases in sales of certain upscale merchandise which are filled from special orders.

HAVERTY FURNITURE COMPANIES, INC.
Management's Discussion and Analysis (continued)

     Investing activities used $24.6 million of cash in 1994 as the Company constructed its new regional distribution warehouse in Ocala, Florida. Also, one new store was opened and nine stores were remodeled with four of those also being expanded. In addition, four stores which had been previously remodeled were expanded in 1994. Approximately one-third of 1994 capital expenditures was for additional expansion which will be completed in 1995. Financing activities provided $27.8 million during the year, mostly from short-term bank borrowings.
     The Company has arrangements with eight banks under line-of-credit agreements to borrow up to $104 million. At December 31, 1994, of this amount, $64 million were committed lines ($14.8 million unused) and $40 million were uncommitted lines ($30.0 million unused). Borrowings accrue interest at competitive money-market rates and all lines are reviewed annually for renewal. The Company has a revolving credit/term loan agreement with a commercial bank providing for borrowings of $10 million through 1997, at which time it converts to a term loan, maturing in 1999. If utilized, this facility would replace a $10 million short-term committed line. The Company's financial covenants under various loan agreements allow for securitization of up to 55% of the outstanding balances of accounts receivable. The Company plans to enter into a financing transaction of this type in 1995, the proceeds of which would reduce accounts receivable and notes payable to banks while improving cash flow from operating activities.
     In addition to cash flow from operations, the Company uses bank lines of credit on an interim basis to finance capital expenditures and repay long-term debt. Longer-term transactions such as sale/leasebacks, private placements and mortgage financing are used periodically to reduce short-term borrowings and manage interest-rate risk. The Company pursues a diversified approach to its financing requirements and balances its overall capital structure with fixed-rate or capped-rate debt (45% of total debt was interest-rate protected at December 31, 1994). The Company's average effective interest rates on all borrowings (without capital leases) were 7.3%, 7.0% and 7.0% in 1994, 1993 and 1992, respectively.
     Capital expenditures are presently expected to include for the two-year period of 1995 and 1996 the addition of 13 new stores and the remodeling and expansion of 10 existing locations and the expansion of two stores which already have the new upscale format. Although the preliminary estimate of gross capital expenditures over this two-year period is $55 million, the amount recorded on the Company's balance sheet will exclude any new properties which are arranged under operating leases. The Company intends to seek operating leases for up to one-third of the total expenditures projected. Funds available from operations, bank lines of credit and other possible financing transactions are expected to be adequate to finance the Company's planned expenditures.

Seasonality
     Although the Company does not consider its business to be seasonal, sales are somewhat higher in the second half of the year, particularly in the fourth quarter.


- -10-

HAVERTY FURNITURE COMPANIES, INC.
Selected 10-Year Financial Data
(In thousands, except per share data)

                                10-Year/5-Year
                                  Compounded
                              Annual Growth Rate
                             (1984-94) (1989-94)     1994       1993       1992       1991        1990       1989        1984
- --------------------------------------------------------------------------------------------------------------------  ---------
Net Sales.....................  8.9%      9.8%     $370,132   $322,859   $282,022   $246,390    $250,448   $232,081    $158,398
- --------------------------------------------------------------------------------------------------------------------  ---------
Cost of Goods Sold............  8.5%     10.0%      194,688    170,348    150,725    129,581     132,427    120,917      86,149
Credit Service Charges........  2.4%      1.4%       11,664     10,500     10,489     11,566      10,351     10,893       9,216
Depreciation and Amortization. 14.0%     11.8%        8,602      6,875      6,069      5,479       5,233      4,934       2,329
Interest Expense..............  6.3%      0.4%        8,470      7,240      7,518      8,190       8,713      8,298       4,582
- --------------------------------------------------------------------------------------------------------------------  ---------
Income Before Income Taxes....  4.8%     13.2%     $ 20,279   $ 15,650   $  7,188   $  3,555    $  8,795   $ 10,903    $ 12,685
Income Taxes..................  2.9%     20.0%        7,741      5,934      2,656      1,315       2,364      3,110       5,814
                                                   ----------------------------------------------------------------    --------
Net Income....................  6.2%     10.0%     $ 12,538   $  9,716   $  4,532   $  2,240    $  6,431   $  7,793    $  6,871
- --------------------------------------------------------------------------------------------------------------------  ---------
Income Before Income Taxes
   as a % of Net Sales........   --        --           5.5%       4.8%       2.5%       1.4%        3.5%       4.7%        8.0%
Net Income as a % of Net Sales   --        --           3.4%       3.0%       1.6%       0.9%        2.6%       3.4%        4.3%
====================================================================================================================  =========
Earnings Per Share (a)........  3.6%      4.1%     $   1.10  $     .91  $     .53   $    .26    $    .75   $    .90    $    .77
====================================================================================================================  =========
Purchases of Property &
   Equipment .................                     $ 24,387   $ 13,721   $  9,701   $  8,353    $ 10,271   $  5,794    $ 12,705
Additional Capitalized Leases                            --         --         --      2,100          --         --          --
====================================================================================================================  =========
Cash Dividends-
   Amount.....................  8.0%      8.7%     $  3,082   $  2,772   $  2,120   $  2,102    $  2,061   $  2,034    $  1,429
   Per Share:
     Old Common Stock.........                          n/a        n/a        n/a        n/a         n/a        n/a       .3200
     Common Stock (a).........                        .2750      .2650      .2550      .2533       .2467      .2400         n/a
     Class A Common Stock (a).                        .2550      .2490      .2417      .2400       .2333      .2267         n/a
====================================================================================================================  =========
Working Capital...............  8.8%      6.6%     $139,695   $147,733   $103,467   $ 99,190    $107,641   $101,363    $ 59,944
Current Ratio.................                    2.50 to 1  4.11 to 1  2.66 to 1  3.02 to 1   3.49 to 1  4.89 to 1   3.09 to 1
====================================================================================================================  =========
Long-term Debt and Capital
   Lease Obligations .........  5.5%      0.9%     $ 87,164   $ 94,197   $ 79,630   $ 74,406    $ 80,149   $ 83,392    $ 50,911
====================================================================================================================  =========
Stockholders' Equity ......... 10.4%     11.2%     $131,055   $120,418   $ 83,567   $ 80,804    $ 80,969   $ 76,960    $ 48,775
Equity Per Common Share (a)...  7.6%      4.9%        11.40      10.59       9.77       9.54        9.51       8.97        5.98
====================================================================================================================  =========
Accounts Receivable, Net       11.0%     15.3%     $160,405   $137,630   $109,301   $ 92,931    $ 94,796   $ 78,748    $ 56,694
====================================================================================================================  =========
Inventories ..................  8.9%      7.7%     $ 64,582   $ 54,739   $ 50,573   $ 49,483    $ 50,443   $ 44,616    $ 27,658
====================================================================================================================  =========
Property and Equipment,
   Net Carrying Value ........  7.4%      5.6%     $ 80,198   $ 67,439   $ 61,296   $ 57,899    $ 55,481   $ 61,082    $ 39,243
====================================================================================================================  =========
Total Assets .................  9.2%     10.5%     $315,103   $264,353   $229,184   $208,653    $208,862   $191,097    $130,124
====================================================================================================================  =========
Number of Retail Stores:
   Open at beginning of period   --        --            89         88         86         86          85         82          68
   Opened during period.......   --        --             1          3          5         --           7          3           3
   Closed/relocated
      during period...........   --        --            --          2          3         --           6         --           3
                                                   -----------------------------------------------------------------  ---------
   Open at end of period......   --        --            90         89         88         86          86         85          68
                                                   -----------------------------------------------------------------  ---------
   Remodeled and/or
    expanded during period....   --        --            13         16         12          4          --         --          --
====================================================================================================================  =========

(a) Adjusted for all stock dividends and splits.

HAVERTY FURNITURE COMPANIES, INC.
Statements of Income
(In thousands, except per share data)

                                                                                               Year Ended December 31
                                                                                      ---------------------------------------
                                                                                         1994          1993           1992
                                                                                      ---------     ----------     ----------
Net sales........................................................................     $ 370,132     $  322,859     $  282,022
Cost of goods sold...............................................................       194,688        170,348        150,725
                                                                                      ---------     ----------     ----------
   Gross profit..................................................................       175,444        152,511        131,297
Credit service charges...........................................................        11,664         10,500         10,489
                                                                                      ---------     ----------     ----------
                                                                                        187,108        163,011        141,786
Costs and expenses:
   Selling, general and administrative...........................................       154,491        136,551        124,226
   Interest.....................................................................          8,470          7,240          7,518
   Provision for doubtful accounts...............................................         2,773          3,154          2,793
                                                                                      ---------     ----------     ----------
                                                                                        165,734        146,945        134,537
                                                                                      ---------     ----------     ----------
                                                                                         21,374         16,066          7,249
Other expense, net...............................................................      (  1,095)       (   416)      (     61)
                                                                                      ---------     ----------     ----------
                                                      INCOME BEFORE INCOME TAXES         20,279         15,650          7,188
Income taxes (Note 8)............................................................         7,741          5,934          2,656
                                                                                      ---------     ----------     ----------
                                                                      NET INCOME      $  12,538     $    9,716     $    4,532
                                                                                      =========     ==========     ==========
Average number of common and common equivalent shares outstanding................        11,425         10,733          8,571
                                                                                      =========     ==========     ==========
Earnings per share...............................................................     $    1.10     $      .91     $      .53
                                                                                      =========     ==========     ==========

See notes to financial statements.


- -12-

HAVERTY FURNITURE COMPANIES, INC.
Balance Sheets
(In thousands, except share data)

                                                                                                            December 31
                                                                                                      ------------------------
                                                                                                        1994           1993
                                                                                                      ---------      ---------
ASSETS
Current Assets
   Cash and cash equivalents......................................................................    $   1,925      $     614
   Accounts receivable (Note 2)...................................................................      160,405        137,630
   Inventories (Note 3)...........................................................................       64,582         54,739
   Other current assets...........................................................................        2,686            998
   Deferred income taxes (Note 8).................................................................        3,396          1,193
                                                                                                      ---------      ---------
                                                                              TOTAL CURRENT ASSETS      232,994        195,174

Property and equipment (Notes 4 and 7)............................................................       80,198         67,439
Deferred income taxes (Note 8)...................................................................            --            158
Other assets......................................................................................        1,911          1,582
                                                                                                      ---------      ---------
                                                                                                      $ 315,103      $ 264,353
                                                                                                      =========      =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
   Notes payable to banks (Note 5)................................................................    $  49,200      $  11,900
   Accounts payable and accrued expenses (Note 6).................................................       32,809         27,062
   Income taxes (Note 8)..........................................................................        3,332             --
   Current portion of long-term debt and capital lease obligations (Notes 7 and 12)...............        7,958          8,479
                                                                                                      ---------      ---------
                                                                         TOTAL CURRENT LIABILITIES       93,299         47,441

Long-term debt and capital lease obligations, less current portion (Notes 7 and 12)...............       87,164         94,197
Deferred income taxes (Note 8)....................................................................        1,347             --
Other liabilities.................................................................................        2,238          2,297
Commitments (Note 12)
Stockholders' Equity (Notes 9 and 11):
   Capital Stock, par value $1 per share-
      Preferred Stock, Authorized-1,000,000 shares; Issued: None
      Common Stock, Authorized-15,000,000 shares;
         Issued: 1994-8,928,532 shares; 1993-8,765,231 shares
            (including shares in treasury: 1994 and 1993-498,948).................................        8,929          8,765
      Convertible Class A Common Stock, Authorized-5,000,000 shares;
         Issued: 1994-3,313,606 shares; 1993-3,354,475 shares
            (including shares in treasury: 1994 and 1993-249,055)................................         3,314          3,354
      Additional paid-in capital.................................................................        31,500         30,443
      Retained earnings...........................................................................       92,889         83,433
                                                                                                      ---------      ---------
                                                                                                        136,632        125,995
      Less cost of Common Stock and Convertible Class A Common Stock in treasury..................        5,577          5,577
                                                                                                      ---------      ---------
                                                                        TOTAL STOCKHOLDERS' EQUITY      131,055        120,418
                                                                                                      ---------      ---------
                                                                                                      $ 315,103      $ 264,353
                                                                                                      =========      =========

See notes to financial statements.

HAVERTY FURNITURE COMPANIES, INC.
Statements of Stockholders' Equity
(In thousands, except per share data)

                                                           Class A     Additional
                                         Common Stock    Common Stock    Paid-in       Retained
                                        ($1 Par Value) ($1 Par Value)    Capital       Earnings    Treasury Stock      Total
                                       --------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1992...............  $  5,330       $  3,887      $  3,087       $ 74,077       $(5,577)       $ 80,804
Net income...............................        --             --            --          4,532            --           4,532
Cash dividends on common stock:
   Amount................................        --             --            --         (2,120)           --          (2,120)
   Per share:
      Common-$.255
      Class A Common-$.2417
Conversion of Class A Common Stock.......       139           (139)           --             --            --              --
Stock option transactions, net...........        30             26           295             --            --             351
Stock split (3 for 2)....................        84           ( 56)         ( 28)            --            --              --
                                           --------       --------      --------       --------       -------        --------
BALANCE AT DECEMBER 31, 1992.............     5,583          3,718         3,354         76,489        (5,577)         83,567
Net income...............................        --             --            --          9,716            --           9,716
Cash dividends on common stock:
   Amount................................        --             --            --         (2,772)           --          (2,772)
   Per share:
      Common-$.265
      Class A Common-$.249
Conversion of Class A Common Stock.......       359           (359)           --             --            --              --
Stock option transactions, net...........       470            100         4,321             --            --           4,891
Sale of Common Stock.....................     1,391             --        23,625             --            --          25,016
Stock split (3 for 2)....................       962          ( 105)        ( 857)            --            --              --
                                           --------       --------      --------       --------       -------        --------
BALANCE AT DECEMBER 31, 1993.............     8,765          3,354        30,443         83,433        (5,577)        120,418
Net income...............................        --             --            --         12,538            --          12,538
Cash dividends on common stock:
   Amount................................        --             --            --         (3,082)           --          (3,082)
   Per share:
      Common-$.2750
      Class A Common-$.2550
Conversion of Class A Common Stock.......        80          (  80)           --             --            --              --
Stock option transactions, net...........        84             40         1,057             --            --           1,181
                                           --------       --------      --------       --------       -------        --------
BALANCE AT DECEMBER 31, 1994.............  $  8,929       $  3,314      $ 31,500       $ 92,889       $(5,577)       $131,055
                                           ========       ========      ========       ========       =======        ========

See notes to financial statements.


- -14-

HAVERTY FURNITURE COMPANIES, INC.
Statements of Cash Flows
(In thousands)

                                                                                                Year Ended December 31
                                                                                        --------------------------------------
                                                                                          1994           1993           1992
                                                                                        --------       --------      ---------
OPERATING ACTIVITIES
   Net income.......................................................................    $ 12,538       $  9,716      $   4,532
   Adjustments to reconcile net income to net cash used in operating activities:
      Depreciation and amortization.................................................       8,602          6,875          6,069
      Provision for doubtful accounts...............................................       2,773          3,154          2,793
      Reduction of cost to market value of property held for sale...................       1,100             --             --
      Deferred income taxes.........................................................     (   698)           456        (   810)
      Loss (gain) on sale of property and equipment.................................          86        (    85)           212
                                                                                        --------       --------      ---------
                                                                          Subtotal        24,401         20,116         12,796
      Changes in operating assets and liabilities:
         Accounts receivable........................................................     (25,548)       (31,483)       (19,163)
         Inventories................................................................     ( 9,843)       ( 4,166)       ( 1,090)
         Other current assets.......................................................          24            375        (    22)
         Accounts payable and accrued expenses......................................       5,747          1,769          2,300
         Income taxes...............................................................       3,332         (1,789)       (    81)
                                                                                        --------       --------      ---------
                                             NET CASH USED IN OPERATING ACTIVITIES       ( 1,887)       (15,178)       ( 5,260)
                                                                                        --------       --------      ---------
INVESTING ACTIVITIES
   Purchases of property and equipment..............................................     (24,387)       (13,721)       ( 9,701)
   Proceeds from sale of property and equipment.....................................         128            822             60
   Other investing activities.......................................................     (   329)           635            121
                                                                                        --------       --------      ---------
                                             NET CASH USED IN INVESTING ACTIVITIES       (24,588)       (12,264)       ( 9,520)
                                                                                        --------       --------      ---------
FINANCING ACTIVITIES

   Net increase (decrease) in short-term borrowings.................................      37,300        (14,900)        10,350
   Proceeds from issuance of long-term debt.........................................         925         30,000         13,502
   Payment of long-term debt and capital lease obligations..........................     ( 8,479)       (15,242)       ( 7,832)
   Exercise of stock options........................................................       1,181          4,891            351
   Dividends paid...................................................................     ( 3,082)       ( 2,772)       ( 2,120)
   Sale of Common Stock.............................................................          --         25,016             --
   Other financing activities.......................................................     (    59)       (   126)       (    23)
                                                                                        --------       --------      ---------
                                         NET CASH PROVIDED BY FINANCING ACTIVITIES        27,786         26,867         14,228
                                                                                        --------       --------      ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS....................................       1,311          ( 575)       (   552)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR......................................         614          1,189          1,741
                                                                                        --------       --------      ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR............................................    $  1,925       $    614      $   1,189
                                                                                        ========       ========      =========

See notes to financial statements.

HAVERTY FURNITURE COMPANIES, INC.
Notes To Financial Statements

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Cash Equivalents: The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates fair market value.
     Inventories: Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method. As discussed in Note 3, the Company changed its method of accounting for LIFO inventories in 1994.
     Property and Equipment and Depreciation: Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the shorter of the estimated useful life or the lease term of the related asset. Investments in property under capital leases are amortized over the related lease term.
     Fair Values of Financial Instruments: The Company's financial instruments consist of cash, accounts receivable, accounts payable and long-term debt. Cash, accounts receivable and accounts payable are stated at fair market value; the carrying amount of long-term debt approximates fair market value based on current interest rates.
     Advertising Costs: During 1994, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 93-7 regarding accounting for advertising costs. This SOP requires expensing the costs of all advertising in the periods in which those costs are incurred, or the first time the advertising takes place. The Company will adopt the new SOP in the first quarter of 1995. The adoption of this SOP is not expected to have a material impact on the Company's financial position or results of operations.
     Income Taxes: Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." SFAS No. 109 required a change from the deferred method to the asset and liability method of computing deferred income taxes. SFAS No. 109 generally requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company elected not to restate the financial statements of any prior years and the cumulative effect of this change in accounting was immaterial.
     Earnings Per Share: Earnings per share are computed based on the weighted average number of common shares plus the common stock equivalents related to stock options, once the latter causes dilution in net income per share in excess of 3%. The 1992 earnings per share amounts have been restated to record the effect of the 3-for-2 stock split on June 30, 1993.
     Reclassifications: Certain amounts in the 1993 financial statements have been reclassified to conform to the 1994 presentation.

NOTE 2-ACCOUNTS RECEIVABLE
     The Company is engaged in the sale of retail home furnishings in 11 Southeastern and Southwestern states. During 1994, credit sales under Company credit programs were $294,620,000 or 80% of sales compared with 78% in 1993 and 75% in 1992. Accounts receivable are shown net of the allowance for doubtful accounts of $7,105,000 and $6,485,000 at December 31, 1994 and 1993,
respectively. Accounts receivable terms vary as to payment terms (30 days to three years) and interest rates (0% to 21%) and are generally collateralized by the merchandise sold. Accounts receivables having balances due after one year at December 31, 1994 and 1993 were approximately $121,142,000 and $98,220,000, respectively and have been included in current assets in accordance with trade practice.


- -16-

HAVERTY FURNITURE COMPANIES, INC.

     The Company believes that the carrying value of existing customer receivables is the best estimate of fair value because of their short average maturity and estimated bad debt losses have been reserved. Concentrations of credit risk with respect to customer receivables are limited due to the large number of customers comprising the Company's account base and their dispersion across eleven states.

NOTE 3-INVENTORIES
     Inventories are measured using the last-in, first-out (LIFO) method of inventory valuation. The excess of current cost over the value of inventories based upon the LIFO method was approximately $12,698,000 and $12,264,000 at December 31, 1994 and 1993, respectively. A number of the Company's competitors use the first-in, first-out (FIFO) basis of inventory valuation which approximates current costs. The use of the LIFO valuation method as compared to the FIFO method had the effect of decreasing net income by $.02, $.09 and $.12 per share for the years ended 1994, 1993 and 1992, respectively had the Company's effective tax rate been applied to changes in income resulting therefrom, and had no other assumptions been made as to changes in income.
     During the fourth quarter of 1994, the Company changed its method of accounting for LIFO inventories from applying U.S. Bureau of Labor Statistics indices to internally developed indices. The Company believes the internally developed indices more accurately measure increases and decreases in the Company's cost of merchandise and produce a better matching of current costs and revenues. The effect of the change in the accounting for LIFO inventories was to increase net income by approximately $330,000 or $.03 per share in the year ended December 31, 1994. The cumulative effect of such change at the beginning of the year and proforma income amounts for prior years are not determinable.

NOTE 4-PROPERTY AND EQUIPMENT
     Property and equipment is summarized as follows (in thousands):

                                                                1994                  1993
                                                              ---------            ---------
       Land                                                   $  17,552            $  13,145
       Buildings and improvements                                60,368               53,726
       Equipment                                                 40,159               35,215
       Capital leases                                             9,989               10,288
       Construction in progress                                   1,350                   --
                                                              ---------            ---------
                                                                129,418              112,374
       Less accumulated depreciation                           ( 43,103)            ( 38,954)
       Less accumulated capital lease amortization             (  6,117)            (  5,981)
                                                              ---------            ---------
       Property and equipment, net                            $  80,198            $  67,439
                                                              =========            =========

     During the year ended December 31, 1994 the Company determined that land with a cost of $2,812,000 was no longer suitable for future operating use and transferred the cost from land to other current assets.

NOTE 5-CREDIT ARRANGEMENTS
     Under short-term line-of-credit arrangements with banks, the Company may borrow up to $104,000,000 upon such terms as the Company and the banks mutually agree. These arrangements are reviewed annually for renewal.
     Committed lines of credit totaled $64,000,000 with customary fees payable on the unused portion ($14,800,000 unused at December 31, 1994). No fees or compensating balances are required for the remaining $40,000,000 uncommitted lines of credit ($30,000,000 unused at December 31, 1994).

HAVERTY FURNITURE COMPANIES, INC.

     At December 31, 1994, the Company owed $59,200,000 in short-term loans to banks, of which $10,000,000 was classified as long-term debt as described in
Note 7. The weighted average interest rate for these borrowings outstanding at December 31, 1994 and 1993 was 6.3% and 3.5%, respectively.

NOTE 6-ACCOUNTS PAYABLE AND ACCRUED EXPENSES
     The components of accounts payable and accrued expenses are as follows (in thousands):

                                                                    1994             1993
                                                                  ---------        ---------
      Accounts payable, trade...............................      $  12,495        $  13,840
      Accrued compensation..................................          7,043            5,494
      Taxes other than income taxes.........................          5,866            5,019
      Other.................................................          7,405            2,709
                                                                  ---------        ---------
                                                                  $  32,809        $  27,062
                                                                  =========        =========

NOTE 7-LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS
     Long-term debt and capital lease obligations are summarized as follows (in thousands):

                                                                     1994             1993
                                                                    -------         --------
      10.1% unsecured note payable (a)......................        $27,500         $ 32,500
      7.16% unsecured note payable (b)......................         30,000           30,000
      Secured debt (c)......................................         22,056           24,108
      6.3% to 10.5% capital lease obligations,
        due through 2016....................................          5,566            6,068
      Unsecured notes (d)...................................         10,000           10,000
                                                                    -------         --------
                                                                     95,122          102,676
      Less portion classified as current liability..........          7,958            8,479
                                                                    -------         --------
                                                                    $87,164         $ 94,197
                                                                    =======         ========

     (a) The note is payable in semi-annual installments of $2,500,000 plus interest payable quarterly and matures in April 2000.
     (b) The note is payable in semi-annual principal payments of $2,143,000 commencing in October 2000 and matures in April 2007. Interest is payable quarterly.
     (c) Secured debt is comprised of various first mortgage notes and first deeds of trust including some with fixed rates of interest ranging from 6.5% to 7.9% which were repaid during 1994 and some with floating rates of interest ranging from LIBOR plus .875% (note rate of 7.39% at December 31, 1994) to 94% of prime rate due through 2007. The Company may prepay the floating-rate notes at any time without penalty. Property and equipment with a net book value at December 31, 1994 of $31,442,000 is pledged as collateral on secured debt.
     (d) The Company has a revolving credit/term loan agreement with a commercial bank providing for borrowings of $10,000,000 revolving through 1997, at which time it converts to a term loan, maturing in 1999. If utilized, this facility would replace a $10,000,000 short-term committed line. Interest is charged at the bank's prime rate, or any fixed rate as offered at that time acceptable to the Company. The Company may prepay the loan at any interest payment date without penalty. Under the terms of this agreement, the Company has the option to refinance short-term notes and, accordingly, $10,000,000 was classified as long-term debt at December 31, 1994.

     The Company's debt agreements require, among other things, that the
Company: (a) meet certain working capital requirements; (b) limit the type and amount of indebtedness incurred; (c) limit the operating lease rentals; and (d) grant certain lenders identical security for any liens placed upon the Company's assets, other than those liens specifically permitted in the loan agreements. The Company is in compliance with these covenants at December 31, 1994.
     The note agreement which governs the 10.1% and 7.16% unsecured notes payable allows for the issuance of additional notes of up to $30 million in the aggregate at any time over the next three years if requested by the Company. This uncommitted "shelf" facility would be funded at prevailing market interest rates for similar credit-rated borrowers and would mature in no more than 13 years with an average life of 10 years or less.


- -18-

HAVERTY FURNITURE COMPANIES, INC.

     The aggregate maturities of long-term debt and capital lease obligations during the five years subsequent to December 31, 1994 are as follows:
1995-$7,958,000; 1996-$7,972,000; 1997-$11,805,000; 1998-$13,101,000;
1999-$10,065,000. Such scheduled maturities assume that the short-term notes are refinanced under the maximum term available under the related $10,000,000 revolving credit/term loan agreement.
     Cash payments for interest were approximately $8,156,000, $7,325,000 and $7,796,000 in 1994, 1993 and 1992, respectively.

NOTE 8-INCOME TAXES
       Income tax expense (benefit) consists of the following (in thousands):

                                                    1994              1993             1992
                                                  -------           -------          -------
      Current:
        Federal...............................    $ 7,269           $ 4,721          $ 3,121
        State.................................      1,170               757              345
                                                  -------           -------          -------
                                                    8,439             5,478            3,466
                                                  -------           -------          -------
      Deferred:
        Federal..............................      (  607)              444             (730)
        State................................      (   91)               12             ( 80)
                                                  -------           -------          -------
                                                   (  698)              456             (810)
                                                  -------           -------          -------
                                                  $ 7,741           $ 5,934          $ 2,656
                                                  =======           =======          =======

     Income tax expense differs from the amount computed by applying the statutory Federal income tax rate. The differences are summarized as follows (in thousands):

                                                    1994              1993            1992
                                                  -------           -------          -------
      Statutory rates applied to income
         before income taxes.................     $ 7,097           $ 5,376          $ 2,444
      State income taxes, net of federal
         tax benefit.........................         761               497              175
      Other..................................      (  117)               61               37
                                                  -------           -------          -------
                                                  $ 7,741           $ 5,934          $ 2,656
                                                  =======           =======          =======

     Deferred tax assets and liabilities as of December 31, 1994 and 1993 were as follows (in thousands):

                                                                      1994             1993
                                                                    -------          -------
      Deferred tax assets:
         Allowance for doubtful accounts....................        $ 1,628          $ 1,631
         Retirement and compensation obligations............          1,028              952
         Inventory related..................................            645              685
         Retrospective and self-insurance accruals..........            593              563
         Capitalized leases.................................            501              477
         Loss on property write-down........................            429               --
         Other..............................................             --               99
                                                                    -------          -------
                                   Total deferred tax assets          4,824            4,407
                                                                    -------          -------
      Deferred tax liabilities:
         Net property and equipment.........................          2,667            3,056
         Other..............................................            108               --
                                                                    -------          -------
                              Total deferred tax liabilities          2,775            3,056
                                                                    -------          -------
      Net deferred tax assets...............................        $ 2,049          $ 1,351
                                                                    =======          =======

     Deferred income tax benefit of $810,000 in 1992 resulted primarily from benefits of $295,000 for allowance for doubtful accounts, $212,000 for insurance reserves and $181,000 for excess book depreciation.

HAVERTY FURNITURE COMPANIES, INC.

     The Company made income tax payments of $5,107,000, $5,895,000 and $3,201,000 in 1994, 1993 and 1992, respectively. Income tax benefit related to stock options of approximately $156,000 and $1,331,000 was recorded as an increase in additional paid-in capital in 1994 and 1993, respectively.

NOTE 9-STOCKHOLDERS' EQUITY
     Common Stock has a preferential dividend rate, while Class A Common Stock has greater voting rights (including the ability to elect a majority of the Board of Directors). Class A Common Stock is convertible at the holder's option at any time into Common Stock on a 1-for-1 basis; Common Stock is not convertible into Class A Common Stock. There is no present plan for issuance of Preferred Stock.

NOTE 10-BENEFIT PLANS
     The Company has a defined benefit pension plan covering substantially all employees. The benefits are based on years of service and the employee's final average compensation. The Company's funding policy is to contribute annually an amount which is within the range of the minimum required contribution and the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.
     The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheet at December 31 (in thousands):

                                                                             1994             1993
                                                                          ---------         --------
      Actuarial present value of projected benefit obligations:
             Accumulated benefit obligations, including vested benefits
                 of $17,360 in 1994 and $17,967 in 1993................   $  17,989         $ 18,363
             Increase for projected salary increases...................       4,543            4,550
                                                                          ---------         --------
             Projected benefit obligations for service rendered to date      22,532           22,913
      Plan assets at fair value........................................      19,391           21,386
                                                                          ---------         --------
      Plan assets less than projected benefit obligations..............      (3,141)          (1,527)
      Unrecognized net gain from past experience different
             from that assumed and effects of changes in assumptions...       2,314            1,186
      Unrecognized prior service cost..................................       1,127            1,154
      Unrecognized net asset...........................................      (1,150)          (1,352)
                                                                          ---------         --------
      Accrued pension expense included in the balance sheet............   $  (  850)        $ (  539)
                                                                          =========         ========

     Net pension cost included the following components (in thousands):

                                                           1994              1993            1992
                                                         -------           -------         -------
      Service cost-benefits earned
         during the period.....................          $ 1,130           $   763         $   602
      Interest cost on projected benefit obligations       1,676             1,547           1,458
      Actual loss (return) on plan assets......            1,292            (2,747)         (2,120)
      Net amortization and deferral............           (3,173)            1,133             649
                                                         -------           -------         -------
      Net pension cost.........................          $   925           $   696         $   589
                                                         =======           =======         =======

     The weighted-average discount rates used in determining the actuarial present value of benefit obligations were 8.5% and 7.0% at December 31, 1994 and 1993, respectively. The annual rate of increase for future compensation was 6.0% for 1994 and 1993. The expected long-term rate of return on plan assets was 8.5% for 1994, 1993 and 1992.

     The plan's assets consist primarily of U.S. Government securities and listed stocks and bonds. Included in the plan assets at December 31, 1994 were 34,000 shares of the Company's Common Stock and 42,000 shares of the Company's Class A Common Stock with an aggregate fair value of $1,919,000.


- -20-

HAVERTY FURNITURE COMPANIES, INC.

     The Company has a non-qualified, non-contributory Supplemental Executive Retirement Plan (SERP) which covers one executive officer and four retired executive officers. The plan provides annual supplemental retirement benefits to the executives amounting to 55% of final average earnings less benefits payable from the Company's defined benefit pension plan and Social Security benefits. Under the plan, which is not funded, the Company pays benefits directly to covered executives beginning at their retirement. At December 31, 1994, the projected benefit obligation for this plan totaled $2,124,000, of which $1,701,000 is included in the accompanying balance sheet. Pension expense recorded under the SERP amounted to $246,000, $196,000, and $208,000 for 1994, 1993 and 1992, respectively.
     The Company has an employee savings/retirement (401k) plan to which substantially all employees may contribute. The Company matches employee contributions to the extent of 50% of the first 2% of earnings and 25% of the next 4% contributed by participants. The Company expensed approximately $744,000 in 1994, $561,000 in 1993 and $557,000 in 1992 in matching employer contributions to this plan.
     The Company offers no postretirement benefits other than pensions and no significant postemployment benefits.

NOTE 11-STOCK OPTION PLANS
     The Stock Option Committee of the Board of Directors serves as Administrator for the Company's incentive and non-qualified stock option plans. Options are granted by the Committee under both stock plans to officers and non-officer employees. In accordance with certain provisions of the non-qualified plan, options granted to non-employee directors of the Company are automatic annual grants on a pre-determined date to purchase a specific number of shares at the fair market value of the shares on such date. As of December 31, 1994 the maximum number of options which may be granted under incentive and non-qualified stock option plans were 237,348 and 412,000, respectively.
     The table below summarizes options activity for the past three years under the Company's stock option plans.

                                               Incentive Stock              Non-Qualified
                                                 Option Plans            Stock Option Plans
                                          -----------------------       ---------------------
                                            Option        Average        Option       Average
                                            Shares         Price         Shares        Price
                                          ----------      -------       --------     --------
Outstanding at January 1, 1992..........     795,413      $  6.77        337,500     $   6.23
      Granted...........................     277,875         5.79         36,000         6.75
      Exercised.........................   (  84,735)        6.15        (69,000)        5.99
      Cancelled or expired..............   ( 107,040)        7.38        (36,000)        7.13
                                          ----------      -------       --------     --------
Outstanding at December 31, 1992........     881,513         6.44        268,500         6.23
      Granted...........................     234,375        12.65         57,000        16.13
      Exercised.........................    (778,818)        6.54       (106,000)        6.35
      Cancelled or expired..............   (     225)        7.00             --          --
                                          ----------      -------       --------     --------
Outstanding at December 31, 1993........     336,845        10.55        219,500         8.74
      Granted...........................     287,500        14.17         88,000        15.29
      Exercised.........................   (  68,447)        8.67       ( 39,000)        6.99
      Cancelled or expired..............   (  24,698)       12.06       (  7,000)        8.45
                                          ----------      -------       --------     --------
Outstanding at December 31, 1994........     531,200      $ 12.68        261,500     $  11.22
                                          ==========      =======       ========     ========

      Of the options outstanding at December 31, 1994, 746,200 shares were for Common Stock and 46,500 shares were for Class A Common Stock. All non-qualified options outstanding were exercisable and 227,295 shares of options under the incentive plans were exercisable at December 31, 1994.

HAVERTY FURNITURE COMPANIES, INC.


NOTE 12-COMMITMENTS
     The Company leases certain property and equipment. Initial lease terms range from 5 years to 30 years and certain leases contain renewal options ranging from 1 to 25 years or provide for options to purchase the related property at fair market value. The leases generally require the Company to pay all maintenance, property taxes and insurance costs.
     At December 31, 1994, aggregate future minimum payments under capital leases and non-cancelable operating leases with initial or remaining terms in excess of one year consisted of the following (in thousands):

                                                               Capital              Operating
                                                               Leases                Leases
                                                               -------              ---------
      1995..................................................   $   983              $   9,726
      1996..................................................       979                  9,275
      1997..................................................     1,011                  8,654
      1998..................................................     1,002                  8,282
      1999..................................................       797                  7,775
      Subsequent to 1999....................................     3,919                 47,573
      Less total minimum sublease rentals...................        --                 (2,761)
                                                               -------              ---------
      Net minimum lease payments............................                        $  88,524
                                                                                    =========
      Total minimum lease amounts...........................     8,691
      Amounts representing interest.........................     3,125
                                                               -------
      Present value of future minimum lease payments........   $ 5,566
                                                               =======

     Rental expense applicable to operating leases consisted of the following (in thousands):

                                                                1994        1993       1992
                                                              --------    --------   --------
      Property
         Minimum.........................................     $  9,477    $  8,390   $  8,148
         Additional rentals based on sales...............          689         508        389
         Sublease income.................................         (858)       (753)     ( 727)
                                                              --------    --------   --------
                                                                 9,308       8,145      7,810
      Equipment..........................................        1,584       1,235      1,161
                                                              --------    --------   --------
                                                              $ 10,892    $  9,380   $  8,971
                                                              ========    ========   ========

NOTE 13-SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
     The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 1994 and 1993:

                                                              1994 Quarter Ended
                                                --------------------------------------------
                                                March 31   June 30      Sept. 30     Dec. 31
                                                --------   --------     --------    --------
                                                     (In thousands, except per share data)
      Net sales...........................      $ 88,016   $ 84,747     $ 94,529    $ 102,840
      Gross profit.........................       41,509     39,832       44,391       49,712
      Credit service charges...............        2,883      2,892        2,902        2,987
      Income before income taxes...........        4,398      3,321        4,754        7,806
      Net income...........................        2,726      2,060        2,947        4,805
      Earnings per share...................          .24        .18          .26          .42 (a)


- -22-

HAVERTY FURNITURE COMPANIES, INC.

                                                             1993 Quarter Ended
                                                ---------------------------------------------
                                                March 31    June 30     Sept. 30      Dec. 31
                                                --------   --------     --------     --------
                                                     (In thousands, except per share data)
      Net sales...........................      $ 77,734   $ 71,876     $ 81,179     $ 92,070
      Gross profit.........................       36,387     34,164       38,222       43,738
      Credit service charges...............        2,572      2,595        2,638        2,695
      Income before income taxes...........        3,019      2,435        3,849        6,347
      Net income...........................        1,902      1,534        2,396        3,884
      Earnings per share (b)...............          .21        .14          .21          .34

      (a) Reflects fourth quarter adjustments including a write-down of property to fair value which reduced net income by approximately $680,000 or $.06 per share and the effect of a change in accounting for LIFO inventories (Note 3) which increased net income by approximately $330,000 or $.03 per share.
      (b) Adjusted to reflect the 3-for-2 stock split in June 1993.




- -------------------------------------------------------------------------------
HAVERTY FURNITURE COMPANIES, INC.
Report of Ernst & Young LLP, Independent Auditors


Board of Directors
Haverty Furniture Companies, Inc.

     We have audited the accompanying balance sheets of Haverty Furniture Companies, Inc. as of December 31, 1994 and 1993, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Haverty Furniture Companies, Inc. at December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


                                                               Ernst & Young LLP

Atlanta, Georgia
January 30, 1995


                                                                            -23-