Form 10-K/A, Exhibit 13
period 1994-12-31
HAVERTY FURNITURE COMPANIES INC
filed 1995-06-29
CIK 216085

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


                                                               Ernst & Young LLP

Atlanta, Georgia
January 30, 1995

Market Prices and Dividend Information

The Company's two classes of Common Stock are quoted on The Nasdaq Stock Market (National Market). The trading symbol for the Common Stock is HAVT and for Class A Common Stock is HAVTA. Based on the number of holders of record and an estimate of the number of individual participants represented by security position listings, there are approximately 3,700 holders of the Common Stock and 600 holders of the Class A Common Stock. High and low sales prices reported by the Nasdaq National Market and dividends for the last two years were (in dollars):

                                                     1994
- --------------------------------------------------------------------------------------------------------

                            Common Stock                                      Class A Common Stock
               -------------------------------------------          ------------------------------------
Quarter                                           Dividend                                      Dividend
Ended              High              Low          Declared                High       Low        Declared
- --------------------------------------------------------------------------------------------------------
March 31          19-1/4           14-1/4          .0675                 19-1/4    14-1/4        .0625
June 30           16               12              .0675                 15-3/4    11-3/4        .0625
Sept. 30          14-1/2           10-3/4          .0700                 15        11-1/4        .0650
Dec. 31           14               10-7/8          .0700                 14-1/4    10-3/4        .0650



                                                  1993 (a)
- --------------------------------------------------------------------------------------------------------

                               Common Stock                                     Class A Common Stock
               -------------------------------------------            ----------------------------------
Quarter                                          Dividend                                       Dividend
Ended               High             Low         Declared                 High       Low        Declared
- --------------------------------------------------------------------------------------------------------
March 31          13-3/4           10-3/4         .0650                  13-3/4    10-3/8        .0617
June 30           15               11-7/8         .0650                  15-3/8    11-3/4        .0617
Sept. 30          17-1/2           12-3/8         .0675                  18        12            .0625
Dec. 31           19-5/8           16-1/2         .0675                  19-3/4    16-3/4        .0625


(a) The prices and dividends have been adjusted to reflect the 3-for 2 stock split in June 1993. Prices have been rounded to the nearest eighth.