Form 10-K405, Exhibit 13
period 1995-12-31
HAVERTY FURNITURE COMPANIES INC
filed 1996-03-20
CIK 216085

                                                                   EXHIBIT 13.1
================================================================================


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
     The following table sets forth for the periods indicated certain items from the Company's consolidated statements of income as a percentage of net sales.


                                                  Year Ended December 31
                                                --------------------------
                                                 1995      1994      1993
                                                -----      -----     -----
     Net sales ............................     100.0%     100.0%    100.0%
     Gross profit .........................      47.2       47.4      47.2
     Credit service charges ...............       3.1        3.2       3.3
     Selling, general and administrative ..      42.4       41.7      42.3
     Interest expense .....................       2.8        2.3       2.2
     Provision for doubtful accounts ......       0.7        0.8       1.0
     Other income (expense), net ..........       0.5       (0.3)     (0.1)
     Income before income taxes ...........       4.9        5.5       4.8
     Net income ...........................       3.1        3.4       3.0
     Effective tax rate ...................      37.3%      38.2%     37.9%
                                                =====      =====     =====

     For an understanding of the significant factors that influenced the Company's performance during the past three years, the following discussion should be read in conjunction with the consolidated financial statements appearing elsewhere in this annual report.

1995 COMPARED TO 1994
     Net sales for 1995 increased 6.8% from $370,132,000 to $395,470,000. This increase was attributable to a 3.1% comparable-store sales increase, a 14.4% increase in sales from stores expanded within the last year and from seven new stores.
     Gross profit as a percent of net sales was 47.2% for 1995 as compared with 47.4% in 1994. This slight erosion is attributable to the Company's substantial presence in several highly competitive markets. The LIFO reserve also increased in 1995 impacting the gross profit margin negatively by 0.2% versus 0.1% in 1994.
     Selling, general and administrative expenses as a percent of sales increased to 42.4% in 1995 compared to 41.7% in 1994. This increase was the result of several factors including higher depreciation costs associated with new and expanded stores. Additionally, five of the seven new retail locations in 1995 were open on average less than two months. This short period does not provide the time necessary to reach a sales level to adequately cover the stores' higher initial operating costs. Also included in selling, general and administrative expenses are the planned store pre-opening costs, which are expensed as incurred, of approximately $656,000. These expenses were only approximately $25,000 in 1994 as new store openings were at a very low level.

================================================================================

     Credit service charges declined to 3.1% of net sales in 1995 from 3.2% in 1994 as customer financing at lower promotional rates continued at a rate comparable to the prior year. Management believes that responding to the terms of advertised financing promotions offered by many of its competitors reduces the need to emphasize off-price promotional activity and can stimulate sales. The Company's credit programs do not require retroactive interest to be charged to customers who do not fully comply with the terms of these promotions, as do many of the credit programs offered by its competitors.
     A provision for doubtful accounts of 0.7% and 0.8% of net sales was made in 1995 and 1994, respectively. The Company's accounts receivable growth continued to reflect the level of credit versus cash sales of approximately 80% in 1995 and 1994.
     The Company is consolidating its credit operations from 45 market-area locations to one corporate site. Management believes the transition will be completed during the third quarter of 1996 and the related personnel and other operational efficiencies will save general and administrative costs on a going forward basis.
     Interest expense increased 0.5% as a percent of net sales due to an increase of 30.1% in average debt levels to support increased capital expenditures. The Company's effective interest rate increased 53 basis points reflecting the higher rates associated with the long-term debt incurred during 1995. The Company has entered into interest rate swap agreements to reduce the impact of changes in interest rates on its bank line-of-credit arrangements and floating-rate notes payable. Interest expense is adjusted for the differential to be paid or received as interest rates change. The effect of such adjustments on interest expense was not significant during 1995.
     Other income in 1995 of $2,124,000 consists primarily of a $1,189,000 gain from the tornado destruction of a retail location and $932,000 in gains from the sale of certain real estate.

1994 COMPARED TO 1993
     Net sales increased 14.6% as comparable-store sales (sales from stores opened or expanded for one year or more) increased 10.0%. Management attributes the improvement to several factors including a favorable general economic climate. The program of remodeling and expanding stores in certain markets, coupled with the success of upgraded merchandise lines, enabled sales to grow at a faster pace than the home furnishings industry's estimated average of 6.5%, according to the American Furniture Manufacturers Association.
     Gross profit as a percent of net sales improved 0.2% primarily due to the effect of improved merchandise purchasing and lower inflation under the LIFO accounting method which was partially offset by strong sales growth in large metropolitan markets which have greater price competition. The increase in sales of higher-price point furniture lines, which typically yield slightly lower gross margins, was also a factor.
     The LIFO provision was 0.1% of net sales in 1994 versus 0.5% in 1993. During the fourth quarter of 1994, the Company changed its method of accounting for LIFO inventories from applying U.S. Bureau of Labor Statistics (BLS) indices to internally developed indices. The Company believes the internally developed indices more accurately measure increases and decreases in the Company's cost of merchandise and produce a better matching of current costs and revenues. The LIFO provision would have been 0.3% of net sales in 1994 had the BLS indices been used. The cumulative effect of such change at the beginning of 1994 and proforma amounts for prior years are not determinable.
     Credit service charges declined to 3.2% of net sales from 3.3% in 1993 as customer financing at lower promotional interest rates increased slightly. Free-interest promotions for specified periods up to one year were available on a periodic basis to stimulate sales and meet competition.
     Selling, general and administrative expenses decreased 0.6% as a percent of net sales in 1994 reflecting the fixed cost nature of many expenses in this category as well as improvements in cost control by the Company. General insurance costs declined 0.3% as a percent of net sales due to more favorable claims experience and improved safety programs. Advertising expense decreased 0.2% as a percent of net sales as the Company continued to perform more production work in-house. In absolute dollars, advertising expenses increased 12.3% as the Company moved to reinforce the quality merchandise and service themes which management uses to differentiate the Company.

================================================================================

     Interest expense increased 0.1% as a percent of net sales due to an increase of 18.8% in average debt levels to support higher accounts receivable and capital expenditures. Also, the Company's effective interest rate increased 17 basis points reflecting increased short-term rates.
     A provision for doubtful accounts of 0.8% and 1.0% of net sales was made in 1994 and 1993, respectively. The Company's accounts receivable rose from the strong sales volume and the increase in credit versus cash sales to 80% of net sales versus 78% in 1993. The Company continued to experience bad debt write-offs consistent with its expectations.
     Other expenses increased from 0.1% to 0.3% of net sales. During the fourth quarter of 1994, the Company determined that land originally purchased in 1987, for warehouse expansion in its Dallas market was no longer suitable, in size or location given the growth of that market and lack of improvements in the immediate vicinity's infrastructure. In connection with plans to sell these properties, the Company made a write-down of $1.1 million which was charged to other expenses. The Company sold one property and obtained an offer to purchase the other resulting in an additional loss or write-down of $196,000, during 1995.

LIQUIDITY AND SOURCES OF CAPITAL
     The Company has used internally generated funds and bank borrowings to finance its continuing operations and growth. Net cash used in operating activities was $1.4 million in 1995, $1.9 million in 1994 and $15.2 million in 1993. The Company carries its own customer accounts receivable and thus increasing credit sales negatively impact cash flows from operations. Accounts receivable increased $15.3 million in 1995, $25.5 million in 1994 and $31.5 million in 1993.
     The ratio of current assets to current liabilities was 2.6 at the end of 1995, compared to 2.5 and 4.1 at the end of 1994 and 1993, respectively. The increase in current assets continues to be attributable to higher accounts receivable and inventory levels. Inventory levels were 14% higher in 1995 as the Company added 17% more retail square footage during the year. Inventory turnover for 1995 was impacted negatively as over half of the increase in the inventory level was due to new square footage which was open, on average, less than two months.
     Investing activities used $42.5 million of cash in 1995 compared to $24.6 million in 1994 and $12.3 million in 1993. During 1995, the Company completed the construction of seven new stores and the expansion of eight existing stores. Capital expenditures of approximately $14.6 million were also made for projects which will be completed in 1996.
     Financing activities provided $44.1 million of cash during 1995 primarily from $50 million in unsecured term notes maturing at various dates through 2008.
     The Company has arrangements with eight banks under line-of-credit agreements to borrow up to $104 million. At December 31, 1995, of this amount, $74 million were committed lines ($17.8 million unused) and $30 million were uncommitted lines ($17.8 million unused). Borrowings accrue interest at competitive money-market rates and all lines are reviewed annually for renewal. The Company has a revolving credit/term loan agreement with a commercial bank providing for borrowings of $15 million through 1998, at which time it converts to a term loan, maturing in 1998. If utilized, this facility would replace a $15 million short-term committed line. The Company's financial covenants under various loan agreements allow for securitization of up to approximately one-half of the outstanding balances of accounts receivable. The Company plans to enter into a financing transaction of this type in 1996, the proceeds of which would reduce accounts receivable and notes payable to banks.

================================================================================

     In addition to cash flow from operations, the Company uses bank lines of credit on an interim basis to finance capital expenditures and repay long-term debt. Longer-term transactions such as sale/lease-backs, private placements and mortgage financing are used periodically to reduce short-term borrowings and manage interest-rate risk. The Company pursues a diversified approach to its financing requirements and balances its overall capital structure with fixed-rate or capped-rate debt as determined by the interest rate environment (79% of total debt was interest-rate protected at December 31, 1995). The Company's average effective interest rates on all borrowings (excluding capital leases) were 7.2%, 7.3% and 7.0% in 1995, 1994 and 1993, respectively.
     Capital expenditures are presently expected to include for 1996 the addition of 5 new stores and the remodeling and expansion of 7 existing locations. The preliminary estimate of capital expenditures for 1996 is $22 million. In addition, the Company has committed to lease 3 stores and a distribution center commencing in 1996 under operating lease agreements. Minimum lease commitments, including guaranteed residual values, are expected to aggregate $31 million for the initial five-year term. Funds available from operations, bank lines of credit and other possible financing transactions are expected to be adequate to finance the Company's planned expenditures.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
     In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be material.

SEASONALITY
     Although the Company does not consider its business to be seasonal, sales are somewhat higher in the second half of the year, particularly in the fourth quarter.

================================================================================================================


SELECTED 5-YEAR FINANCIAL DATA
(In thousands, except per share data)

                                         1995             1994            1993            1992            1991
----------------------------------------------------------------------------------------------------------------
Net Sales ......................    $    395,470      $  370,132      $  322,859      $  282,022      $  246,390
----------------------------------------------------------------------------------------------------------------
Cost of Goods Sold .............         209,000         194,688         170,348         150,725         129,581
Credit Service Charges .........          12,376          11,664          10,500          10,489          11,566
Depreciation and Amortization...          10,634           8,602           6,875           6,069           5,479
Interest Expense ...............          11,158           8,470           7,240           7,518           8,190
----------------------------------------------------------------------------------------------------------------
Income Before Income Taxes .....    $     19,444      $   20,279      $   15,650      $    7,188      $    3,555
Income Taxes ...................           7,261           7,741           5,934           2,656           1,315
                                    ----------------------------------------------------------------------------
Net Income .....................    $     12,183      $   12,538      $    9,716      $    4,532      $    2,240
----------------------------------------------------------------------------------------------------------------
Income Before Income Taxes
  as a % of Net Sales...........             4.9%            5.5%            4.8%            2.5%            1.4%
Net Income as a % of Net Sales..             3.1%            3.4%            3.0%            1.6%            0.9%
================================================================================================================
Earnings Per Share (a) .........    $       1.05      $     1.10      $      .91      $      .53      $      .26
================================================================================================================
Cash Dividends-
  Amount........................    $      3,406      $    3,082      $    2,772      $    2,120      $    2,102
  Per Share:
    Common Stock (a)............           .3000           .2750           .2650           .2550           .2533
    Class A Common Stock (a)....           .2800           .2550           .2490           .2417           .2400
================================================================================================================
Capital Expenditures ...........    $     44,896      $   24,387      $   13,721      $    9,701      $    8,353
Additional Capitalized Leases ..              --              --              --              --           2,100
================================================================================================================
Working Capital ................    $    159,937      $  139,695      $  147,733      $  103,467      $   99,190
Current Ratio ..................       2.64 TO 1       2.50 to 1       4.11 to 1       2.66 to 1       3.02 to 1
================================================================================================================
Accounts Receivable, Net .......    $    172,877      $  160,405      $  137,630      $  109,301      $   92,931
================================================================================================================
Inventories ....................    $     73,597      $   64,582      $   54,739      $   50,573      $   49,483
================================================================================================================
Property and Equipment,
  Net Carrying Value............    $    112,405      $   80,198      $   67,439      $   61,296      $   57,899
================================================================================================================
Total Assets ...................    $    371,778      $  315,103      $  264,353      $  229,184      $  208,653
================================================================================================================
Long-term Debt and Capital
  Lease Obligations.............    $    129,233      $   87,164      $   94,197      $   79,630      $   74,406
================================================================================================================
Stockholders' Equity ...........    $    140,955      $  131,055      $  120,418      $   83,567      $   80,804
Equity Per Common Share (a) ....           12.13           11.40           10.59            9.77            9.54
================================================================================================================
Number of Retail Stores:
  Open at beginning of period...              90              89              88              86              86
  Opened during period..........               7               1               3               5              --
  Closed/relocated
    during period...............               3              --               2               3              --
                                    ----------------------------------------------------------------------------
  Open at end of period.........              94              90              89              88              86
                                    ----------------------------------------------------------------------------
  Remodeled and/or
    expanded during period......               8              13              16              12               4
================================================================================================================

(a) Adjusted for all stock dividends and splits.

========================================================================================


CONSOLIDATED STATEMENTS OF INCOME
HAVERTY FURNITURE COMPANIES, INC. AND SUBSIDIARIES
(In thousands, except per share data)
                                                       Year Ended December 31
                                             ---------------------------------------
                                               1995           1994           1993
                                             --------       --------        --------
Net sales ..............................     $395,470       $370,132        $322,859
Cost of goods sold .....................      209,000        194,688         170,348
                                             --------       --------        --------
 Gross profit ..........................      186,470        175,444         152,511
Credit service charges .................       12,376         11,664          10,500
                                             --------       --------        --------
                                              198,846        187,108         163,011
Costs and expenses:
  Selling, general and administrative...      167,514        154,491         136,551
  Interest .............................       11,158          8,470           7,240
  Provision for doubtful accounts ......        2,854          2,773           3,154
                                             --------       --------        --------
                                              181,526        165,734         146,945
                                             --------       --------        --------
                                               17,320         21,374          16,066
Other income (expense), net ............        2,124         (1,095)           (416)
                                             --------       --------        --------
              INCOME BEFORE INCOME TAXES       19,444         20,279          15,650

Income taxes (Note 8) ..................        7,261          7,741           5,934
                                             --------       --------        --------
                              NET INCOME     $ 12,183       $ 12,538        $  9,716
                                             ========       ========        ========
Average number of common and common
  equivalent shares outstanding ........       11,555         11,425          10,733
                                             ========       ========        ========
Earnings per share .....................     $   1.05       $   1.10        $    .91
                                             ========       ========        ========




See notes to consolidated financial statements.

==============================================================================================================


CONSOLIDATED BALANCE SHEETS
HAVERTY FURNITURE COMPANIES, INC. AND SUBSIDIARIES
(In thousands, except share data)

                                                                                            December 31
                                                                                       ----------------------
ASSETS                                                                                   1995           1994
                                                                                       --------       -------
Current Assets
  Cash and cash equivalents ....................................................      $  2,146       $  1,925
  Accounts receivable (Note 2) .................................................       172,877        160,405
  Inventories (Note 3) .........................................................        73,597         64,582
  Other current assets .........................................................         5,852          2,686
  Deferred income taxes (Note 8) ...............................................         2,938          3,396
                                                                                      --------       --------
                                                            TOTAL CURRENT ASSETS       257,410        232,994

Property and equipment (Notes 4 and 7) .........................................       112,405         80,198
Other assets ...................................................................         1,963          1,911
                                                                                      --------       --------
                                                                                      $371,778       $315,103
                                                                                      ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Notes payable to banks (Note 5) ..............................................      $ 53,400       $ 49,200
  Accounts payable and accrued expenses (Note 6) ...............................        35,988         32,809
  Income taxes (Note 8) ........................................................           112          3,332
  Current portion of long-term debt and capital lease obligations
    (Notes 7 and 12)............................................................         7,973          7,958
                                                                                      --------       --------
                                                       TOTAL CURRENT LIABILITIES        97,473         93,299

Long-term debt and capital lease obligations, less current portion (Notes 7
    and 12).....................................................................       129,233         87,164
Deferred income taxes (Note 8) .................................................         1,786          1,347
Other liabilities ..............................................................         2,331          2,238
Commitments (Note 12)
Stockholders' Equity (Notes 9 and 11):
  Capital Stock, par value $1 per share -
   Preferred Stock, Authorized - 1,000,000 shares; Issued: None
   Common Stock, Authorized - 15,000,000 shares;
     Issued: 1995 - 9,154,780 shares; 1994 - 8,928,532 shares
       (including shares in treasury: 1995 and 1994 - 498,948) .................         9,155          8,929
   Convertible Class A Common Stock, Authorized - 5,000,000 shares;
     Issued: 1995 - 3,217,411 shares; 1994 - 3,313,606 shares
       (including shares in treasury: 1995 and 1994 - 249,055) .................         3,217          3,314
 Additional paid-in capital ....................................................        32,494         31,500
 Retained earnings .............................................................       101,666         92,889
                                                                                      --------       --------
                                                                                       146,532        136,632
Less cost of Common Stock and Convertible
   Class A Common Stock in treasury ............................................         5,577          5,577
                                                                                      --------       --------
                                                      TOTAL STOCKHOLDERS' EQUITY       140,955        131,055
                                                                                      --------       --------
                                                                                      $371,778       $315,103
                                                                                      ========       ========



See notes to consolidated financial statements.

===============================================================================================================================


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
HAVERTY FURNITURE COMPANIES, INC. AND SUBSIDIARIES
(In thousands, except per share data)


                                        Common           Class A      Additional
                                         Stock        Common Stock      Paid-in         Retained      Treasury
                                    ($1 Par Value)   ($1 Par Value)     Capital         Earnings       Stock           Total
                                    -------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1993            $   5,583       $   3,718       $   3,354       $   76,489     $  (5,577)      $   83,567
Net income .........................         --              --              --            9,716            --            9,716
Cash dividends on common stock:
  Amount ...........................         --              --              --           (2,772)           --           (2,772)
  Per share:
   Common - $.265
   Class A Common - $.249
Conversion of Class A Common Stock..        359            (359)             --               --            --               --
Stock option transactions, net .....        470             100           4,321               --            --            4,891
Sale of Common Stock ...............      1,391              --          23,625               --            --           25,016
Stock split (3 for 2) ..............        962            (105)           (857)              --            --               --
                                      ---------       ---------       ---------       ----------     ---------       ----------
BALANCE AT DECEMBER 31, 1993              8,765           3,354          30,443           83,433        (5,577)         120,418
Net income .........................         --              --              --           12,538            --           12,538
Cash dividends on common stock:
  Amount ...........................         --              --              --           (3,082)           --           (3,082)
  Per share:
   Common - $.275
   Class A Common - $.255
Conversion of Class A Common Stock..         80             (80)             --               --            --               --
Stock option transactions, net .....         84              40           1,057               --            --            1,181
                                      ---------       ---------       ---------       ----------     ---------       ----------
BALANCE AT DECEMBER 31, 1994              8,929           3,314          31,500           92,889        (5,577)         131,055
Net income .........................         --              --              --           12,183            --           12,183
Cash dividends on common stock:
  Amount ...........................         --              --              --           (3,406)           --           (3,406)
  Per share:
   Common - $.30
   Class A Common - $.28
Conversion of Class A Common Stock..        100            (100)             --               --            --               --
Stock option transactions, net .....        126               3             994               --            --            1,123
                                      ---------       ---------       ---------       ----------     ---------       ----------
BALANCE AT DECEMBER 31, 1995 .......  $   9,155       $   3,217       $  32,494       $  101,666     $  (5,577)      $  140,955
                                      =========       =========       =========       ==========     =========       ==========



See notes to consolidated financial statements.

============================================================================================================


CONSOLIDATED STATEMENTS OF CASH FLOWS
HAVERTY FURNITURE COMPANIES, INC. AND SUBSIDIARIES
(In thousands)

                                                                                 Year Ended December 31
                                                                             -------------------------------
                                                                               1995        1994       1993
                                                                             --------    --------   --------
OPERATING ACTIVITIES
Net income...............................................................    $ 12,183    $ 12,538   $  9,716
  Adjustments to reconcile net income to net cash used in operating activities:
      Depreciation and amortization......................................      10,634       8,602      6,875
      Provision for doubtful accounts....................................       2,854       2,773      3,154
      Reduction of cost to market value of property held for sale .......         140       1,100         --
      Deferred income taxes .............................................         897        (698)       456
      (Gain) loss on sale or involuntary conversion of property and
        equipment........................................................      (2,121)         86        (85)
                                                                             --------    --------   --------
                                                                 Subtotal      24,587      24,401     20,116

  Changes in operating assets and liabilities:
      Accounts receivable................................................     (15,326)    (25,548)   (31,483)
      Inventories........................................................      (9,472)     (9,843)    (4,166)
      Other current assets...............................................      (1,161)         24        375
      Accounts payable and accrued expenses..............................       3,179       5,747      1,769
      Income taxes.......................................................      (3,220)      3,332     (1,789)
                                                                             --------    --------   --------
                                    NET CASH USED IN OPERATING ACTIVITIES      (1,413)     (1,887)   (15,178)
                                                                             --------    --------   --------
INVESTING ACTIVITIES
  Purchases of property and equipment....................................     (44,896)    (24,387)   (13,721)
  Proceeds from sale of property and equipment ..........................       2,407         128        822
  Other investing activities ............................................      (2,893)       (329)       635
  Insurance proceeds ....................................................       2,922          --         --
                                                                             --------    --------   --------
                                    NET CASH USED IN INVESTING ACTIVITIES     (42,460)    (24,588)   (12,264)
                                                                             --------    --------   --------
FINANCING ACTIVITIES
  Net increase (decrease) in short-term borrowings.......................       4,200      37,300    (14,900)
  Proceeds from issuance of long-term debt...............................      50,044         925     30,000
  Payment of long-term debt and capital lease obligations................      (7,960)     (8,479)   (15,242)
  Exercise of stock options..............................................       1,123       1,181      4,891
  Dividends paid.........................................................      (3,406)     (3,082)    (2,772)
  Sale of Common Stock...................................................          --          --     25,016
  Other financing activities.............................................          93         (59)      (126)
                                                                             --------    --------   --------
                                NET CASH PROVIDED BY FINANCING ACTIVITIES      44,094      27,786     26,867
                                                                             --------    --------   --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.........................         221       1,311       (575)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR...........................       1,925         614      1,189
                                                                             --------    --------   --------
CASH AND CASH EQUIVALENTS AT END OF YEAR.................................    $  2,146    $  1,925   $    614
                                                                             ========    ========   ========


See notes to consolidated financial statements.

================================================================================


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Organization: The Company is a full-service home furnishings retailer with 94 showrooms in 11 southern states, selling a broad line of middle to high-end furniture. The middle to upper-middle income households earning in excess of $35,000 annually are the Company's predominant target market.

     Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Use of Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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

     Fair Values of Financial Instruments: The Company's financial instruments consist of cash, accounts receivable, accounts payable and long-term debt. Cash, accounts receivable and accounts payable are stated at fair market value; the carrying amount of long-term debt approximates fair market value based on current interest rates. Interest rate swap agreements are valued based on the estimated amount the Company would pay to terminate the agreements at the reporting date, taking into account current interest rates and the credit worthiness of the swap counterparties.

     Interest Rate Swap Agreements: These agreements involve the receipt of fixed-rate amounts in exchange for floating-rate interest payments over the life of the agreements without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in other liabilities or assets. The fair values of the swap agreements are not recognized in the financial statements.

     Advertising Expense: The cost of advertising is expensed as incurred. The Company incurred approximately $28,000,000, $26,800,000 and $23,900,000 in advertising costs during 1995, 1994 and 1993, respectively.

     Stock Based Compensation: The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for the stock option grants.

     Earnings Per Share: Earnings per share are computed based on the weighted average number of common shares plus significant dilutive common stock equivalents related to stock options.

     Impact of Recently Issued Accounting Standards: In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be material.

================================================================================


NOTE 2 - ACCOUNTS RECEIVABLE
     Credit sales under Company credit programs were, as a percent of sales, approximately 80% in 1995 and 1994 and 78% in 1993. Accounts receivable are shown net of the allowance for doubtful accounts of $7,105,000 at December 31, 1995 and 1994, respectively. Accounts receivable terms vary as to payment terms (30 days to four years) and interest rates (0% to 21%) and are generally collateralized by the merchandise sold. Accounts receivable balances due after one year at December 31, 1995 and 1994 were approximately $57,194,000 and $46,368,000, respectively, and have been included in current assets in accordance with trade practice.
     The Company believes that the carrying value of existing customer receivables is the best estimate of fair value because of their short average maturity and estimated bad debt losses have been reserved. Concentrations of credit risk with respect to customer receivables are limited due to the large number of customers comprising the Company's account base and their dispersion across eleven states.

NOTE 3 - INVENTORIES
     Inventories are measured using the last-in, first-out (LIFO) method of inventory valuation. The excess of current cost over the value of inventories based upon the LIFO method was approximately $13,416,000 and $12,698,000 at December 31, 1995 and 1994, respectively. A number of the Company's competitors use the first-in, first-out (FIFO) basis of inventory valuation which approximates current costs. The use of the LIFO valuation method as compared to the FIFO method had the effect of decreasing net income by $.04, $.02 and $.09 per share for the years ended 1995, 1994 and 1993, respectively, had the Company's effective tax rate been applied to changes in income resulting therefrom, and had no other assumptions been made as to changes in income.
     During the fourth quarter of 1994, the Company changed its method of accounting for LIFO inventories from applying U.S. Bureau of Labor Statistics indices to internally developed indices. The Company believes the internally developed indices more accurately measure increases and decreases in the Company's cost of merchandise and produce a better matching of current costs and revenues. The effect of the change in the accounting for LIFO inventories was to increase net income by approximately $330,000 or $.03 per share in the year ended December 31, 1994. The cumulative effect of such change at the beginning of 1994 and proforma income amounts for prior years are not determinable.


NOTE 4 - PROPERTY AND EQUIPMENT
Property and equipment is summarized as follows (in thousands):
                                                                      1995          1994
                                                                 ------------  ------------
             Land .............................................  $     22,480  $     17,552
             Buildings and improvements .......................        79,020        60,368
             Equipment ........................................        48,722        40,159
             Capital leases ...................................         9,989         9,989
             Construction in progress .........................         7,940         1,350
                                                                -------------  ------------
                                                                      168,151       129,418
             Less accumulated depreciation ....................       (49,193)      (43,103)
             Less accumulated capital lease amortization ......        (6,553)       (6,117)
                                                                -------------  ------------
             Property and equipment, net ......................  $    112,405  $     80,198
                                                                 ============  ============




     Interest cost capitalized amounted to $1,209,000 in 1995, $85,000 in 1994 and $3,000 in 1993.

================================================================================


Note 5 - Credit Arrangements

     Under short-term line-of-credit arrangements with banks, the Company may borrow up to $104,000,000 upon such terms as the Company and the banks mutually agree. These arrangements are reviewed annually for renewal.
     Committed lines of credit totaled $74,000,000 with customary fees payable on the unused portion ($17,800,000 unused at December 31, 1995). No fees or compensating balances are required for the remaining $30,000,000 uncommitted lines of credit ($17,800,000 unused at December 31, 1995).
     At December 31, 1995, the Company owed $68,400,000 in short-term loans to banks, of which $15,000,000 was classified as long-term debt as described in
Note 7. The weighted average stated interest rate for these borrowings outstanding at December 31, 1995 and 1994 was 6.1% and 6.3%, respectively. The Company has interest-rate swap agreements as described in Note 7 covering approximately $16,900,000 of short-term debt.

NOTE 6 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES
     The components of accounts payable and accrued expenses are as follows (in thousands):


                                                         1995       1994
                                                       --------    -------
           Accounts payable, trade ................... $ 13,313    $12,495
           Accrued compensation ......................    7,144      7,043
           Taxes other than income taxes .............    6,547      5,866
           Other .....................................    8,984      7,405
                                                       --------    -------
                                                       $ 35,988    $32,809
                                                       ========    =======



NOTE 7 - LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS
     Long-term debt and capital lease obligations are summarized as follows (in thousands):


                                                         1995       1994
                                                       --------    -------
       Unsecured term note (a) ....................... $ 30,000    $    --
       7.44% unsecured note payable (b) ..............   15,000         --
       7.16% unsecured note payable (c) ..............   30,000     30,000
       10.1% unsecured note payable (d) ..............   22,500     27,500
       Secured debt (e) ..............................   19,678     22,056
       6.3% to 10.5% capital lease obligations,
         due through 2016.............................    5,028      5,566
       Unsecured notes (f) ...........................   15,000     10,000
                                                       --------    -------
                                                        137,206     95,122
       Less portion classified as current liability ..    7,973      7,958
                                                       --------    -------
                                                       $129,233    $87,164
                                                       ========    =======

================================================================================

     (a) The term note is payable in quarterly installments initially of $250,000 commencing in February 1998 and then $1,000,000 commencing in February 2000. The note matures in November 2006 and interest is payable quarterly. The note has a floating rate of interest at LIBOR plus 0.7%

     (b) The note is payable in semi-annual installments of $1,250,000 commencing in January 2003 and matures in October 2008. Interest is payable quarterly.

     (c) The note is payable in semi-annual principal payments of $2,143,000 commencing in October 2000 and matures in April 2007. Interest is payable quarterly.

     (d) The note is payable in semi-annual installments of $2,500,000 plus interest payable quarterly and matures in April 2000.

     (e) Secured debt is comprised of various first mortgage notes and first deeds of trust including some with fixed rates of interest ranging from 5.7% to 7.9% and some with floating rates of interest ranging from LIBOR plus 0.5% (note rate of 6.18% at December 31, 1995) to 70% of prime rate due through 2007. The Company may prepay the floating-rate notes at any time without penalty. Property and equipment with a net book value at December 31, 1995 of $31,670,000 is pledged as collateral on secured debt.

     (f) The Company has a revolving credit/term loan agreement with a commercial bank providing for borrowings of $15,000,000 revolving through 1998. If utilized, this facility would replace a $15,000,000 short-term committed line. Interest is charged at the bank's prime rate, or LIBOR plus 0.375%, or any fixed rate as offered at that time acceptable to the Company. The Company may prepay the loan at any interest payment date without penalty. Under the terms of this agreement, the Company has the option to refinance short-term notes and accordingly, $15,000,000 was classified as long-term debt at December 31, 1995.

     The Company's debt agreements require, among other things, that the
Company: (a) meet certain working capital requirements; (b) limit the type and amount of indebtedness incurred; (c) limit the operating lease rentals; and (d) grant certain lenders identical security for any liens placed upon the Company's assets, other than those liens specifically permitted in the loan agreements. The Company is in compliance with these covenants at December 31, 1995.
     The note agreement which governs the 10.1%, 7.16% and 7.44% unsecured notes payable allows for the issuance of additional notes of up to $15 million in the aggregate at any time in 1996 if requested by the Company. This uncommitted "shelf" facility would be funded at prevailing market interest rates for similar credit-rated borrowers and would mature in no more than 12 years with an average life of 10 years or less.
     The Company has entered into interest rate swap agreements to reduce the impact of changes in interest rates on its bank line-of-credit arrangements and floating-rate notes payable. At December 31, 1995, the Company had six outstanding interest rate swap agreements, having a notional amount of $78,076,000. Two of the agreements effectively fix the average interest rate on the Company's $30 million floating-rate note at 8.2% through 2006. The remaining agreements are at rates ranging from 5.29% to 5.95% maturing in 1998, 2000 and 2002. Under the terms of the agreements, the Company makes payments at fixed rates and receives payments at variable rates which are based on LIBOR adjusted quarterly. The fair values of these agreements at December 31, 1995, are approximately $3,400,000.
     The aggregate maturities of long-term debt and capital lease obligations during the five years subsequent to December 31, 1995 are as follows:
1996--$7,973,000; 1997--$8,056,000; 1998--$24,102,000; 1999--$9,817,000;
2000--$11,205,000. Such scheduled maturities assume that the short-term notes are refinanced under the maximum term available under the related $15,000,000 revolving credit/term loan agreement.
     Cash payments for interest were approximately $11,308,000, $8,156,000 and $7,325,000 in 1995, 1994 and 1993, respectively.

================================================================================


NOTE 8 - INCOME TAXES

     Income tax expense (benefit) consists of the following (in thousands):

                                                     1995                   1994                      1993
                                                    ------                 ------                    ------
        Current:
          Federal................................   $5,653                 $7,269                    $4,721
          State .................................      711                  1,170                       757
                                                    ------                 ------                    ------
                                                     6,364                  8,439                     5,478
                                                    ------                 ------                    ------
        Deferred:
          Federal................................      787                   (607)                      444
          State .................................      110                    (91)                       12
                                                    ------                 ------                    ------
                                                       897                   (698)                      456
                                                    ------                 ------                    ------
                                                    $7,261                 $7,741                    $5,934
                                                    ======                 ======                    ======

     Income tax expense differs from the amount computed by applying the statutory Federal income tax rate. The differences are summarized as follows (in thousands):

                                                       1995                   1994                     1993
                                                      -------                -------                 ---------
          Statutory rates applied to income
            before income taxes ...................   $ 6,805                $ 7,097                 $   5,376

          State income taxes, net of federal
            tax benefit............................       462                    761                       497

          Other....................................        (6)                  (117)                       61
                                                      -------                -------                 ---------
                                                      $ 7,261                $ 7,741                 $   5,934
                                                      =======                =======                 =========

        Deferred tax assets and liabilities as of December 31, 1995 and 1994 were as follows (in thousands):

                                                                               1995                      1994
                                                                              ------                    ------
          Deferred tax assets:
            Allowance for doubtful accounts ...........................       $1,039                    $1,628
            Retirement and compensation obligations....................        1,142                     1,028
            Inventory related .........................................           82                       645
            Retrospective and self-insurance accruals..................          568                       593
            Capitalized leases ........................................          448                       501
            Loss on property write-down ...............................          432                       429
            Other .....................................................          243                        --
                                                                              ------                    ------
                                              Total deferred tax assets        3,954                     4,824
                                                                              ------                    ------
          Deferred tax liabilities:
            Net property and equipment ................................        2,288                     2,667
            Other .....................................................          124                       108
            Gain on involuntary conversion ............................          390                        --
                                                                              ------                    ------
                                         Total deferred tax liabilities        2,802                     2,775
                                                                              ------                    ------
          Net deferred tax assets .....................................       $1,152                    $2,049
                                                                              ======                    ======


================================================================================

     The current federal and state tax provisions do not reflect the tax savings resulting from deductions associated with the Company's various stock option plans. These savings were $190,000, $156,000 and $1,331,000 in 1995,
1994 and 1993, respectively, and were credited to stockholders' equity.
     The Company made income tax payments of $9,403,000, $5,107,000 and $5,895,000 in 1995, 1994 and 1993, respectively.

NOTE 9 - STOCKHOLDERS' EQUITY
     Common Stock has a preferential dividend rate, while Class A Common Stock has greater voting rights (including the ability to elect a majority of the Board of Directors). Class A Common Stock is convertible at the holder's option at any time into Common Stock on a 1-for-1 basis; Common Stock is not convertible into Class A Common Stock. There is no present plan for issuance of Preferred Stock.

NOTE 10 - BENEFIT PLANS
     The Company has a defined benefit pension plan covering substantially all employees. The benefits are based on years of service and the employee's final average compensation. The Company's funding policy is to contribute annually an amount which is within the range of the minimum required contribution and the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.
     The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheet at December 31 (in thousands):


                                                                                                      1995              1994
                                                                                                   ----------         ---------

        Actuarial present value of projected benefit obligations:
         Accumulated benefit obligations, including vested benefits
            of $19,217 in 1995 and $17,360 in 1994 ................................                $   20,143         $  17,989
         Increase for projected salary increases ..................................                     6,690             4,543
         Projected benefit obligations for service rendered to date................                    26,833            22,532
        Plan assets at fair value .................................................                    22,421            19,391
                                                                                                   ----------         ---------
        Plan assets less than projected benefit obligations .......................                    (4,412)           (3,141)
        Unrecognized net loss from past experience different
            from that assumed and effects of changes in assumptions................                     2,488             2,314
        Unrecognized prior service cost ...........................................                     1,005             1,127
        Unrecognized net asset.....................................................                      (948)           (1,150)
                                                                                                   ----------         ---------
        Accrued pension expense included in the balance sheet......................                $   (1,867)        $    (850)
                                                                                                   ==========         =========



     Net pension cost included the following components (in thousands):


                                                                                  1995               1994                1993
                                                                               ----------         -----------          --------
       Service cost-benefits earned
            during the period ...................................               $    1,041         $    1,130          $    763
       Interest cost on projected benefit obligations ...........                    1,903              1,676             1,547
       Actual loss (return) on plan assets ......................                   (4,293)             1,292            (2,747)
       Net amortization and deferral ............................                    2,599             (3,173)            1,133
                                                                                ----------         ----------          --------
       Net pension cost .........................................               $    1,250         $      925          $    696
                                                                                ==========         ==========          ========

================================================================================

     The weighted-average discount rates used in determining the actuarial present value of benefit obligations were 7.5% and 8.5% at December 31, 1995 and 1994, respectively. The annual rate of increase for future compensation was 6.0% for 1995 and 1994. The expected long-term rate of return on plan assets was 8.5% for 1995, 1994 and 1993.
     The plan's assets consist primarily of U.S. Government securities and listed stocks and bonds. Included in the plan assets at December 31, 1995 were 34,000 shares of the Company's Common Stock and 142,000 shares of the Company's Class A Common Stock with an aggregate fair value of $2,380,000.
     The Company has a non-qualified, non-contributory Supplemental Executive Retirement Plan (SERP) which covers five retired executive officers. The plan provides annual supplemental retirement benefits to the executives amounting to 55% of final average earnings less benefits payable from the Company's defined benefit pension plan and Social Security benefits. Under the plan, which is not funded, the Company pays benefits directly to covered executives beginning at their retirement. At December 31, 1995, the projected benefit obligation for this plan totaled $2,031,000, of which $1,628,000 is included in the accompanying balance sheet. Pension expense recorded under the SERP amounted to $204,000, $246,000 and $196,000 for 1995, 1994 and 1993, respectively.
     The Company has an employee savings/retirement (401k) plan to which substantially all employees may contribute. The Company matches employee contributions to the extent of 50% of the first 2% of earnings and 25% of the next 4% contributed by participants. The Company expensed approximately $801,000 in 1995, $744,000 in 1994 and $561,000 in 1993 in matching employer contributions to this plan.
     The Company offers no postretirement benefits other than pensions and no significant postemployment benefits.

NOTE 11 - STOCK OPTION PLANS
     The Stock Option Committee of the Board of Directors serves as Administrator for the Company's incentive and non-qualified stock option plans. Options are granted by the Committee under both stock plans to officers and non-officer employees. In accordance with certain provisions of the non-qualified plan, options granted to non-employee directors of the Company are automatic annual grants on a pre-determined date to purchase a specific number of shares at the fair market value of the shares on such date. As of December 31, 1995, the maximum number of options which may be granted under incentive and non-qualified stock option plans were 50,098 and 354,000, respectively.
     The table below summarizes options activity for the past three years under the Company's stock option plans.


                                                 Incentive Stock       Non-Qualified
                                                   Option Plans      Stock Option Plans
                                               ------------------   --------------------
                                                Option    Average    Option      Average
                                                Shares     Price     Shares       Price
                                               --------   -------   --------    --------
        Outstanding at January 1, 1993 ......   881,513    $ 6.44    268,500    $  6.23
          Granted ...........................   234,375     12.65     57,000      16.13
          Exercised .........................  (778,818)     6.54   (106,000)      6.35
          Cancelled or expired ..............      (225)     7.00         --         --
                                               --------    ------   --------    -------
        Outstanding at December 31, 1993 ....   336,845     10.55    219,500       8.74
          Granted ...........................   287,500     14.17     88,000      15.29
          Exercised .........................   (68,447)     8.67    (39,000)      6.99
          Cancelled or expired ..............   (24,698)    12.06     (7,000)      8.45
                                               --------    ------   --------    -------
        Outstanding at December 31, 1994 ....   531,200     12.68    261,500      11.22
          Granted ...........................   324,750     12.33     89,000      12.65
          Exercised .........................   (24,200)     6.46    (76,000)     10.75
          Cancelled or expired ..............  (137,500)    14.13    (13,000)      5.15
                                               --------    ------   --------    -------
        Outstanding at December 31, 1995 ....   694,250    $12.45    261,500    $ 12.14
                                               ========    ======   ========    =======

================================================================================

     Of the options outstanding at December 31, 1995, 930,250 shares were for Common Stock and 25,500 shares were for Class A Common Stock. All non-qualified options outstanding were exercisable and 490,414 shares of options under the incentive plans were exercisable at December 31, 1995.
     In addition, the Company had shares available for future purchases under the Employee Stock Purchase Plan at December 31, 1995. This plan, approved by the stockholders in 1992, enables the Company to grant substantially all employees options to purchase up to 750,000 shares of common stock, of which 187,782 shares have been exercised from inception of the plan, at a price equal to the lesser of (a) 85% of the stock's fair market value at the date of grant, or (b) 85% of the stock's fair market value at the exercise date. Shares purchased may not exceed 10% of the employee's annual compensation, as defined, or $25,000 of common stock at its fair market value (determined at the time such option is granted) for any one calendar year. Employees pay for the shares ratably over a period of six months (the purchase period) through payroll deductions or lump sum payments, and cannot exercise their option to purchase any of the shares until the conclusion of the purchase period. In the event an employee elects not to exercise such options, the full amount withheld is refundable. During 1995, options for 82,346 shares were exercised at an average price of $9.88 per share. At December 31, 1995, 48,946 options were outstanding at an average price of $11.58 per share.

NOTE 12 - COMMITMENTS
     The Company leases certain property and equipment. Initial lease terms range from 5 years to 30 years and certain leases contain renewal options ranging from 1 to 25 years or provide for options to purchase the related property at fair market value. The leases generally require the Company to pay all maintenance, property taxes and insurance costs.
     At December 31, 1995, aggregate future minimum payments under capital leases and non-cancelable operating leases with initial or remaining terms in excess of one year consisted of the following (in thousands):

                                                                              Capital            Operating
                                                                               Leases             Leases
                                                                              -------            --------
        1996 ............................................                      $  979            $  9,775
        1997 ............................................                       1,011               9,152
        1998 ............................................                       1,002               8,938
        1999 ............................................                         797               8,468
        2000 ............................................                         637               7,820
        Subsequent to 2000 ..............................                       3,282              45,738
        Less total minimum sublease rentals .............                          --              (2,409)
                                                                               ------            --------
        Net minimum lease payments ......................                                        $ 87,482
                                                                                                 ========
        Total minimum lease amounts .....................                       7,708
        Amounts representing interest ...................                       2,680
                                                                               ------
        Present value of future minimum lease payments ..                      $5,028
                                                                               ======

================================================================================

        Rental expense applicable to operating leases consisted of the following (in thousands):

                                                                      1995             1994              1993
                                                                   ----------        ---------        ----------
     Property
      Minimum .......................................              $   10,343        $   9,477        $    8,390
      Additional rentals based on sales .............                     560              689               508
      Sublease income ...............................                    (952)            (858)             (753)
                                                                   ----------        ---------        ----------
                                                                        9,951            9,308             8,145
     Equipment ......................................                   2,360            1,584             1,235
                                                                   ----------        ---------        ----------
                                                                   $   12,311        $  10,892        $    9,380
                                                                   ==========        =========        ==========

        At December 31, 1995, the Company had committed to lease certain properties beginning in 1996 under operating lease agreements. Minimum lease commitments, including guaranteed residual values, under the leases are expected to be $31 million for the initial five-year term.

NOTE 13 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

        The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 1995 and 1994:

                                                                        1995 Quarter Ended
                                                   ---------------------------------------------------------------
                                                    March 31           June 30          Sept. 30           Dec. 31
                                                   ---------           -------          --------           -------
                                                               (In thousands, except per share data)
        Net sales ...................              $  94,383          $  88,678         $100,970          $111,439
        Gross profit ................                 44,468             41,668           47,663            52,671
        Credit service charges ......                  3,063              3,021            3,014             3,278
        Income before income taxes ..                  4,402              3,382            4,994             6,666
        Net income ..................                  2,729              2,097            3,095             4,262
        Earnings per share ..........                    .24                .18              .27               .37


                                                                         1994 Quarter Ended
                                                   --------------------------------------------------------------
                                                   March 31             June 30          Sept. 30         Dec. 31
                                                   --------             -------          --------         -------
                                                              (In thousands, except per share data)
        Net sales ...................              $  88,016          $  84,747         $  94,529         $102,840
        Gross profit ................                 41,509             39,832            44,391           49,712
        Credit service charges ......                  2,883              2,892             2,902            2,987
        Income before income taxes ..                  4,398              3,321             4,754            7,806
        Net income ..................                  2,726              2,060             2,947            4,805
        Earnings per share ..........                    .24                .18               .26              .42(a)

        (a) Reflects fourth quarter adjustments including a write-down of property to fair value which reduced net income by approximately $680,000 or $.06 per share and the effect of a change in accounting for LIFO inventories (Note 3) which increased net income by approximately $330,000 or $.03 per share.

================================================================================


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

        Board of Directors
        Haverty Furniture Companies, Inc.

        We have audited the accompanying consolidated balance sheets of Haverty Furniture Companies, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Haverty Furniture Companies, Inc. and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

        Atlanta, Georgia                          /s/ Ernst & Young LLP
        January 30, 1996

MARKET PRICES AND DIVIDEND INFORMATION

The Company's two classes of common stock are quoted on The Nasdaq Stock Market (National Market). The trading symbol for the Common Stock is HAVT and for Class A Common Stock is HAVTA. Based on the number of holders of record and an estimate of the number of individual participants represented by security position listings, there are approximately 4,000 holders of Common Stock and 500 holders of the Class A Common Stock. High and low sales prices reported by The Nasdaq National Market and dividends for the last two years were (in dollars):

                                   1995
---------------------------------------------------------------------------
                       Common Stock               Class A Common Stock
               ----------------------------   -----------------------------
Quarter                            Dividend                        Dividend
Ended           High      Low      Declared    High       Low      Declared
---------------------------------------------------------------------------

March 31       13 1/4    10 3/8     .0750     13 1/2     10 1/2     .0700
June 30        13         9 5/8     .0750     12 3/4      9 1/2     .0700
Sept. 30       13 7/8     9 3/4     .0750     12 1/2     10 3/4     .0700
Dec. 31        15        13         .0750     14 3/4     13 1/2     .0700

                                   1994
---------------------------------------------------------------------------
                       Common Stock               Class A Common Stock
               ----------------------------   -----------------------------
Quarter                            Dividend                        Dividend
Ended           High      Low      Declared    High       Low      Declared
---------------------------------------------------------------------------

March 31       19 1/4    14 1/4     .0675     19 1/4     14 1/4     .0625
June 30        16        12         .0675     15 3/4     11 3/4     .0625
Sept. 30       14 1/2    10 3/4     .0700     15         11 1/4     .0650
Dec. 31        14        10 7/8     .0700     14 1/4     10 3/4     .0650


28