Form 10-K, Exhibit 13
period 1997-12-31
HAVERTY FURNITURE COMPANIES INC
filed 1998-03-24
CIK 216085

                                                                    EXHIBIT 13.1

Annual Report to Stockholders for the year ended December 31, 1997


Selected 5-Year Financial Data

In thousands, except per share data



                                         1997         1996       1995        1994        1993
                                     -----------------------------------------------------------
Net sales                              $490,007    $456,860    $395,470    $370,132    $322,859
                                     -----------------------------------------------------------
Cost of goods sold                      259,203     239,976     209,000     194,688     170,348
Income before income taxes               20,787      19,132      19,444      20,279      15,650
Income taxes                              7,400       6,885       7,261       7,741       9,716
Net income                               13,387      12,247      12,183      12,538       9,716
                                     ===========================================================
Earnings per Common Share              $   1.15    $   1.05    $   1.05    $   1.10    $    .91
Diluted earnings per
   Common Share                        $   1.14    $   1.04    $   1.05    $   1.10    $    .91
                                     ===========================================================
Cash Dividends-
   Amount                              $  3,675    $  3,508    $  3,406    $  3,082    $  2,772
   Per Share:
        Common Stock                      .3200       .3050       .3000       .2750       .2650
        Class A Common Stock              .3000       .2850       .2800       .2550       .2490
                                     ===========================================================
Capital expenditures                   $ 14,528    $ 16,463    $ 44,896    $ 24,387    $ 13,721
Depreciation/amortization expense        13,792      12,644      10,634       8,602       6,875
Property and equipment, net             114,618     114,350     112,405      80,918      67,439
                                     ===========================================================
Inventories                            $ 80,713    $ 77,385    $ 73,597    $ 64,582    $ 54,739
Accounts receivable, net                202,763     200,909     172,877     160,405     137,630
Credit service charges                   16,111      13,390      12,376      11,664      10,500
Provision for doubtful accounts           7,648       4,416       2,854       2,773       3,154
                                     ===========================================================
Total assets                           $406,514    $399,875    $371,778    $315,103    $264,353
                                     ===========================================================
Long-term debt                         $120,434    $128,340    $137,206    $ 95,122    $102,676
Interest expense                         14,330      14,463      11,158       8,470       7,240
Stockholders' equity                    159,554     150,916     140,955     131,055     120,418
                                     ===========================================================
Book value per share                   $  13.64    $  12.84    $  12.13    $  11.40    $  10.59
                                     ===========================================================

                                     Haverty Furniture Companies, Inc. 1997   11

Management's Discussion and Analysis of
Financial Condition and Results of Operations

This commentary should be read in conjunction with the Consolidated Financial Statements and Notes, presented elsewhere in this annual report, for a full understanding of Havertys' financial position and results of operations.
     Certain information included in the following discussion contains "forward-looking statements" which may relate to financial results and plans for future business activities, and are thus prospective. Such forward looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied. Potential risks and uncertainties include, but are not limited to, general economic conditions, competition and other uncertainties detailed in this discussion and detailed from time to time in filings by the Company with the Securities and Exchange Commission. Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made.
     The following table sets forth for the periods indicated certain items from the Company's consolidated statements of income as a percentage of net sales.

                                                                1997         1996         1995
                                                               =================================
               Net sales                                       100.0%       100.0%       100.0%
               Gross profit                                     47.1         47.5         47.2
               Credit service charges                            3.3          2.9          3.1
               Selling, general and administrative              41.7         42.1         42.4
               Interest expense                                  2.9          3.2          2.8
               Provision for doubtful accounts                   1.6          1.0          0.7
               Other income (expense), net                       0.0          0.1          0.5
               Income before income taxes                        4.2          4.2          4.9
               Net income                                        2.7          2.7          3.1
                                                               =================================
               Effective tax rate                               35.6%        36.0%        37.3%

1997 Compared to 1996

     Net sales for 1997 increased 7.3% from $456,860,000 to $490,007,000. This increase was attributable to sales from new and relocated stores and a modest 0.7% comparable-store sales increase. Selling space increased 7.0% in 1997 to 3,167,000 square feet. A store's results are included in the comparable-store sales computation on the anniversary of its opening. There were six new stores opened in 1996 and 10 stores in 1997, seven of which replaced eight smaller stores.
     Sales increases have been more difficult to achieve in 1997 than in 1996, when comparable-store sales increased 4.9% for the full year. Management believes that increases have been more difficult due to more cautious consumer spending in the furniture category industry-wide, combined with increased competition through promotions and advertising from many financially pressured retailers. Levitz and Montgomery Ward both declared bankruptcy during the year and many other retailers experienced a decline in sales.
     Gross profit as a percent of net sales was 47.1% for 1997 as compared to 47.5% in 1996. This decline was the result of inventory close-out sales as part of several store relocations and the transition to the Company's new Dallas warehouse facility. The LIFO charge was only 0.1% of net sales in both 1997 and 1996.
     Credit service charges as a percent of net sales increased to 3.3% for 1997, up from 2.9% for 1996. The percentage of customer purchases using credit programs was slightly lower than in 1996, with similar levels of free-interest promotions. However, free interest periods from promotions run in 1996 have expired and the remaining balances generated higher service charge income in 1997.
     The provision for doubtful accounts as a percent of sales has continued to increase, up from 1.0% in 1996 to 1.6% in 1997. In response to increased delinquencies and bankruptcies affecting the entire consumer credit industry, the Company tightened its credit approval criteria slightly in the third quarter of 1997. Based on the current environment, management expects the provision in 1998 to remain at approximately 1.8% of sales, which is equal to the level of the second half of 1997.


12  Haverty Furniture Companies, Inc. 1997

Selling, general and administrative expenses as a percent of sales declined to 41.7% in 1997 from 42.1% in 1996. Efficiencies gained from further centralization of production and purchasing of advertising contributed to the improvement, as did lower overhead due to consolidation of the credit function. During the second quarter of 1997, the Company completed the roll-out of its on-line inventory and automated store system to all of its locations, which has led to improvements in warehouse and delivery processes and reductions in their related costs.
     Interest expense for 1997 declined to 2.9% of net sales from 3.2% in 1996, with a slight decrease in the total dollar amount of interest expense. Average borrowings increased only slightly and the effective interest rate dropped approximately 10 basis points to 7.0%. The Company has entered into interest rate swap agreements to reduce the impact of changes in interest rates on its floating-rate notes payable. The counterparties to these contracts are high credit quality commercial banks. Consequently, credit risk, which is inherent in all swaps, has been minimized to a large extent. Interest expense is adjusted for the differential to be paid or received as interest rates change. The effect of such adjustments on interest expense was not significant during 1997.

1996 Compared to 1995

     Net sales for 1996 increased 15.5% from $395,470,000 to $456,860,000. This increase was attributable to a 4.9% comparable-store sales increase, a 15.1% increase in sales from stores expanded in the last year, and new stores. There were seven new stores opened in 1995, of which four opened in the last quarter, and six stores were opened in 1996.
     Gross profit as a percent of net sales was 47.5% for 1996 as compared to 47.2% in 1995. This improvement is attributable to improved merchandising and changes in the sales mix. The LIFO charge also decreased to 0.1% of net sales in 1996 from 0.2% in 1995.
     Credit service charges declined to 2.9% of net sales in 1996 from 3.1% in 1995 as customer usage of finance promotions involving free interest periods increased.
     The amount expensed for the provision for doubtful accounts as a percent of net sales increased to 1.0% for 1996 from 0.7% in 1995. This higher level reflects the increased delinquencies and bankruptcies experienced in the consumer lending industry. During 1996, the Company consolidated its credit operations from 45 market-area locations to one corporate site. Management believes that this consolidation, while accretive to earnings in the long-term via savings in general and administrative expenses, contributed to higher delinquencies during the transition year.
     Selling, general and administrative expenses as a percent of sales decreased to 42.1% in 1996 compared with 42.4% in 1995. The reduction is primarily the result of leveraged fixed costs and reduced pre-opening costs offsetting higher depreciation charges in the 1996 period.
     Interest expense increased 0.4% from 1995 to 1996 as a percent of net sales due to an increase of 23.7% in average debt levels in 1996 to support increased accounts receivable and capital expenditures. The impact on expense from increased debt levels was lessened by a 30 basis points decrease in the Company's effective interest rate for 1996. The effect of adjustments to interest expense for the differential arising from the Company's interest rate swap agreements was not significant during 1996.

LIQUIDITY AND SOURCES OF CAPITAL
     The Company historically has used internally generated funds and bank borrowings to finance its operations and growth. Net cash provided by operating activities was $24.8 million in 1997, as compared to net cash used of $3.1 million in 1996 and $1.4 million in 1995. Due to level credit sales in 1997, increases in accounts receivable (the Company carries its own customer accounts receivable) did not offset positive cash flows from operations. Accounts receivable increased $9.5 million in 1997, $32.4 million in 1996 and $15.3 million in 1995.
     The ratio of current assets to current liabilities was 2.2 at the end of 1997, compared to 2.3 and 2.6 at the end of 1996 and 1995, respectively. The decrease in the 1997 current ratio is due to the modest increase in current assets and the decision by the Company to use its positive cash flow for investing and financing activities other than reducing its short term bank debt.

                                           Haverty Furniture Companies, Inc. 13

Management's Discussion and Analysis of
Financial Condition and Results of Operations

     Investing activities used $14.2 million of cash in 1997 compared to $14.5 million in 1996 and $42.5 million in 1995. During 1997, capital expenditures of $14.5 million included the completion and construction of one new store, leasehold improvements and equipment. Expenditures were also made for projects which will be completed in 1998.
     Financing activities used $10.6 million of cash during 1997 primarily for $7.9 million in debt repayments and $3.7 million in dividend payments. The Company also repurchased 267,600 shares of its stock for $3.1 million during 1997.
     The Company has arrangements with six banks under line-of-credit agreements to borrow up to $146 million. At December 31, 1997, of this amount, $96 million were committed lines ($35.3 million unused) and $50 million were uncommitted lines ($28.2 million unused). Borrowings accrue interest at competitive money-market rates and all lines are reviewed annually for renewal.
     In addition to cash flow from operations, the Company uses bank lines of credit on an interim basis to finance capital expenditures and repay long-term debt. Longer-term transactions such as private placements of senior notes, sale/leasebacks and mortgage financings are used periodically to reduce short-term borrowings and manage interest-rate risk. The Company pursues a diversified approach to its financing requirements and balances its overall capital structure with fixed-rate or capped-rate debt as determined by the interest rate environment (73.2% of total debt was interest-rate protected at December 31, 1997). The Company's average effective interest rates on all borrowings (excluding capital leases) were 7.0%, 7.1% and 7.2% in 1997, 1996 and 1995, respectively.
     Capital expenditures in 1998 are presently expected to include the remodeling of six new leased locations. The preliminary estimate of capital expenditures for real estate in 1998 is approximately $10.0 million. In addition, the Company has commitments under operating lease agreements to lease three stores which opened in 1997. Minimum lease commitments, including guaranteed residual values, are expected to aggregate approximately $15.8 million for the initial three-year term. Funds available from operations, bank lines of credit and other possible financing transactions are expected to be adequate to finance the Company's planned expenditures.

SEASONALITY

Although the Company does not consider its business to be seasonal, sales are somewhat higher in the second half of the year, particularly in the fourth quarter.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS 131), which is effective for 1998. FAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires that those companies report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company will adopt the new requirements in annual financial statements in 1998. Management has not completed its analysis of the effect of FAS 131 on its reported segments.

IMPACT OF YEAR 2000

The Company has developed a plan to modify its information technology to recognize the year 2000 and has begun converting its critical data processing systems. This project is currently expected to be completed by early 1999 and its cost is not expected to be material. Management does not expect this project to have a significant effect on operations. The Company will continue to implement systems with strategic value though some projects may be delayed due to resource constraints.


14  Haverty Furniture Companies, Inc. 1997

Consolidated Statements of Income

In thousands, except per share data

                                            Year Ended December 31


                                                                  1997        1996        1995
                                                                 ===============================
Net sales                                                        $490,007    $456,860    $395,470
Cost of goods sold                                                259,203     239,976     209,000
                                                                 --------------------------------
     Gross profit                                                 230,804     216,884     186,470
Credit service charges                                             16,111      13,390      12,376
                                                                 --------------------------------
                                                                  246,915     230,274     198,846
Expenses:
     Selling, general and administrative                          204,239     192,445     167,514
     Interest                                                      14,330      14,463      11,158
     Provision for doubtful accounts                                7,648       4,416       2,854
                                                                 --------------------------------
                                                                  226,217     211,324     181,526
                                                                 --------------------------------
                                                                   20,698      18,950      17,320
Other income, net                                                      89         182       2,124
                                                                 --------------------------------
         Income before income taxes                                20,787      19,132      19,444
Income taxes (Note 8)                                               7,400       6,885       7,261
                                                                 --------------------------------
         Net Income                                              $ 13,387    $ 12,247    $ 12,183
                                                                 ================================
Earnings per Common Share                                        $   1.15    $   1.05    $   1.05
Diluted Earnings per Common Share                                $   1.14    $   1.04    $   1.05
Weighted average common shares                                     11,670      11,694      11,555


See accompanying Notes to Consolidated Financial Statements.



                                      Haverty Furniture Companies, Inc. 1997  15

Consolidated Balance Sheets

In thousands, except per share data

                                            December 31


                                                                                        1997         1996
                                                                                -------------------------
ASSETS
Current assets
     Cash and cash equivalents                                                      $    390     $    414
     Accounts receivable (Note 2)                                                    202,763      200,909
     Inventories (Note 3)                                                             80,713       77,385
     Other current assets                                                              5,763        4,422
                                                                                -------------------------
                  Total current assets                                               289,629      283,130
                                                                                -------------------------
Property and equipment (Notes 4 and 7)                                               114,618      114,350
Other assets                                                                           2,267        2,395
                                                                                -------------------------
                                                                                    $406,514     $399,875
                                                                                =========================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
     Notes payable to banks (Note 5)                                                $ 82,500     $ 80,500
     Accounts payable and accrued expenses (Note 6)                                   41,298       36,515
      Deferred income taxes (Note 8)                                                     165          519
      Current portion of long-term debt and capital lease
         obligations (Notes 7 and 12)                                                  8,945        7,906
                                                                                -------------------------
                  Total current liabilities                                          132,908      125,440
                                                                                -------------------------
Long-term debt and capital lease obligations, less current
         portion (Notes 7 and 12)                                                    111,489      120,434
Deferred income taxes (Note 8)                                                           199          826
Other liabilities                                                                      2,364        2,259
                  Total liabilities                                                  246,960      248,959
                                                                                -------------------------
Commitments (Note 12)
Stockholders' equity (Notes 9 and 11)
     Preferred Stock, par value $1 per share, Authorized -
         1,000 shares; Issued: None
     Common Stock, Authorized - 50,000 shares; Issued: 1997 - 9,604 shares; 1996 - 9,306 shares (including shares in treasury: 1997 and
         1996 - 756 and 494, respectively)                                             9,604        9,306
     Convertible Class A Common Stock, Authorized - 15,000 shares; Issued:
         1997 - 3,096 shares; 1996 - 3,192 shares (including shares in treasury:
         1997 and 1996 - 249)                                                          3,096        3,192
     Additional paid-in capital                                                       35,363       33,556
     Retained earnings                                                               120,117      110,405
                                                                                -------------------------
                                                                                     168,180      156,459
     Less cost of Common Stock and Convertible
         Class A Common Stock in treasury                                              8,626        5,543
                                                                                -------------------------
                  Total stockholders' equity                                         159,554      150,916
                                                                                -------------------------
                                                                                    $406,514     $399,875
                                                                                =========================


See accompanying Notes to Consolidated Financial Statements.


16  Haverty Furniture Companies, Inc. 1997

Consolidated Statements of Stockholders' Equity

In thousands, except per share data





                                                         CLASS A
                                           COMMON         COMMON    ADDITIONAL
                                            STOCK          STOCK       PAID-IN    RETAINED     TREASURY
                                    ($1 PAR VALUE) ($1 PAR VALUE)      CAPITAL    EARNINGS        STOCK        TOTAL
                                   ---------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1994             $   8,929    $   3,314    $   31,500   $   92,889    $   (5,577)  $ 131,055
  Net income                                     -            -             -       12,183             -      12,183
  Cash dividends on common stock
     Amount                                      -            -             -       (3,406)            -      (3,406)
     Per share:
         Common - $.30
         Class A Common - $.28
  Conversion of Class A Common Stock           100         (100)            -            -             -           -
  Stock option transactions, net               126            3           994            -             -       1,123
                                   ---------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1995                 9,155        3,217        32,494      101,666        (5,577)    140,955
  Net income                                     -            -             -       12,247             -      12,247
  Cash dividends on common stock:
     Amount                                      -            -             -       (3,508)            -      (3,508)
     Per share:
         Common - $.305
         Class A Common - $.285
  Conversion of Class A Common Stock            49          (49)            -            -             -           -
  Stock option transactions, net               102           24         1,062            -             -       1,188
  Treasury stock issued                          -            -             -            -            34          34
                                   ---------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1996                 9,306        3,192        33,556      110,405        (5,543)    150,916
  Net income                                     -            -             -       13,387             -      13,387
  Cash dividends on common stock:
     Amount                                      -            -             -       (3,675)            -      (3,675)
     Per share:
         Common - $.32
         Class A Common - $.30
  Conversion of Class A Common Stock            96          (96)            -            -             -           -
  Stock option transactions, net               202            -         1,807            -             -       2,009
  Treasury stock transactions, net               -            -             -            -        (3,083)     (3,083)
                                   ---------------------------------------------------------------------------------

Balance at December 31, 1997             $   9,604    $   3,096    $   35,363   $  120,117    $   (8,626)  $ 159,554
                                   =================================================================================


See accompanying Notes to Consolidated Financial Statements.


                                     Haverty Furniture Companies, Inc. 1997  17

Consolidated Statements of Cash Flows

In thousands





                                                         Year Ended December 31



                                                                               1997         1996         1995
                                                                        -------------------------------------
OPERATING ACTIVITIES
Net Income                                                              $    13,387   $   12,247   $   12,183
Adjustments to reconcile net income to net cash provided
     by (used in) operating activities:
     Depreciation and amortization                                           13,792       12,644       10,634
     Provision for doubtful accounts                                          7,648        4,416        2,854
     Reduction of cost to market value of property held for sale                  -            -          140
     Deferred income taxes                                                     (768)       2,497          897
     Loss (gain) on sale or involuntary conversion of
         property and equipment                                                 294         (510)      (2,121)
                                                                        -------------------------------------
                  Subtotal                                                   34,353       31,294       24,587
Changes in operating assets and liabilities:
 Accounts receivable                                                         (9,502)     (32,448)     (15,326)
 Inventories                                                                 (3,328)      (3,788)      (9,472)
 Other current assets                                                        (1,341)       1,430       (1,161)
 Accounts payable and accrued expenses                                        4,570          415          (41)
                                                                        -------------------------------------
         NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                 24,752       (3,097)      (1,413)
                                                                        -------------------------------------

INVESTING ACTIVITIES
Purchases of property and equipment                                         (14,528)     (16,463)     (44,896)
Proceeds from sale of property and equipment                                    174        2,384        2,407
Other investing activities                                                      128         (432)     ( 2,893)
Insurance proceeds                                                                -            -        2,922
                                                                        -------------------------------------
         NET CASH USED IN INVESTING ACTIVITIES                              (14,226)     (14,511)     (42,460)
                                                                        -------------------------------------

FINANCING ACTIVITIES
Net increase in short-term borrowings                                         2,000       12,100        4,200
Proceeds from issuance of long-term debt                                          -       15,000       50,044
Payment of long-term debt and capital lease obligations                      (7,906)      (8,866)      (7,960)
Treasury stock acquired                                                      (3,130)           -            -
Exercise of stock options                                                     2,009        1,188        1,123
Dividends paid                                                              ( 3,675)      (3,508)      (3,406)
Other financing activities                                                      152          (38)          93
                                                                        -------------------------------------
         NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                (10,550)      15,876       44,094
                                                                        -------------------------------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                (24)      (1,732)         221
                                                                        -------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                  414        2,146        1,925
                                                                        -------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                $       390   $      414   $    2,146
                                                                        =====================================


See accompanying Notes to Consolidated Financial Statements.


18  Haverty Furniture Companies, Inc. 1997

Notes To Consolidated Financial Statements





NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


ORGANIZATION:
The Company is a full-service home furnishings retailer with 97 showrooms in 13 states, selling a broad line of middle to high-end furniture. The middle to upper-middle income households are the Company's predominant target market.

PRINCIPLES OF CONSOLIDATION:
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVENTORIES:
Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method.

PROPERTY AND EQUIPMENT:
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the shorter of the estimated useful life or the lease term of the related asset. Investments in property under capital leases are amortized over the related lease term.

CASH EQUIVALENTS:
The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates fair market value.

FAIR VALUES OF FINANCIAL INSTRUMENTS:
The Company's financial instruments consist of cash, accounts receivable, accounts payable and long-term debt. The carrying value of cash, accounts receivable and accounts payable approximates fair market value; the carrying amount of long-term debt approximates fair market value based on current interest rates. The fair value of interest rate swap agreements is based on the estimated amount the Company would pay to terminate the agreements at the reporting date, taking into account current interest rates and the credit worthiness of the swap counterparties.

INTEREST RATE SWAP AGREEMENTS:
These agreements involve the receipt of fixed-rate amounts in exchange for floating-rate interest payments over the life of the agreements without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in other liabilities or assets. The fair values of the swap Notes To Consolidated Financial Statements agreements are not recognized in the financial statements.

ADVERTISING EXPENSE:
The cost of advertising is expensed upon first showing. The Company incurred approximately $31,800,000, $33,100,000, and $28,000,000 in advertising costs during 1997, 1996, and 1995, respectively.


                                     Haverty Furniture Companies, Inc. 1997  19

Notes To Consolidated Financial Statements






STOCK BASED COMPENSATION:
The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options and adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (FAS 123). The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant and, accordingly, recognizes no compensation expense for the stock option grants.

EARNINGS PER SHARE:
During 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS 128). FAS 128 replaced the calculation of primary and fully diluted earnings per share with earnings per common share and diluted earnings per common share. Earnings per common share excludes any dilutive effects of options, warrants and convertible securities. The dilutive effect of the Company's stock options is included in diluted earnings per common share and had the effect of increasing the weighted average shares outstanding assuming dilution by 96,000, 45,000, and 65,000 in 1997, 1996 and 1995, respectively. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to FAS 128 requirements.
     Certain options outstanding during each of the following years and their related exercise prices were not included in the computation of diluted earnings per common share because their exercise price was greater than the average market price of the shares and, therefore, the effect would be antidulitive:
1997 - 182,000 shares at prices ranging from $13.75 to $17.13; 1996 - 452,000 shares at prices ranging from $12.00 to $17.13; and 1995 - 152,000 at prices ranging from $14.13 to $17.13.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS:
In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS 131), which is effective for 1998. FAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires that those companies report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company will adopt the new requirements in annual financial statements in 1998. Management has not completed its analysis of the effect of FAS 131 on its reported segments.


NOTE 2 - ACCOUNTS RECEIVABLE


Credit sales under Company credit programs were, as a percent of sales, approximately 68% in 1997; 72% in 1996 and 74% in 1995. Accounts receivable are shown net of the allowance for doubtful accounts of $8,500,000 at December 31, 1997 and $7,105,000 at December 31, 1996. Accounts receivable terms vary as to payment terms (30 days to four years) and interest rates (0% to 21%) and are generally collateralized by the merchandise sold. Accounts receivable balances due after one year at December 31, 1997 and 1996 were approximately $94,969,000 and $96,040,000, respectively, and have been included in current assets in accordance with trade practice.
     The Company believes that the carrying value of existing customer receivables is the best estimate of fair value because of their short average maturity and estimated bad debt losses have been reserved. Concentrations of credit risk with respect to customer receivables are limited due to the large number of customers comprising the Company's account base and their dispersion across thirteen states.


20  Haverty Furniture Companies, Inc. 1997

NOTE 3 - INVENTORIES


Inventories are measured using the last-in, first-out (LIFO) method of inventory valuation because it results in a better matching of costs and revenues. The excess of current cost over such carrying value of inventories was approximately $14,520,000 and $14,020,000 at December 31, 1997 and 1996, respectively. A number of the Company's competitors use the first-in, first-out (FIFO) basis of inventory valuation which approximates current costs. The use of the LIFO valuation method as compared to the FIFO method had the effect of decreasing earnings per common share by $.03, $.03 and $.04 for the years ended 1997, 1996 and 1995, respectively, assuming the Company's effective tax rates were applied to changes in income resulting therefrom, and no other changes in income were made.


Note 4 - Property and Equipment


Property and equipment is summarized as follows (in thousands):

                                                                                         1997         1996
                                                                                --------------------------
                           Land                                                      $ 21,058     $ 22,366
                           Buildings and improvements                                  98,566       92,123
                           Equipment                                                   58,900       54,514
                           Capital leases                                               8,276        8,276
                           Construction in progress                                       313        1,512
                                                                                --------------------------
                                                                                      187,113      178,791
                           Less accumulated depreciation                              (66,453)     (58,777)
                           Less accumulated capital lease amortization                 (6,042)      (5,664)
                                                                                --------------------------

                           Property and equipment, net                               $114,618     $114,350
                                                                                ==========================

Interest cost capitalized amounted to $64,000 in 1997, $158,000 in 1996, and $1,209,000 in 1995.


NOTE 5 - CREDIT ARRANGEMENTS


Under short-term line-of-credit arrangements with banks, the Company may borrow up to $146,000,000 upon such terms as the Company and the banks mutually agree. These arrangements are reviewed annually for renewal. Of such line of credit arrangements, committed lines of credit totaled $96,000,000 with customary fees payable on the unused portion ($35,300,000 unused at December 31, 1997). No fees or compensating balances are required for the remaining $50,000,000 uncommitted lines of credit ($28,200,000 unused at December 31, 1997).
     The weighted average stated interest rates for these borrowings outstanding at December 31, 1997 and 1996 were 6.2% and 5.9%, respectively.


                                     Haverty Furniture Companies, Inc. 1997  21

Notes To Consolidated Financial Statements





NOTE 6 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES


The components of accounts payable and accrued expenses are as follows (in thousands):

                                                                                        1997          1996
                                                                                --------------------------
                           Accounts payable, trade                                  $ 16,256      $ 12,376
                           Accrued compensation                                        6,678         7,520
                           Taxes other than income taxes                               4,273         5,459
                           Other                                                      14,091        11,160
                                                                                --------------------------
                                                                                    $ 41,298      $ 36,515
                                                                                ==========================


NOTE 7 - LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS


Long-term debt and capital lease obligations are summarized as follows (in thousands):


                                                                                         1997         1996
                                                                                --------------------------
                           Unsecured term note (a)                                  $ 30,000      $ 30,000
                           7.95% unsecured note payable (b)                           15,000        15,000
                           7.44% unsecured note payable (c)                           15,000        15,000
                           7.16% unsecured note payable (d)                           30,000        30,000
                           10.1% unsecured note payable (e)                           12,500        17,500
                           Secured debt (f)                                           14,830        17,165
                           6.3% to 10.5% capital lease obligations,
                                 due through 2016                                      3,104         3,675
                                                                                --------------------------
                                                                                     120,434       128,340
                           Less portion classified as current                          8,945         7,906
                                                                                --------------------------
                                                                                    $111,489      $120,434
                                                                                ==========================

(a) The term note is payable in quarterly installments of $250,000 commencing in February 1998, increasing to $1,000,000 commencing in February 2000.
     The note matures in November 2006 and interest is payable quarterly. The note has a floating rate of interest of LIBOR plus 0.7%.
(b) The note is payable in semi-annual installments of $500,000 commencing in February 2000, increasing to $2,000,000 commencing in February 2007. The note matures in August 2008 and interest is payable quarterly.
(c) The note is payable in semi-annual installments of $1,250,000 commencing in January 2003 and matures in October 2008. Interest is payable quarterly.
(d) The note is payable in semi-annual principal payments of $2,143,000 commencing in October 2000 and matures in April 2007. Interest is payable quarterly.
(e) The note is payable in semi-annual installments of $2,500,000 plus interest payable quarterly and matures in April 2000.
(f) Secured debt is comprised of various first mortgage notes and first deeds of trust including some with fixed rates of interest ranging from 5.7% to 7.9% and some with floating rates of interest ranging from LIBOR plus 0.5% (note rate of 6.48% at December 31, 1997) to 70% of prime rate due through 2007. The Company may prepay the floating-rate notes at any time without penalty. Property and equipment with a net book value at December 31, 1997, of approximately $29,429,000 is pledged as collateral on secured debt.


22  Haverty Furniture Companies, Inc. 1997

     The Company's debt agreements require, among other things, that the
Company: (a) meet certain working capital requirements; (b) limit the type and amount of indebtedness incurred; (c) limit the operating lease rentals; and (d) grant certain lenders identical security for any liens placed upon the Company's assets, other than those liens specifically permitted in the loan agreements. The Company is in compliance with these covenants at December 31, 1997.
     The Company has entered into interest rate swap agreements to reduce the impact of changes in interest rates on its bank line-of-credit arrangements and floating-rate notes payable. At December 31, 1997, the Company had six outstanding interest rate swap agreements, having notional amounts aggregating $73,128,000. Two of the agreements effectively fix the average interest rate on the Company's $30-million floating-rate term note at 8.2% through 2006. The remaining agreements are at rates ranging from 5.29% to 5.95% maturing in 1998, 2000 and 2002. Under the terms of the agreements, the Company makes payments at fixed rates and receives payments at variable rates which are based on LIBOR, adjusted quarterly. The Company had net unrealized losses relating to such instruments of $1,717,000 and $929,000 at December 31, 1997 and 1996,
respectively.
     The aggregate maturities of long-term debt and capital lease obligations during the five years subsequent to December 31, 1997, are as follows: 1998 - $8,945,000; 1999 - $9,711,000; 2000 - $12,091,000; 2001 - $11,259,000 and 2002 -
$11,179,000.
     Cash payments for interest were approximately $14,321,000, $14,594,000 and $11,754,000 in 1997, 1996, and 1995, respectively.


NOTE 8 - INCOME TAXES


Income tax expense (benefit) consists of the following (in thousands):


                                                                            1997         1996        1995
                                                                 ----------------------------------------
                           Current
                                 Federal                                 $ 8,027      $ 4,244     $ 5,653
                                 State                                       141          144         711
                                                                 ----------------------------------------
                                                                           8,168        4,388       6,364
                                                                 ========================================
                           Deferred
                                 Federal                                    (756)       2,423         787
                                 State                                       (12)          74         110
                                                                 ----------------------------------------
                                                                            (768)       2,497         897
                                                                 ----------------------------------------
                                                                         $ 7,400      $ 6,885     $ 7,261
                                                                 ========================================


   Income tax expense differs from the amount computed by applying the statutory Federal income tax rate. The differences are summarized as follows (in thousands):

                                                                           1997         1996          1995
                                                                 -----------------------------------------
                           Statutory rates applied to income
                                 before income taxes                     $ 7,275      $ 6,696      $ 6,805
                           State income taxes, net of federal
                                 tax benefit                                  92           94          462
                           Other                                              33           95           (6)
                                                                 -----------------------------------------
                                                                         $ 7,400      $ 6,885      $ 7,261
                                                                 =========================================


                                     Haverty Furniture Companies, Inc. 1997  23

Notes to Consolidated Financial Statements





     Deferred tax assets and liabilities as of December 31, 1997 and 1996 were as follows (in thousands):


                                                                                         1997         1996
                                                                                --------------------------
                           Deferred tax assets
                                 Retirement and compensation obligations             $  1,200     $  1,045
                                 Retrospective and self-insurance accruals                466          565
                                 Capitalized leases                                       412          412
                                 Inventory related                                          5          284
                                 Net operating loss carryforward                        1,035            -
                                 Alternative minimum tax credits                          407            -
                                 Other                                                    284          226
                                                                                --------------------------
                                        Total deferred tax assets                       3,809        2,532
                                                                                ==========================

                           Deferred tax liabilities:
                                 Net property and equipment                               807        1,836
                                 Accounts receivable related                            3,037        2,041
                                 Other                                                    329            -
                                                                                --------------------------
                                         Total deferred tax liabilities                 4,173        3,877
                                                                                --------------------------
                            Net deferred tax liabilities                              $  (364)    $ (1,345)
                                                                                ==========================


     The Company made income tax payments of $11,084,000, $4,976,000, and $9,403,000 in 1997, 1996 and 1995, respectively. The net operating loss carryforward expires in 2012.


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


NOTE 10 - BENEFIT PLAN


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


24  Haverty Furniture Companies, Inc. 1997

     The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheet at December 31 (in thousands):


                                                                                                  1997         1996
                                                                                          --------------------------
                  Actuarial present value of projected benefit obligations:
                      Accumulated benefit obligations, including vested
                      benefits of $23,250 in 1997 and $19,937 in 1996                          $ 24,389     $ 20,886
                      Increase for projected salary increases                                     8,652        7,095
                                                                                          --------------------------

                  Projected benefit obligations for service rendered to date                     33,041       27,981
                  Plan assets at fair value                                                      33,616       27,517
                                                                                          --------------------------

                  Plan assets in excess of (less than) projected benefit obligations                575         (464)
                  Unrecognized net gain from past experience different from
                      that assumed and effects of changes in assumptions                           (707)        (349)
                  Unrecognized prior service cost                                                   860          991
                  Unrecognized net asset                                                           (543)        (746)
                                                                                          --------------------------
                  Prepaid asset (accrued pension expense)
                      included in the balance sheet                                            $    185    $    (568)
                                                                                          --------------------------


     Net pension cost included the following components (in thousands):

                                                                           1997          1996         1995
                                                                      ------------------------------------
                  Service cost-benefits earned during the period        $ 1,655       $ 1,599      $ 1,041
                  Interest cost on projected benefit obligations          2,157         1,972        1,903
                  Actual return on plan assets                           (5,484)       (3,628)      (4,293)
                  Net amortization and deferral                           3,048         1,667        2,599
                                                                      ------------------------------------
                  Net pension cost                                      $ 1,376       $ 1,610      $ 1,250
                                                                      ====================================

     The weighted-average discount rates used in determining the actuarial present value of benefit obligations were 7.25%, 7.75% and 7.50% at December 31, 1997, 1996 and 1995, respectively. The annual rate of increase for future compensation was 6.0% for 1997, 1996 and 1995. The expected long-term rate of return on plan assets was 8.5% for 1997, 1996 and 1995.
     The plan's assets consist primarily of U.S. Government securities and listed stocks and bonds. Included in the plan assets at December 31, 1997, were 34,000 shares of the Company's Common Stock and 143,000 shares of the Company's Class A Common Stock with an aggregate fair value of $2,324,000.
     The Company has a Non-Qualified, Non-Contributory Supplemental Executive Retirement Plan (SERP) which covers five retired executive officers. The Plan provides annual supplemental retirement benefits to the executives amounting to 55% of final average earnings less benefits payable from the Company's defined benefit pension plan and Social Security benefits. The Company also has a non-qualified, non-contributory SERP for employees whose retirement benefits are reduced due to their annual compensation levels. The total amount of annual retirement benefits that may be paid to an eligible participant in the Plan from all sources (Retirement Plan, Social Security and the SERP) may not exceed $125,000. Under the plans, which are not funded, the Company pays benefits directly to covered participants beginning at their retirement. At December 31, 1997, the projected benefit obligation for these plans totaled $2,691,000 of which $1,690,000 is included in the accompanying balance sheet. Pension expense recorded under the SERPs amounted to approximately $320,000, $307,000 and $204,000 for 1997, 1996 and 1995, respectively.


                                     Haverty Furniture Companies, Inc. 1997  25

Notes To Consolidated Financial Statements





     The Company has an employee savings/retirement (401k) plan to which substantially all employees may contribute. The Company matches employee contributions to the extent of 50% of the first 2% of earnings and 25% of the next 4% contributed by participants. The Company expensed approximately $842,000 in 1997, $811,000 in 1996 and $801,000 in 1995 in matching employer contributions to this plan.
     The Company offers no post-retirement benefits other than pensions and no significant post-employment benefits.


NOTE 11 - STOCK OPTION PLANS


The Stock Option Committee of the Board of Directors serves as Administrator for the Company's stock option plans. Options are granted by the Committee under stock plans to officers and non-officer employees. In accordance with certain provisions, options granted to non-employee directors of the Company are automatic annual grants on a pre-determined date to purchase a specific number of shares at the fair market value of the shares on such date. As of December 31, 1997, the maximum number of options which may be granted under the stock option plans was 30,848.
     The table below summarizes options activity for the past three years under the Company's stock option plans.

                                                                      Incentive              Non-Qualified
                                                                  Stock Options              Stock Options
                                                       ---------------------------------------------------
                                                           Option       Average       Option       Average
                                                           Shares         Price       Shares         Price
                                                       ---------------------------------------------------
                  Outstanding at December 31, 1994        531,200        $12.68       261,500       $11.22
                      Granted                             324,750         12.33        89,000        12.65
                      Exercised                           (24,200)         6.46       (76,000)       10.75
                      Canceled or expired                (137,500)        14.13       (13,000)        5.15
                                                       ---------------------------------------------------

                  Outstanding at December 31, 1995        694,250        $12.45       261,500        12.14
                      Granted                             429,854         10.75       149,000        10.83
                      Exercised                           (14,754)         6.88       (51,000)        6.36
                      Canceled or expired                (380,604)        12.34        (7,800)       12.03
                                                       ---------------------------------------------------

                  Outstanding at December 31, 1996        728,746        $11.61       351,700        12.36
                      Granted                             240,000         13.88       184,000        13.60
                      Exercised                           (78,371)         9.15       (23,000)        7.62
                      Canceled or expired                  (6,000)        10.75          (250)       14.63
                                                       ---------------------------------------------------

                  Outstanding at December 31, 1997        884,375        $12.45       512,450       $13.01
                                                       ---------------------------------------------------

                  Exercisable at end of year              540,647        $11.81       352,450       $12.71
                                                       ===================================================


     All of the options outstanding at December 31, 1997, were for Common
Stock. Exercise prices for options outstanding as of December 31, 1997, ranged from $10.75 to $17.12. The weighted-average remaining contractual life of those options is four years. Options granted prior to 1997 generally vest on the grant date; the remaining options vest over periods up to five years.
     In addition, the Company had shares available for future purchases under the Employee Stock Purchase Plan at December 31, 1997. This Plan promotes broad-based employee ownership and provides employees a convenient way to acquire Company stock. The Plan is a qualified plan under Section 423 of the Internal Revenue Code and meets the requirements of APB 25 as a non-compensatory plan. The Plan enables the Company to grant options to purchase up to 750,000 shares of Common Stock, of


26  Haverty Furniture Companies, Inc. 1997
     which 385,232 shares have been exercised from inception of the Plan, at a price equal to the lesser of (a) 85% of the stock's fair market value at the date of grant, or (b) 85% of the stock's fair market value at the exercise date.
     Shares purchased may not exceed 10% of the employee's annual compensation, as defined, or $25,000 of Common Stock at its fair market value (determined at the time such option is granted) for any one calendar year. Employees pay for the shares ratably over a period of six months (the purchase period) through payroll deductions or lump sum payments, and cannot exercise their option to purchase any of the shares until the conclusion of the purchase period. In the event an employee elects not to exercise such options, the full amount withheld is refundable. During 1997, options for 117,219 shares were exercised at an average price of $9.46 per share. At December 31, 1997, 73,323 options were outstanding at an option price of $12.22 per share.
     The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.
     Pro forma information regarding net income and earnings per share is required by FAS 123 and has been determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996, respectively: risk-free interest rates of 5.8%, 6.0% and 6.0%; dividend yields of 2.5%, 2.7% and 2.7%; volatility factors of the expected market price of the Company's Common Stock of 34.9%, 36.7% and 41.4%, and a weighted average expected life of the options of 5.5 years, except for those issued under the Employee Stock Purchase Plan, which is 6 months. The weighted-average fair value of options granted under the Company's stock option plan was $4.45, $2.05 and $3.60 for the years 1997, 1996 and 1995, respectively. The weighted-average fair value of options granted under the Employee Stock Purchase Plan was $2.49, $2.90 and $2.60 for the years 1997, 1996 and 1995, respectively.
     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.
     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                                           1997         1996          1995
                                                                 -----------------------------------------
                           Net income
                                 As reported                            $13,387       $12,247      $12,183
                                 Pro forma                               12,771        10,850       11,216
                           Earnings per common share
                                 As reported                               1.15          1.05         1.05
                                 Pro forma                                 1.09           .93          .97
                                                                 =========================================


     The pro forma disclosures above are not likely to be representative of the effects on net income and earnings per share in future years because of the variability in the number of options granted and the amortization to expense over the options' vesting period.


                                     Haverty Furniture Companies, Inc. 1997  27

Notes To Consolidated Financial Statements





NOTE 12 -COMMITMENTS


The Company leases certain property and equipment. Initial lease terms range from five years to 30 years and certain leases contain renewal options ranging from one to 25 years or provide for options to purchase the related property at fair market value or at predetermined purchase prices which do not represent bargain purchase options. The leases generally require the Company to pay all maintenance, property taxes and insurance costs.
     At December 31, 1997, aggregate future minimum payments under capital leases and non-cancelable operating leases, including guaranteed residual values of $25,000,000, with initial or remaining terms in excess of one year, consisted of the following (in thousands):

                                                                                     Capital     Operating
                                                                                      Leases        Leases
                                                            ----------------------------------------------
                    1998                                                             $   889      $ 14,742
                    1999                                                                 668        14,210
                    2000                                                                 491        13,413
                    2001                                                                 353        12,575
                    2002                                                                 288        11,953
                    Subsequent to 2002                                                 2,231        67,114
                    Less total minimum sublease rentals                                             (4,206)
                                                            ----------------------------------------------
                    Net minimum lease payments                                                    $129,801
                                                            ==============================================
                    Total minimum lease amounts                                        4,920
                    Amounts representing interest                                     (1,816)
                    Present value of future minimum         ----------------------------------------------
                         lease payments                               $ 3,104
                                                            ==============================================


       Rental expense applicable to operating leases consisted of the following (in thousands):

                                                                           1997         1996          1995
                                                            ----------------------------------------------
                    Property
                         Minimum                                         $13,315     $11,102       $10,343
                         Additional rentals based on sales                   588         550           560
                         Sublease income                                  (1,049)     (1,025)         (952)
                                                            ----------------------------------------------

                                                                          12,854      10,627         9,951

                    Equipment                                              3,793       3,209         2,360
                                                            ----------------------------------------------

                                                                         $16,647     $13,836       $12,311
                                                            ==============================================


      The Company has committed to lease certain properties under operating lease agreements beginning in 1998 with three-year terms from unaffiliated groups. Minimum commitments, including guaranteed residuals, for such properties to be leased aggregate approximately $15.8 million.


28  Haverty Furniture Companies, Inc. 1997

NOTE 13 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 1997 and 1996. The 1996 and first three quarters of 1997 earnings per share amounts have been restated to comply with Statement of Financial Accounting Standards No. 128, "Earnings per Share."


                                                                        1997 QUARTER ENDED
                                                       ---------------------------------------------------
                                                          MARCH 31      JUNE 30     SEPT. 30      DEC. 31
                                                       ---------------------------------------------------
(In thousands, except per share data)
                           Net sales                      $114,749     $113,006     $128,160      $134,092
                           Gross profit                     54,469       52,863       60,123        63,349
                           Credit service charges            3,804        4,032        4,098         4,177
                           Income before income taxes        4,156        2,151        6,133         8,347
                           Net income                        2,660        1,377        3,925         5,425
                           Earnings per common share           .23          .12          .34           .46
                           Diluted earnings per share          .23          .12          .33           .46

                                                                        1996 QUARTER ENDED
                                                       ---------------------------------------------------
                                                          MARCH 31      JUNE 30     SEPT. 30      DEC. 31
                                                       ---------------------------------------------------
(In thousands, except per share data)

                           Net sales                      $110,750     $103,341     $117,079      $125,690
                           Gross profit                     52,660       49,062       55,619        59,543
                           Credit service charges            3,295        3,150        3,403         3,542
                           Income before income taxes        4,001        1,405        5,630         8,096
                           Net income                        2,521          885        3,660         5,181
                           Earnings per common share           .22          .08          .31           .44
                           Diluted earnings per share          .22          .08          .31           .44
                                                       ---------------------------------------------------


                                    Haverty Furniture Companies, Inc. 1997  29

Report of Independent Auditors





Board of Directors
Haverty Furniture Companies, Inc.

We have audited the accompanying consolidated balance sheets of Haverty Furniture Companies, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Haverty Furniture Companies, Inc. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP




Atlanta, Georgia
January 30, 1998


Directors and Officers


30  Haverty Furniture Companies, Inc. 1997

Market Prices and Dividend Information

The Company's two classes of common stock are quoted on The Nasdaq Stock Market (National Market). The trading symbol for the Common Stock is HAVT and for Class A Common Stock is HAVTA. Based on the number of individual participants represented by security position listings, there are approximately 3,200 holders of the Common Stock and 210 holders of the Class A Common Stock. High and low sales prices reported by The Nasdaq National Market and dividends for the last two years were (in dollars):

                              1997                                                             1996
                      Common Stock      Class A Common Stock                           Common Stock      Class A Common Stock
Quarter                   Dividend                  Dividend   Quarter                     Dividend                  Dividend
Ended     High    Low     Declared    High    Low   Declared   Ended       High      Low   Declared  High     Low    Declared

March 31  13-1/2   11       $0.080  13-1/8   11-1/4  $0.075    March 3     14-5/8   12       $0.075  14      12-1/4  $0.070
June 30   13       10-7/8    0.080  12-3/4   10-5/8   0.075    June 30     14-1/4    9-1/2    0.075  14      10       0.070
Sept.30   14-3/4   12        0.080  14-1/2   12-1/4   0.075    Sept. 30    11-1/2    9-1/4    0.075  11-1/2   9-3/8   0.070
Dec.31    14-3/4   11-3/4    0.080  14-3/8   11-7/8   0.075    Dec. 31     14-1/8   10-5/8    0.080  14      10-1/4   0.075