Form 10-K, Exhibit 13
period 1998-12-31
HAVERTY FURNITURE COMPANIES INC
filed 1999-03-26
CIK 216085

Market Prices and Dividend Information

On August 28, 1998, the Company's two classes of common stock began trading on The New York Stock Exchange ("NYSE"). The trading symbol for the Common Stock is HVT and for Class A Common Stock is HVT.A. Prior to trading on the NYSE, the Company's stock was listed on the Nasdaq National Market ("NNM") under the symbols HAVT and HAVTA. The table below sets forth the high and low sales prices per share as reported on either the NYSE or NNM, as applicable, and the dividends paid for the last two years:

                         1998
                     Common Stock                   Class A Common Stock
------------------------------------------------------------------------------
Quarter                           Dividend                           Dividend
Ended       High         Low      Declared      High        Low      Declared

March 31  $20          $13-1/4     $0.080     $20         $12-3/4     $0.075
June 30    24           18-1/4      0.080      25-7/16     19-3/4      0.075
Sept. 30   22-3/8       18-7/16     0.085      20          19-1/2      0.080
Dec. 31    22-7/16      17-3/8      0.085      21          19-1/8      0.080


                         1997
                     Common Stock                   Class A Common Stock
------------------------------------------------------------------------------
Quarter                           Dividend                           Dividend
Ended       High         Low      Declared      High        Low      Declared

March 31  $13-1/2      $11         $0.080     $13-1/8     $11-1/4     $0.075
June 30    13           10-7/8      0.080      12-3/4      10-5/8      0.075
Sept. 30   14-3/4       12          0.080      14-1/2      12-1/4      0.075
Dec. 31    14-3/4       11-3/4      0.080      14-3/8      11-7/8      0.075


BASED ON THE NUMBER OF INDIVIDUAL PARTICIPANTS REPRESENTED BY SECURITY POSITION LISTINGS, THERE ARE APPROXIMATELY 3,400 HOLDERS OF THE COMMON STOCK AND 200 HOLDERS OF THE CLASS A COMMON STOCK.

SELECTED 5-YEAR
FINANCIAL DATA
(In thousands, except per share data)


                                      1998         1997         1996         1995         1994
                                    --------     --------     --------     --------     --------

Net sales                           $540,298     $490,007     $456,860     $395,470     $370,132
                                    --------     --------     --------     --------     --------
Cost of goods sold                   285,749      259,203      239,976      209,000      194,688
Income before income taxes            26,295       20,787       19,132       19,444       20,279
Income taxes                           9,460        7,400        6,885        7,261        7,741
Net income                            16,835       13,387       12,247       12,183       12,538
                                    --------     --------     --------     --------     --------

Earnings per Common Share           $   1.47     $   1.15     $   1.05     $   1.05     $   1.10
                                    --------     --------     --------     --------     --------
Diluted earnings per
     Common Share                   $   1.44     $   1.14     $   1.04     $   1.05     $   1.10
                                    --------     --------     --------     --------     --------

Cash dividends:
     Amount                         $  3,745     $  3,675     $  3,508     $  3,406     $  3,082
     Per share: Common Stock           0.330        0.320        0.305        0.300       0.275
        Class A Common Stock           0.310        0.300        0.285        0.280        0.255
                                    --------     --------     --------     --------     --------

Accounts receivable, net            $186,172     $202,763     $200,909     $172,877     $160,405
Credit service charges                16,960       16,111       13,390       12,376       11,664
Provision for doubtful accounts        6,456        7,648        4,416        2,854        2,773
                                    --------     --------     --------     --------     --------

Inventories                         $ 82,084     $ 80,713     $ 77,385     $ 73,597     $ 64,582
                                    --------     --------     --------     --------     --------

Capital expenditures                $ 11,144     $ 14,528     $ 16,463     $ 44,896     $ 24,387
Depreciation/amortization
expense                               14,272       13,792       12,644       10,634        8,602
Property and equipment, net          111,333      114,618      114,350      112,405       80,918
                                    --------     --------     --------     --------     --------

Total assets                        $392,901     $406,514     $399,875     $371,778     $315,103
                                    --------     --------     --------     --------     --------

Long-term debt                      $171,489     $120,434     $128,340     $137,206     $ 95,122
Total debt                           177,889      202,934      208,840      190,606      144,322
Interest expense                      13,183       14,330       14,463       11,158        8,470
                                    --------     --------     --------     --------     --------

Stockholders' equity                $158,058     $159,554     $150,916     $140,955     $131,055
Book value per share                   14.16        13.64        12.84        12.13        11.40
                                    --------     --------     --------     --------     --------

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This commentary should be read in conjunction with the Consolidated Financial Statements and Notes, presented elsewhere in this annual report, for a full understanding of Havertys' financial position and results of operations.

     Certain information included in the following discussion contains "forward-looking statements" which may relate to financial results and plans for future business activities, and are thus prospective. Such forward- looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied. Potential risks and uncertainties include, but are not limited to, general economic conditions, the consumer spending environment for large ticket items, competition in the retail furniture industry and other uncertainties detailed in this Annual Report and detailed from time to time in other filings by the Company with the Securities and Exchange Commission. Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made.

FINANCIAL HIGHLIGHTS
The following table sets forth for the periods indicated certain items from the Company's consolidated statements of income as a percentage of net sales.



                                           1998       1997       1996
                                          ------     ------     ------
Net sales                                 100.0%     100.0%     100.0%
Gross profit                               47.1       47.1       47.5
Credit service charges                      3.1        3.3        2.9
Selling, general and administrative        41.6       41.7       42.1
Interest expense                            2.4        2.9        3.2
Provision for doubtful accounts             1.2        1.6        1.0
Other expense (income), net                 0.1        0.0       (0.1)
Income before income taxes                  4.9        4.2        4.2
Net income                                  3.1        2.7        2.7
Effective tax rate                         36.0%      35.6%      36.0%



1998 COMPARED TO 1997

Record earnings were achieved in 1998 as net income increased 25.8% over the previous record year of 1997 and 37.5% over 1996. This increase represents continued progress in the Company's efforts to improve earnings by increasing sales, better management of inventories and receivables, and share repurchases to improve earnings per share.

     Net sales for 1998 increased 10.3% to $540.3 million from $490.0 million. This increase was primarily attributable to comparable-store sales which increased 7.1%. A store's results are included in the comparable-store sales computation on the anniversary of its opening. The Company entered five new markets in 1998 leasing five existing retail sites and opened ten stores in 1997, seven of which replaced eight smaller stores.

The Company closed two stores in 1998, including a clearance center in its largest market. Net selling space increased 4% in 1998 to 3,295,000 square feet.

     Management believes that sales increases during the year were attributable to the favorable economic environment, the Company's more centralized advertising with a focus on brand name product and accessory items, effective merchandising in its stores, and the disarray of financially pressured competitors. The strong housing sales and lower interest rates experienced during 1998 were positive for the industry and were particularly evident in the Company's regions of operations. The Company's focused advertising approach provides a consistent and effective message at a more favorable cost. Management believes that the advertising and merchandising of brand name product and accessory items selected to appeal its customer base have improved sales for all of the Company's merchandise.

     Gross profit as a percent of net sales was 47.1% for 1998 which is unchanged from the 1997 level. The Company was able to maintain its margins despite increased pricing pressure from the promotional activity of its competitors and the inventory close-out sales in connection with the closure of its largest clearance centers. The LIFO charge was 0.05% of net sales in 1998 and 0.1% in 1997.

     Credit service charges as a percent of sales decreased to 3.1% for 1998, down from 3.3% in 1997. The amount financed under the Company's credit programs as a percent of net sales continued to decline in 1998 to 49% from 55% in 1997 as customers increased their usage of third party credit cards and cash.

     The provision for doubtful accounts as a percent of net sales was 1.2% in 1998, down from 1.6% in 1997 and trending back to the 1.0% level recorded in 1996. Management believes this decline is attributable to the Company's tightening of its credit approval criteria slightly in the third quarter of 1997, the moderation in the rate of bankruptcy filings by its customers, and managerial and systems improvements in the Company's credit operations. The provision for doubtful accounts includes a $200,000 reduction in the allowance in 1998, bringing the balance to $8,300,000 compared to $8,500,000 in 1997. Such reduction principally relates to lower levels of problem and delinquent accounts. Based on the current environment and credit programs offered, management expects the provision in 1999 to return to the 1.0% of net sales recorded during 1996.

     Selling, general and administrative expenses as a percent of net sales were 41.6% for 1998, which is essentially unchanged from the 1997 level and down from 42.1% in 1996. Additional resources were used during 1998 to more effectively manage the Company's inventories and credit operations. Working inventory levels are being reduced as demonstrated by the approximately $3.2 million dollars in new floor samples inventory required for the retail selling square footage added in 1998 and the $50 million increase in annual sales. Inventories of $82.1 million at the end of 1998 were up slightly over the 1997 level of $80.7 million. Management believes that it can continue to increase its retail square footage and comparable-store sales without increasing its working inventory requirements.

     Interest expense for 1998 declined to 2.4% of net sales from 2.9% in 1997, with an 8.0% decrease in the total dollar amount of interest expense. Average borrowings decreased 11.3% and the effective interest rate increased 20 basis points to 7.2%.

     The Company manages its exposure to changes in short-term interest rates, particularly to reduce the impact on its floating-rate term notes, by entering into interest rate swap agreements. The counterparties to

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


these contracts are high credit quality commercial banks. Consequently, credit risk, which is inherent in all swaps, has been minimized to a large extent. Interest expense is adjusted for the differential to be paid or received as interest rates change. The effect of such adjustments on interest expense have not been significant. The level of floating-rate debt not fixed by swap agreements was not significant during the year and management does not expect a significant increase in these amounts in 1999. Accordingly, the Company does not presently believe it has material exposure to potential, near-term losses in future earnings and/or cash flows from reasonably possible near-term changes in market rates.

     Other expense (income), net included expenses totaling $1,184,000, to recognize the future net lease expense for locations in which the Company has ceased operations, of which $940,000 was recorded in the fourth quarter. Management has determined that the future rent expense of these properties will not be fully offset by future sublease income given the short duration of the remaining lease periods and/or the location of the properties.

     For information concerning the provision for income taxes, as well as information regarding differences between effective tax rates and statutory rates, see Note 8 of the Notes to the Consolidated Financial Statements.

1997 COMPARED TO 1996
Net sales for 1997 increased 7.3% from $456.9 million to $490.0 million. This increase was attributable to sales from new and relocated stores and a modest 0.7% comparable-store sales increase. Selling space increased 7.0% in 1997 to 3,167,000 square feet. There were ten stores added in 1997, seven of which replaced eight smaller stores and six new stores, were opened in 1996.

     Gross profit as a percent of net sales was 47.1% in 1997 as compared to 47.5% in 1996. This decline was the result of inventory close-out sales as part of several store relocations and the transition to the Company's new Dallas warehouse facility. The LIFO charge was 0.1% of net sales in both 1997 and 1996.

     Credit service charges as a percent of net sales increased to 3.3% in 1997, up from 2.9% in 1996. The percentage of customer purchases using credit programs in 1997 was slightly lower than in 1996, with similar levels of free-interest promotions. However, free-interest periods from promotions run in 1996 expired and the remaining balances generated higher service charge income in 1997.

     The provision for doubtful accounts as a percent of sales continued to increase, up from 1.0% in 1996 to 1.6% in 1997. In response to increased delinquencies and bankruptcies affecting the entire consumer credit industry, the Company tightened its credit approval criteria slightly in the third quarter of 1997.

     Selling, general and administrative expenses as a percent of sales declined to 41.7% in 1997 from 42.1% in 1996. Efficiencies gained from further centralization of production and purchasing of advertising contributed to the improvement, as did lower overhead due to consolidation of the credit function. During the second quarter of 1997, the Company completed the roll-out of its on-line inventory and automated store system to all of its locations, which led to improvements in warehouse and delivery processes and reductions in their related costs.

     Interest expense in 1997 declined to 2.9% of net sales from 3.2% in 1996, with a slight decrease in the total dollar amount of interest expense. Average borrowings increased only slightly and the effective interest rate dropped approximately 10 basis points to 7.0%. The effect of adjustments to interest expense for the differential arising from the Company's interest rate swap agreements was not significant during 1997.

LIQUIDITY AND SOURCES OF CAPITAL
The Company has historically used internally generated funds, bank borrowings and private placements with institutions to finance its operations and growth. Net cash provided by operating activities was $55.4 million in 1998. The Company carries its own customer accounts receivable which provided positive cash flows during 1998 as receivables decreased $10.1 million. Such decrease was due to less customer usage of credit promotions offered and by more customers using third party national credit cards. Also, customer payoffs on accounts were accelerated by the shortening of free-interest periods under one program.

     Investing activities used $10.8 million of cash in 1998. During 1998, capital expenditures of $11.1 million included the improvements to five additional leased store locations which opened in 1998. Expenditures were also made for projects which will be completed in 1999.

     Financing activities used $43.1 million of cash during 1998. The Company made $25.0 million in debt repayments and used $20.0 million for stock repurchases of 995,000 shares. There are approximately 325,000 shares remaining under the Board of Directors' most recent authorization.

     In March 1998, the Company arranged two five-year revolving credit facilities totaling $105 million which were syndicated with five commercial banks. These facilities provide a multi-year commitment for the Company's capital requirements and replaced existing one-year bank line-of-credit agreements. The Company also has uncommitted line-of-credit agreements with two banks to borrow up to $25 million, which were unused at December 31, 1998. Borrowings under the revolving credit facilities were $66.4 million ($38.6 million unused), of which $60 million was classified as long-term debt because the Company expects that at least such amount will remain outstanding under these facilities for an uninterrupted period through 1999. Borrowings under all of these agreements are unsecured and accrue interest at competitive money-market rates.

     In addition to cash flows from operations, the Company uses bank lines of credit on an interim basis to finance capital expenditures, share repurchases and repay long-term debt. Longer-term transactions such as private placements of senior notes and sale/leasebacks are used periodically to reduce short-term borrowings and manage interest-rate risk. The Company pursues a diversified approach to its financing requirements and balances its overall capital structure with fixed-rate and capped-rate debt as determined by the interest rate environment (90% of total debt was interest-rate protected at December 31, 1998). The Company's average effective interest rate on all borrowings (excluding capital leases) was 7.2% at December 31, 1998.

     Capital expenditures in 1999 are presently expected to include the purchase and remodeling of three new Company store locations in existing retail space, the improvements of two new leased locations in existing retail space, construction of a new replacement store, leasehold improvements for two newly built stores including a new unique mall location, and the expansion and remodeling of three existing Company store locations. The preliminary estimate of capital expenditures for real estate in 1999 is approximately $30.0 million. Funds available from operations, bank lines of credit and other possible financing transactions are expected to be adequate to finance the Company's planned expenditures.

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


SEASONALITY
Although the Company does not consider its business to be seasonal, sales are somewhat higher in the second half of the year, particularly in the fourth quarter.

YEAR 2000
Many existing computer programs use only two digits to identify a year in the date field. Such systems, if not changed, may interpret "00" as "1900" instead of the year "2000." This "Year 2000" issue is believed to affect virtually all companies and organizations, including the Company.

     The Company relies on computer-based technology and utilizes a variety of third-party hardware and proprietary and third-party software. The Company's retail functions (store systems software), such as merchandise procurement and distribution, inventory control, sales transactions and credit approval and account servicing, generally use proprietary software. The Company's administrative functions, such as accounting, also use proprietary software and to a more limited extent, third-party software for areas such as human resource management. In addition to such information technology ("IT") systems, the Company's operations rely on various non-IT equipment and systems that contain embedded computer technology, such as elevators and energy management systems. Third parties with whom the Company has relationships, including merchandise vendors and service providers used by the Company in its operations (such as banking and financial services, data processing services, telecommunications services and utilities), are also highly reliant on computer-based technology.

     In 1997, the Company's Management Information Services (MIS) department developed a plan to modify the Company's proprietary systems for Year 2000 compliance. In 1998, a cross-departmental task force was formed to provide guidance to the Company's operating and support functions and to monitor the progress of Company-wide efforts to address Year 2000 issues. The Company has also consulted with various third parties, including, but not limited to, outside consultants, outside service providers, merchandise suppliers, industry groups, and other retail companies. The task force has divided the compliance project into five broad categories: store systems software, corporate office systems software, hardware, facilities, and vendors.

     Beginning in January 1998, substantially all of the MIS development resources began programming modification efforts on the proprietary systems. The first phase focused on store systems. Each program and file has been reviewed, remediated if necessary and then tested. The store systems software phase was completed and testing was finished in May 1998. In the second half of 1998, the corporate office systems were reviewed and all identified programming changes have been made by MIS development personnel with testing scheduled to be complete by February 1999. The Company presently anticipates that all of its software and IT systems (including third-party and proprietary hardware, software, network components and interfaces) will be compliant with all Year 2000 issues by June 1999.

     The Company has requested a report from all of its suppliers as to their Year 2000 preparedness. The Company has migrated all of its electronic data interchange (EDI) transactions with its trading partners to compliant software systems.

     Despite the significant efforts to address Year 2000 concerns, the Company could potentially experience disruptions to some of its operations, including those resulting from noncompliant systems used by third-party business and governmental entities. The Company is developing contingency plans to address potential Year 2000 disruptions. These plans will address accessibility and functionality of Company facilities as well as interim steps to be taken if an event causes failure of a system critical to the Company's core business activities. The Company's contingency plans are expected to be complete by September 1999.

     Through December 31, 1998, the Company has incurred approximately $0.8 million of expenses to achieve Year 2000 compliance. The Company's projected remaining cost for Year 2000 remediation is currently estimated to be $0.1 million. These expenses are not incremental costs but represent the MIS and managerial time dedicated to this issue rather than being used for new projects which have been postponed. Upgrade or replacement expenditures for IT hardware, operating systems and third-party software have not been included in these amounts as most of the items purchased met new Company requirements with respect to additional capacity, speed or functionality in addition to compliance with Year 2000 issues.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
The Accounting Standards Executive Committee (AcSEC) issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," (SOP) 98-1, during 1998, which is effective for 1999. The SOP requires that companies capitalize qualifying costs incurred during the application development stage. All other costs incurred in connection with an internal use software project are to be expensed as incurred. The Company will adopt the new SOP in the first quarter of 1999. Management does not expect the adoption of this SOP to have a material impact on the Company's financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), which is effective for 2000. FAS 133 establishes standards for the recognition and measurement of derivatives and hedging activities. FAS 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes the accounting for the changes in the fair value of the derivatives. Management expects to adopt the new requirements effective January 1, 2000, and does not anticipate that the adoption of this Statement will have a significant effect on the Company's financial position or results of operations.

CONSOLIDATED
BALANCE SHEETS


                                                                                          DECEMBER 31
(In thousands, except per share data)                                               1998           1997
                                                                               ---------    -----------
ASSETS
Current assets
     Cash and cash equivalents                                                 $  1,874     $    390
     Accounts receivable (Note 2)                                               186,172      202,763
     Inventories (Note 3)                                                        82,084       80,713
     Other current assets                                                         8,047        5,763
                                                                                -------      -------
              TOTAL CURRENT ASSETS                                              278,177      289,629
                                                                                -------      -------
Property and equipment (Notes 4 and 7)                                          111,333      114,618
Deferred income taxes (Note 8)                                                    1,264         --
Other assets                                                                      2,127        2,267
                                                                                -------      -------
                                                                               $392,901     $406,514
                                                                                -------      -------
                                                                                -------      -------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
     Notes payable to banks (Note 5)                                           $  6,400     $ 82,500
     Accounts payable and accrued expenses (Note 6)                              52,500       41,298
     Deferred income taxes (Note 8)                                               1,856          165
     Current portion of long-term debt and capital lease obligations
       (Notes 7 and 12)                                                           9,711        8,945
                                                                                -------      -------
              TOTAL CURRENT LIABILITIES                                          70,467      132,908
                                                                                -------      -------
Long-term debt and capital lease obligations, less current
     portion (Notes 7 and 12)                                                   161,778      111,489
Deferred income taxes (Note 8)                                                     --            199
Other liabilities                                                                 2,598        2,364
                                                                                -------      -------
              TOTAL LIABILITIES                                                 234,843      246,960
                                                                                -------      -------
Commitments (Note 12)
Stockholders' equity (Notes 9 and 11)
     Preferred Stock, par value $1 per share,
       Authorized - 1,000 shares;  Issued: None
     Common Stock, Authorized - 50,000 shares; Issued: 1998 - 10,393 shares; 1997 - 9,604 shares (including shares in treasury: 1998 and
       1997 - 1,739 and 756, respectively)                                       10,393        9,604
     Convertible Class A Common Stock, Authorized - 15,000 shares;
       Issued: 1998 - 2,772 shares; 1997 - 3,096 shares (including
       shares in treasury: 1998 and 1997 - 261 and 249, respectively)             2,772        3,096
     Additional paid-in capital                                                  40,338       35,363
     Retained earnings                                                          133,207      120,117
                                                                                -------      -------
                                                                                186,710      168,180
     Less cost of Common Stock and Convertible
         Class A Common Stock in treasury                                        28,652        8,626
                                                                                -------      -------
              TOTAL STOCKHOLDERS' EQUITY                                        158,058      159,554
                                                                                -------      -------
                                                                               $392,901     $406,514
                                                                                -------      -------
                                                                                -------      -------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS
OF INCOME

                                                    YEAR ENDED DECEMBER 31
(In thousands, except per share data)          1998           1997          1996
                                             --------     ---------      ---------

Net sales                                    $540,298     $ 490,007      $ 456,860
Cost of goods sold                            285,749       259,203        239,976
                                             --------     ---------      ---------
     Gross profit                             254,549       230,804        216,884
Credit service charges                         16,960        16,111         13,390
                                             --------     ---------      ---------
                                              271,509       246,915        230,274
Expenses:
     Selling, general and administrative      224,951       204,239        192,445
     Interest                                  13,183        14,330         14,463
     Provision for doubtful accounts            6,456         7,648          4,416
     Other expense (income), net                  624           (89)          (182)
                                             --------     ---------      ---------
                                              245,214       226,128        211,142
                                             --------     ---------      ---------
Income before income taxes                     26,295        20,787         19,132
Income taxes (Note 8)                           9,460         7,400          6,885
                                             --------     ---------      ---------
     Net Income                              $ 16,835     $  13,387      $  12,247
                                             --------     ---------      ---------
                                             --------     ---------      ---------

Earnings per Common Share                    $   1.47     $    1.15      $    1.05
Diluted Earnings per Common Share            $   1.44     $    1.14      $    1.04
Weighted average common shares                 11,456        11,670         11,694

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS
OF STOCKHOLDERS' EQUITY

                                            COMMON       CLASS A       ADDITIONAL
                                            STOCK      COMMON STOCK     PAID-IN        RETAINED        TREASURY
                                       ($1 PAR VALUE) ($1 PAR VALUE)    CAPITAL        EARNINGS          STOCK          TOTAL
                                       -------------- --------------   ----------      --------        --------         -----
(In thousands, except per share data)

BALANCE AT DECEMBER 31, 1995               $ 9,155       $ 3,217        $32,494       $ 101,666        $ (5,577)       $ 140,955
  Net income                                  --            --             --            12,247            --             12,247
  Cash dividends on common stock:
    Amount                                    --            --             --            (3,508)           --             (3,508)
    Per share:
      Common - $.305
      Class A Common - $.285
  Conversion of Class A Common Stock            49           (49)          --              --              --               --
  Stock option transactions, net               102            24          1,062            --              --              1,188
  Treasury stock issued                       --            --             --              --                34               34
                                           -------       -------        -------       ---------        --------        ---------

BALANCE AT DECEMBER 31, 1996                 9,306         3,192         33,556         110,405          (5,543)         150,916
  Net income                                  --            --             --            13,387            --             13,387
  Cash dividends on common stock:
    Amount                                    --            --             --            (3,675)           --             (3,675)
    Per share:
      Common - $0.32
      Class A Common - $0.30
  Conversion of Class A Common Stock            96           (96)          --              --              --               --
  Stock option transactions, net               202          --            1,807            --              --              2,009
  Treasury stock transactions, net            --            --             --              --            (3,083)          (3,083)
                                           -------       -------        -------       ---------        --------        ---------

BALANCE AT DECEMBER 31, 1997                 9,604         3,096         35,363         120,117          (8,626)         159,554
  Net income                                  --            --             --            16,835            --             16,835
  Cash dividends on common stock:
    Amount                                    --            --             --            (3,745)           --             (3,745)
    Per share:
      Common - $0.33
      Class A Common - $0.31
  Conversion of Class A Common Stock           291          (291)          --              --              --               --
  Stock option transactions, net               498           (33)         4,975            --              --              5,440
  Treasury stock transactions, net            --            --             --              --           (20,026)         (20,026)
                                           -------       -------        -------       ---------        --------        ---------
BALANCE AT DECEMBER 31, 1998               $10,393       $ 2,772        $40,338       $ 133,207        $(28,652)       $ 158,058
                                           -------       -------        -------       ---------        --------        ---------
                                           -------       -------        -------       ---------        --------        ---------


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS
OF CASH FLOWS

                                                                       YEAR ENDED DECEMBER 31
                                                                 1998            1997            1996
                                                               --------        --------        --------
(In thousands)

OPERATING ACTIVITIES
Net income                                                     $ 16,835        $ 13,387        $ 12,247
Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
     Depreciation and amortization                               14,272          13,792          12,644
     Provision for doubtful accounts                              6,456           7,648           4,416
     Deferred income taxes                                          228            (768)          2,497
     (Gain) loss on sale of property and equipment                  (57)            294            (510)
                                                               --------        --------        --------
         SUBTOTAL                                                37,734          34,353          31,294
Changes in operating assets and liabilities:
   Accounts receivable                                           10,135          (9,502)        (32,448)
   Inventories                                                   (1,371)         (3,328)         (3,788)
   Other current assets                                          (2,284)         (1,341)          1,430
   Accounts payable and accrued expenses                         11,202           4,570             415
                                                               --------        --------        --------
     NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES         55,416          24,752          (3,097)
                                                               --------        --------        --------

INVESTING ACTIVITIES
Purchases of property and equipment                             (11,144)        (14,528)        (16,463)
Proceeds from sale of property and equipment                        214             174           2,384
Other investing activities                                          140             128            (432)
                                                               --------        --------        --------
     NET CASH USED IN INVESTING ACTIVITIES                      (10,790)        (14,226)        (14,511)
                                                               --------        --------        --------

FINANCING ACTIVITIES
Net (decrease) increase in short-term borrowings                (76,100)          2,000          12,100
Proceeds from issuance of long-term debt                         60,000            --            15,000
Payment of long-term debt and capital lease obligations          (8,945)         (7,906)         (8,866)
Treasury stock acquired                                         (20,056)         (3,130)           --
Exercise of stock options                                         5,440           2,009           1,188
Dividends paid                                                   (3,745)         (3,675)         (3,508)
Other financing activities                                          264             152             (38)
                                                               --------        --------        --------
     NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES        (43,142)        (10,550)         15,876
                                                               --------        --------        --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  1,484             (24)         (1,732)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                      390             414           2,146
                                                               --------        --------        --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                       $  1,874        $    390        $    414
                                                               --------        --------        --------
                                                               --------        --------        --------

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION:
The Company is a full-service home furnishings retailer with 100 showrooms in 14 states. The Company sells a broad line of furniture in the middle to upper-middle price points range selected to appeal to its predominant target market. As an added convenience to its customers, the Company offers financing through a revolving charge credit plan.

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

FAIR VALUES OF FINANCIAL INSTRUMENTS:
The Company's financial instruments consist of cash, accounts receivable, accounts payable and long-term debt. The carrying value of cash, accounts receivable and accounts payable approximates fair market value; the carrying amount of long-term debt approximates fair market value based on current borrowing rates. The fair value of interest rate swap agreements is based on the estimated amount the Company would pay to terminate the agreements at the reporting date, taking into account current interest rates and the credit worthiness of the swap counterparties.

INTEREST RATE SWAP AGREEMENTS:
These agreements involve the exchange of fixed-rate amounts for floating-rate amounts over the life of the agreements without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in other liabilities or assets. The fair values of the swap agreements are not recognized in the financial statements.

ADVERTISING EXPENSE:
The cost of advertising is expensed upon first showing. The Company incurred approximately $35,500,000, $31,800,000, and $33,100,000 in advertising costs during 1998, 1997, and 1996, respectively.

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

EARNINGS PER SHARE:
Earnings per common share are computed based on the weighted average number of common shares. The dilutive effect of the Company's stock options is included in diluted earnings per common share and had the effect of increasing the weighted average shares outstanding assuming dilution by 246,000, 96,000 and 45,000 in 1998, 1997 and 1996, respectively.

     Certain options outstanding during each of the following years and their related exercise prices were not included in the computation of diluted earnings per common share because their exercise price was greater than the average market price of the shares and, therefore, the effect would be antidulitive:
1998 - 258,400 shares at a price of $20.25; 1997 - 182,000 shares at prices ranging from $13.75 to $17.13; and 1996 - 452,000 shares at prices ranging from $12.00 to $17.13.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS:
The Accounting Standards Executive Committee (AcSEC) issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," (SOP) 98-1, during 1998, which is effective for 1999. The SOP requires that companies capitalize qualifying costs incurred during the application development stage. All other costs incurred in connection with an internal use software project are to be expensed as incurred. The Company will adopt the new SOP in the first quarter of 1999. The adoption of this SOP is not expected to have a material impact on the Company's financial position or results of operations.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), which is effective for 2000. FAS 133 establishes standards for the recognition and measurement of derivatives and hedging activities. FAS 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes the accounting for the changes in the fair value of the derivatives. The Company expects to adopt the new requirements effective January 1, 2000, and does not anticipate that the adoption of this Statement will have a significant effect on its financial position or results of operations.

NOTE 2 - ACCOUNTS RECEIVABLE

Amounts financed under Company credit programs were, as a percent of net sales, approximately 49% in 1998, 55% in 1997 and 60% in 1996. Accounts receivable are shown net of the allowance for doubtful accounts of $8,300,000 and $8,500,000 at December 31, 1998 and 1997, respectively. Accounts receivable terms vary as to payment terms (30 days to four years) and interest rates (0% to 21%) and are generally collateralized by the merchandise sold. Accounts receivable balances due after one year at December 31, 1998 and 1997 were approximately $73,956,000 and $94,969,000, respectively, and have been included in current assets in accordance with trade practice.

     The Company provides an allowance for doubtful accounts utilizing a methodology which considers the balances in problem and delinquent categories of accounts, historical write-offs and management judgment. Delinquent accounts are generally written off automatically after the passage of nine months without receiving a full scheduled monthly payment. Accounts are written off sooner in the event of a discharged bankruptcy or other circumstances that make further collections unlikely.

     The Company believes that the carrying value of existing customer receivables is the best estimate of fair value because of their short average maturity and estimated bad debt losses have been reserved. Concentrations of credit risk with respect to customer receivables are limited due to the large number of customers comprising the Company's account base and their dispersion across fourteen states.

NOTE 3 - INVENTORIES

Inventories are measured using the last-in, first-out (LIFO) method of inventory valuation because it results in a better matching of costs and revenues. The excess of current cost over such carrying value of inventories was approximately $14,770,000 and $14,520,000 at December 31, 1998 and 1997, respectively. A number of the Company's competitors use the first-in, first-out (FIFO) basis of inventory valuation which approximates current costs. The use of the LIFO valuation method as compared to the FIFO method had the effect of decreasing earnings per common share by $.01, $.03 and $.03 in 1998, 1997 and 1996, respectively, assuming the Company's effective tax rates were applied to changes in income resulting therefrom, and no other changes in income were made.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows (in thousands):

                                                               1998             1997
                                                             -------           ------

         Land                                              $  20,986        $  21,058
         Buildings and improvements                          103,029           98,566
         Equipment                                            64,318           58,900
         Capital leases                                        8,276            8,276
         Construction in progress                                205              313
                                                             -------           ------
                                                             196,814          187,113

         Less accumulated depreciation                       (79,060)         (66,453)
         Less accumulated capital lease amortization          (6,421)          (6,042)
                                                             -------           ------
         Property and equipment, net                       $ 111,333        $ 114,618
                                                             -------           ------
                                                             -------           ------

NOTE 5 - CREDIT ARRANGEMENTS

At December 31, 1998, the Company owed $66,400,000 in short-term loans to banks, of which $60,000,000 was classified as long-term debt as described in Note 7. The Company also has uncommitted line-of-credit arrangements with banks to borrow up to $25,000,000, which were unused at December 31, 1998.

     The weighted average stated interest rates for these outstanding borrowings at December 31, 1998 and 1997 were 5.9% and 6.2%, respectively.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


NOTE 6 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The components of accounts payable and accrued expenses are as follows (in thousands):

                                                               1998             1997
                                                             -------          -------

         Accounts payable, trade                             $25,920          $22,926
         Accrued compensation                                  8,283            6,678
         Taxes other than income taxes                         6,931            4,273
         Other                                                11,366            7,421
                                                             -------          -------
                                                             $52,500          $41,298
                                                             -------          -------
                                                             -------          -------

NOTE 7 - LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

Long-term debt and capital lease obligations are summarized as follows (in thousands):

                                                  1998          1997
                                               --------       --------

Revolving credit notes (a)                     $ 60,000       $   --
Unsecured term note (b)                          29,000         30,000
7.95% unsecured term note (c)                    15,000         15,000
7.44% unsecured term note (d)                    15,000         15,000
7.16% unsecured term note (e)                    30,000         30,000
10.1% unsecured term note (f)                     7,500         12,500
Secured debt (g)                                 12,494         14,830
6.3% to 10.5% capital lease obligations,
    due through 2016                              2,495          3,104
                                               --------       --------
                                                171,489        120,434
Less portion classified as current                9,711          8,945
                                               --------       --------
                                               $161,778       $111,489
                                               --------       --------
                                               --------       --------

(a) The Company has two five-year revolving credit facilities totaling $105,000,000 under which $66,400,000 had been borrowed at December 31, 1998. The amount of $60,000,000 has been excluded from current liabilities because the Company expects that at least such amount will remain outstanding under these facilities for an uninterrupted period through 1999. Borrowings under these facilities have either a bid rate option or floating rate of interest of LIBOR plus a varying amount.

(b) The note is payable in quarterly installments of $250,000, increasing to $1,000,000 commencing in February 2000. The note matures in November 2006 and interest is payable quarterly. The note has a floating rate of interest of LIBOR plus 0.7%.

(c) The note is payable in semi-annual installments of $500,000 commencing in February 2000, increasing to $2,000,000 commencing in February 2007. The note matures in August 2008 and interest is payable quarterly.

(d) The note is payable in semi-annual installments of $1,250,000 commencing in January 2003 and matures in October 2008. Interest is payable quarterly.

(e) The note is payable in semi-annual principal payments of $2,143,000 commencing in October 2000 and matures in April 2007. Interest is payable quarterly.

(f) The note is payable in semi-annual installments of $2,500,000 plus interest payable quarterly and matures in April 2000.

(g) Secured debt is comprised of various first mortgage notes and first deeds of trust including some with fixed rates of interest ranging from 5.7% to 7.9% and some with floating rates of interest ranging from LIBOR plus 0.5% (note rate of 5.1% at December 31, 1998) to 70% of prime rate due through 2007. The Company may prepay the floating-rate notes at any time without penalty. Property and equipment with a net book value at December 31, 1998 of approximately $28,021,000 is pledged as collateral on secured debt.

     The Company's debt agreements require, among other things, that the
Company: (a) meet certain working capital requirements; (b) limit the type and amount of indebtedness incurred; (c) limit operating lease rentals; and (d) grant certain lenders identical security for any liens placed upon the Company's assets, other than those liens specifically permitted in the loan agreements. The Company is in compliance with these covenants at December 31, 1998.

     The Company has entered into interest rate swap agreements to reduce the impact of changes in interest rates on its bank line-of-credit arrangements and floating-rate notes payable. At December 31, 1998, the Company had six outstanding interest rate swap agreements, having notional amounts aggregating $80,153,000. Two of the agreements effectively fix the average interest rate on the Company's $29,000,000 floating-rate term note at 8.2% through 2006. The remaining agreements are at rates ranging from 5.74% to 5.95% maturing in 2000, 2002 and 2008. Under the terms of the agreements, the Company makes payments at fixed rates and receives payments at variable rates which are based on LIBOR, adjusted quarterly. The Company had net unrealized losses relating to such instruments of $3,946,000 and $1,717,000 at December 31, 1998 and 1997,
respectively.

     The aggregate maturities of long-term debt and capital lease obligations during the five years subsequent to December 31, 1998 are as follows: 1999 - $9,711,000; 2000 - $12,091,000; 2001 - $11,259,000; 2002 - $11,179,000; and 2003
- $12,812,000.

     Cash payments for interest were approximately $12,933,000, $14,321,000 and $14,594,000 in 1998, 1997 and 1996, respectively.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


NOTE 8 - INCOME TAXES

Income tax expense (benefit) consists of the following (in thousands):

                    1998           1997          1996
                  -------        ------         ------

Current
    Federal       $ 8,936        $8,027         $4,244
    State             296           141            144
                  -------        ------         ------
                    9,232         8,168          4,388
                  -------        ------         ------

Deferred
    Federal           220          (756)         2,423
    State               8           (12)            74
                  -------        ------         ------
                      228          (768)         2,497
                  -------        ------         ------
                  $ 9,460        $7,400         $6,885
                  -------        ------         ------
                  -------        ------         ------

Income tax expense differs from the amount computed by applying the statutory Federal income tax rate. The differences are summarized as follows (in thousands):

                                         1998         1997         1996
                                        ------       ------       ------

Statutory rates applied to income
    before income taxes                 $9,203 $      7,275       $6,696
State income taxes, net of
    federal tax benefit                    192           92           94
Other                                       65           33           95
                                        ------       ------       ------
                                        $9,460       $7,400       $6,885
                                        ------       ------       ------
                                        ------       ------       ------

Deferred tax assets and liabilities as of December 31, 1998 and 1997 were as follows (in thousands):

                                              1998           1997
                                             ------         ------

Deferred tax assets:
   Accrued liabilities                      $ 2,146        $ 1,666
   Capitalized leases                           402            412
   Net property and equipment                   467           --
   Operating leases                             740            289
   Alternative minimum tax credits              114            407
   Net operating loss carry forward            --            1,035
                                              -----          -----
       TOTAL DEFERRED TAX ASSETS              3,869          3,809
                                              -----          -----

Deferred tax liabilities:
   Accounts receivable related                3,434          3,037
   Inventory related                            571           --
   Net property and equipment                  --              807
   Other                                        456            329
                                              -----          -----
       TOTAL DEFERRED TAX LIABILITIES         4,461          4,173
                                              -----          -----
NET DEFERRED TAX LIABILITIES                $  (592)       $  (364)
                                              -----          -----
                                              -----          -----

     The Company made income tax payments of $8,033,000, $11,084,000 and $4,976,000 in 1998, 1997 and 1996, respectively.

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

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


     The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheets at December 31 (in thousands):

                                                                1998            1997
                                                               ------          ------
Change in benefit obligation:
    Benefit obligation at beginning of year                  $ 33,041        $ 27,981
    Service cost                                                1,985           1,655
    Interest cost                                               2,361           2,157
    Actuarial losses                                            3,109           2,761
    Benefits paid                                              (1,673)         (1,513)
                                                               ------          ------
    Benefit obligation at end of year                          38,823          33,041
                                                               ------          ------

Change in plan assets:
    Fair value of plan assets at beginning of year             33,616           27,51
    Actual return on plan assets                                6,615           5,483
    Company contributions                                         283           2,129
    Benefits paid                                              (1,673)         (1,513)
                                                               ------          ------
    Fair value of plan assets at end of year                   38,841          33,616
                                                               ------          ------

Plan assets in excess of projected benefit obligations             18             575
    Unrecognized actuarial gain                                (1,414)           (707)
    Unrecognized prior service cost                               729             860
    Unrecognized net asset                                       (341)           (543)
                                                               ------          ------
    (Accrued pension expense) prepaid asset
       included in the balance sheet                         $ (1,008)       $    185
                                                               ------          ------
                                                               ------          ------


Net pension cost included the following components (in thousands):

                                           1998           1997          1996
                                         -------        -------        -------

Service cost-benefits earned
   during the period                     $ 1,985        $ 1,655        $ 1,599
Interest cost on projected
   benefit obligations                     2,361          2,157          1,972
Expected return on plan assets            (2,799)        (2,364)        (1,890)
Amortization of prior service cost           131            131            131
Amortization of transition asset            (202)          (202)          (202)
                                         -------        -------        -------
Net pension cost                         $ 1,476        $ 1,376        $ 1,610
                                         -------        -------        -------
                                         -------        -------        -------

     The weighted-average discount rates used in determining the actuarial present value of benefit obligations were 6.75%, 7.25% and 7.75% at December 31, 1998, 1997 and 1996, respectively. The annual rate of increase for future compensation was 6.0% for 1998, 1997 and 1996. The expected long-term rate of return on plan assets was 8.5% for 1998, 1997 and 1996.

     The plan's assets consist primarily of U.S. Government securities and listed stocks and bonds. Included in the plan assets at December 31, 1998, were 34,000 shares of the Company's Common Stock and 143,000 shares of the Company's Class A Common Stock with an aggregate fair value of $3,449,000. The plan received $56,000 as dividends on Company shares in 1998.

     The Company has a non-qualified, non-contributory supplemental executive retirement plan (SERP) which covers five retired executive officers. The Plan provides annual supplemental retirement benefits to the executives amounting to 55% of final average earnings less benefits payable from the Company's defined benefit pension plan and Social Security benefits. The Company also has a non-qualified, non-contributory SERP for employees whose retirement benefits are reduced due to their annual compensation levels. The total amount of annual retirement benefits that may be paid to an eligible participant in the Plan from all sources (Retirement Plan, Social Security and the SERP) may not exceed $125,000. Under the plans, which are not funded, the Company pays benefits directly to covered participants beginning at their retirement. At December 31, 1998, the projected benefit obligation for these plans totaled $2,778,000 of which $1,842,000 is included in the accompanying balance sheet. Pension expense recorded under the SERPs amounted to approximately $431,000, $320,000 and $307,000 for 1998, 1997 and 1996, respectively.

     The Company has an employee savings/retirement (401k) plan to which substantially all employees may contribute. The Company matches employee contributions to the extent of 50% of the first 2% of earnings and 25% of the next 4% contributed by participants. The Company expensed approximately $927,000 in 1998, $842,000 in 1997 and $811,000 in 1996 in matching employer contributions to this plan.

     The Company offers no post-retirement benefits other than pensions and no significant post-employment benefits.

NOTE 11 - STOCK OPTION PLANS

The Stock Option Committee of the Board of Directors serves as Administrator for the Company's stock option plans. Options are granted by the Committee under stock plans to officers and non-officer employees. In accordance with certain provisions, options granted to non-employee directors of the Company are automatic annual grants on a pre-determined date to purchase a specific number of shares at the fair market value of the shares on such date. As of December 31, 1998, the maximum number of options which may be granted under the stock option plans was 507,900.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


The table below summarizes options activity for the past three years under the Company's stock option plans.

                                          OPTION            AVERAGE
                                          SHARES             PRICE
                                        ---------           -------

Outstanding at December 31, 1995          955,750        $   12.37
       Granted                            578,854            10.77
       Exercised                          (65,754)            6.48
       Canceled or expired               (388,404)           12.33
                                        ---------           -------

Outstanding at December 31, 1996        1,080,446            11.85
       Granted                            424,000            13.76
       Exercised                         (101,371)            8.80
       Canceled or expired                 (6,250)           10.91
                                        ---------           -------

Outstanding at December 31, 1997        1,396,825            12.66
       Granted                            276,400            20.19
       Exercised                         (584,102)           12.57
       Canceled or expired                (11,950)           15.04
                                        ---------           -------
Outstanding at December 31, 1998        1,077,173        $   14.61
                                        ---------           -------
                                        ---------           -------
Exercisable at end of year                556,740        $   12.59
                                        ---------           -------
                                        ---------           -------


All of the options outstanding at December 31, 1998 were for Common Stock. Exercise prices for options outstanding as of December 31, 1998 ranged from $10.75 to $22.28. The weighted-average remaining contractual life of those options is six years. Options granted prior to 1997 generally vest on the grant date; the remaining options vest over periods from within one year of grant date increasing to four years as the number of options granted to an individual increases.

     In addition, the Company had shares available for future purchases under the Employee Stock Purchase Plan at December 31, 1998. This Plan promotes broad-based employee ownership and provides employees a convenient way to acquire Company stock. The Plan is a qualified plan under Section 423 of the Internal Revenue Code and meets the requirements of APB 25 as a non-compensatory plan. The Plan enables the Company to grant options to purchase up to 750,000 shares of Common Stock, of which 489,242 shares have been exercised from inception of the Plan, at a price equal to the lesser of (a) 85% of the stock's fair market value at the date of grant, or (b) 85% of the stock's fair market value at the exercise date.

     Shares purchased may not exceed 10% of the employee's annual compensation, as defined, or $25,000 of Common Stock at its fair market value (determined at the time such option is granted) for any one calendar year. Employees pay for the shares ratably over a period of six months (the purchase period) through payroll deductions or lump sum payments, and cannot exercise their option to purchase any of the shares until the conclusion of the purchase period. In the event an employee elects not to exercise such options, the full amount withheld is refundable. During 1998, options for 104,010 shares were exercised at an average price of $13.66 per share. At December 31, 1998, options for 74,096 shares were outstanding at an option price of $16.15 per share.

     The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income and earnings per share is required by FAS 123 and has been determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998, 1997 and 1996, respectively: risk-free interest rate of 7.4%, 5.8% and 6.0%; dividend yield of 2.0%, 2.5% and 2.7%; volatility factors of the expected market price of the Company's Common Stock of 34.6%, 34.9%, and 36.7%, and a weighted-average expected life of the options of 5.5 years, except for those issued under the Employee Stock Purchase Plan which is six months. The weighted-average fair value of options granted under the Company's stock option plan was $7.69, $4.45 and $2.05 for the years 1998, 1997 and 1996, respectively. The weighted-average fair value of options granted under the Employee Stock Purchase Plan was $3.71, $2.49 and $2.90 for the years 1998, 1997 and 1996, respectively.

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

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                     1998             1997             1996
                                ----------       ----------       ----------
Net income
    As reported                 $   16,835       $   13,387       $   12,247
    Pro forma                       15,762           12,771           10,850

Earnings per common share
    As reported                       1.47             1.15             1.05
    Pro forma                         1.38             1.09              .93

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

     At December 31, 1998, aggregate future minimum payments under capital leases and non-cancelable operating leases, including guaranteed residual values of $25,000,000, with initial or remaining terms in excess of one year consisted of the following (in thousands):

                                            CAPITAL       OPERATING
                                            LEASES          LEASES
                                          ---------        -------

1999                                      $     668        $15,252
2000                                            491         14,462
2001                                            353         13,613
2002                                            288         12,992
2003                                            198         11,670
Subsequent to 2003                            2,033         61,320
Less total minimum sublease rentals                         (4,914)
                                                          --------
Net minimum lease payments                                $124,395
                                          ---------       --------
Total minimum lease amounts                   4,031
Amounts representing interest                (1,536)
                                          ----------
Present value of future minimum
lease payments                            $   2,495
                                          ---------
                                          ---------

Rental expense applicable to operating leases consisted of the following (in thousands):

                                             1998            1997            1996
                                           --------        --------        --------

Property
   Minimum                                 $ 15,786        $13,315         $ 11,102
   Additional rentals based on sales            995             588             550
   Sublease income                           (1,626)         (1,049)         (1,025)
                                           --------        --------        --------
                                             15,155          12,854          10,627
Equipment                                     3,878           3,793           3,209
                                           --------        --------        --------
                                           $ 19,033        $ 16,647        $ 13,836
                                           --------        --------        --------
                                           --------        --------        --------

     The Company leases four store properties from unaffiliated groups under an operating lease agreement with five optional one year terms remaining. Minimum commitments, including guaranteed residuals, for such leased properties aggregate approximately $15,800,000.

NOTE 13 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 1998 and 1997 (in thousands, except per share data):


                                                         1998 QUARTER ENDED
                                        MARCH 31        JUNE 30       SEPT. 30       DEC. 31
                                        --------       --------       --------       --------

Net sales                               $129,368       $121,996       $139,004       $149,930
Gross profit                              60,931         57,155         65,477         70,986
Credit service charges                     4,298          4,301          4,300          4,061
Income before income taxes                 5,241          3,180          7,297         10,577
Net income                                 3,354          2,035          4,706          6,740
Earnings per common share                    .29            .17            .41            .60
Diluted earnings per common share            .28            .17            .41            .59


                                                         1997 QUARTER ENDED
                                        MARCH 31        JUNE 30       SEPT. 30       DEC. 31
                                        --------       --------       --------       --------

Net sales                               $114,749       $113,006       $128,160       $134,092
Gross profit                              54,469         52,863         60,123         63,349
Credit service charges                     3,804          4,032          4,098          4,177
Income before income taxes                 4,156          2,151          6,133          8,347
Net income                                 2,660          1,377          3,925          5,425
Earnings per common share                    .23            .12            .34            .46
Diluted earnings per common share            .23            .12            .33            .46

     The quarter ended December 31, 1998 includes a $940,000 charge to recognize the future net lease expense for locations in which the Company has ceased operations.

REPORT OF
INDEPENDENT
AUDITORS




Board of Directors
Haverty Furniture Companies, Inc.

We have audited the accompanying consolidated balance sheets of Haverty Furniture Companies, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stock-holders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Haverty Furniture Companies, Inc. and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP


Atlanta, Georgia
February 1, 1999