Form 10-K405, Exhibit 13
period 1999-12-31
HAVERTY FURNITURE COMPANIES INC
filed 2000-03-24
CIK 216085

SELECTED 5-YEAR FINANCIAL DATA


(IN THOUSANDS, EXCEPT PER SHARE DATA)    1999       1998       1997       1996      1995
                                       --------   --------   --------   -------- ----------

Net sales                              $618,796   $540,298   $490,007   $456,860 $  395,470
Cost of goods sold                      325,792    285,749    259,203    239,976    209,000
Income before income taxes               42,870     26,295     20,787     19,132     19,444
Income taxes                             15,470      9,460      7,400      6,885      7,261
Net income                               27,400     16,835     13,387     12,247     12,183
                                       --------   --------   --------   --------   --------
Earnings per Common Share              $   1.23   $   0.73   $   0.57   $   0.52   $   0.53
                                       --------   --------   --------   --------   --------
Diluted earnings per

        Common Share                   $   1.19   $   0.72   $   0.57   $   0.52   $   0.53
                                       --------   --------   --------   --------   --------
Cash dividends:

        Amount                         $  4,179   $  3,745   $  3,675   $  3,508   $  3,406
        Per share: Common Stock           0.190      0.165      0.160      0.153      0.150
                Class A Common Stock      0.180      0.155      0.150      0.143      0.140
                                       --------   --------   --------   --------   --------
Accounts receivable, net               $179,090   $186,172   $202,763   $200,909   $172,877
Credit service charges                   14,925     16,960     16,111     13,390     12,376
Provision for doubtful accounts           4,125      6,456      7,648      4,416      2,854
                                       --------   --------   --------   --------   --------
Inventories                            $ 84,447   $ 82,084   $ 80,713   $ 77,385   $ 73,597
                                       --------   --------   --------   --------   --------
Capital expenditures                   $ 30,768   $ 11,144   $ 14,528   $ 16,463   $ 44,896
Depreciation/amortization expense        14,844     14,272     13,792     12,644     10,634
Property and equipment, net             126,997    111,333    114,618    114,350    112,405
                                       --------   --------   --------   --------   --------
Total assets                           $404,648   $392,901   $406,514   $399,875   $371,778
                                       --------   --------   --------   --------   --------
Long-term debt                         $146,778   $171,489   $120,434   $128,340   $137,206
Total debt                              155,578    177,889    202,934    208,840    190,606
Interest expense                         11,402     13,183     14,330     14,463     11,158
                                       --------   --------   --------   --------   --------
Stockholders' equity                   $168,793   $158,058   $159,554   $150,916   $140,955
Book value per share                       7.81       7.08       6.82       6.42       6.07
                                       --------   --------   --------   --------   --------



Haverty Furniture Companies, Inc.       13                    1999 ANNUAL REPORT

                           MANAGEMENT'S DISCUSSION AND

            ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This commentary should be read in conjunction with the Consolidated Financial Statements and Notes, presented elsewhere in this annual report, for a full understanding of Havertys financial position and results of operations.

Certain statements we make in this report, and other written or oral statements made by or on behalf of the Company, may constitute "forward-looking statements" within the meaning of the federal securities laws. Examples of such statements in this report include descriptions of our plans with respect to new store openings and relocations, our plans to enter new markets and expectations relating to our continuing growth. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the Company's historical experience and its present expectations or projections. Management believes that these forward-looking statements are reasonable; however, you should not place undue reliance on such statements. Such statements speak only as of the date they are made and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise. The following are some of the factors that could cause the Company's actual results to differ materially from the expected results described in the Company's forward-looking statements: the ability to maintain favorable arrangements and relationships with key suppliers (including domestic and international sourcing); conditions affecting the availability and affordability of retail real estate sites; the ability to attract, train and retain highly qualified associates to staff corporate positions, existing and new stores and distribution facilities; general economic and financial market conditions, which affect consumer confidence and the spending environment for big ticket items; competition in the retail furniture industry, changes in laws and regulations, including changes in accounting standards, tax statutes or regulations.

FINANCIAL HIGHLIGHTS

The following table sets forth for the periods indicated certain items from the Company's consolidated statements of income as a percentage of net sales.


                                                                          1999       1998       1997
                                                                ------------------------------------------
         Net Sales                                                        100.0%     100.0%     100.0%
         Gross profit                                                      47.4       47.1       47.1
         Credit service charges                                             2.4        3.1        3.3
         Selling, general and administrative                               40.4       41.6       41.7
         Provision for doubtful accounts                                    0.7        1.2        1.6
         Other expense (income), net                                       (0.1)       0.1        0.0
         Income before income taxes                                         6.9        4.9        4.2
         Net income                                                         4.4        3.1        2.7
         Effective tax rate                                                36.1%      36.0%      35.6%


Haverty Furniture Companies, Inc.       14                    1999 ANNUAL REPORT

1999 COMPARED TO 1998

Record earnings were achieved in 1999 as net income increased 62.8% over the previous record year of 1998 and 104.7% over 1997. This increase reflects the Company's continued success in increasing sales and gross margins, coupled with better management in key operational processes. Stock repurchases further improved earnings per share.

Net sales for 1999 increased 14.5% to $618.8 million from $540.3 million. This increase was primarily attributable to comparable-store sales that rose 12.1% on top of the 7.1% increase recorded in 1998. A store's results are included in the comparable-store sales computation on the anniversary of its opening. The Company opened eight stores during 1999, one store in each of three new markets, three additional store locations in existing markets, and two replacement stores. The Company also closed three stores (including a clearance center) which were not replaced. Net selling space increased 4% in 1999 to approximately 3,419,000 square feet. The Company entered five new markets in 1998 by leasing five existing retail sites. The Company closed two stores in 1998, including a clearance center in its largest market.

Management believes that sales increases during the year were attributable to the favorable economic environment, the Company's style-oriented advertising focus on brand name product and accessory items, effective merchandising in its stores, and straightforward sales and customer service practices appropriate for its educated middle to upper-middle income target customer. The continued strong housing sales were a positive factor for the industry and increasing wages and accumulation of wealth by the Company's customer base were particularly evident in the Company's largest markets of operations. The Company's advertising provides a consistent and effective message of the Company's breadth of fashionable merchandise rather than marketing a variety of promotional opportunities. During 1999, the Company reviewed and employed new controls that enabled its advertising to be delivered at a more favorable cost. Management continues to believe that the advertising and merchandising of well known brand name product and accessory items selected to appeal to its customer base have improved sales for all of the Company's merchandise.

Gross profit as a percent of net sales was 47.4% for 1999, an improvement of 25 basis points from 1998. This gross profit level is more representative of the Company's historical percentage. The two prior years' percentages had been depressed slightly as the Company liquidated inventory upon the move of a large distribution facility and closure of several clearance centers. Additionally, the industry experienced pricing pressure from heavy promotional activity as several large retailers attempted to maintain financial viability. The LIFO charge was 0.03% of net sales in 1999 and 0.05% in 1998, consistent with low levels of inflation.

Credit service charges decreased again in 1999 to 2.4% as a percent of net sales, down from 3.1% in 1998. The amount financed under the Company's credit programs as a percent of net sales continued to decline in 1999 to 46% from 49% in 1998 as customers increased their usage of third party credit cards and cash. Also, usage of the popular 12 months, no interest (12 equal payments) promotion increased by one-third. This promotion generates very minor credit service charge revenues, but helps reduce the Company's interest expense and bad debts due to the faster pay out relative to other credit programs offered.


Haverty Furniture Companies, Inc.       15                    1999 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

The provision for doubtful accounts as a percent of net sales was 0.7% in 1999, down from 1.2% in 1998 as there continued to be improvement in the Company's receivables portfolio and moderation in the rate of bankruptcy filings by its customers.

Selling, general and administrative expenses as a percent of net sales were 40.4% in 1999, a 1.2% reduction from the 1998 level. Efficiencies were gained as the Company's increase in comparable store sales created leverage in its occupancy and administrative expenses and, as previously noted, improvements were made in managing its advertising costs.

Interest expense in 1999 declined 13.5% in dollars to 1.8% of net sales from 2.4% in 1998. Average borrowings decreased 11.9% and the effective interest rate decreased ten basis points to 7.1%.

The Company manages its exposure to changes in short-term interest rates, particularly to reduce the impact on its floating-rate term notes, by entering into interest rate swap agreements. The counterparties to these contracts are high credit quality commercial banks. Consequently, credit risk, which is inherent in all swaps, has been minimized to a large extent. Interest expense is adjusted for the differential to be paid or received as interest rates change. The effect of such adjustments on interest expense has not been significant. The level of floating-rate debt not fixed by swap agreements was not significant during the year and management does not expect a significant increase in these amounts in 2000. Accordingly, the Company does not presently believe it has material exposure to potential, near-term losses in future earnings and/or cash flows from reasonably possible near-term changes in market rates.

For information concerning the provision for income taxes, as well as information regarding differences between effective tax rates and statutory rates, see Note 8 of the Notes to the Consolidated Financial Statements.

1998 COMPARED TO 1997

Net sales for 1998 increased 10.3% to $540.3 million from $490.0 million. This increase was primarily attributable to comparable-store sales that increased 7.1%. Net selling space increased 4% in 1998 to approximately 3,295,000 square feet. There were five new stores in five new markets opened and two stores closed (including a clearance center in the Company's largest market) in 1998 as compared to ten stores opened (seven as replacement stores) in 1997.

Gross profit as a percent of net sales was 47.1% for 1998, which was unchanged from the 1997 level. The Company was able to maintain its margins despite increased pricing pressure from the promotional activity of its competitors and the inventory close-out sales in connection with the closure of its largest clearance centers. The LIFO charge was 0.05% of net sales in 1998 and 0.1% in 1997.

Credit service charges as a percent of net sales decreased to 3.1% in 1998, down from 3.3% in 1997. The amount financed under the Company's credit programs as a percent of net sales declined in 1998 to 49% from 55% in 1997 as customers increased their usage of third party credit cards and cash.


Haverty Furniture Companies, Inc.       16                    1999 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

The provision for doubtful accounts as a percent of net sales was 1.2% in 1998, down from 1.6% in 1997 and trending back to the 1.0% level recorded in 1996. The Company tightened its credit approval criteria slightly in the third quarter of 1997 and made managerial and systems improvements in the credit operations.

Selling, general and administrative expense as a percent of net sales was 41.6% in 1998, which was essentially unchanged from the 1997 level and down from 42.1% in 1996. Additional resources were used during 1998 to more effectively manage the Company's inventories and credit operations.

Interest expense in 1998 declined to 2.4% of net sales from 2.9% in 1997, with an 8.0% decrease in the total dollar amount of interest expense. Average borrowings decreased 11.3% and the effective interest rate increased 20 basis points to 7.2%. The effect of adjustments to interest expense for the differential arising from the Company's interest rate swap agreements was not significant during 1998.

Other expense (income), net included expenses totaling $1,184,000, to recognize the future net lease expense for locations in which the Company had ceased operations, of which $940,000 was recorded in the fourth quarter.

LIQUIDITY AND SOURCES OF CAPITAL

The Company has historically used internally generated funds, bank borrowings and private placements with institutions to finance its operations and growth. Net cash provided by operating activities was $70.0 million in 1999. The Company has negotiated more favorable payment terms with many of its suppliers resulting in an increase in accounts payable of $10.3 million.

Investing activities used $31.3 million of cash in 1999. During 1999, capital expenditures of $30.8 million included the purchase and remodeling of four stores and improvements to four additional leased store locations that opened in 1999. Expenditures were also made for ten store remodelings, various information systems equipment and software, and for real estate projects that will be completed in 2000.

Financing activities used $38.8 million of cash during 1999. The Company made $22.3 million in total debt repayments and used $18.0 million to repurchase 1,337,000 shares of its stock. At December 31, 1999, there were approximately 1,333,000 shares remaining under the Board of Directors' authorization for stock repurchases.

The Company has two five-year revolving credit facilities totaling $105 million. These facilities, which expire in 2003, were syndicated with five commercial banks and provide a multi-year commitment for the Company's capital requirements. The Company also has uncommitted line-of-credit agreements with two banks to borrow up to $25 million, of which $24.2 million was unused at December 31, 1999. Borrowings under the revolving credit facilities were $53.8 million ($51.2 million unused), of which $45 million was classified as long-term debt because the Company expects that at least such amount will remain outstanding under these facilities for an uninterrupted period through 2000. Borrowings under all of these agreements are unsecured and accrue interest at competitive money-market rates.

Haverty Furniture Companies, Inc.       17                    1999 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS
OF OPERATIONS


In addition to cash flows from operations, the Company uses bank lines of credit on an interim basis to finance capital expenditures and share repurchases and to repay long-term debt. Longer-term transactions such as private placements of senior notes and sale/leasebacks are used periodically to reduce short-term borrowings and manage interest-rate risk. The Company pursues a diversified approach to its financing requirements and balances its overall capital structure with fixed-rate and capped-rate debt as determined by the interest rate environment (91% of total debt was interest-rate protected at December 31, 1999). The Company's average effective interest rate on all borrowings (excluding capital leases) was 7.4% at December 31, 1999.

Capital expenditures in 2000 are presently expected to include the construction of three new store locations in existing markets, improvements for one new leased store location, the remodeling of five existing stores, leasehold improvements in the Company's new corporate office location, as well as the purchase of various information systems equipment and software. The preliminary estimate of capital expenditures in 2000 is approximately $40 million. Management expects that there will be disposition costs for stores to be relocated which will likely offset any gains generated from the sale of the Company's current corporate office. Funds available from operations, bank lines of credit and other possible financing transactions are expected to be adequate to finance the Company's planned expenditures.

SEASONALITY

Although the Company does not consider its business to be seasonal, sales are somewhat higher in the second half of the year, particularly in the fourth quarter.

YEAR 2000

The Company completed its plans for addressing Year 2000 issues. This Company-wide effort resulted in there being no discernible difficulties related to Year 2000 in the Company's numerous mission critical processes. Through December 31, 1999, the Company incurred expenses of approximately $1 million to achieve Year 2000 compliance. These expenses are not incremental costs but represent the MIS and managerial time dedicated to this issue rather than for new projects that were postponed. Upgrade or replacement expenditures for IT hardware, operating systems and third-party software have not been included in these amounts as most of the items purchased met new Company requirements with respect to additional capacity, speed or functionality in addition to compliance with Year 2000 issues.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

During 1999, the Company adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP). The SOP, which has been adopted prospectively as of January 1, 1999,

Haverty Furniture Companies, Inc.       18                    1999 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

requires that companies capitalize qualifying costs incurred during the application development stage. All other costs incurred in connection with an internal use software project are to be expensed as incurred. Prior to the adoption of this SOP, the Company expensed all internal use software related costs as incurred. The effect of adopting the SOP was to increase net income for the year ended December 31, 1999, by $269,000 or $0.01 per share.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), as amended. Management expects to adopt the new requirements effective January 1, 2001. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Management has not yet determined what the effect of FAS 133 will be on the Company's earnings and financial position. Given the complexity of FAS 133 and that the impact hinges on market values at the date of adoption, it is extremely difficult to estimate the impact of adoption unless adoption is imminent.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". This bulletin provides guidance on revenue recognition matters and, in accordance therewith, the Company will change its method of recognizing sales. The Company has historically recognized merchandise sales when certain criteria were met, such as receipt of full payment, credit approval for charge sales and merchandise in stock. These conditions were typically met at the point of sale. Under the new method, revenue from merchandise sales will be recognized upon delivery to the customer. Management will adopt the new method effective January 1, 2000. The cumulative effect of this change in accounting will be to decrease net income by approximately $3,356,000 or $0.15 per share in the first quarter of 2000. Had the new method of recognizing sales been in effect during 1999 and 1998, net income would have increased $124,000 (an increase of $0.01 per share) in 1999 and decreased $406,000 (a decrease of $0.01 per share) in 1998. Management further notes that on a quarterly basis, there is a recurring seasonal pattern which would have decreased sales and earnings in the first and third calendar quarters and increased sales and earnings in the fourth quarter, when deliveries to customers are normally at the highest level.


Haverty Furniture Companies, Inc.       19                    1999 ANNUAL REPORT

CONSOLIDATED
BALANCE SHEETS


                                                               December 31
(In thousands, except per share data)                        1999        1998
--------------------------------------                       ----        ----

ASSETS
Current assets
  Cash and cash equivalents                                $  1,762   $  1,874
  Accounts receivable (Note 2)                              179,090    186,172
  Inventories (Note 3)                                       84,447     82,084
  Other current assets                                        6,379      8,047
                               -                           --------   --------
    Total current assets                                    271,678    278,177
                               -                           --------   --------
Property and equipment (Notes 4 and 7)                      126,997    111,333
Deferred income taxes (Note 8)                                3,137      1,264
Other assets                                                  2,836      2,127
                               -                           --------   --------
                                                           $404,648   $392,901
                                                           ========   ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Notes payable to banks (Note 5)                          $  8,800   $  6,400
  Accounts payable and accrued expenses (Note 6)             76,191     52,500
  Deferred income taxes (Note 8)                              1,352      1,856
  Current portion of long-term debt and capital lease
    obligations (Notes 7 and 12)                             12,091      9,711
                               -                           --------   --------
      Total current liabilities                              98,434     70,467
                               -                           --------   --------
Long-term debt and capital lease obligations,
  less current portion (Notes 7 and 12)                     134,687    161,778
Other liabilities                                             2,734      2,598
                               -                           --------   --------
    Total liabilities                                       235,855    234,843
                                                            =======    =======
Commitments (Note 12)
Stockholders' equity (Notes 9 and 11)
    Preferred Stock, par value $1 per share,
      Authorized - 1,000 shares;  Issued: None

    Common Stock, Authorized - 50,000 shares; Issued:
      1999 - 21,639 shares;
      1998 -20,786 shares (including shares in treasury:
      1999 and 1998 - 4,810 and 3,478, respectively)         21,639     20,786

    Convertible Class A Common Stock,
      Authorized - 15,000 shares;
      Issued: 1999 - 5,303 shares;
              1998 -5,544 shares (including
              shares in treasury:
                1999 and 1998 - 522)                          5,303      5,544
      Additional paid-in capital                             32,004     27,173
      Retained earnings                                     156,428    133,207
                               -                           --------   --------
                                                            215,374    186,710
      Less cost of Common Stock and Convertible

      Class A Common Stock in treasury                       46,581     28,652
                               -                           --------   --------
        Total stockholders' equity                          168,793    158,058
                                                            =======    =======
                                                           $404,648   $392,901
                                                           ========   ========


See accompanying notes to consolidated financial statements.

Haverty Furniture Companies, Inc.       20                    1999 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF INCOME


                                               Year Ended December 31
(In thousands, except per share data)       1999        1998        1997
-------------------------------------    ---------    --------   ---------
Net sales                                $ 618,796    $540,298   $ 490,007
Cost of goods sold                         325,792     285,749     259,203
                                         ---------    --------   ---------
   Gross profit                            293,004     254,549     230,804
Credit service charges                      14,925      16,960      16,111
                                         ---------    --------   ---------
      Gross profit and other revenue       307,929     271,509     246,915
Expenses:
   Selling, general and administrative     249,796     224,951     204,239
   Interest                                 11,402      13,183      14,330
   Provision for doubtful accounts           4,125       6,456       7,648
   Other (income) expense, net                (264)        624         (89)
                                         ---------    --------   ---------
      Total expenses                       265,059     245,214     226,128
                                         ---------    --------   ---------
Income before income taxes                  42,870      26,295      20,787
Income taxes (Note 8)                       15,470       9,460       7,400
                                         ---------    --------   ---------
      Net Income                         $  27,400    $ 16,835   $  13,387
                                         =========    ========   =========

Earnings per Common Share                $    1.23    $   0.73   $    0.57
Diluted Earnings per Common Share        $    1.19    $   0.72   $    0.57
                                         =========    ========   =========
Weighted average common shares              22,224      22,912      23,340
Weighted average diluted common shares      22,982      23,404      23,532


See accompanying notes to consolidated financial statements.


Haverty Furniture Companies, Inc.       21                    1999 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                          Common         Class A       Additional
                                           Stock       Common Stock     Paid-in       Retained        Treasury
(In thousands, except per share data)  ($1 Par Value) ($1 Par Value)    Capital       Earnings          Stock            Total
                                       -------------- --------------    -------       ---------        --------        ---------

BALANCE AT DECEMBER 31, 1996               $18,612       $ 6,384        $21,058       $ 110,405        $ (5,543)       $ 150,916
  Net income                                    --            --             --          13,387              --           13,387
  Cash dividends on common stock:
    Amount                                      --            --             --          (3,675)             --           (3,675)
    Per share:
      Common - $0.16
      Class A Common - $0.15
  Conversion of Class A Common Stock           192          (192)            --              --              --               --
  Stock option transactions, net               404            --          1,605              --              --            2,009
  Treasury stock transactions, net              --            --             --              --          (3,083)          (3,083)
                                           -------       -------        -------       ---------        --------        ---------
BALANCE AT DECEMBER 31, 1997                19,208         6,192         22,663         120,117          (8,626)         159,554
  Net income                                    --            --             --          16,835              --           16,835
  Cash dividends on common stock:
    Amount                                      --            --             --          (3,745)             --           (3,745)
    Per share:
      Common - $0.165
      Class A Common - $0.155
  Conversion of Class A Common Stock           582          (582)            --              --              --               --
  Stock option transactions, net               996           (66)         4,510              --              --            5,440
  Treasury stock transactions, net              --            --             --              --         (20,026)         (20,026)
                                           -------       -------        -------       ---------        --------        ---------
BALANCE AT DECEMBER 31, 1998                20,786         5,544         27,173         133,207         (28,652)         158,058
  Net income                                    --            --             --          27,400              --           27,400
  Cash dividends on common stock:
    Amount                                      --            --             --          (4,179)             --           (4,179)
    Per share:
      Common - $0.19
      Class A Common - $0.18
  Conversion of Class A Common Stock           241          (241)            --              --              --               --
  Stock option transactions, net               612            --          4,831              --              --            5,443
  Treasury stock transactions, net              --            --             --              --         (17,929)         (17,929)
                                           -------       -------        -------       ---------        --------        ---------
BALANCE AT DECEMBER 31, 1999               $21,639       $ 5,303        $32,004       $ 156,428        $(46,581)       $ 168,793
                                           =======       =======        =======       =========        ========        =========


See accompanying notes to consolidated financial statements.


Haverty Furniture Companies, Inc.      22                     1999 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                        Year Ended December 31
(In thousands)                                                   1999            1998            1997
                                                               --------        --------        --------
OPERATING ACTIVITIES
Net income                                                     $ 27,400        $ 16,835        $ 13,387
Adjustments to reconcile net income
  to net cash provided by
  operating activities:
    Depreciation and amortization                                14,844          14,272          13,792
    Provision for doubtful accounts                               4,125           6,456           7,648
    Deferred income taxes                                        (2,377)            228            (768)
    Loss (gain) on sale of property and equipment                    37             (57)            294
                                                               --------        --------        --------
      Subtotal                                                   44,029          37,734          34,353
Changes in operating assets and liabilities:
  Accounts receivable                                             2,957          10,135          (9,502)
  Inventories                                                    (2,363)         (1,371)         (3,328)
  Other current assets                                            1,668          (2,284)         (1,341)
  Accounts payable and accrued expenses                          23,691          11,202           4,570
                                                               --------        --------        --------
    Net cash provided by operating activities                    69,982          55,416          24,752
                                                               --------        --------        --------
INVESTING ACTIVITIES

Purchases of property and equipment                             (30,768)        (11,144)        (14,528)
Proceeds from sale of property and equipment                        223             214             174
Other investing activities                                         (709)            140             128
                                                               --------        --------        --------
    Net cash used in investing activities                       (31,254)        (10,790)        (14,226)
                                                               --------        --------        --------
FINANCING ACTIVITIES

Net increase (decrease) in short-term borrowings                  2,400         (76,100)          2,000
Proceeds from issuance of long-term debt                             --          60,000              --
Payments on long-term debt and capital lease obligations        (24,711)         (8,945)         (7,906)
Treasury stock acquired                                         (17,967)        (20,056)         (3,130)
Exercise of stock options                                         5,443           5,440           2,009
Dividends paid                                                   (4,179)         (3,745)         (3,675)
Other financing activities                                          174             264             152
                                                               --------        --------        --------
    Net cash used in financing activities                       (38,840)        (43,142)        (10,550)
                                                               --------        --------        --------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                   (112)          1,484             (24)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                    1,874             390             414
                                                               --------        --------        --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                       $  1,762        $  1,874        $    390
                                                               ========        ========        ========



See accompanying notes to consolidated financial statements.


Haverty Furniture Companies, Inc.      23                     1999 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - Summary of Significant Accounting Policies

ORGANIZATION:

The Company is a full-service home furnishings retailer with 103 showrooms in 14 states. The Company sells a broad line of furniture in the middle to upper-middle price ranges selected to appeal to its predominant target market. As an added convenience to its customers, the Company offers financing through a revolving charge credit plan.

BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Stockholders' equity, share and per share amounts for all periods presented have been adjusted for a two-for-one stock split effected in the form of a stock dividend on August 25, 1999.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION:

Merchandise sales are typically recognized at the point of sale, as long as certain conditions are met. As discussed in Note 1, Impact of Recently Issued Accounting Standards, effective January 1, 2000, the Company will change its method of recognizing revenues from merchandise sales.

Credit service charges are recognized as assessed to customers according to contract terms.

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

Estimated useful lives for financial reporting purposes are as follows:


        Buildings       25 - 33 years
        Improvements     5 - 15 years
        Equipment        3 - 15 years
        Capital leases  20 - 25 years


CASH EQUIVALENTS:

The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates fair market value.


Haverty Furniture Companies, Inc.      24                     1999 ANNUAL REPORT

FAIR VALUES OF FINANCIAL INSTRUMENTS:

The Company's financial instruments consist of cash, accounts receivable, accounts payable, long-term debt and interest-rate swap agreements. The carrying value of cash, accounts receivable and accounts payable approximates fair market value; the carrying amount of long-term debt approximates fair market value based on current interest rates. The fair value of interest rate swap agreements is based on the estimated amount the Company would pay to terminate the agreements at the reporting date, taking into account current interest rates and the credit worthiness of the swap counterparties.

INTEREST RATE SWAP AGREEMENTS:

These agreements involve the exchange of fixed-rate amounts for floating-rate amounts over the life of the agreements without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in other liabilities or assets. The fair values of the swap agreements are not recognized in the consolidated financial statements.

ADVERTISING EXPENSE:

The cost of advertising is expensed upon first showing. The Company incurred $36,700,000, $35,500,000 and $31,800,000 in advertising costs during 1999, 1998, and 1997, respectively.

STOCK BASED COMPENSATION:

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options and adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (FAS 123). The Company grants incentive and non-qualified stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant and, accordingly, recognizes no compensation expense for the stock option grants.

EARNINGS PER SHARE:

Earnings per common share are computed based on the weighted average number of common shares outstanding. The dilutive effect of the Company's stock options is included in diluted earnings per common share and had the effect of increasing the weighted average shares outstanding assuming dilution by 758,000, 492,000 and 192,000 in 1999, 1998 and 1997, respectively.

Certain options outstanding during each of the following years and their related exercise prices were not included in the computation of diluted earnings per common share because their exercise price was greater than the average market price of the shares and, therefore, the effect would be antidilutive: 1998 - 516,800 shares at a price of $10.13 and 1997 - 364,000 shares at prices ranging from $6.88 to $8.57.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS:

During 1999, the Company adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP). The SOP, which has been adopted prospectively as of January 1, 1999, requires that companies capitalize qualifying costs incurred during the application development stage. All other costs incurred in connection with an internal use software project are to be expensed as incurred. Prior to the adoption of


Haverty Furniture Companies, Inc.      25                     1999 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

this SOP, the Company expensed all internal use software related costs as incurred. The effect of adopting the SOP was to increase net income for the year ended December 31, 1999, by $269,000 or $0.01 per share.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, which is required to be adopted in 2001. The Company expects to adopt the new requirements effective January 1, 2001. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what the effect of FAS 133 will be on the earnings and financial position of the Company. Given the complexity of FAS 133 and that the impact hinges on market values at the date of adoption, it is extremely difficult to estimate the impact of adoption unless adoption is imminent.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. This bulletin provides guidance on revenue recognition matters and, in accordance therewith, the Company will change its method of recognizing sales. The Company has historically recognized revenue for sales of merchandise when certain criteria were met, such as receipt of full payment, credit approval for charge sales and merchandise in stock. These conditions were typically met at the point of sale. Under the new method, revenue from merchandise sales will be recognized upon delivery to the customer. The Company will adopt the new method effective January 1, 2000. The cumulative effect of this change in accounting will be to decrease net income in the first quarter of 2000 by approximately $3,356,000 or $0.15 per share. Had the new method of recognizing sales been in effect during 1999 and 1998, net income would have increased $124,000 ($0.01 per share) in 1999 and decreased $406,000 ($0.01 per share) in 1998.

NOTE 2 - Accounts Receivable

Amounts financed under Company credit programs were, as a percent of net sales, approximately 46% in 1999, 49% in 1998, and 55% in 1997. Accounts receivable are shown net of the allowance for doubtful accounts of $7,000,000 and $8,300,000 at December 31, 1999 and 1998, respectively. Accounts receivable terms vary as to payment terms (30 days to four years) and interest rates (0% to 21%) and are generally collateralized by the merchandise sold. Accounts receivable balances have scheduled payment amounts which are historically collected at a rate faster than the scheduled rate. The scheduled approximate collection amounts are due as follows: $131,779,000 in 2000, $35,685,000 in 2001, $17,261,000 in 2002, and
$1,365,000 in 2003 for receivables outstanding at December 31, 1999. The total receivables of approximately $186,090,000 are included in current assets in accordance with trade practice.


Haverty Furniture Companies, Inc.      26                     1999 ANNUAL REPORT

The Company provides an allowance for doubtful accounts utilizing a methodology which considers the balances in problem and delinquent categories of accounts, historical write-offs and management judgment. Delinquent accounts are generally written off automatically after the passage of nine months without receiving a full scheduled monthly payment. Accounts are written off sooner in the event of a discharged bankruptcy or other circumstances that make further collections unlikely. The Company assesses the adequacy of the allowance account at the end of each quarter.

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

NOTE 3 - Inventories

Inventories are measured using the last-in, first-out (LIFO) method of inventory valuation because it results in a better matching of costs and revenues. The excess of current cost over such carrying value of inventories was approximately $14,970,000 and $14,770,000 at December 31, 1999 and 1998, respectively. Use of the LIFO valuation method as compared to the FIFO method had the effect of decreasing earnings per common share by $0.01, $0.01 and $0.02 in 1999, 1998 and 1997, respectively, assuming the Company's effective tax rates were applied to changes in income resulting therefrom, and no other changes in income were made.

NOTE 4 - Property and Equipment

Property and equipment is summarized as follows (in thousands):


                                                         1999           1998
                                                       --------       --------
     Land                                              $ 25,183       $ 20,986
     Buildings and improvements                         119,801        103,029
     Equipment                                           71,682         64,318
     Capital leases                                       5,564          8,276
     Construction in progress                               769            205
                                                       --------       --------
                                                        222,999        196,814
     Less accumulated depreciation                       92,023         79,060
     Less accumulated capital lease amortization          3,979          6,421
                                                       --------       --------
     Property and equipment, net                       $126,997       $111,333
                                                       ========       ========


Haverty Furniture Companies, Inc.      27                     1999 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - Credit Arrangements

At December 31, 1999, the Company owed $53,800,000 in short-term or revolving loans to banks, of which $45,000,000 was classified as long-term debt as described in Note 7. The Company also has uncommitted line-of-credit arrangements with banks to borrow up to $25,000,000, of which $24,200,000 were unused at December 31, 1999.

The weighted average stated interest rates for these outstanding borrowings at December 31, 1999 and 1998 were 6.6% and 5.9%, respectively.

NOTE 6 - Accounts Payable and Accrued Expenses

The components of accounts payable and accrued expenses are as follows (in thousands):

                                          1999          1998
                                         -------       -------
     Accounts payable, trade             $36,214       $25,920
     Accrued compensation                 10,638         8,283
     Taxes other than income taxes         7,187         6,931
     Other                                22,152        11,366
                                         -------       -------
                                         $76,191       $52,500
                                         =======       =======

NOTE 7 - Long-Term Debt and Capital Lease Obligations

Long-term debt and capital lease obligations are summarized as follows (in thousands):


                                                      1999           1998
                                                    --------       --------

     Revolving credit notes (a)                     $ 45,000       $ 60,000
     Unsecured term note (b)                          28,000         29,000
     7.95% unsecured term note (c)                    15,000         15,000
     7.44% unsecured term note (d)                    15,000         15,000
     7.16% unsecured term note (e)                    30,000         30,000
     10.1% unsecured term note (f)                     2,500          7,500
     Secured debt (g)                                  9,234         12,494
     6.3% to 10.5% capital lease obligations,
             due through 2016                          2,044          2,495
                                                    --------       --------
                                                     146,778        171,489
     Less portion classified as current               12,091          9,711
                                                    --------       --------
                                                    $134,687       $161,778
                                                    ========       ========


Haverty Furniture Companies, Inc.      28                     1999 ANNUAL REPORT

(a) The Company has two five-year revolving credit facilities totaling $105,000,000 under which $53,800,000 had been borrowed at December 31, 1999. Borrowings of $45,000,000 have been excluded from current liabilities because the Company expects that at least such amount will remain outstanding under these facilities for an uninterrupted period through 2000. Borrowings under these facilities have either a bid rate option or floating rate of interest of LIBOR plus a varying amount.

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

(e) The note is payable in semi-annual installments of $2,143,000 commencing in October 2000 and matures in April 2007. Interest is payable quarterly.

(f) The note is payable in semi-annual installments of $2,500,000 plus interest payable quarterly and matures in April 2000.

(g) Secured debt is comprised of various first mortgage notes and first deeds of trust including some with fixed rates of interest ranging from 5.7% to 7.9% and some with floating rates of interest ranging from LIBOR plus 0.5% (note rate of 6.5% at December 31, 1999) to 70% of prime rate due through 2007. The Company may pre-pay the floating-rate notes at any time without penalty. Property and equipment with a net book value at December 31, 1999 of $24,787,000 is pledged as collateral on secured debt.

The Company's debt agreements require, among other things, that the Company: (a) meet certain working capital requirements; (b) limit the type and amount of indebtedness incurred; (c) limit operating lease rentals; and (d) grant certain lenders identical security for any liens placed upon the Company's assets, other than those liens specifically permitted in the loan agreements. The Company is in compliance with these covenants at December 31, 1999.

The Company has entered into interest rate swap agreements to reduce the impact of changes in interest rates on its bank line-of-credit arrangements and floating-rate notes payable. At December 31, 1999, the Company had six outstanding interest rate swap agreements, having notional amounts aggregating $76,311,000. Two of the agreements effectively fix the average interest rate on the Company's $28,000,000 floating-rate term note at 8.2% through 2006. The remaining agreements are at rates ranging from 5.74% to 5.95% maturing in 2000, 2002 and 2008. Under the terms of the agreements, the Company makes payments at fixed rates and receives payments at variable rates which are based on LIBOR, adjusted quarterly. The Company had net unrealized gains relating to such instruments of $1,007,000 at December 31, 1999.


Haverty Furniture Companies, Inc.      29                    1999 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The aggregate maturities of long-term debt and capital lease obligations during the five years subsequent to December 31, 1999 are as follows: 2000 - $12,091,000; 2001 - $11,259,000; 2002 - $11,179,000; 2003 - $12,812,000; and
2004 - $12,573,000. Cash payments for interest were $11,036,000, $12,933,000 and
$14,321,000 in 1999, 1998 and 1997, respectively.

NOTE 8 - Income Taxes

Income tax expense (benefit) consists of the following (in thousands):


                             1999            1998           1997
                           --------        -------        -------

     Current
             Federal       $ 16,665        $ 8,936        $ 8,027
             State            1,182            296            141
                           --------        -------        -------
                             17,847          9,232          8,168
                           --------        -------        -------
     Deferred
             Federal         (2,220)           220           (756)
             State             (157)             8            (12)
                           --------        -------        -------
                             (2,377)           228           (768)
                           --------        -------        -------
                           $ 15,470        $ 9,460        $ 7,400
                           ========        =======        =======


The differences between income tax expense in the accompanying consolidated financial statements and the amount computed by applying the statutory Federal income tax rate is as follows (in thousands):


                                               1999           1998         1997
                                             --------        ------       ------

     Statutory rates applied to income
             before income taxes             $ 15,005        $9,203       $7,275
     State income taxes, net of
             Federal tax benefit                  768           192           92
     Other                                       (303)           65           33
                                             --------        ------       ------
                                             $ 15,470        $9,460       $7,400
                                             ========        ======       ======


Haverty Furniture Companies, Inc.      30                     1999 ANNUAL REPORT

Deferred tax assets and liabilities as of December 31, 1999 and 1998 were as follows (in thousands):

                                                  1999          1998
                                                 ------       -------

     Deferred tax assets:
       Accrued liabilities                       $3,415       $ 2,146
       Capitalized leases                           409           402
       Net property and equipment                 1,921           467
       Operating leases                             571           740
       Alternative minimum tax credits              251           114
                                                 ------       -------
         Total deferred tax assets                6,567         3,869
                                                 ------       -------
     Deferred tax liabilities:
       Accounts receivable related                3,031         3,434
       Inventory related                          1,199           571
       Other                                        552           456
                                                 ------       -------
         Total deferred tax liabilities           4,782         4,461
                                                 ------       -------
     Net deferred tax assets (liabilities)       $1,785       $  (592)
                                                 ======       =======


The Company made income tax payments of $13,879,000, $8,033,000 and $11,084,000 in 1999, 1998 and 1997, respectively.

NOTE 9 - Stockholders' Equity

Common Stock has a preferential dividend rate of at least 105% of the dividend paid on Class A Common Stock. Class A Common Stock has greater voting rights which include: voting as a separate class for the election of 75% of the total number of directors of the Company and on all other matters subject to shareholder vote, each share of Class A Common Stock has ten votes and votes with the Common Stock as a single class. Class A Common Stock is convertible at the holder's option at any time into Common Stock on a 1-for-1 basis; Common Stock is not convertible into Class A Common Stock. There is no present plan for issuance of Preferred Stock.

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


Haverty Furniture Companies, Inc.      31                     1999 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheets at December 31 (in thousands):


                                                                    1999            1998
                                                                  --------        --------
     Change in benefit obligation:
       Benefit obligation at beginning of year                    $ 38,823        $ 33,041
       Service cost                                                  2,442           1,985
       Interest cost                                                 2,555           2,361
       Actuarial (gains) losses                                     (7,390)          3,109
       Benefits paid                                                (1,736)         (1,673)
                                                                  --------        --------
       Benefit obligation at end of year                            34,694          38,823
                                                                  --------        --------
     Change in plan assets:
       Fair value of plan assets at beginning of year               38,841          33,616
       Actual return on plan assets                                  3,953           6,615
       Company contributions                                           146             283
       Benefits paid                                                (1,736)         (1,673)
                                                                  --------        --------
       Fair value of plan assets at end of year                     41,204          38,841
                                                                  --------        --------
     Plan assets in excess of projected benefit obligations          6,510              18
       Unrecognized actuarial gain                                  (9,515)         (1,414)
       Unrecognized prior service cost                                 598             729
       Unrecognized net asset                                         (139)           (341)
                                                                  --------        --------
       Accrued pension expense included in
         the consolidated balance sheet                           $ (2,546)       $ (1,008)
                                                                  ========        ========


Net pension cost included the following components (in thousands):


                                               1999            1998           1997
                                              -------        -------        -------
     Service cost-benefits earned
       during the period                      $ 2,442        $ 1,985        $ 1,655
     Interest cost on projected
       benefit obligations                      2,555          2,361          2,157
     Expected return on plan assets            (3,242)        (2,799)        (2,364)
     Amortization of prior service cost           131            131            131
     Amortization of transition asset            (202)          (202)          (202)
                                              -------        -------        -------
     Net pension cost                         $ 1,684        $ 1,476        $ 1,377
                                              =======        =======        =======



Haverty Furniture Companies, Inc.      32                     1999 ANNUAL REPORT

The weighted-average discount rates used in determining the actuarial present value of benefit obligations were 8.00%, 6.75% and 7.25% at December 31, 1999, 1998 and 1997, respectively. The annual rate of increase for future compensation was 6% for 1999, 1998 and 1997. The expected long-term rate of return on plan assets was 8.5% for 1999, 1998 and 1997. The plan's assets consist primarily of U.S. Government securities and listed stocks and bonds. Included in the plan assets at December 31, 1999, were 68,000 shares of the Company's Common Stock and 287,000 shares of the Company's Class A Common Stock with an aggregate fair value of $4,553,000. The plan received $65,000 for dividends on Company shares in 1999.

The Company has a non-qualified, non-contributory supplemental executive retirement plan (SERP) which covers six retired executive officers. The Plan provides annual supplemental retirement benefits to the executives amounting to 55% of final average earnings less benefits payable from the Company's defined benefit pension plan and Social Security benefits. The Company also has a non-qualified, non-contributory SERP for employees whose retirement benefits are reduced due to their annual compensation levels. The total amount of annual retirement benefits that may be paid to an eligible participant in the Plan from all sources (Retirement Plan, Social Security and the SERP) may not exceed $125,000. Under the plans, which are not funded, the Company pays benefits directly to covered participants beginning at their retirement. At December 31, 1999, the projected benefit obligation for these plans totaled $2,666,000 of which $1,902,000 is included in the accompanying consolidated balance sheet. Pension expense recorded under the SERPs amounted to approximately $347,000, $431,000 and $320,000 for 1999, 1998 and 1997, respectively.

The Company has an employee savings/retirement (401k) plan to which substantially all employees may contribute. The Company matches employee contributions to the extent of 50% of the first 2% of earnings and 25% of the next 4% contributed by participants. The Company expensed approximately $1,032,000 in 1999, $927,000 in 1998 and $842,000 in 1997 in matching employer contributions under this plan. The Company offers no post-retirement benefits other than pensions and no significant post-employment benefits.

NOTE 11 - Stock Option Plans

The Stock Option Committee of the Board of Directors serves as Administrator for the Company's stock option plans. Options are granted by the Committee under stock plans to officers and non-officer employees. In accordance with certain provisions, options granted to non-employee directors of the Company are automatic annual grants on a pre-determined date to purchase a specific number of shares at the fair market value of the shares on such date. As of December 31, 1999, the maximum number of options which may be granted under the stock option plans was 388,700.


Haverty Furniture Companies, Inc.      33                     1999 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below summarizes options activity for the past three years under the Company's stock option plans.


                                                                Weighted
                                                Option          Average
                                                Shares           Price
                                               ---------        -------
     Outstanding  at December 31, 1996         2,160,892        $  5.93
       Granted 848,000                                             6.88
       Exercised                                (202,742)          4.40
       Canceled or expired                       (12,500)          5.46
                                               ---------        -------
     Outstanding at December 31, 1997          2,793,650           6.33
       Granted 552,800                                            10.10
       Exercised                              (1,168,204)          6.29
       Canceled or expired                       (23,900)          7.52
     Outstanding at December 31, 1998          2,154,346           7.31
       Granted                                   631,100          13.88
       Exercised                                (407,400)          6.41
       Canceled or expired                        (5,600)         10.13
                                               ---------        -------
     Outstanding at December 31, 1999          2,372,446        $  9.20
                                               =========        =======
     Exercisable at end of year                1,335,462        $  7.56
                                               =========        =======


All of the options outstanding at December 31, 1999, were for Common Stock. Exercise prices for options outstanding as of December 31, 1999, ranged from $5.38 to $13.88. As of December 31, 1999, there were 1,239,746 options outstanding with exercise prices ranging from $5.38 to $9.44 with a weighted-average exercise price of $6.44 and weighted-average remaining contractual life of 3 years. Exercisable options in this exercise range as of December 31, 1999, totaled 974,462 with a weighted-average exercise price of $6.33. As of December 31, 1999, there were 1,132,700 options outstanding with exercise prices ranging from $10.13 to $13.88 with a weighted-average exercise price of $12.22 and weighted-average remaining contractual life of 9.6 years. Exercisable options in this exercise range as of December 31, 1999, totaled 361,000 with a weighted-average exercise price of $10.86. Options granted prior to 1997 generally vest on the grant date; the remaining options vest over periods from within one year of grant date increasing to four years as the number of options granted to an individual increases.

In addition, the Company had shares available for future purchases under the Employee Stock Purchase Plan at December 31, 1999. This Plan promotes broad-based employee ownership and provides employees a convenient way to acquire Company stock. The Plan is a qualified plan under Section 423 of the Internal Revenue Code and


Haverty Furniture Companies, Inc.      34                     1999 ANNUAL REPORT
meets the requirements of APB 25 as a non-compensatory plan. The Plan enables the Company to grant options to purchase up to 1,500,000 of Common Stock, of which 1,230,847 shares have been exercised from inception of the Plan, at a price equal to the lesser of (a) 85% of the stock's fair market value at the date of grant, or (b) 85% of the stock's fair market value at the exercise date.

Shares purchased may not exceed 10% of the employee's annual compensation, as defined, or $25,000 of Common Stock at its fair market value (determined at the time such option is granted) for any one calendar year. Employees pay for the shares ratably over a period of six months (the purchase period) through payroll deductions or lump sum payments, and cannot exercise their option to purchase any of the shares until the conclusion of the purchase period. In the event an employee elects not to exercise such options, the full amount withheld is refundable. During 1999, options for 252,363 shares were exercised at an average price of $9.29 per share. At December 31, 1999, options for 150,000 shares were outstanding at an option price of $13.23 per share.

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

Pro forma information regarding net income and earnings per share is required by FAS 123 and has been determined as if the Company had accounted for its employee stock options granted under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 1998 and 1997, respectively: risk-free interest rate of 6.5%, 7.4% and 5.8%; dividend yield of 1.3%, 2.0% and 2.5%; volatility factors of the expected market price of the Company's Common Stock of 35.9%, 34.6% and 34.9%, and a weighted average expected life of the options of 5.5 years, except for those granted under the Employee Stock Purchase Plan which is 6 months. The weighted-average fair value of options granted under the Company's stock option plan was $5.66, $3.85 and $2.23 for the years 1999, 1998 and 1997, respectively. The weighted-average fair value of options granted under the Employee Stock Purchase Plan was $2.82, $1.86, and $1.25 for the years 1999, 1998 and 1997, respectively.

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


Haverty Furniture Companies, Inc.      35                     1999 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except per share data):


                               1999       1998        1997
                              -------    -------    -------

Net income
  As reported                 $27,400    $16,835    $13,387
  Pro forma                    25,530     15,762     12,771
Earnings per common share
  As reported                    1.23       0.73       0.57
  Pro forma                      1.15       0.69       0.55


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


At December 31, 1999, aggregate future minimum payments under capital leases and non-cancelable operating leases, including guaranteed residual values of $25,000,000, with initial or remaining terms in excess of one year consisted of the following (in thousands):


                                                         Capital Operating
                                                       Leases         Leases
                                                     ---------       --------
     2000                                             $    491       $ 17,053
     2001                                                  353         16,223
     2002                                                  288         15,678
     2003                                                  198         14,457
     2004                                                  144         13,184
     Subsequent to 2004                                  1,890         69,459
     Less total minimum sublease rentals                               (7,085)
                                                                     ---------
     Net minimum lease payments                                      $138,969
                                                                     ---------
     Total minimum lease amounts                         3,364
     Amounts representing interest                      (1,320)
                                                      ---------
     Present value of future minimum lease payments   $  2,044
                                                      =========


Haverty Furniture Companies, Inc.      36                    1999 ANNUAL REPORT

Rental expense applicable to operating leases consisted of the following (in thousands):


                                             1999        1998        1997
                                           --------    --------    --------
     Property
       Minimum                             $ 16,401    $ 15,786    $ 13,315
       Additional rentals based on sales      1,170         995         588
       Sublease income                       (2,334)     (1,626)     (1,049)
                                           ---------   ---------   ---------
                                             15,237      15,155      12,854
     Equipment                                4,200       3,878       3,793
                                           ---------   ---------   ---------
                                           $ 19,437    $ 19,033    $ 16,647
                                           =========   =========   =========


NOTE 13 - Selected Quarterly Financial Data (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 1999 and 1998 (in thousands, except per share data):


                                                       1999 Quarter Ended
                                          March 31     June 30    Sept. 30     Dec. 31
                                          --------     -------    --------    --------
     Net sales                            $149,781    $142,239    $157,875    $168,901
     Gross profit                           70,808      67,002      75,106      80,088
     Credit service charges                  3,980       3,834       3,643       3,468
     Income before income taxes              9,829       7,765      11,237      14,039
     Net income                              6,290       4,970       7,192       8,948
     Earnings per common share                0.28        0.22        0.32        0.41
     Diluted earnings per common share        0.27        0.21        0.31        0.40



                                                      1998 Quarter Ended
                                          March 31    June 30     Sept 30      Dec. 31
                                          --------    -------     -------      -------
     Net sales                            $129,368    $121,996    $139,004    $149,930
     Gross profit                           60,931      57,155      65,477      70,986
     Credit service charges                  4,298       4,301       4,300       4,061
     Income before income taxes              5,241       3,180       7,297      10,577
     Net income                              3,354       2,035       4,706       6,740
     Earnings per common share                0.14        0.09        0.21        0.30
     Diluted earnings per common share        0.14        0.09        0.20        0.30


The quarter ended December 31, 1998 includes a $940,000 charge to recognize the future net lease expense for locations in which the Company has ceased operations.


Haverty Furniture Companies, Inc.      37                     1999 ANNUAL REPORT

REPORT OF
INDEPENDENT AUDITORS

Board of Directors Haverty
Furniture Companies, Inc.

We have audited the accompanying consolidated balance sheets of Haverty Furniture Companies, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Haverty Furniture Companies, Inc. and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


/s/Ernst & Young
-------------------

Atlanta, Georgia
February 2, 2000


Haverty Furniture Companies, Inc.      38                     1999 ANNUAL REPORT

STOCKHOLDER

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


                        1999                         1998
                    Common Stock             Class A Common Stock
                    ------------             --------------------
Quarter                        Dividend                      Dividend
Ended       High       Low     Declared   High      Low      Declared
-----       ----       ---     --------   ----      ---      --------
 Mar. 31  $12 3/4    $ 9 1/8    $0.0425  $12 1/2  $ 8 1/2    $0.0400
 June 30   17 13/16   11 13/16   0.0475   17       11 3/4     0.0450
Sept. 30   19 15/16   13 7/8     0.0500   18 1/2   14 3/4     0.0475
 Dec. 31   16 1/8     11 1/2     0.0500   16       12 11/16   0.0475


                Common Stock             Class A Common Stock
                ------------             --------------------
Quarter                     Dividend                       Dividend
 Ended     High     Low     Declared    High      Low      Declared
 -----     ----     ---     --------    ----      ---      --------
 Mar. 31   $10     $6 5/8    $0.0400   $10        $6 3/8   $ 0.0375
 June 30    12      9 1/8     0.0400    12 11/16   9 7/8     0.0375
Sept. 30  11 3/16   9 3/16    0.0425    10         9 3/4     0.0400
 Dec. 31  11 3/16   8 11/16   0.0425    10 1/2     9 9/16    0.0400



Based on the number of individual participants represented by security position listings, there are approximately 3,400 holders of the Common Stock and 200 holders of the Class A Common Stock.

Haverty Furniture Companies, Inc.      39                     1999 ANNUAL REPORT