Form 10-K, Exhibit 13
period 2000-12-31
HAVERTY FURNITURE COMPANIES INC
filed 2001-04-02
CIK 216085

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This discussion should be read in conjunction with the Consolidated Financial Statements and Notes, presented elsewhere in this annual report, for a full understanding of Havertys financial position and results of operations.

     Certain statements we make in this report, and other written or oral statements made by or on behalf of the Company, may constitute “forward-looking statements” within the meaning of the federal securities laws. Examples of such statements in this report include descriptions of our plans with respect to new store openings and relocations, our plans to enter new markets and expectations relating to our continuing growth. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. Management believes that these forward-looking statements are reasonable; however, you should not place undue reliance on such statements. Such statements speak only as of the date they are made and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. The following are some of the factors that could cause the Company’s actual results to differ materially from the expected results described in the Company’s forward-looking statements: the ability to maintain favorable arrangements and relationships with key suppliers (including domestic and international sourcing); conditions affecting the availability and affordability of retail real estate sites; the ability to attract, train and retain highly qualified associates to staff corporate positions, existing and new stores and distribution facilities; general economic and financial market conditions, which affect consumer confidence and the spending environment for big ticket items; competition in the retail furniture industry; and changes in laws and regulations, including changes in accounting standards, tax statutes or regulations.

Change In Accounting Principle

The Company changed its accounting method for recognizing revenues on January 1, 2000, and is now recording revenues from merchandise sales upon delivery to the customer. Historically, sales were recognized and “billed” prior to delivery when certain criteria were met, such as receipt of full payment, credit approval for charge sales and merchandise in stock. The change is consistent with new guidance on revenue recognition provided by the Securities and Exchange Commission Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.” The implementation of this change was accounted for as a change in accounting principle and applied cumulatively as if the change occurred at January 1, 2000.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

     The following table outlines the results for the years ended December 31, 2000, 1999 and 1998 and pro forma results for the years ended December 31, 1999 and 1998, assuming that the change in the revenue recognition method had occurred prior to January 1, 1998 (in thousands):

	Year Ended December 31,
					Pro forma	Pro forma
	2000	1999	1998	2000	1999	1998

Net sales	$ 680,917	$ 618,796	$540,298	$ 680,917	$ 618,526	$537,268
Cost of goods sold	357,498	325,792	285,749	357,498	325,644	284,084

Gross profit	323,419	293,004	254,549	323,419	292,882	253,184
Credit service charges	12,658	14,925	16,960	12,658	14,925	16,960

Gross profit and other revenue	336,077	307,929	271,590	336,077	307,807	270,144
Expenses:
Selling, general and administrative	277,357	249,796	224,951	277,357	249,480	224,220
Interest	11,707	11,402	13,183	11,707	11,402	13,183
Provision for doubtful accounts	3,396	4,125	6,456	3,396	4,125	6,456
Other (income) expense, net	(244)	(264)	624	(244)	(264)	624

Total expenses	292,216	265,059	245,214	292,216	264,743	244,483

Income before income taxes and
cumulative effect of a change
in accounting principle	43,861	42,870	26,295	43,861	43,064	25,661
Income taxes	16,010	15,470	9,460	16,010	15,540	9,232

Income before cumulative effect of a
change in accounting principle	27,851	27,400	16,835	27,851	27,524	16,429
Cumulative effect on prior years
(to December 31, 1999) of changing to
a different revenue recognition method	(3,356)	—	—	—	—	—

Net income	$24,495	$27,400	$16,835	$27,851	$27,524	$16,429

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Highlights

The following table sets forth for the periods indicated certain items from the Company’s consolidated statements of income as a percentage of net sales as reported and on a pro forma basis.

Pro forma	2000	1999	1998	1999	1998

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	47.5	47.4	47.1	47.4	47.1
Credit service charges	1.9	2.4	3.1	2.4	3.2
Selling, general and administrative	40.7	40.4	41.6	40.3	41.7
Provision for doubtful accounts	0.5	0.7	1.2	0.7	1.2
Income before income taxes	6.4	6.9	4.9	7.0	4.8
Net income	4.1	4.4	3.1	4.4	3.1
Effective tax rate	36.5%	36.1%	36.0%	36.1%	36.0%

2000 Compared to 1999

Record earnings per share (before the cumulative effect of a change in accounting) were achieved in 2000 increasing 8.1% over the previous record year of 1999 (on a pro forma basis) which had increased 72.2% over pro forma 1998. This increase reflects the Company’s continued success in increasing sales and gross margins and the effect of stock repurchases.

     Net sales for 2000 increased 10.1% to $680.9 million from pro forma sales of $618.5 million in 1999. It is not practical for the Company to compute comparable-store sales utilizing the new delivered basis of revenue recognition. Calculated on the billed basis, comparable-store sales increased 7.8% over last year’s 12.1% increase. The Company’s two largest markets, Dallas and Atlanta, and its Florida and Texas regions, continued to experience the strongest comparable-store sales increases. A store’s results are included in the comparable-store sales computation beginning with the one-year anniversary of its opening, expansion, or the date when it was otherwise non-comparable. The Company opened two newly constructed stores in 2000 which incorporate certain design element refinements. These new stores are in two existing markets. The Company remodeled two former retail furniture stores, opening one in a new market and one as a replacement store. During 2000, the Company also closed two small stores and added its second La-Z-Boy store. Four of the new stores were opened during the fourth quarter of 2000 and the other was opened near the end of the third quarter. Net selling space increased 4% in 2000 to approximately 3,557,000 square feet. The Company opened eight stores during 1999, one store in each of three new markets, three additional store locations in existing markets, and two replacement stores. The Company also closed three stores (including a clearance center) which were not replaced.

     Management believes that sales increases during most of the year were attributable to the favorable economic environment, effective merchandising in its stores, the Company’s advertising focus on brand name product and accessory items, and straightforward sales and customer service practices appropriate for its educated middle to upper-middle income target customer. The continued strong housing sales were a positive factor for the industry and confidence in wage growth by the Company’s customer base was particularly evident in the Company’s largest markets of operations. The Company has continued to provide a consistent and effective message of the Company’s breadth of fashion-able merchandise in its advertising rather than marketing a variety of promotional opportunities. Management continues to believe that the merchandising and advertising of well known brand name products and accessory items selected to appeal to its customer base have improved sales for all of the Company’s merchandise.

     Gross profit as a percent of net sales was 47.5% for 2000, a slight improvement over 1999. The Company’s margins were negatively affected by the increased level of sales of higher price-point goods which are typically at lower margins. This was offset by the introduction of the Company’s private-label products and other higher margin items. The industry experienced pricing pressure from heavy promotional activity, particularly in the second half of the year as sales slowed and several large retailers attempted to maintain financial viability. The LIFO charge was 0.13% of net sales in 2000 and 0.03% in 1999, consistent with the price increases on certain products but still reflective of low levels of inflation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

     Credit service charges decreased again in 2000 to 1.9% as a percent of net sales, down from 2.4% in 1999. The amount financed under the Company’s credit programs as a percent of net sales was 46% in both 2000 and 1999 as customers continued their increased usage of third party credit cards and cash. The financing promotion of 12 months, no interest (12 equal payments) also continued its popularity. This promotion generates very minor credit service charge revenues, but helps reduce the Company’s interest expense and bad debts due to the faster pay out relative to other credit programs offered.

     The provision for doubtful accounts as a percent of net sales was 0.5% in 2000, down from a pro forma 0.7% in 1999 as there continued to be improvement in the Company’s receivables portfolio and moderation in the rate of bankruptcy filings by its customers.

     Selling, general and administrative expenses as a percent of net sales were 40.7% in 2000, a 0.4% increase from the pro forma 1999 level. In the fourth quarter, the Company had difficulty in maintaining the efficiencies it generated during the first three quarters of 2000. The slow-down in sales in the fourth quarter of 2000 kept the Company from achieving its normal leverage of fixed costs and higher store opening expenses were incurred.

     Interest expense in 2000 was relatively unchanged at 1.7% of net sales from pro forma 1.8% in 1999. Average borrowings increased 4.6% and the effective interest rate increased slightly to 7.2%.

     The Company manages its exposure to changes in short-term interest rates by entering into interest rate swap agreements. The counterparties to these contracts are high credit quality commercial banks. Consequently, credit risk, which is inherent in all swaps, has been minimized to a large extent. Interest expense is adjusted for the differential to be paid or received as interest rates change. The effect of such adjustments on interest expense has not been significant. The level of floating-rate debt not fixed by swap agreements increased during the year and was approximately 50% of total debt at the end of 2000, which is the Company’s long term target. The Company does not presently believe it has material exposure to potential, near-term losses in future earnings and/or cash flows from reasonably possible near-term changes in market rates.

     For information concerning the provision for income taxes, as well as information regarding differences between effective tax rates and statutory rates, see Note 8 of the Notes to the Consolidated Financial Statements.

1999 Compared to 1998

Net sales for 1999 increased 14.5% to $618.8 million from $540.3 million. This increase was primarily attributable to comparable-store sales that rose 12.1%. Net selling space increased 4.0% in 1999 to approximately 3,419,000 square feet. The Company opened eight stores during 1999, one store in each of three new markets, three additional store locations in existing markets, and two replacement stores. The Company also closed three stores (including a clearance center) which were not replaced. The Company closed two stores in 1998, including a clearance center in its largest market.

     Gross profit as a percent of net sales was 47.4% for 1999, an improvement of 25 basis points from 1998. This gross profit level is more representative of the Company’s historical percentage. The two prior years’percentages had been depressed slightly as the Company liquidated inventory upon the move of a large distribution facility and closure of several clearance centers. Additionally, the industry experienced pricing pressure from heavy promotional activity as several large retailers attempted to maintain financial viability. The LIFO charge was 0.03% of net sales in 1999 and 0.05% in 1998, consistent with low levels of inflation.

     Credit service charges as a percent of net sales decreased to 2.4% in 1999, down from 3.1% in 1998. The amount financed under the Company’s credit programs as a percent of net sales declined in 1999 to 46% from 49% in 1998 as customers increased their usage of third party credit cards and cash. Also, usage of the 12 months, no interest (12 equal payments) promotion increased by one-third.

     The provision for doubtful accounts as a percent of net sales was 0.7% in 1999, down from 1.2% in 1998 as there continued to be improve-ment in the Company’s receivables portfolio and moderation in the rate of bankruptcy filings by its customers.

     Selling, general and administrative expenses as a percent of net sales were 40.5% in 1999, a 1.2% reduction from the 1998 and 1997 levels. Efficiencies were gained as the Company’s increase in comparable-store sales created leverage in its occupancy and administrative expenses and improvements were made in managing its advertising costs.

     Interest expense in 1999 declined 13.5% in dollars to 1.8% of net sales from 2.4% in 1998. Average borrowings decreased 11.9% and the effective interest rate decreased ten basis points to 7.1%.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Sources of Capital

     The Company has historically used internally generated funds, bank borrowings and private placements of debt with institutions to finance its operations and growth. Net cash provided by operating activities was $16.7 million in 2000.

     Investing activities used $31.0 million of cash in 2000. Capital expenditures during 2000 of $36.1 million included the construction of two stores, the purchase and remodeling of one store and improvements to two new leased store locations that were opened during the year. Expenditures were also made for two stores undergoing major remodelings, for various information systems equipment and software, for leasehold improvements and furnishings for the Company’s relocated corporate office and for real estate projects that will be completed in 2001 and 2002.

     Financing activities provided $15.8 million of cash during 2000. The Company increased its borrowings under its revolving credit facilities by $42.5 million. The Company made $13.0 million in debt repayments and used $11.6 million to repurchase 1,133,000 shares of its stock. At December 31, 2000, there were approximately 2,201,000 shares remaining under the Board of Directors’authorization for stock repurchases.

     The Company has two five-year revolving credit facilities totaling $105 million. These facilities, which expire in 2003, were syndicated with five commercial banks and provide a multi-year commitment for the Company’s capital requirements. The Company also has an uncommitted line-of-credit agreement with a bank to borrow up to $10 million, of which $7.7 million was unused at December 31, 2000. Borrowings under the revolving credit facilities were $94.0 million ($11.0 million unused), of which $92.7 million was classified as long-term debt because the Company expects that at least such amount will remain outstanding under these facilities for an uninterrupted period through 2001. Borrowings under all of these agreements are unsecured and accrue interest at competitive money-market rates.

     In addition to cash flows from operations, the Company uses bank lines of credit on an interim basis to finance capital expenditures and share repurchases and to repay long-term debt. Longer term transactions such as private placements of senior notes and sale/leasebacks are used periodically to reduce short-term borrowings and manage interest rate risk. The Company pursues a diversified approach to its financing requirements and balances its overall capital structure with fixed-rate and capped-rate debt as determined by the interest rate environment (approximately 50% of total debt was interest rate protected at December 31, 2000). The Company’s average effective interest rate on all borrowings (excluding capital leases) was 6.8% at December 31, 2000.

     Capital expenditures in 2001 are presently expected to include the construction of a new store in an existing market, the purchase and remodeling of one replacement store, improvements to a leased replace-ment store, the remodeling and expansion of a store location, purchase of land for the expansion of regional warehouse distribution facilities as well as the purchase of various information systems equipment and software. The preliminary estimate of capital expenditures in 2001 is approximately $29 million. Funds available from operations, bank lines of credit and other possible financing transactions such as asset securitizations are expected to be adequate to finance the Company’s planned 2001 expenditures.

Seasonality

Although the Company does not consider its business to be seasonal, sales are somewhat higher in the second half of the year.

Impact of Recently Issued Accounting Standards

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (SFAS 133) as amended in June 2000 by Statement of Financial Accounting Standards No. 138 (SFAS 138). The Company will adopt the new requirements effective January 1, 2001. The Statements will require the Company to recognize its deriva-tives on the balance sheet at fair value and to establish criteria for designation and effectiveness of hedging relationships. The Company has determined that the adoption of SFAS 133 and 138 will not have a material impact on the Company’s earnings and financial position.

Quantitative and Qualitative Disclosure of Market Risk

During the second quarter, the Company terminated four interest rate swap agreements, entered into a new agreement, and one agreement matured. During the fourth quarter, an additional agreement matured. At December 31, 2000, the Company had one outstanding agreement, having a notional amount of $30,000,000 at a rate of 5.57% maturing in 2003. Under the agreement, the Company makes payments at the fixed rate and receives payments at variable rates which are based on LIBOR, adjusted quarterly.

Selected 5-Year Financial Data

(In thousands, except per share data)	2000	1999	1998	1997	1996
Net sales	$ 680,917	$618,796	$540,298	$490,007	$456,860
Cost of goods sold	357,498	325,792	285,749	259,203	239,976
Income before income taxes and cumulative
effect of accounting change	43,861	42,870	26,295	20,787	19,132
Income taxes	16,010	15,470	9,460	7,400	6,885
Income before cumulative effect of
accounting change	27,851	27,400	16,835	13,387	12,247
Cumulative effect of accounting change, net
of $1,929 tax benefit (1)	(3,356)	—	—	—	—
Net income	24,495	27,400	16,835	13,387	12,247

Earnings per common share	$ 1.18	$ 1.23	$ 0.73	$ 0.57	$ 0.52
Diluted earnings per common share	1.15	1.19	0.72	0.57	0.52

Pro forma amounts assuming that the change in revenue
recognition had occurred prior to January 1, 1996:
Net sales	$ 680,917	$618,526	$537,268	$488,774	*
Net income	27,851	27,524	16,429	13,119	*
Earnings per common share	1.34	1.24	0.72	0.56	*
Diluted earnings per common share	1.31	1.20	0.70	0.56	*

Cash dividends:
Amount	$ 4,149	$ 4,179	$ 3,745	$ 3,675	$ 3,508
Per share:
Common Stock	0.2025	0.190	0.165	0.160	0.153
Class A Common stock	0.1925	0.180	0.155	0.150	0.143

Accounts receivable, net	$ 175,716	$179,090	$186,172	$202,763	$200,909
Credit service charges	12,658	14,925	16,960	16,111	13,390
Provision for doubtful accounts	3,396	4,125	6,456	7,648	4,416

Inventories	$ 109,068	$ 84,447	$ 82,084	$ 80,713	$ 77,385

Capital expenditures	$ 36,105	$ 30,768	$ 11,144	$ 14,528	$ 16,463
Depreciation/amortization expense	15,738	14,844	14,272	13,792	12,644
Property and equipment, net	144,525	126,997	111,333	114,618	114,350

Total assets	$ 448,163	$404,648	$392,901	$406,514	$399,875

Long-term debt	$ 181,498	$146,778	$171,489	$120,434	$128,340
Total debt	185,098	155,578	177,889	202,934	208,840
Interest expense	11,707	11,402	13,183	14,330	14,463
Stockholders’ equity	179,375	168,793	158,058	159,554	150,916

Book value per share	$ 8.64	$ 7.81	$ 7.08	$ 6.82	$ 6.42

(1) Effective January 1, 2000, the Company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.”

*Amounts not available.

Consolidated Balance Sheets

	December 31
(In thousands, except per share data)	2000	1999

ASSETS
Current assets
Cash and cash equivalents	$ 3,256	$ 1,762
Accounts receivable (Note 2)	175,716	179,090
Inventories (Note 3)	109,068	84,447
Deferred income taxes (Note 8)	587	—
Other current assets	7,365	6,379

Total current assets	295,992	271,678

Property and equipment (Notes 4 and 7)	144,525	126,997
Deferred income taxes (Note 8)	5,430	3,137
Other assets	2,216	2,836

	$448,163	$404,648

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Notes payable to banks (Note 5)	$ 3,600	$ 8,800
Accounts payable and accrued expenses (Note 6)	80,791	76,191
Deferred income taxes (Note 8)	—	1,352
Current portion of long-term debt and capital lease
obligations (Notes 7 and 12)	11,129	12,091

Total current liabilities	95,520	98,434

Long-term debt and capital lease obligations, less current
portion (Notes 7 and 12)	170,369	134,687
Other liabilities	2,899	2,734

Total liabilities	268,788	235,855

Commitments (Note 12) Stockholders’ equity (Notes 9 and 11) Preferred Stock, par value $1 per share,

Authorized - 1,000 shares; Issued: None
Common Stock, Authorized - 50,000 shares; Issued: 2000 - 21,958 shares;
1999 - 21,639 shares (including shares in treasury: 2000 and
1999 - 5,939 and 4,810, respectively)	21,958	21,639
Convertible Class A Common Stock, Authorized - 15,000 shares;
Issued: 2000 - 5,276 shares; 1999 - 5,303 shares (including
shares in treasury: 2000 and 1999 - 522)	5,276	5,303
Additional paid-in capital	33,594	32,004
Retained earnings	176,774	156,428

	237,602	215,374
Less cost of Common Stock and Convertible
Class A Common Stock in treasury	58,227	46,581

Total stockholders’ equity	179,375	168,793

	$448,163	$404,648

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

	Year Ended December 31
(In thousands, except per share data)	2000	1999	1998

Net sales	$ 680,917	$ 618,796	$540,298
Cost of goods sold	357,498	325,792	285,749

Gross profit	323,419	293,004	254,549
Credit service charges	12,658	14,925	16,960

Gross profit and other revenue	336,077	307,929	271,509
Expenses:
Selling, general and administrative	277,357	249,796	224,951
Interest	11,707	11,402	13,183
Provision for doubtful accounts	3,396	4,125	6,456
Other (income) expense, net	(244)	(264)	624

Total expenses	292,216	265,059	245,214

Income before income taxes and cumulative effect of
a change in accounting principle	43,861	42,870	26,295
Income taxes (Note 8)	16,010	15,470	9,460

Income before cumulative effect of a change in accounting principle	27,851	27,400	16,835
Cumulative effect on prior years (to December 31, 1999) of
changing to a different revenue recognition method (Note 1)	(3,356)	—	—

Net income	$ 24,495	$ 27,400	$ 16,835

Weighted average common shares - basic	20,795	22,224	22,912
Weighted average diluted common shares	21,203	22,982	23,404
Basic earnings per share:
Income before cumulative effect of a change in accounting principle	$ 1.34	$ 1.23	$ 0.73
Cumulative effect on prior years (to December 31, 1999)
of changing to a different revenue recognition method	(0.16)	—	—

Net income	$ 1.18	$ 1.23	$ 0.73

Diluted earnings per share:	$ 1.31	$ 1.19	$ 0.72
Income before cumulative effect of a change in accounting principle
Cumulative effect on prior years (to December 31, 1999)
of changing to a different revenue recognition method	(0.16)	—	—

Net income	$ 1.15	$ 1.19	$ 0.72
Pro forma amounts assuming that the change in revenue recognition had occurred prior to January 1, 1998:
Net income	$ 27,851	$ 27,524	$ 16,429
Net income per common share:
Basic	$ 1.34	$ 1.24	$ 0.72
Diluted	$ 1.31	$ 1.20	$ 0.70

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders’ Equity

	Common	Class A	Additional
	Stock	Common Stock	Paid-in	Retained	Treasury
(In thousands, except per share data)	($1 Par Value)	($1 Par Value)	Capital	Earnings	Stock	Total

BALANCE AT DECEMBER 31, 1997	$19,208	$ 6,192	$22,663	$ 120,117	$(8,626)	$ 159,554
Net income	—	—	—	16,835	—	16,835
Cash dividends on common stock:
Amount	—	—	—	(3,745)	—	(3,745)
Per share:
Common - $0.165
Class A Common - $0.155
Conversion of Class A Common Stock	582	(582)	—	—	—	—
Stock option transactions, net	996	(66)	4,510	—	—	5,440
Treasury stock transactions, net	—	—	—	—	(20,026)	(20,026)

BALANCE AT DECEMBER 31, 1998	20,786	5,544	27,173	133,207	(28,652)	158,058
Net income	—	—	—	27,400	—	27,400
Cash dividends on common stock:
Amount	—	—	—	(4,179)	—	(4,179)
Per share:
Common - $0.19
Class A Common - $0.18
Conversion of Class A Common Stock	241	(241)	—	—	—	—
Stock option transactions, net	612	—	4,831	—	—	5,443
Treasury stock transactions, net	—	—	—	—	(17,929)	(17,929)

BALANCE AT DECEMBER 31, 1999	21,639	5,303	32,004	156,428	(46,581)	168,793
Net income	—	—	—	24,495	—	24,495
Cash dividends on common stock:
Amount	—	—	—	(4,149)	—	(4,149)
Per share:
Common - $0.2025
Class A Common - $0.1925
Conversion of Class A Common Stock	27	(27)	—	—	—	—
Stock option transactions, net	292	—	1,590	—	—	1,882
Treasury stock transactions, net	—	—	—	—	(11,646)	(11,646)

BALANCE AT DECEMBER 31, 2000	$21,958	$ 5,276	$33,594	$ 176,774	$(58,227)	$ 179,375

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year ended December 31
(In thousands)	2000	1999	1998

OPERATING ACTIVITIES
Net income	$ 24,495	$ 27,400	$ 16,835
Adjustments to reconcile net income to net cash provided by
operating activities:
Cumulative effect of a change in accounting principle	3,356	—	—
Depreciation and amortization	15,738	14,844	14,272
Provision for doubtful accounts	3,396	4,125	6,456
Deferred income taxes	(2,303)	(2,377)	228
(Gain) loss on sale of property and equipment	(1,671)	37	(57)

Subtotal	43,011	44,029	37,734
Changes in operating assets and liabilities:
Accounts receivable	(10,661)	2,957	10,135
Inventories	(14,048)	(2,363)	(1,371)
Other current assets	(986)	1,668	(2,284)
Accounts payable and accrued expenses	(619)	23,691	11,202

NET CASH PROVIDED BY OPERATING ACTIVITIES	16,697	69,982	55,416

INVESTING ACTIVITIES
Purchases of property and equipment	(36,105)	(30,768)	(11,144)
Proceeds from sale of property and equipment	4,510	223	214
Other investing activities	620	(709)	140

NET CASH USED IN INVESTING ACTIVITIES	(30,975)	(31,254)	(10,790)

FINANCING ACTIVITIES
Net increase (decrease) in revolving credit agreement	42,500	2,400	(76,100)
Proceeds from issuance of long-term debt	—	—	60,000
Payments on long-term debt and capital lease obligations	(12,980)	(24,711)	(8,945)
Treasury stock acquired	(11,646)	(17,967)	(20,056)
Exercise of stock options	1,882	5,443	5,440
Dividends paid	(4,149)	(4,179)	(3,745)
Other financing activities	165	174	264

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	15,772	(38,840)	(43,142)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,494	(112)	1,484
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,762	1,874	390

CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 3,256	$ 1,762	$ 1,874

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 — Summary of Significant Accounting

Organization:

The Company is a full-service home furnishings retailer with 106 show-rooms in 14 states. The Company sells a broad line of furniture in the middle to upper-middle price ranges selected to appeal to its predominant target market. As an added convenience to its customers, the Company offers financing through a revolving charge credit plan.

Basis of Presentation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Stockholders’equity, share and per share amounts for all periods presented have been adjusted for a two-for-one stock split effected in the form of a stock dividend on August 25, 1999.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition:

Effective January 1, 2000 the Company recognizes revenue from merchan- dise sales and related service fees upon delivery to the customer.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”. This bulletin provides guidance on revenue recognition matters and, in accordance therewith, the Company changed its method of recognizing sales effective January 1, 2000. Previously, the Company recognized revenue for sales of merchandise when certain criteria were met (the “billed method”), such as receipt of full payment, credit approval for charge sales and merchandise in stock. These conditions were typically met at the point of sale. It is impractical to determine income utilizing the billed method for 2000 since the Company changed its method of revenue recognition on January 1, 2000. Revenues recognized in the first quarter of 2000 that were included in undelivered sales at December 31, 1999, aggregated approximately $19,000,000. The cumulative effect of the accounting change decreased net income by $3,356,000 (net of an income tax benefit of $1,929,000) which is included in net income for the year ended December 31, 2000. The balance sheet as of January 1, 2000, was also adjusted to reflect the change as follows: inventory increased $10,573,000, accounts receivable decreased $10,639,000, customer deposits increased $8,705,000, accrued commissions and delivery costs decreased $2,086,000, the reserve for cancellations decreased $1,400,000 and net deferred tax assets increased $1,929,000.

     The Company typically offers its customers an opportunity for Havertys to deliver their purchases. Delivery fees of $8,821,000, $7,802,000 and $6,537,000 were received in 2000, 1999 and 1998, respectively and are included in net sales. The costs associated with these deliveries are included in selling, general and administrative expenses and were $20,062,000, $16,482,000 and $13,972,000 in 2000, 1999 and 1998, respectively.

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

Estimated useful lives for financial reporting purposes are as follows:

Buildings	25-33 years
Improvements	5-15 years
Equipment	3-15 years
Capital leases	20-25 years

Cash Equivalents:

The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates fair market value.

Fair Values of Financial Instruments:

The Company’s financial instruments consist of cash, accounts receivable, accounts payable, long-term debt and interest-rate swap agreements. The carrying value of cash, accounts receivable and accounts payable approximates fair market value; the carrying amount of long-term debt approximates fair market value based on current interest rates. The fair value of interest rate swap agreements is based on the estimated amount the Company would pay to terminate the agreements at the reporting date, taking into account current interest rates and the credit worthiness of the swap counterparties.

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

Notes to Consolidated Financial Statements

The fair values of the swap agreements of approximately $83,000 are not recognized in the consolidated financial statements. As discussed in the caption “Impact of Recently Issued Accounting Standards,” the Company will change its method of accounting for its interest rate swap agree-ments effective January 1, 2001.

Advertising Expense:

The cost of advertising is expensed upon first showing. The Company incurred $40,700,000, $36,700,000 and $35,500,000 in advertising costs during 2000, 1999 and 1998, respectively.

Stock Based Compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and related Interpretations in accounting for its employee stock options and adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation”(FAS 123). The Company grants incentive and non-qualified stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant and, accordingly, recognizes no compensation expense for the stock option grants.

Earnings Per Share:

Earnings per common share are computed based on the weighted average number of common shares outstanding. The dilutive effect of the Company’s stock options is included in diluted earnings per common share and had the effect of increasing the weighted average shares outstanding assuming dilution by 408,000, 758,000 and 492,000 in 2000, 1999 and 1998, respectively.

     Certain options outstanding during each of the following years and their related exercise prices were not included in the computation of diluted earnings per common share because their exercise price was greater than the average market price of the shares and, therefore, the effect would be antidulitive: 2000 –805,678 shares at prices ranging from $11.14 to $13.88 and 1998 –516,800 shares at a price of $10.13.

Note 2 — Accounts Receivable

Impact of Recently Issued Accounting Standards:

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), “Accounting for Derivative Instruments and Hedging Activities,“as amended in June 2000 by Statement of Financial Accounting Standards No. 138 (SFAS 138). The Company will adopt the new requirements effective January 1, 2001. The Statements will require the Company to recognize its derivatives on the balance sheet at fair value and to establish criteria for designation and effectiveness of hedging relationships. The Company has determined that the adoption of SFAS 133 and 138 will not have a material impact on the Company’s earnings and financial position.

Amounts financed under Company credit programs were, as a percent of net sales, approximately 46% in 2000, 46% in 1999 and 49% in 1998. Accounts receivable are shown net of the allowance for doubtful accounts of $6,750,000 and $7,000,000 at December 31, 2000 and 1999, respectively. Accounts receivable terms vary as to payment terms (30 days to four years) and interest rates (0% to 21%) and are generally collateralized by the merchandise sold. Accounts receivable balances have scheduled payment amounts which are historically collected at a rate faster than the scheduled rate. The scheduled approximate collection amounts are due as follows: $128,983,000 in 2001; $35,141,000 in 2002; $16,998,000 in 2003; and $1,344,000 in 2004 for receivables outstanding at December 31, 2000. The total receivables of approximately $182,466,000 are included in current assets in accordance with trade practice.

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

     The Company believes that the carrying value of existing customer receivables is the best estimate of fair value because of their short average maturity and estimated bad debt losses have been reserved. Concentrations of credit risk with respect to customer receivables are limited due to the large number of customers comprising the Company’s account base and their dispersion across fourteen states.

Note 3 — Inventories

Inventories are measured using the last-in, first-out (LIFO) method of inventory valuation because it results in a better matching of costs and revenues. The excess of current cost over such carrying value of inventories was approximately $15,834,000 and $14,970,000 at December 31, 2000 and 1999, respectively. Use of the LIFO valuation method as compared to the FIFO method had the effect of decreasing earnings per common share by $0.03 in 2000 and $0.01 in both 1999 and 1998, assuming the Company’s effective tax rates were applied to changes in income resulting therefrom, and no other changes in income were made.

Notes to Consolidated Financial Statements

Note 4 — Property and Equipment Property and equipment is summarized as follows (in thousands):

	2000	1999

Land	$ 33,396	$ 25,183
Buildings and improvements	133,985	119,801
Equipment	75,800	71,682
Capital leases	5,564	5,564
Construction in progress	1,123	769

	249,868	222,999
Less accumulated depreciation	101,158	92,023
Less accumulated capital
lease amortization	4,185	3,979

Property and equipment, net	$144,525	$126,997

Note 5 — Credit Arrangements

At December 31, 2000, the Company owed $94,000,000 under its $105,000,000 revolving credit facilities with banks, of which $92,700,000 was classified as long-term debt as described in Note 7. The Company also has an uncommitted line-of-credit arrangement with a bank to borrow up to $10,000,000 of which $7,700,000 was unused at December 31, 2000.

     The weighted average stated interest rates for these outstanding borrowings at December 31, 2000 and 1999 were 6.9% and 6.6%, respectively.

Note 6 — Accounts Payable and Accrued Expenses

The components of accounts payable and accrued expenses are as follows (in thousands):

	2000	1999

Accounts payable, trade	$31,240	$36,214
Accrued compensation	9,915	10,638
Customer deposits	11,478	—
Taxes other than income taxes	5,297	7,187
Other	22,861	22,152

	$80,791	$76,191

Note 7 — Long-Term Debt and Capital Lease Obligations

Long-term debt and capital lease obligations are summarized as follows (in thousands):

	2000	1999

Revolving credit notes (a)	$ 92,700	$ 45,000
Unsecured term note (b)	24,000	28,000
7.95% unsecured term note (c)	14,000	15,000
7.44% unsecured term note (d)	15,000	15,000
7.16% unsecured term note (e)	27,857	30,000
10.1% unsecured term note (f)	—	2,500
Secured debt (g)	6,212	9,234
6.3% to 10.5% capital lease
obligations, due through 2016	1,729	2,044

	181,498	146,778
Less portion classified as curr	11,129	12,091

	$170,369	$134,687

(a) The Company has two five-year revolving credit facilities totaling $105,000,000 under which $94,000,000 had been borrowed at December 31, 2000. Borrowings of $92,700,000 have been excluded from current liabilities because the Company expects that at least such amount will remain outstanding under these facilities for an uninterrupted period through 2001. Borrowings under these facilities have either a bid rate option or floating rate of interest of LIBOR plus a varying amount.

(b) The term note is payable in quarterly installments of $1,000,000 plus interest and matures in November 2006. The note has a floating rate of interest of LIBOR plus 0.7%.

(c) The note is payable in semi-annual installments of $500,000, increasing to $2,000,000 commencing in February 2007. The note matures in August 2008 and interest is payable quarterly.

(d) The note is payable in semi-annual installments of $1,250,000 commencing in January 2003 and matures in October 2008. Interest is payable quarterly.

(e) The note is payable in semi-annual installments of $2,143,000 plus interest payable quarterly and matures in April 2007.

(f) The note was payable in semi-annual installments of $2,500,000 plus interest payable quarterly and matured in April 2000.

(g) Secured debt is comprised of various first mortgage notes and first deeds of trust including some with fixed rates of interest ranging from 5.7% to 7.9% and some with floating rates of interest ranging from LIBOR plus 0.5% (note rate of 7.1% at December 31, 2000) to 70% of prime rate due through 2007. The Company may prepay the floating-rate notes at any time without penalty. Property and equipment with a net book value at December 31, 2000 of $18,391,000 is pledged as collateral on secured debt.

Notes to Consolidated Financial Statements

The Company’s debt agreements require, among other things, that the Company: (a) meet certain working capital requirements; (b) limit the type and amount of indebtedness incurred; (c) limit operating lease rentals; and (d) grant certain lenders identical security for any liens placed upon the Company’s assets, other than those liens specifically permitted in the loan agreements. The Company is in compliance with these covenants at December 31, 2000.

     The Company has entered into interest rate swap agreements to reduce the impact of changes in interest rates on a portion of its bank line-of-credit arrangements. At December 31, 2000, the Company had one outstanding interest rate swap agreement, having a notional amount of $30,000,000. The agreement effectively fixes the average interest rate on that portion of the outstanding $105,000,000 floating-rate revolving credit notes at 5.6% through 2003. Under the terms of the agreement, the Company makes payments at the fixed rate and receives payments at variable rates which are based on LIBOR, adjusted quarterly. The Company had net unrealized gains relating to this instrument of $83,000 at December 31, 2000.

     The aggregate maturities of long-term debt and capital lease obligations during the five years subsequent to December 31, 2000 are as follows: 2001 —$11,129,000; 2002 —$11,049,000; 2003 —$12,682,000; 2004 —$12,443,000; and 2005 —$12,385,000.

     Cash payments for interest were $11,528,000, $11,036,000 and $12,933,000 in 2000, 1999 and 1998, respectively.

Note 8 — Income Taxes

Income tax expense (benefit) (allocated to income before cumulative effect of a change in accounting principle) consists of the following (in thousands):

	2000	1999	1998

Current
Federal	$ 19,803	$ 16,665	$8,936
State	1,264	1,182	296

	21,067	17,847	9,232

Deferred
Federal	(4,754)	(2,220)	220
State	(303)	(157)	8

	(5,057)	(2,377)	228

	$ 16,010	$ 15,470	$9,460

The differences between income tax expense in the accompanying consolidated financial statements and the amount computed by applying the statutory Federal income tax rate is as follows (in thousands):

	2000	1999	1998

Statutory rates applied to income before income taxes	$ 15,351	$ 15,005	$9,203
State income taxes, net of Federal tax benefit	822	768	192
Other	(163)	(303)	65

	$ 16,010	$ 15,470	$9,460

Notes to Consolidated Financial Statements

Deferred tax assets and liabilities as of December 31, 2000 and 1999 were as follows (in thousands):

	2000	1999

Deferred tax assets:
Accrued liabilities	$4,508	$3,415
Capitalized leases	403	409
Net property and equipment	2,796	1,921
Operating leases	1,204	571
Alternative minimum tax credits	—	251

TOTAL DEFERRED TAX ASSETS	8,911	6,567

Deferred tax liabilities:
Accounts receivable related	989	3,031
Inventory related	1,435	1,199
Other	470	552

TOTAL DEFERRED TAX LIABILITIES	2,894	4,782

NET DEFERRED TAX ASSETS	$6,017	$1,785

Deferred tax assets related to net property and equipment include a liability of $825,000 arising from the acquisition of real estate in 2000.

     The Company made income tax payments of $24,028,000, $13,879,000 and $8,033,000 in 2000, 1999 and 1998, respectively. The Company also received income tax refunds of $2,733,000 in 2000.

Note 9 — Stockholders’ Equity

Common Stock has a preferential dividend rate of at least 105% of the dividend paid on Class A Common Stock. Class A Common Stock has greater voting rights which include: voting as a separate class for the election of 75% of the total number of directors of the Company and on all other matters subject to shareholder vote, each share of Class A Common Stock has ten votes and votes with the Common Stock as a single class. Class A Common Stock is convertible at the holder’s option at any time into Common Stock on a 1-for-1 basis; Common Stock is not convertible into Class A Common Stock. There is no present plan for issuance of Preferred Stock.

Note 10 — Benefit Plans

The Company has a defined benefit pension plan covering substantially all employees. The benefits are based on years of service and the employee’s final average compensation. The Company’s funding policy is to contribute annually an amount which is within the range of the minimum required contribution and the maximum amount that can be deducted for Federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The following table sets forth the plan’s funded status and amounts recognized in the Company’s consolidated balance sheets at December 31 (in thousands):

	2000	1999

Change in benefit obligation:
Benefit obligation at
beginning of year	$ 34,694	$ 38,823
Service cost	2,214	2,442
Interest cost	2,770	2,555
Actuarial losses (gains)	2,317	(7,390)
Benefits paid	(1,865)	(1,736)

Benefit obligation at end of year	40,130	34,694

Change in plan assets:
Fair value of plan assets at
beginning of year	41,204	38,841
Actual return on plan assets	(1,671)	3,953
Company contributions	—	146
Benefits paid	(1,865)	(1,736)

Fair value of plan assets at
end of year	37,668	41,204

Funded status of the
Plan (under funded):	(2,462)	6,510
Unrecognized actuarial gain	(1,720)	(9,515)
Unrecognized prior service cost	467	598
Unrecognized net asset	—	(139)

Accrued pension expense
included in the consolidated
balance sheet	$(3,715)	$(2,546)

Notes to Consolidated Financial Statements

Net pension cost included the following components (in thousands):

	2000	1999	1998

Service cost-benefits earned during the period	$ 2,214	$ 2,442	$ 1,985
Interest cost on projected benefit obligations	2,770	2,555	2,361
Expected return on plan assets	(3,432)	(3,242)	(2,799)
Amortization of prior service cost	131	131	131
Amortization of transition asset	(139)	(202)	(202)
Amortization of actuarial (gain) loss	(375)	—	—

Net pension cost	$ 1,169	$ 1,684	$ 1,476

The weighted-average discount rates used in determining the actuarial present value of benefit obligations were 7.75%, 8.00% and 6.75% at December 31, 2000, 1999 and 1998, respectively. The annual rate of increase for future compensation was 6.0% for 2000, 1999 and 1998. The expected long-term rate of return on plan assets was 8.5% for 2000, 1999 and 1998.

     The plan’s assets consist primarily of U.S. Government securities and listed stocks and bonds. Included in the plan assets at December 31, 2000, were 68,000 shares of the Company’s Common Stock and 287,000 shares of the Company’s Class A Common Stock with an aggregate fair value of $3,416,000. The plan received $69,000 for dividends on Company shares in 2000.

     The Company has a non-qualified, non-contributory supplemental executive retirement plan (SERP) which covers six retired executive officers. The Plan provides annual supplemental retirement benefits to the executives amounting to 55% of final average earnings less benefits payable from the Company’s defined benefit pension plan and Social Security benefits. The Company also has a non-qualified, non-contributory SERP for employees whose retirement benefits are reduced due to their annual compensation levels. The total amount of annual retirement benefits that may be paid to an eligible participant in the Plan from all sources (Retirement Plan, Social Security and the SERP) may not exceed $125,000. Under the plans, which are not funded, the Company pays benefits directly to covered participants beginning at their retirement. At December 31, 2000, the projected benefit obligation for these plans totaled $2,685,000 of which $1,970,000 is included in the accompanying consolidated balance sheet. Pension expense recorded under the SERPs amounted to approximately $336,000, $347,000 and $431,000 for 2000, 1999 and 1998, respectively.

     The Company has an employee savings/retirement (401k) plan to which substantially all employees may contribute. The Company matches employee contributions to the extent of 50% of the first 2% of earnings and 25% of the next 4% contributed by participants. The Company expensed approximately $1,185,000 in 2000, $1,032,000 in 1999 and $927,000 in 1998 in matching employer contributions under this plan.

     The Company offers no post-retirement benefits other than pensions and no significant post-employment benefits.

Note 11 — Stock Option Plans

The Employee Benefits and Stock Option Committee of the Board of Directors serves as Administrator for the Company’s stock option plans. Options are granted by the Committee under stock plans to officers and non-officer employees. In accordance with certain provisions, options granted to non-employee directors of the Company are automatic annual grants on a pre-determined date to purchase a specific number of shares at the fair market value of the shares on such date. As of December 31, 2000, the maximum number of options which may be granted under the stock option plans was 223,300.

Notes to Consolidated Financial Statements

The table below summarizes options activity for the past three years under the Company’s stock option plans.

	Option Shares	Weighted Average Price

Outstanding at December 31, 1997	2,793,650	$ 6.33
Granted	552,800	10.10
Exercised	(1,168,204)	6.29
Canceled or expired	(23,900)	7.52

Outstanding at December 31, 1998	2,154,346	7.31
Granted	631,100	13.88
Exercised	(407,400)	6.41
Canceled or expired	(5,600)	10.13

Outstanding at December 31, 1999	2,372,446	9.20
Granted	196,000	11.45
Exercised	(279,846)	6.25
Canceled or expired	(30,600)	10.63

Outstanding at December 31, 2000	2,258,000	$ 9.71

Exercisable at December 31, 2000	1,698,120	$ 8.90

Exercisable at December 31, 1999	1,335,462	$ 7.56

Exercisable at December 31, 1998	1,113,480	$ 6.30

All of the options outstanding at December 31, 2000 were for Common Stock. Exercise prices for options outstanding as of December 31, 2000 ranged from $5.38 to $13.88. As of December 31, 2000, there were 974,900 options outstanding with exercise prices ranging from $5.38 to $9.81 with a weighted-average exercise price of $6.55 and weighted-average remaining contractual life of 3 years. Exercisable options in this exercise range as of December 31, 2000, totaled 918,900 with a weighted-average exercise price of $6.49. As of December 31, 2000, there were 1,283,100 options outstanding with exercise prices ranging from $10.13 to $13.88 with a weighted-average exercise price of $12.12 and weighted-average remaining contractual life of 9 years. Exercisable options in this exercise range as of December 31, 2000, totaled 779,220 with a weighted-average exercise price of $11.73. Options granted prior to 1997 generally vest on the grant date; the remaining options vest over periods from within one year of grant date increasing to four years as the number of options granted to an individual increases.

     In addition, the Company had shares available for future purchases under the Employee Stock Purchase Plan at December 31, 2000. This Plan promotes broad-based employee ownership and provides employees a convenient way to acquire Company stock. The Plan is a qualified plan under Section 423 of the Internal Revenue Code and meets the requirements of APB 25 as a non-compensatory plan. The Plan enables the Company to grant options to purchase up to 1,500,000 shares of Common Stock, of which 1,334,693 shares have been exercised from inception of the Plan in 1992, at a price equal to the lesser of (a) 85% of the stock’s fair market value at the date of grant, or (b) 85% of the stock’s fair market value at the exercise date.

     Shares purchased may not exceed 10% of the employee’s annual compensation, as defined, or $25,000 of Common Stock at its fair market value (determined at the time such option is granted) for any one calendar year. Employees pay for the shares ratably over a period of six months (the purchase period) through payroll deductions, and cannot exercise their option to purchase any of the shares until the conclusion of the purchase period. In the event an employee elects not to exercise such options, the full amount withheld is refundable. During 2000, options for 103,846 shares were exercised at an average price of $9.03 per share. At December 31, 2000, options for 75,000 shares were outstanding at an option price of $9.30 per share.

     The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company’s employee stock options equals the market price of the under-lying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income and earnings per share is required by FAS 123 and has been determined as if the Company had accounted for its employee stock options granted under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2000, 1999 and 1998, respectively: risk-free interest rate of 6.2%, 6.5% and 7.4%; dividend yield of 1.5%, 1.3%, and 2.0%; volatility factors of the expected market price of the Company’s Common Stock of 38.7%, 35.9% and 34.6%, and a weighted-average expected life of the options of 6 years, except for those granted under the Employee Stock Purchase Plan which is 6 months. The weighted-average fair value of options granted under the Company’s stock option plan was $4.73, $5.66 and $3.85 for the years 2000, 1999 and 1998, respectively. The weighted-average fair value of options granted under the Employee Stock Purchase Plan was $2.21, $2.82 and $1.86 for the years 2000, 1999 and 1998, respectively.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Notes to Consolidated Financial Statements

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information follows:

	2000	1999	1998

Net income
As reported	$ 24,495	$ 27,400	$ 16,835
Pro forma	22,726	25,530	15,762

Earnings per common share
As reported	1.18	1.23	0.73
Pro forma	1.09	1.15	0.69

Note 12 — Commitments

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

     At December 31, 2000, aggregate future minimum payments under capital leases and non-cancelable operating leases, including guaranteed residual values of $25,000,000, with initial or remaining terms in excess of one year consisted of the following (in thousands):

	Capital Leases	Operating Leases

2001	$ 353	$17,394
2002	288	16,849
2003	198	15,778
2004	144	14,552
2005	191	13,161
Subsequent to 2005	1,698	66,562
Less total minimum
sublease rentals		(4,635)

Net minimum lease
payments		$ 139,661

Total minimum
lease amounts	2,872
Amounts representing
interest	(1,143)

Present value of future
minimum lease payments	$ 1,729

Net rental expense applicable to operating leases consisted of the following (in thousands):

	2000	1999	1998

Property
Minimum	$ 18,392	$ 16,401	$ 15,786
Additional rentals
based on sales	1,202	1,170	995

Sublease income	(2,337)	(2,334)	(1,626)

	17,257	15,237	15,155
Equipment	4,859	4,200	3,878

	$ 22,116	$ 19,437	$ 19,033

Notes to Consolidated Financial Statements

Note 13 — Selected Quarterly Financial Data (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2000 and 1999 (in thousands, except per share data):

	2000 Quarter Ended
	March 31	June 30	September 30	December 31

Net sales	$ 163,741	$ 164,413	$ 177,345	$ 175,418
Gross profit	78,628	77,470	83,685	83,636
Credit service charges	3,370	3,194	3,105	2,989
Income before cumulative effect of a change
in accounting principle	6,509	5,783	7,376	8,183
Cumulative effect of accounting change to a
different revenue recognition method, net of tax	(3,356)	—	—	—
Net income	3,153	5,783	7,376	8,183
Per common share:
Income before cumulative effect of a change
in accounting principle:
Basic	0.31	0.28	0.36	0.39
Diluted	0.30	0.28	0.35	0.39
Net income:
Basic	0.16	0.28	0.36	0.39
Diluted	0.15	0.28	0.35	0.39

Pro forma amounts assuming the accounting change in
revenue recognition had occurred prior to January 1, 1998:
Net income	6,509	5,783	7,376	8,183
Net income per common share:
Basic	0.31	0.28	0.36	0.39
Diluted	0.30	0.28	0.35	0.39

	1999 Quarter Ended
	March 31	June 30	September 30	December 31

Net sales	$149,781	$142,239	$157,875	$168,901
Gross profit	70,808	67,002	75,106	80,088
Credit service charges	3,980	3,834	3,643	3,468
Net income	6,290	4,970	7,192	8,948
Basic earnings per share	0.28	0.22	0.32	0.41
Diluted earnings per share	0.27	0.21	0.31	0.40

Pro forma amounts assuming the accounting change in
revenue recognition had occurred prior to January 1, 1998:
Net income	5,435	4,934	6,885	10,270
Net income per common share:
Basic	0.24	0.22	0.31	0.47
Diluted	0.24	0.21	0.30	0.45

Because of the method used in calculating per share data, the quarterly per share data will not necessarily add to the per share data as computed for the year.

Report of Independent Auditors

Board of Directors
Haverty Furniture Companies, Inc.

We have audited the accompanying consolidated balance sheets of Haverty Furniture Companies, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders’equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Haverty Furniture Companies, Inc. and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in con-formity with accounting principles generally accepted in the United States.

     As discussed in Note 1 to the consolidated financial statements, in 2000 the Company changed its method of revenue recognition for merchandise sales.

Atlanta, Georgia
February 2, 2001

Stockholder Information

Market Prices and Dividend Information

The Company’s two classes of common stock trade on The New York Stock Exchange. The trading symbol for the Common Stock is HVT and for Class A Common Stock is HVT.A. The table below sets forth the high and low sales prices per share as reported on the NYSE and the dividends paid for the last two years:

	2000
	Common Stock			Class A Common Stock

Quarter Ended	High	Low	Dividend Declared	High	Low	Dividend Declared

Mar. 31	$12 13/16	$9 5/16	$0.0500	$12 11/16	$9 3/4	$0.0475
June 30	13 3/8	8 3/16	0.0500	13 3/16	10	0.0475
Sept.30	12 13/16	8 7/16	0.0500	12	11 1/4	0.0475
Dec. 31	11 7/8	9 7/16	0.0525	11 7/16	9 9/16	0.0500

	1999
	Common Stock			Class A Common Stock

Quarter Ended	High	Low	Dividend Declared	High	Low	Dividend Declared

Mar. 31	$12 3/4	$9 1/8	$0.0425	$12 1/2	$8 1/2	$0.0400
June 30	17 13/16	11 13/16	0.0475	17	11 3/4	0.0450
Sept.30	19 15/16	13 7/8	0.0500	18 1/2	14 3/4	0.0475
Dec. 31	16 1/8	11 1/2	0.0500	16	12 11/16	0.0475

Based on the number of individual participants represented by security position listings, there are approximately 3,400 holders of the Common Stock and 200 holders of the Class A Common Stock.