Form 10-K405, Exhibit 13
period 2001-12-31
HAVERTY FURNITURE COMPANIES INC
filed 2002-03-29
CIK 216085

Exhibit 13.1

2001 Annual Report	17

Selected 5-Year Financial Data

(In thousands, except per share data)	2001	2000	1999	1998	1997

Net sales	$678,112	$680,917	$618,796	$540,298	$490,007
Gross profit	323,624	323,419	293,004	254,549	230,804
Income before income taxes and cumulative effect of accounting change	36,340	43,861	42,870	26,295	20,787
Income taxes	13,630	16,010	15,470	9,460	7,400
Income before cumulative effect of accounting change	22,710	27,851	27,400	16,835	13,387
Cumulative effect of accounting change, net of $1,929 tax benefit(a)	—	(3,356)	—	—	—
Net income	22,710	24,495	27,400	16,835	13,387

Earnings per common share	$1.08	$1.18	$1.23	$0.73	$0.57
Diluted earnings per common share	$1.06	$1.15	$1.19	$0.72	$0.57

Pro forma amounts assuming that the change in revenue recognition had occurred prior to January 1, 1997:
Net sales	n/a	$680,917	$618,526	$537,268	$488,774
Net income	n/a	27,851	27,524	16,429	13,119
Earnings per common share	n/a	1.34	1.24	0.72	0.56
Diluted earnings per common share	n/a	1.31	1.20	0.70	0.56

Cash dividends:
Amount	$4,365	$4,149	$4,179	$3,745	$3,675
Per share:
Common Stock	0.2100	0.2025	0.1900	0.1650	0.1600
Class A Common Stock	0.2000	0.1925	0.1800	0.1550	0.1500

Accounts receivable, net	$185,785	$175,716	$179,090	$186,172	$202,763
Credit service charges	11,066	12,658	14,925	16,960	16,111
Provision for doubtful accounts	4,061	3,396	4,125	6,456	7,648

Inventories	$103,662	$109,068	$84,447	$82,084	$80,713
Capital expenditures	19,034	36,105	30,768	11,144	14,528
Depreciation/amortization expense	16,239	15,738	14,844	14,272	13,792
Property and equipment, net	146,399	144,525	126,997	111,333	114,618

Total assets	$460,905	$448,163	$404,648	$392,901	$406,514

Long-term debt, including current portion	$142,969	$181,498	$146,778	$171,489	$120,434
Total debt	167,969	185,098	155,578	177,889	202,934
Interest expense	10,581	11,707	11,402	13,183	14,330
Accounts receivable, net to debt	110.6%	94.9%	115.1%	104.7%	99.9%
Debt to equity	83.4%	103.2%	92.2%	112.5%	127.2%

Stockholders’ equity	$201,398	$179,375	$168,793	$158,058	$159,554
Book value per share	9.45	8.64	7.81	7.08	6.82

Retail sq. ft. (in thousands)	3,521	3,557	3,419	3,295	3,167
Number of retail locations	103	106	103	100	97
Employees	3,720	3,869	3,636	3,286	3,112

(a)	—	Effective January 1, 2001, the Company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.”

18	Haverty Furniture Companies, Inc.

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

Financial Highlights

The following table sets forth for the periods indicated certain items from the Company’s consolidated statements of income as a percentage of net sales:

	2001	2000	1999

Net sales	100.0%	100.0%	100.0%
Gross profit	47.7	47.5	47.4
Credit service charges	1.6	1.9	2.4
Selling, general and administrative	41.9	40.7	40.4
Provision for doubtful accounts	0.6	0.5	0.7
Income before income taxes	5.4	6.4	6.9
Net income	3.3	4.1	4.4
Effective tax rate	37.5%	36.5%	36.1%

2001 Compared to 2000

Net income for 2001 was $22.7 million, or $1.06 per diluted share. This performance compares to the record-setting $1.31 earnings per diluted share in 2000 and income of $27.9 million (before the cumulative effect of a change in accounting). The results for 2001 reflect the recessionary economic environment that existed throughout most of 2001 and the impact of the negative comparable-store sales during the first nine months of the year. Sales levels improved during the fourth quarter of 2001 which resulted in record quarterly sales and earnings.

Net sales for 2001 decreased 0.4% to $678.1 million from sales of $680.9 million in 2000. Comparable-store sales decreased 5.5% during 2001. A store’s results are included in the comparable-store sales computation beginning with the one-year anniversary of its opening, expansion, or the date when it was otherwise non-comparable. Comparable-store sales were negative during the first three quarters of 2001. Sales increased 7% during the fourth quarter as compared to 2000 and comparable-store sales increased 1.9%. During 2001, the Company opened a newly constructed store in an existing market and remodeled a former furniture store also in an existing market. In addition, one small

2001 Annual Report	19

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

store was replaced with a new leased store. The Company also closed its two La-Z-Boy stores as well as three other stores. The new stores were opened in the first and third quarters of 2001 and the replacement store opened during the third quarter. The store closings occurred primarily in the second and third quarters. Net selling space decreased 1% in 2001 to approximately 3,521,000 square feet, and the store count declined by three to 103.

Management believes that sales decreases during most of 2001 were attributable to the unfavorable economic environment. Sales volumes could have been increased to some extent if the Company had employed a more aggressive promotional pricing strategy. Management believes, however, that although this would have been effective in the near term, the Company would have lost its “every day low pricing” integrity with its customers for the long term. Additionally, the reduced margins would have negatively affected profits. Management is committed to its strategy of effective merchandising in its stores, an advertising focus on brand name product and accessory items, and straightforward sales and customer service practices appropriate for its educated middle to upper-middle income target customer. The improved sales results in the fourth quarter are one of several indicators that the economy may be beginning to improve. Low interest rates and continued strong housing sales are a positive factor for the industry. The Company has continued to provide a consistent and effective message of the Company’s breadth of fashionable merchandise in its advertising rather than marketing a variety of promotional opportunities. Management believes that the merchandising and advertising of well-known brand name products and accessory items selected to appeal to its customer base have improved sales for all of the Company’s merchandise, including its own private-label products.

Gross profit as a percent of net sales was 47.7% for 2001, a 20 basis point improvement over 2000. This increase reflects continued improvements related to the products imported from Asia and pricing pressure on domestic suppliers. The Company also expanded its private-label merchandise line from 10% of items selected for inclusion in the Company’s core assortment to 25% at the end of 2001. These items generally carry a modestly higher gross margin which is useful in offsetting the somewhat lower gross margin typically associated with the higher-end or widely distributed merchandise sold under well-known manufacturer brands. The last-in, first-out (LIFO) charge was 0.09% of net sales in 2001 and 0.13% in 2000, consistent with the low levels of inflation.

Credit service charges decreased again in 2001 to 1.6% as a percent of net sales, down from 1.9% in 2000. The amount financed under the Company’s credit programs, as a percent of net sales was 46% in both 2001 and 2000 as customers continued their usage of third party credit cards and cash. The financing promotion chosen most frequently by the Company’s customers is a 12-month, no interest and 12 equal payments promotion, which represented approximately 54% of financed sales in 2001. This promotion generates very minor credit service charge revenues, but helps reduce the Company’s interest expense and bad debts due to the faster payout relative to other credit programs offered.

The provision for doubtful accounts as a percent of net sales was 0.6% in 2001, up slightly from 0.5% in 2000 as sales slowed and there was a rise in the rate of bankruptcy filings by the Company’s customers during the second and third quarters of 2001.

Selling, general and administrative expenses as a percent of net sales were 41.9% in 2001, a 2.9% increase from the 2000 level. The depressed sales volume during the first nine months of 2001 prohibited the normal leveraging of fixed costs, and occupancy expenses rose due to the overhead added with the three store openings in 2001 and four store openings in the last two months of 2000. Management made adjustments early in the second quarter, primarily in warehousing and distribution, to improve productivity and related personnel costs.

The Company recognized a $2.7 million pre-tax gain in 2001, related primarily to the sale of its Sarasota, Florida retail location. This gain was partially offset by charges of $1.9 million related to impairments on property held for sale and store closing costs, primarily future lease obligations (net of estimated sublease income). These amounts were included in other (income) expense on the income statement.

20	Haverty Furniture Companies, Inc.

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

Interest expense in 2001 was relatively unchanged at 1.6% of net sales from 1.7% in 2000. This was a result of a decrease in the effective interest rate to 6.1% offset by a 4.8% increase in average borrowings.

The Company manages its exposure to changes in short-term interest rates by entering into interest rate swap agreements that effectively fix the interest rate on a portion of its floating rate debt. The counterparties to these contracts are high credit quality commercial banks. Consequently, credit risk, which is inherent in all swaps, has been reduced to a large extent. Interest expense is adjusted for the differential to be paid or received as interest rates change. The effect of such adjustments on interest expense has not been significant. The level of floating-rate debt not fixed by swap agreements remained at the same level as in the prior year and was approximately 50% of total debt at the end of 2001, which is the Company’s long-term target. The Company does not presently believe it has material exposure to potential, near-term losses in future earnings and/or cash flows from reasonably possible near-term changes in market rates. The Company has no other derivative instruments. The Company does not enter into derivatives for speculative or trading purposes.

For information concerning the provision for income taxes, as well as information regarding differences between effective tax rates and statutory rates, see Note 8 of the Notes to the Consolidated Financial Statements.

2000 Compared to 1999

The Company changed its accounting method for recognizing revenues on January 1, 2000, and is now recording revenues from merchandise sales upon delivery to the customer. Historically, sales were recognized and “billed” prior to delivery when certain criteria were met, such as receipt of full payment, credit approval for charge sales and merchandise in stock. The change was consistent with guidance on revenue recognition provided by the Securities and Exchange Commission Staff Accounting Bulletin No. 101 — Revenue Recognition in Financial Statements. The implementation of this change was accounted for as a change in accounting principle and applied cumulatively as if the change occurred at January 1, 2000.

Record earnings per share (before the cumulative effect of a change in accounting) were achieved in 2000, increasing 8.1% over the previous record year of 1999 (on a pro forma basis) which had increased 72.2% over pro forma 1998 earnings. This increase reflects the Company’s continued success in increasing sales and gross margins and the effect of stock repurchases.

Net sales for 2000 increased 10.1% to $680.9 million from sales of $618.8 million in 1999. Comparable-store sales utilizing the delivered basis of revenue recognition are not available for comparisons of 2000 to 1999. Calculated on the billed basis, comparable-store sales increased 7.8% over 1999’s 12.1% increase. The Company’s two largest markets, Dallas and Atlanta, and its Florida and Texas regions continued to experience the strongest comparable-store sales increases. The Company opened two newly constructed stores during 2000 in existing markets. The Company remodeled two former retail furniture stores, opening one in a new market and one as a replacement store. During 2000, the Company also closed two small stores and added a second La-Z-Boy store. Four of the new stores were opened during the fourth quarter of 2000 and the other was opened near the end of the third quarter. Net selling space increased 4% in 2000 to approximately 3,557,000 square feet. The Company opened eight stores during 1999, one store in each of three new markets, three additional store locations in existing markets, and two replacement stores. The Company also closed three stores (including a clearance center) which were not replaced.

Gross profit as a percent of net sales was 47.5% for 2000, a slight improvement over 1999. The Company’s margins were negatively affected by the increased level of sales of higher price-point goods, which are typically at lower margins. This was offset by the introduction of the Company’s private-label products and other higher-margin items. The industry experienced pricing pressure from heavy promotional activity, particularly in the second half of 2000 as sales slowed and several large retailers attempted to maintain financial viability. The LIFO charge was 0.13% of net sales in 2000 and 0.03% in 1999; consistent with the price increases on certain products but still reflective of low levels of inflation.

2001 Annual Report	21

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

Credit service charges decreased again in 2000 to 1.9% as a percent of net sales, down from 2.4% in 1999. The amount financed under the Company’s credit programs as a percent of net sales was 46% in both 2000 and 1999 as customers continued their increased usage of third-party credit cards and cash. The 12-month, no interest and 12 equal payments financing promotion also continued its popularity. This promotion generates very minor credit service charge revenues, but helps reduce the Company’s interest expense and bad debts due to the faster payout relative to other credit programs offered.

The provision for doubtful accounts as a percent of net sales was 0.5% in 2000, down from 0.7% in 1999, as there continued to be improvement in the delinquency levels in the Company’s receivables portfolio and moderation in the rate of bankruptcy filings by its customers.

Selling, general and administrative expenses as a percent of net sales were 40.7% in 2000, a .3% increase from the 1999 level. In the fourth quarter, the Company had difficulty in maintaining the efficiencies it generated during the first three quarters of 2000. The slowdown in sales in the fourth quarter of 2000 kept the Company from achieving its normal leverage of fixed costs, and higher store opening expenses were incurred.

Interest expense in 2000 was relatively unchanged at 1.7% of net sales from 1.8% in 1999. Average borrowings increased 4.6% and the effective interest rate increased slightly to 7.2%.

Liquidity and Sources of Capital

The Company has historically used internally generated funds, bank borrowings and private placements of debt with institutions to finance its operations and growth. Net cash provided by operating activities was $30.0 million in 2001.

Investing activities used $15.5 million of cash in 2001. Capital expenditures during 2001 of $19.0 million included the construction of two stores, and improvements to a new leased store location that was opened during the year and for the purchase and remodeling of one store that opened in February 2002. Expenditures were also made for various information systems equipment and software as well as real estate projects that will be completed in 2002 and 2003. The Company also received $3.5 million in property sales proceeds, primarily from the disposal of a Sarasota, Florida retail location.

Financing activities used $17.1 million of cash during 2001. The Company reduced its borrowings under its revolving and short-term borrowing facilities by $6.0 million. The Company also made $11.1 million in long-term debt repayments.

The Company has two five-year revolving credit facilities totaling $105 million. These facilities, which expire March 31, 2003, were syndicated with five commercial banks and provided a multi-year commitment for the Company’s working capital and general corporate requirements. Borrowings under the revolving credit facilities at December 31, 2001, were $65.0 million ($40.0 million unused), all of which was classified as long-term debt because the Company expects at least that amount to remain outstanding for an uninterrupted period through 2002. Borrowings under all of these agreements are unsecured and accrue interest at competitive money market rates. The Company also has a $25 million 364-day short-term note secured by accounts receivable which is due March 31, 2002.

In addition to cash flows from operations, the Company uses bank lines of credit on an interim basis to finance capital expenditures and to repay long-term debt. Longer-term transactions, such as private placements of senior notes and sale/leasebacks, are used periodically to reduce short-term borrowings and manage interest rate risk. The Company pursues a diversified approach to its financing requirements and balances its overall capital structure with fixed-rate and capped-rate debt as determined by the interest rate environment (approximately 50% of total debt was interest rate protected at December 31, 2001). The Company’s average effective interest rate on all borrowings (excluding capital leases) was 4.8% at December 31, 2001.

22	Haverty Furniture Companies, Inc.

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

The following summarizes the Company’s contractual obligations and commercial commitments as of December 31, 2001.

	Payments Due by Period
	(in thousands)

		Less than			After
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

Short-term debt	$25,000	$25,000	$—	$—	$—
Long-term debt(a)	141,449	11,215	24,957	24,602	80,675
Capital lease obligations	2,519	288	342	374	1,515
Operating leases(b),(c)	194,576	20,393	39,877	34,499	99,807

Total contractual cash obligations	$363,544	$56,896	$65,176	$59,475	$181,997

(a)	—	Includes $65,000 of borrowings under revolving credit facilities excluded from short-term borrowings as this amount is expected to be outstanding for an uninterrupted period during 2002. Since the revolving credit facilities are expected to be renewed, the repayment is presented as after five years.
(b)	—	Included in these lease obligations are the full amount of the lease payments related to $38 million in construction and lease facilities that were used for the development of the Company’s Dallas, Texas regional distribution facility and seven retail locations. Since the resulting leases are operating leases, no debt obligation is recorded on the Company’s balance sheet. These facilities contain residual guarantee provisions and guarantees under events of default. Although management believes the likelihood of funding to be remote, the maximum guarantee obligation under these facilities is approximately $38 million at December 31, 2001.
(c)	—	Lease obligations have not been reduced for minimum sublease rentals which total $7,653.

	Amount of Commitment Expiration Per Period
	(in thousands)

	Total Amounts	Less than			Over
Other Commercial Commitments	Committed	1 Year	1-3 Years	4-5 Years	5 Years

Lines of credit(a)	$40,000	$—	$40,000	$—	$—
Standby letters of credit(b)	3,237	3,237	—	—	—

Total commercial commitments	$43,237	$3,237	$40,000	$—	$—

(a)	—	Represents unused balance of the Company’s $105 million revolving credit facilities.
(b)	—	Standby letters of credit are provided to insurers and have terms of one year or less but have automatic renewal options at which time they may change based on the insurers’ requirements.

The Company is currently negotiating new revolving credit facilities and a new 364-day note to replace its existing facilities and the $25 million 364-day note. Management expects that the amount of the new facilities will be $110 million and will be unsecured. The pricing for the borrowings under the existing facilities is London Interbank Offering Rate (LIBOR) plus a varying amount or a bid rate option. Management expects that the pricing for borrowings under the new facilities will have higher spreads over LIBOR, reflecting the current general lending environment. The impact of these higher spreads is expected to increase the Company’s interest rate by approximately 125 basis points for its borrowings under these facilities.

The Company made available to its customers, beginning in the fourth quarter of 2001, a credit program extended by a third-party provider. The program offers deferred payment and interest for 360 days with an interest accrual that is waived if the entire purchase balance is paid in full at the end of the

2001 Annual Report	23

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

deferral period. This alternate program has not been in place long enough for the Company to develop meaningful data to project its use and impact on the programs which the Company offers and resulting reduction in working capital required to support receivables.

Capital expenditures in 2002 are presently expected to include the following: construction of a new replacement store in the Dallas/Ft. Worth market; remodeling of a purchased store in the Atlanta market; the remodeling of nine former Homelife stores; the exercise of purchase options on three leased locations; the purchase of equipment for new replacement distribution facilities; the purchase of trailers and equipment for shuttling prepped merchandise to local markets for home delivery; other real estate projects that will not be completed in 2002; and various information systems and software. The preliminary estimate of capital expenditures in 2002 is approximately $50 million. Funds available from operations, bank lines of credit and other financing transactions are expected to be adequate to finance the Company’s planned 2002 expenditures.

The Company’s capital expenditures for 2002 and 2003 are expected to be funded in part by the proceeds from a sale-leaseback transaction that is expected to be completed during the first half of 2002. This transaction is expected to generate approximately $40 to $45 million in cash, resulting from the sale of up to 11 retail store locations. Management expects that the resulting increase in annual rent expense will be approximately $4 to $5 million for the initial lease term, largely offset by lower depreciation and interest expense.

During the first quarter of 2002, the Company completed a $20 million lease facility transaction. Properties are acquired by a lessor and remodeled or constructed and then leased to the Company under operating lease agreements. This facility expires in 2014. Lease payments fluctuate and are generally based upon LIBOR plus 1.75% with certain other fees during the initial three years of the lease term with escalations for the remaining term. At December 31, 2001 the lessor had made expenditures of $11.9 million on properties which were subsequently included in this facility.

Critical Accounting Policies

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts utilizing a methodology which considers the balances and aging in problem and delinquent categories of accounts, historical write-offs, the overall level of total accounts receivable and management judgment. Delinquent accounts are generally written off automatically after the passage of nine months without receiving a full scheduled monthly payment. Accounts are written off sooner in the event of a discharged bankruptcy or other circumstances that make further collections unlikely. The Company assesses the adequacy of the allowance account at the end of each quarter.

While the Company has a large customer base that is geographically dispersed, a general economic downturn affecting the Company’s target customers could result in higher than expected defaults, and, therefore, the need to revise estimates for bad debts. For the years ended December 31, 2001, 2000 and 1999, the Company recorded provisions for bad debts of $4.1 million, $3.4 million and $4.1 million, respectively.

Store Closing Costs

The Company periodically evaluates the operations of each of its retail and warehouse locations. When the Company commits to relocate or close a store or warehouse, the estimated unrecoverable costs are charged to expense. Such costs include any estimated loss on the sale of land and buildings, the book value of abandoned leasehold improvements and a provision for future lease obligations, less estimated sublease income.

Consideration Received from Vendors

The Company has agreements with many of its vendors providing for advertising allowances. Generally, the Company earns these allowances upon fulfilling its obligations related to cooperative advertising programs. The Company accrues for the receipt of advertising allowances upon completion of the Company’s obligations related thereto. While management believes the Company will continue to receive such amounts in 2002 and beyond, there can be no assurance that vendors will continue to provide comparable amounts of allowances in the future.

Seasonality

Although the Company does not consider its business to be seasonal, sales generally have been somewhat higher in the second half of the year.

Quantitative and Qualitative Disclosure of Market Risk

At December 31, 2001, the Company had one outstanding interest rate swap agreement, having a notional amount of $30 million at a rate of 5.60% and maturing March 31, 2003. Under the agreement, the Company makes payments at the fixed rate and receives payments at variable rates that are based on LIBOR, adjusted quarterly.

24	Haverty Furniture Companies, Inc.

Consolidated Balance Sheets

	December 31

(In thousands, except per share data)	2001	2000

ASSETS
Current assets
Cash and cash equivalents	$727	$3,256
Accounts receivable (Note 2)	185,785	175,716
Inventories (Note 3)	103,662	109,068
Deferred income taxes (Note 8)	1,024	587
Other current assets	14,557	7,365

Total current assets	305,755	295,992

Property and equipment (Notes 4 and 7)	146,399	144,525
Deferred income taxes (Note 8)	6,640	5,430
Other assets	2,111	2,216

	$460,905	$448,163

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Notes payable to banks (Note 5)	$25,000	$3,600
Accounts payable and accrued expenses (Note 6)	87,533	80,791
Current portion of long-term debt and capital lease obligations (Notes 7 and 12)	11,370	11,129

Total current liabilities	123,903	95,520

Long-term debt and capital lease obligations, less current portion (Notes 7 and 12)	131,599	170,369
Other liabilities	4,005	2,899

Total liabilities	259,507	268,788

Commitments (Note 12)
Stockholders’ equity (Notes 9 and 11)
Preferred Stock, par value $1 per share, Authorized — 1,000 shares; Issued: None
Common Stock, Authorized — 50,000 shares; Issued: 2001 — 22,509 shares; 2000 — 21,958 shares (including shares in treasury:
2001 and 2000 — 5,932 and 5,939, respectively)	22,509	21,958
Convertible Class A Common Stock, Authorized — 15,000 shares; Issued: 2001 — 5,247 shares; 2000 — 5,276 shares (including shares in treasury: 2001 and 2000 — 522)	5,247	5,276
Additional paid-in capital	37,396	33,594
Retained earnings	195,119	176,774
Accumulated other comprehensive loss	(697)	—

	259,574	237,602
Less cost of Common Stock and Convertible Class A Common Stock in treasury	58,176	58,227

Total stockholders’ equity	201,398	179,375

	$460,905	$448,163

See accompanying notes to consolidated financial statements.

2001 Annual Report	25

Consolidated Statements of Income

	Year Ended December 31

(In thousands, except per share data)	2001	2000	1999

Net sales	$678,112	$680,917	$618,796
Cost of goods sold	354,488	357,498	325,792

Gross profit	323,624	323,419	293,004
Credit service charges	11,066	12,658	14,925

Gross profit and other revenue	334,690	336,077	307,929
Expenses:
Selling, general and administrative	284,027	277,357	249,796
Interest	10,581	11,707	11,402
Provision for doubtful accounts	4,061	3,396	4,125
Other (income) expense, net	(319)	(244)	(264)

Total expenses	298,350	292,216	265,059

Income before income taxes and cumulative effect of a change in accounting principle	36,340	43,861	42,870
Income taxes (Note 8)	13,630	16,010	15,470

Income before cumulative effect of a change in accounting principle	22,710	27,851	27,400
Cumulative effect on prior years (to December 31, 1999) of changing to a different revenue recognition method (Note 1)	—	(3,356)	—

Net income	$22,710	$24,495	$27,400

Weighted average common shares — basic	21,009	20,795	22,224
Weighted average diluted common shares	21,502	21,203	22,982
Basic earnings per share:
Income before cumulative effect of a change in accounting principle	$1.08	$1.34	$1.23
Cumulative effect on prior years (to December 31, 1999) of changing to a different revenue recognition method	—	(0.16)	—

Net income	$1.08	$1.18	$1.23

Diluted earnings per share:
Income before cumulative effect of a change in accounting principle	$1.06	$1.31	$1.19
Cumulative effect on prior years (to December 31, 1999) of changing to a different revenue recognition method	—	(0.16)	—

Net income	$1.06	$1.15	$1.19

Pro forma amounts assuming that the change in revenue recognition had occurred prior to January 1, 1999:
Net income	n/a	$27,851	$27,524
Net income per common share:
Basic	n/a	$1.34	$1.24
Diluted	n/a	$1.31	$1.20

See accompanying notes to consolidated financial statements.

26	Haverty Furniture Companies, Inc.

Consolidated Statements of Stockholders’ Equity

		Class A			Accumulated
	Common	Common	Additional		Other
	Stock	Stock	Paid-In	Retained	Comprehensive	Treasury
(In thousands, except per share data)	($1 Par Value)	($1 Par Value)	Capital	Earnings	Income(Loss)	Stock	Total

BALANCE AT DECEMBER 31, 1998	$20,786	$5,544	$27,173	$133,207	$—	$(28,652)	$158,058
Net income	—	—	—	27,400	—	—	27,400
Cash dividends on common stock:
Amount	—	—	—	(4,179)	—	—	(4,179)
Per share:
Common — $0.1900
Class A Common — $0.1800
Conversion of Class A Common Stock	241	(241)	—	—	—	—	—
Stock option transactions, net	612	—	4,831	—	—	—	5,443
Treasury stock transactions, net	—	—	—	—	—	(17,929)	(17,929)

BALANCE AT DECEMBER 31, 1999	21,639	5,303	32,004	156,428	—	(46,581)	168,793
Net income	—	—	—	24,495	—	—	24,495
Cash dividends on common stock:
Amount	—	—	—	(4,149)	—	—	(4,149)
Per share:
Common — $0.2025
Class A Common — $0.1925
Conversion of Class A Common Stock	27	(27)	—	—	—	—	—
Stock option transactions, net	292	—	1,590	—	—	—	1,882
Treasury stock transactions, net	—	—	—	—	—	(11,646)	(11,646)

BALANCE AT DECEMBER 31, 2000	21,958	5,276	33,594	176,774	—	(58,227)	179,375
Comprehensive income:
Net income	—	—	—	22,710	—	—	22,710
Cumulative effect of a change in accounting for derivative financial instruments, net of applicable income tax liability of $30	—	—	—	—	53	—	53
Change in fair value of derivative, net of applicable income tax benefit of $448	—	—	—	—	(750)	—	(750)

Total comprehensive income							22,013
Cash dividends on common stock:
Amount	—	—	—	(4,365)	—	—	(4,365)
Per share:
Common — $0.2100
Class A Common — $0.2000
Conversion of Class A Common Stock	29	(29)	—	—	—	—	—
Stock option transactions, net	522	—	3,802	—	—	—	4,324
Treasury stock transactions, net	—	—	—	—	—	51	51

BALANCE AT DECEMBER 31, 2001	$22,509	$5,247	$37,396	$195,119	$(697)	$(58,176)	$201,398

See accompanying notes to consolidated financial statements.

2001 Annual Report	27

Consolidated Statements of Cash Flows

	Year ended December 31

(In thousands)	2001	2000	1999

OPERATING ACTIVITIES
Net income	$22,710	$24,495	$27,400
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of a change in accounting principle	—	3,356	—
Depreciation and amortization	16,239	15,738	14,844
Provision for doubtful accounts	4,061	3,396	4,125
Deferred income taxes	(1,229)	(2,303)	(2,377)
(Gain) loss on sale of property and equipment	(2,558)	(1,671)	37

Subtotal	39,223	43,011	44,029
Changes in operating assets and liabilities:
Accounts receivable	(14,130)	(10,661)	2,957
Inventories	5,406	(14,048)	(2,363)
Other current assets	(7,192)	(986)	1,668
Accounts payable and accrued expenses	6,742	(619)	23,691

NET CASH PROVIDED BY OPERATING ACTIVITIES	30,049	16,697	69,982

INVESTING ACTIVITIES
Purchases of property and equipment	(19,034)	(36,105)	(30,768)
Proceeds from sale of property and equipment	3,479	4,510	223
Other investing activities	105	620	(709)

NET CASH USED IN INVESTING ACTIVITIES	(15,450)	(30,975)	(31,254)

FINANCING ACTIVITIES
Net (decrease) increase in borrowings under revolving credit facilities	(6,300)	42,500	2,400
Payments on long-term debt and capital lease obligations	(11,070)	(12,980)	(24,711)
Treasury stock acquired	—	(11,646)	(17,967)
Proceeds from exercise of stock options	4,324	1,882	5,443
Dividends paid	(4,365)	(4,149)	(4,179)
Other financing activities	283	165	174

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(17,128)	15,772	(38,840)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,529)	1,494	(112)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,256	1,762	1,874

CASH AND CASH EQUIVALENTS AT END OF YEAR	$727	$3,256	$1,762

See accompanying notes to consolidated financial statements.

28	Haverty Furniture Companies, Inc.

Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Organization:

The Company is a full-service home furnishings retailer with 103 showrooms in 14 states. The Company sells a broad line of furniture in the middle to upper-middle price ranges selected to appeal to its predominant target market. As an added convenience to its customers, the Company offers financing through a revolving charge credit plan.

Basis of Presentation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Stockholders’ equity, share and per share amounts for all periods presented have been adjusted for a two-for-one stock split effected in the form of a stock dividend on August 25, 1999.

Revenue Recognition:

Effective January 1, 2000, the Company recognizes revenue from merchandise sales and related service fees upon delivery to the customer.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.” This bulletin provides guidance on revenue recognition matters and, in accordance therewith, the Company changed its method of recognizing sales effective January 1, 2000. Previously, the Company recognized revenue for sales of merchandise when certain criteria were met (the “billed method”), such as receipt of full payment, credit approval for charge sales and merchandise in stock. These conditions were typically met at the point of sale. Revenues recognized in the first quarter of 2000 that were included in undelivered sales at December 31, 1999 aggregated approximately $19,000,000. The cumulative effect of the accounting change decreased net income by $3,356,000 (net of an income tax benefit of $1,929,000). The balance sheet as of January 1, 2000, was also adjusted to reflect the change as follows: inventory increased $10,573,000, accounts receivable decreased $10,639,000, customer deposits increased $8,705,000, accrued commissions and delivery costs decreased $2,086,000, the reserve for cancellations decreased $1,400,000 and net deferred tax assets increased $1,929,000.

The Company typically offers its customers an opportunity for Havertys to deliver their purchases. Delivery fees of $9,578,000, $8,821,000 and $7,802,000 were received in 2001, 2000 and 1999, respectively and are included in net sales. The costs associated with these deliveries are included in selling, general and administrative expenses and were $21,149,000, $20,062,000 and $16,482,000 in 2001, 2000 and 1999, respectively. Credit service charges are recognized as revenue as assessed to customers according to contract terms.

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

Estimated useful lives for financial reporting purposes are as follows:

Buildings	25–33 years
Improvements	5–15 years
Equipment	3–15 years
Capital leases	20–25 years

Cash Equivalents:

The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates fair market value.

Fair Values of Financial Instruments:

The Company’s financial instruments consist of cash, accounts receivable, accounts payable, long-term debt and interest-rate swap agreements. The carrying value of cash, accounts receivable and accounts payable approximates fair market value; the carrying amount of long-term debt approximates fair market value based on current interest rates. The fair value of interest rate swap agreements is based on the estimated amount the Company would pay to terminate the agreements at the reporting date, taking into account current interest rates and the creditworthiness of the swap counterparties.

Interest Rate Swap Agreement:

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, which was amended by FASB Statement No. 138. The Statements require the Company to recognize all derivatives on the balance sheet at fair value and to establish criteria for designation and effectiveness of hedging relationships. The Company’s only derivative instrument is an interest rate swap agreement and the changes in its fair value are recognized in other comprehensive income. The adoption of Statement Nos. 133 and 138 effective January 1, 2001, resulted in an after-tax adjustment of $53,000 in other comprehensive income.

2001 Annual Report	29

Notes to Consolidated Financial Statements

Advertising Expense:

Advertising costs, which include television, radio, newspaper and other media advertising, are expensed upon first showing. The Company incurred $41,500,000, $40,700,000 and $36,700,000 in advertising costs during 2001, 2000 and 1999, respectively.

Impairment of Long-Lived Assets:

The Company periodically reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. Impairment is recognized to the extent the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value. Accordingly, when the Company commits to relocate or close a store or warehouse, the estimated unrecoverable costs are charged to expense. Such costs include any estimated loss on the sale of land and buildings, the book value of abandoned leasehold improvements and a provision for future lease obligations, less estimated sublease income.

Stock-Based Compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and related Interpretations in accounting for its employee stock options and adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation” (FAS 123). The Company grants incentive and non-qualified stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant and, accordingly, recognizes no compensation expense for the stock option grants.

Earnings Per Share:

Earnings per common share are computed based on the weighted average number of common shares outstanding. The dilutive effect of the Company’s stock options is included in diluted earnings per common share and had the effect of increasing the weighted average shares outstanding assuming dilution by 493,000, 408,000 and 758,000 in 2001, 2000 and 1999, respectively.

Certain options outstanding during each of the following years and their related exercise prices were not included in the computation of diluted earnings per common share because their exercise price was greater than the average market price of the shares and, therefore, the effect would be antidilutive: 2001 — 1,252,900 shares at prices of $13.88 and $15.94, and 2000 — 805,678 shares at prices ranging from $11.14 to $13.88.

Note 2 Accounts Receivable

Amounts financed under Company credit programs were, as a percent of net sales, approximately 46% in 2001, 2000 and 1999. Accounts receivable are shown net of the allowance for doubtful accounts of $6,900,000 and $6,750,000 at December 31, 2001 and 2000, respectively. Accounts receivable terms vary as to payment terms (30 days to five years) and interest rates (0% to 21%) and are generally collateralized by the merchandise sold. Accounts receivable balances have scheduled payment amounts which have been historically collected at a rate faster than the scheduled rate. The scheduled approximate collection amounts are due as follows: $147,763,000 in 2002; $27,687,000 in 2003; $13,502,000 in 2004; and $3,733,000 in 2005 for receivables outstanding at December 31, 2001. The total receivables of approximately $192,685,000 are included in current assets in accordance with trade practice.

The Company provides an allowance for doubtful accounts utilizing a methodology which considers the balances and aging in problem and delinquent categories of accounts, historical write-offs, the overall level of total accounts receivable and management judgment. Delinquent accounts are generally written off automatically after the passage of nine months without receiving a full scheduled monthly payment. Accounts are written off sooner in the event of a discharged bankruptcy or other circumstances that make further collections unlikely. The Company assesses the adequacy of the allowance account at the end of each quarter.

The Company believes that the carrying value of existing customer receivables is the best estimate of fair value because of their short average maturity and because estimated bad debt losses have been reserved. Concentrations of credit risk with respect to customer receivables are limited due to the large number of customers comprising the Company’s account base and their dispersion across 14 states.

Note 3 Inventories

Inventories are measured using the LIFO method of inventory valuation because it results in a better matching of costs and revenues. The excess of current cost over such carrying value of inventories was approximately $16,446,000 and $15,834,000 at December 31, 2001 and 2000, respectively. Use of the LIFO valuation method as compared to the first-in, first-out (FIFO) method had the effect of decreasing earnings per common share by $0.02 in 2001, $0.03 in 2000 and $0.01 in 1999, assuming the Company’s effective tax rates were applied to changes in income resulting therefrom, and no other changes in income were made.

30	Haverty Furniture Companies, Inc.

Notes to Consolidated Financial Statements

Note 4 Property and Equipment

Property and equipment is summarized as follows (in thousands):

	2001	2000

Land	$35,551	$33,396
Buildings and improvements	140,511	133,985
Equipment	75,143	75,800
Capital leases	5,178	5,564
Construction in progress	2,275	1,123

	258,658	249,868
Less accumulated depreciation	108,308	101,158
Less accumulated capital lease amortization	3,951	4,185

Property and equipment, net	$146,399	$144,525

Note 5 Credit Arrangements

At December 31, 2001, the Company owed $25,000,000 due March 31, 2002 under a 364-day short-term note secured by certain accounts receivable. The Company also owed $65,000,000 at December 31, 2001 under its $105,000,000 revolving credit facilities with banks, which was classified as long-term debt as described in Note 7.

The weighted average stated interest rates for these outstanding borrowings at December 31, 2001 and 2000 were 3.0% and 6.9%, respectively.

Note 6 Accounts Payable and Accrued Expenses

The components of accounts payable and accrued expenses are as follows (in thousands):

	2001	2000

Accounts payable, trade	$35,836	$31,240
Accrued compensation	11,685	9,915
Customer deposits	8,934	11,478
Taxes other than income taxes	6,066	5,297
Other	25,012	22,861

	$87,533	$80,791

Note 7 Long-Term Debt and Capital Lease Obligations

Long-term debt and capital lease obligations are summarized as follows (in thousands):

	2001	2000

Revolving credit notes[a]	$65,000	$92,700
Unsecured term note[b]	20,000	24,000
7.95% unsecured term note[c]	13,000	14,000
7.44% unsecured term note[d]	15,000	15,000
7.16% unsecured term note[e]	23,571	27,857
Secured debt[f]	4,878	6,212
6.3% to 10.5% capital lease obligations, due through 2016	1,520	1,729

	142,969	181,498
Less portion classified as current	11,370	11,129

	$131,599	$170,369

(a) The Company has two five-year revolving credit facilities totaling $105,000,000 under which $65,000,000 had been borrowed at December 31, 2001. These borrowings have been excluded from current liabilities because the Company expects at least that amount to remain outstanding for an uninterrupted period through 2002. Borrowings under these facilities have either a bid rate option or floating rate of interest of LIBOR plus a varying amount.

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

(f) Secured debt is comprised of various first mortgage notes and first deeds of trust including some with fixed rates of interest ranging from 5.7% to 7.9% and some with floating rates of interest ranging from LIBOR plus 0.5% (note rate of 3.1% at December 31, 2001) to 70% of prime rate due through 2007. The Company may prepay the floating-rate notes at any time without penalty. Property and equipment with a net book value at December 31, 2001 of $24,903,000 is pledged as collateral on secured debt.

2001 Annual Report	31

Notes to Consolidated Financial Statements

The Company’s debt agreements require, among other things, that the Company: (a) meet certain working capital requirements; (b) limit the type and amount of indebtedness incurred; (c) limit operating lease rentals; and (d) grant certain lenders identical security for any liens placed upon the Company’s assets, other than those liens specifically permitted in the loan agreements. The Company is in compliance with these covenants at December 31, 2001.

The Company has entered into interest rate swap agreements to reduce the impact of changes in interest rates on a portion of its bank line-of-credit arrangements. At December 31, 2001, the Company had one outstanding interest rate swap agreement, having a notional amount of $30,000,000. The agreement effectively fixes the average interest rate on that portion of the outstanding $105,000,000 floating-rate revolving credit notes at 5.6% through 2003. Under the terms of the agreement, the Company makes payments at the fixed rate and receives payments at variable rates which are based on LIBOR, adjusted quarterly.

The aggregate maturities of long-term debt and capital lease obligations during the five years subsequent to December 31, 2001 are as follows: 2002 — $11,370,000; 2003 — $12,682,000; 2004 — $12,443,000; 2005 — $12,385,000; and 2006 — $12,385,000.

Cash payments for interest were $10,306,000, $11,528,000 and $11,036,000 in 2001, 2000 and 1999, respectively.

Note 8 Income Taxes

Income tax expense (benefit) (allocated to income before cumulative effect of a change in accounting principle) consists of the following (in thousands):

	2001	2000	1999

Current
Federal	$14,232	$19,803	$16,665
State	627	1,264	1,182

	14,859	21,067	17,847

Deferred
Federal	(1,045)	(4,754)	(2,220)
State	(184)	(303)	(157)

	(1,229)	(5,057)	(2,377)

	$13,630	$16,010	$15,470

The differences between income tax expense in the accompanying consolidated financial statements and the amount computed by applying the statutory Federal income tax rate is as follows (in thousands):

	2001	2000	1999

Statutory rates applied to income before income taxes	$12,719	$15,351	$15,005
State income taxes, net of Federal tax benefit	408	822	768
Other	503	(163)	(303)

	$13,630	$16,010	$15,470

32	Haverty Furniture Companies, Inc.

Notes to Consolidated Financial Statements

Deferred tax assets and liabilities as of December 31, 2001 and 2000 were as follows (in thousands):

	2001	2000

Deferred tax assets:
Accrued liabilities	$4,972	$4,508
Capitalized leases	407	403
Net property and equipment	2,598	2,796
Operating leases	2,013	1,204
Interest rate swap	418	—

TOTAL DEFERRED TAX ASSETS	10,408	8,911

Deferred tax liabilities:
Accounts receivable related	1,121	989
Inventory related	1,332	1,435
Other	291	470

TOTAL DEFERRED TAX LIABILITIES	2,744	2,894

NET DEFERRED TAX ASSET	$7,664	$6,017

Deferred tax assets related to net property and equipment include an additional liability of $825,000 arising from the acquisition of real estate during 2000. The Company made income tax payments of $17,006,000, $24,028,000 and $13,879,000 in 2001, 2000 and 1999, respectively. The Company also received income tax refunds of $2,733,000 in 2000.

Note 9 Stockholders’ Equity

Common Stock has a preferential dividend rate of at least 105% of the dividend paid on Class A Common Stock. Class A Common Stock has greater voting rights which include: voting as a separate class for the election of 75% of the total number of directors of the Company and on all other matters subject to shareholder vote, each share of Class A Common Stock has ten votes and votes with the Common Stock as a single class. Class A Common Stock is convertible at the holder’s option at any time into Common Stock on a one-for-one basis; Common Stock is not convertible into Class A Common Stock. There is no present plan for issuance of Preferred Stock.

Note 10 Benefit Plans

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

The following table sets forth the plan’s funded status and amounts recognized in the Company’s consolidated balance sheets at December 31 (in thousands):

	2001	2000

Change in benefit obligation:
Benefit obligation at beginning of year	$40,130	$34,694
Service cost	2,229	2,214
Interest cost	2,908	2,770
Actuarial losses	64	2,317
Benefits paid	(1,890)	(1,865)

Benefit obligation at end of year	43,441	40,130

Change in plan assets:
Fair value of plan assets at beginning of year	37,668	41,204
Actual return on plan assets	2,840	(1,671)
Benefits paid	(1,890)	(1,865)

Fair value of plan assets at end of year	38,618	37,668

Funded status of the Plan (underfunded)	(4,823)	(2,462)
Unrecognized actuarial gain	(1,595)	(1,720)
Unrecognized prior service cost	555	467

Accrued pension expense included in the consolidated balance sheet	$(5,863)	$(3,715)

2001 Annual Report	33

Notes to Consolidated Financial Statements

Net pension cost included the following components (in thousands):

	2001	2000	1999

Service cost-benefits earned during the period	$2,229	$2,214	$2,442
Interest cost on projected benefit obligations	2,908	2,770	2,555
Expected return on plan assets	(3,118)	(3,432)	(3,242)
Amortization of prior service cost	129	131	131
Amortization of transition asset	—	(139)	(202)
Amortization of actuarial (gain) loss	—	(375)	—

Net pension cost	$2,148	$1,169	$1,684

The weighted-average discount rates used in determining the actuarial present value of benefit obligations were 7.75%, 7.75% and 8.00% at December 31, 2001, 2000 and 1999, respectively. The annual rate of increase for future compensation was 4.75% for 2001 and 6% for 2000 and 1999. The expected long-term rate of return on plan assets was 8.5% for 2001, 2000 and 1999.

The plan’s assets consist primarily of U.S. Government securities and listed stocks and bonds. Included in the plan assets at December 31, 2001, were 68,000 shares of the Company’s Common Stock and 287,000 shares of the Company’s Class A Common Stock with an aggregate fair value of $5,818,000. The plan received $72,000 for dividends on Company shares in 2001.

The Company has a non-qualified, non-contributory supplemental executive retirement plan (SERP) which covers three retired executive officers. The Plan provides annual supplemental retirement benefits to the executives amounting to 55% of final average earnings less benefits payable from the Company’s defined benefit pension plan and Social Security benefits. The Company also has a non-qualified, non-contributory SERP for employees whose retirement benefits are reduced due to their annual compensation levels. The total amount of annual retirement benefits that may be paid to an eligible participant in the Plan from all sources (Retirement Plan, Social Security and the SERP) may not exceed $125,000. Under the plans, which are not funded, the Company pays benefits directly to covered participants beginning at their retirement. At December 31, 2001, the projected benefit obligation for these plans totaled $2,306,000 of which $1,904,000 is included in the accompanying consolidated balance sheet. Pension expense recorded under the SERPs amounted to approximately $209,000, $336,000 and $347,000 for 2001, 2000 and 1999, respectively.

The Company has an employee savings/retirement (401k) plan to which substantially all employees may contribute. The Company matches employee contributions to the extent of 50% of the first 2% of earnings and 25% of the next 4% contributed by participants. The Company expensed approximately $1,289,000 in 2001, $1,185,000 in 2000 and $1,032,000 in 1999 in matching employer contributions under this plan.

The Company offers no post-retirement benefits other than pensions and no significant post-employment benefits.

Note 11 Stock Option Plans

The Compensation and Employee Benefits Committee of the Board of Directors serves as Administrator for the Company’s stock option plans. Options are granted by the Committee under stock plans to officers and non-officer employees. In accordance with certain provisions of the plans, automatic annual grants are made to non-employee directors of the Company on a pre-determined date to purchase a specific number of shares at the market price of the shares on such date. As of December 31, 2001, the maximum number of options which may be granted under the stock option plans was 1,009,350.

34	Haverty Furniture Companies, Inc.

Notes to Consolidated Financial Statements

The table below summarizes options activity for the past three years under the Company’s stock option plans.

		Weighted
	Option	Average
	Shares	Price

Outstanding at December 31, 1998	2,154,346	7.31
Granted	631,100	13.88
Exercised	(407,400)	6.41
Canceled or expired	(5,600)	10.13

Outstanding at December 31, 1999	2,372,446	9.20
Granted	196,000	11.45
Exercised	(279,846)	6.25
Canceled or expired	(30,600)	10.63

Outstanding at December 31, 2000	2,258,000	9.71
Granted	1,270,700	14.03
Exercised	(549,800)	6.65
Canceled or expired	(56,750)	12.11

Outstanding at December 31, 2001	2,922,150	$12.12

Exercisable at December 31, 2001	1,502,000	$10.50

Exercisable at December 31, 2000	1,698,120	$8.90

Exercisable at December 31, 1999	1,335,462	$7.56

All of the options outstanding at December 31, 2001 were for Common Stock. Exercise prices for options outstanding as of December 31, 2001 ranged from $6.50 to $15.94. As of December 31, 2001, there were 497,500 options outstanding and exercisable with exercise prices ranging from $6.50 to $9.81 with a weighted-average exercise price of $7.05 and weighted-average remaining contractual life of 3 years. As of December 31, 2001, there were 2,424,650 options outstanding with exercise prices ranging from $10.13 to $15.94 with a weighted-average exercise price of $13.16 and weighted-average remaining contractual life of 9 years. Exercisable options in this exercise range as of December 31, 2001, totaled 1,004,500 with a weighted-average exercise price of $12.21. Options granted prior to 1997 generally vest on the grant date; the remaining options vest over periods from within one year of grant date increasing to four years as the number of options granted to an individual increases.

In addition, the Company had shares available for future purchases under the Employee Stock Purchase Plan at December 31, 2001. This Plan promotes broad-based employee ownership and provides employees a convenient way to acquire Company stock. The Plan is a qualified plan under Section 423 of the Internal Revenue Code and meets the requirements of APB 25 as a non-compensatory plan. The Plan enables the Company to grant options to purchase up to 2,000,000 shares of Common Stock, of which 1,385,596 shares have been exercised from inception of the Plan in 1992, at a price equal to the lesser of (a) 85% of the stock’s market price on the date of grant, or (b) 85% of the stock’s market price on the exercise date. Shares purchased may not exceed 10% of the employee’s annual compensation, as defined, or $25,000 of Common Stock at its market price (determined at the time such option is granted) for any one calendar year. Employees pay for the shares ratably over a period of six months (the purchase period) through payroll deductions, and cannot exercise their option to purchase any of the shares until the conclusion of the purchase period. In the event an employee elects not to exercise such options, the full amount withheld is refundable. During 2001, options for 50,903 shares were exercised at an average price of $8.93 per share. At December 31, 2001, options for 75,000 shares were outstanding at an option price of $7.99 per share.

The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by FAS 123 and has been determined as if the Company had accounted for its employee stock options granted under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rate of 5.0%, 6.2% and 6.5%; dividend yield of 1.3%, 1.5% and 1.3%; volatility factors of the expected market price of the Company’s Common Stock of 39.3%, 38.7% and 35.9%, and a weighted-average expected life of the options of six years, except for those granted under the Employee Stock Purchase Plan which is six months. The weighted-average fair value of options granted under the Company’s stock option plan was $5.75, $4.73 and $5.66 for the years 2001, 2000 and 1999, respectively. The weighted-average fair value of options granted under the Employee Stock Purchase Plan was $2.30, $2.21 and $2.82 for the years 2001, 2000 and 1999, respectively.

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

2001 Annual Report	35

Notes to Consolidated Financial Statements

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information follows:

	2001	2000	1999

Net income
As reported	$22,710	$24,495	$27,400
Pro forma	20,429	22,726	25,530
Earnings per common share
As reported	$1.08	$1.18	$1.23
Pro forma	0.97	1.09	1.15

Note 12 Commitments

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

Included in these lease obligations are the full amount of the lease payments related to $38 million in construction and lease facilities that were used for the development of the Company’s Dallas, Texas regional distribution facility and seven retail locations. Since the resulting leases are operating leases, no debt obligation is recorded on the Company’s balance sheet. These facilities contain residual guarantee provisions and guarantees under events of default. Although management believes the likelihood of funding to be remote, the maximum guarantee obligation under these facilities is approximately $38 million at December 31, 2001.

	Capital	Operating
	Leases	Leases

2002	$288	$20,393
2003	198	20,563
2004	144	19,314
2005	191	17,707
2006	183	16,792
Subsequent to 2006	1,515	99,807
Less total minimum sublease rentals		(7,653)

Net minimum lease payments		$186,923

Total minimum lease amounts	2,519
Amounts representing interest	(999)

Present value of future minimum lease payments	$1,520

Net rental expense applicable to operating leases consisted of the following (in thousands):

	2001	2000	1999

Property Minimum	$19,470	$18,392	$16,401
Additional rentals based on sales	804	1,202	1,170
Sublease income	(2,447)	(2,337)	(2,334)

	17,827	17,257	15,237
Equipment	5,779	4,859	4,200

	$23,606	$22,116	$19,437

36	Haverty Furniture Companies, Inc.

Notes to Consolidated Financial Statements

Note 13 Selected Quarterly Financial Data (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2001 and 2000 (in thousands, except per share data):

	2001 Quarter Ended

	March 31	June 30	September 30	December 31

Net sales	$167,599	$152,116	$170,645	$187,753
Gross profit	79,491	72,261	81,623	90,250
Credit service charges	3,053	2,834	2,711	2,467
Net income	4,307	2,563	5,611	10,229
Basic earnings per share	0.21	0.12	0.27	0.48
Diluted earnings per share	0.20	0.12	0.26	0.47

	2000 Quarter Ended

	March 31	June 30	September 30	December 31

Net sales	$163,741	$164,413	$177,345	$175,418
Gross profit	78,628	77,470	83,685	83,636
Credit service charges	3,370	3,194	3,105	2,989
Income before cumulative effect of a change in accounting principle	6,509	5,783	7,376	8,183
Cumulative effect of accounting change to a different revenue recognition method, net of tax	(3,356)	—	—	—
Net income	3,153	5,783	7,376	8,183
Per common share:
Income before cumulative effect of a change in accounting principle:
Basic	0.31	0.28	0.36	0.39
Diluted	0.30	0.28	0.35	0.39
Net income:
Basic	0.16	0.28	0.36	0.39
Diluted	0.15	0.28	0.35	0.39

Because of the method used in calculating per share data, the quarterly per share data will not necessarily add to the per share data as computed for the year.

2001 Annual Report	37

Report of Independent Auditors

Board of Directors
Haverty Furniture Companies, Inc.

We have audited the accompanying consolidated balance sheets of Haverty Furniture Companies, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Haverty Furniture Companies, Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2000 the Company changed its method of revenue recognition for merchandise sales.

Atlanta, Georgia
February 7, 2002

38	Haverty Furniture Companies, Inc.

Stockholder Information

Market Prices and Dividend Information

The Company’s two classes of common stock trade on The New York Stock Exchange. The trading symbol for the Common Stock is HVT and for Class A Common Stock is HVT.A. The table below sets forth the high and low sales prices per share as reported on the NYSE and the dividends paid for the last two years:

	2001

	Common Stock			Class A Common Stock

			Dividend			Dividend
Quarter Ended	High	Low	Declared	High	Low	Declared

Mar. 31	$15.0900	$9.6875	$0.0525	$14.0500	$10.3750	$0.0500
June 30	15.1000	12.3500	0.0525	15.0000	12.8500	0.0500
Sept. 30	14.9900	9.2000	0.0525	14.9500	13.9000	0.0500
Dec. 31	16.5500	9.1000	0 0525	16.4000	13.7000	0.0500

	2000

	Common Stock			Class A Common Stock

			Dividend			Dividend
Quarter Ended	High	Low	Declared	High	Low	Declared

Mar. 31	$12.8125	$9.3125	$0.0500	$12.6875	$9.7500	$0.0475
June 30	13.3750	8.1875	0.0500	13.1875	10.0000	0.0475
Sept. 30	12.8125	8.4375	0.0500	12.0000	11.2500	0.0475
Dec. 31	11.8750	9.4375	0.0525	11.4375	9.5625	0.0500

Based on the number of individual participants represented by security position listings, there are approximately 3,400 holders of the Common Stock and 200 holders of the Class A Common Stock.