Form 10-K, Exhibit 13
period 2002-12-31
HAVERTY FURNITURE COMPANIES INC
filed 2003-03-31
CIK 216085

      EXHIBIT 13.1

SELECTED 5-YEAR FINANCIAL DATA

(In thousands, except per share data)	2002	2001	2000	1999	1998

NET SALES	$703,959	$678,112	$680,917	$618,796	$540,298
GROSS PROFIT	339,432	323,624	323,419	293,004	254,549
INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	38,903	36,340	43,861	42,870	26,295
INCOME TAXES	14,588	13,630	16,010	15,470	9,460
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	24,315	22,710	27,851	27,400	16,835
CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF $1,929 TAX BENEFIT(1)	—	—	(3,356)	—	—
NET INCOME	24,315	22,710	24,495	27,400	16,835

EARNINGS PER COMMON SHARE	$1.12	$1.08	$1.18	$1.23	$0.73
DILUTED EARNINGS PER COMMON SHARE	$1.10	$1.06	$1.15	$1.19	$0.72

PROFORMA AMOUNTS ASSUMING THAT THE CHANGE IN REVENUE RECOGNITION HAD OCCURRED PRIOR TO JANUARY 1, 1998:
NET SALES	N/A	N/A	$680,917	$618,526	$537,268
NET INCOME	N/A	N/A	27,851	27,524	16,429
EARNINGS PER COMMON SHARE	N/A	N/A	1.34	1.24	0.72
DILUTED EARNINGS PER COMMON SHARE	N/A	N/A	1.31	1.20	0.70

CASH DIVIDENDS:
AMOUNT	$4,684	$4,365	$4,149	$4,179	$3,745
PER SHARE:
COMMON STOCK	0.2200	0.2100	0.2025	0.1900	0.1650
CLASS A COMMON STOCK	0.2050	0.2000	0.1925	0.1800	0.1550

ACCOUNTS RECEIVABLE, NET	$126,074	$185,785	$175,716	$179,090	$186,172
CREDIT SERVICE CHARGES	9,051	11,066	12,658	14,925	16,960
PROVISION FOR DOUBTFUL ACCOUNTS	3,180	4,061	3,396	4,125	6,456

INVENTORIES	$113,328	$103,662	$109,068	$84,447	$82,084

CAPITAL EXPENDITURES	$45,455	$19,034	$36,105	$30,768	$11,144
DEPRECIATION/AMORTIZATION EXPENSE	15,903	16,239	15,738	14,844	14,272
PROPERTY AND EQUIPMENT, NET	134,203	146,399	144,525	126,997	111,333

TOTAL ASSETS	$404,839	$460,905	$448,163	$404,648	$392,901

LONG-TERM DEBT, INCLUDING CURRENT PORTION	$82,498	$142,969	$181,498	$146,778	$171,489
TOTAL DEBT	82,498	167,969	185,098	155,578	177,889
INTEREST EXPENSE	6,561	10,581	11,707	11,402	13,183

ACCOUNTS RECEIVABLE, NET TO DEBT	152.8%	110.6%	94.9%	115.1%	104.7%
DEBT TO TOTAL CAPITAL	26.8%	45.5%	50.8%	48.0%	53.0%

STOCKHOLDERS’ EQUITY	$224,881	$201,398	$179,375	$168,793	$158,058
BOOK VALUE PER SHARE	10.30	9.45	8.64	7.81	7.08

RETAIL SQ. FT	3,808	3,521	3,557	3,419	3,295
NUMBER OF RETAIL LOCATIONS	111	103	106	103	100
EMPLOYEES	4,037	3,720	3,869	3,636	3,286

(1)  Effective January 1, 2000, the Company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.”

HAVERTY FURNITURE COMPANIES, INC. 2002 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements regarding future events and our future results that are based on current expectations, estimates, forecasts, and projections about the industry and markets in which we operate and the beliefs and assumptions of our management. Words such as “expects,” “anticipates,” “goals,” “intends,” “plans,” “believes,” “estimates,” variations of such words, and similar expressions are intended to identify such forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statement. We believe that these forward-looking statements are reasonable; however, you should not place undue reliance on such statements. Such statements speak only as of the date they are made and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. The following are some of the factors that could cause Havertys’ actual results to differ materially from the expected results described in our forward-looking statements: the ability to maintain favorable arrangements and relationships with key suppliers (including domestic and international sourcing); any disruptions in the flow of imported merchandise, whether caused by war, strikes, tariff, politics or otherwise; conditions affecting the availability and affordability of retail and distribution real estate sites; the ability to attract, train and retain highly qualified associates to staff existing and new stores and distribution facilities and corporate positions; general economic and financial market conditions, which affect consumer confidence and the spending environment for big ticket items; competition in the retail furniture industry; and changes in laws and regulations, including changes in accounting standards, tax statutes or regulations.

Critical Accounting Policies

Consideration Received from Vendors

We have agreements with many of our vendors that provide for advertising allowances. These allowances are earned by fulfilling our obligation to provide specific advertising of these vendors’ products and are recorded as a reduction of our advertising costs. We believe that our vendors will continue to provide these allowances for 2003 and beyond, but we cannot be certain that they will continue to provide comparable amounts of allowances in the future. Beginning January 1, 2003, we will adopt Emerging Issues Task Force (EITF) No. 02-16 (described later in Recent Accounting Pronouncements).

Allowance for Doubtful Accounts

We provide an allowance for doubtful accounts using a method that considers the balances in problem and delinquent categories of accounts, historical write-offs and judgment. Delinquent accounts are generally written off automatically after the passage of nine months without receiving a full scheduled monthly payment. Accounts are written off sooner in the event of a discharged bankruptcy or other circumstances that make further collections unlikely. We assess the adequacy of the allowance account at the end of each quarter.

While our customer base is large and geographically dispersed, a general economic downturn affecting our target customers could result in higher than expected defaults, and, therefore, the need to revise estimates for bad debts. For the years ended December 31, 2002, 2001 and 2000, we recorded provisions for bad debts of $3.2 million, $4.1 million and $3.4 million, respectively.

Store and Warehouse Closing Costs

We periodically evaluate the operations of each of our retail and warehouse locations. This also has been an important part of our transition to our new distribution methods. When we commit to relocate or close a store or warehouse, the estimated costs that we will not recover are charged to expense. These costs include amounts for future lease payments, less any estimated sublease income, any estimated loss on the sale of the land and buildings and the book value of any leasehold improvements that will be left behind.

Beginning January 1, 2003, when we adopt FASB No. 146 (described later in Recent Accounting Pronouncements) this type of expense for leased properties will be recognized when we exit the facilities.

HAVERTY FURNITURE COMPANIES, INC. 2002 ANNUAL REPORT

Operating Results

The following table sets forth for the periods indicated (i) selected income statement data, expressed as a percentage of net sales and (ii) the percentage change in dollar amounts from the prior year in selected income statement data:

				PERCENTAGE CHANGE
	PERCENTAGE OF NET SALES			FROM PRIOR YEAR

	2002	2001	2000	2002	2001

NET SALES	100.0%	100.0%	100.0%	3.8%	(0.4)%
COST OF GOODS SOLD	51.8	52.3	52.5	2.8	(0.8)
GROSS PROFIT	48.2	47.7	47.5	4.9	0.1
CREDIT SERVICE CHARGES	1.3	1.6	1.9	(18.2)	(12.6)
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	43.2	41.9	40.7	7.0	2.4
PROVISION FOR DOUBTFUL ACCOUNTS	0.5	0.6	0.5	(21.7)	19.6
INCOME BEFORE INCOME TAXES	5.5	5.4	6.4	7.1	(17.1)
NET INCOME	3.5	3.3	4.1	7.1	(18.5)

Net Sales

Our sales are generated by customer purchases of home furnishings in our retail stores and revenue is recognized upon delivery to the customer. In addition to total sales increases, another important measure of a retailer’s sales performance is comparable-store or comp-store sales. These are comparisons of sales results of stores that have been open at least one year. The following outlines our sales and comp-store sales increases for each quarter and year as indicated:

	2002			2001			2000

	TOTAL NET SALES		COMP-STORE	TOTAL NET SALES		COMP-STORE	TOTAL NET SALES		COMP-STORE
			SALES			SALES			SALES
		% INCREASE	% INCREASE		% INCREASE	% INCREASE		% INCREASE	% INCREASE
		(DECREASE)	(DECREASE)		(DECREASE)	(DECREASE)		(DECREASE)	(DECREASE)
PERIOD	DOLLARS	OVER PRIOR	OVER PRIOR	DOLLARS	OVER PRIOR	OVER PRIOR	DOLLARS	OVER PRIOR	OVER PRIOR
ENDED	(000)S	PERIOD	PERIOD	(000)S	PERIOD	PERIOD	(000)S	PERIOD	PERIOD (1)

Q1	175.0	4.4	3.4	167.6	2.4	(3.0)	163.7	12.5	9.5
Q2	164.9	8.4	6.6	152.1	(7.5)	(12.2)	164.4	16.0	9.6
Q3	175.7	3.0	0.3	170.6	(3.8)	(8.8)	177.3	13.6	10.1
Q4	188.4	0.4	(6.3)	187.8	7.0	1.9	175.4	0.2	2.6

YEAR	704.0	3.8	0.7	678.1	(0.4)	(5.5)	680.9	10.1	7.8

1.     We changed our revenue recognition method in 2000 and comp-store sales changes are not available. Amounts presented for 2000 are on the “billed method.”

After a period of strong growth from 1998 through mid 2000, sales of big ticket furniture items were negatively impacted as the economy stalled and a recessionary environment ensued in 2001. Our business rebounded slightly in the fourth quarter of 2001 and continued at a better pace until mid year 2002. We believe many people had cut back on their travel during this time and spent more money on their homes as the economy was again growing modestly. In the third quarter of 2002, furniture sales began slowing again as equity market values fell and consumer confidence began eroding. With added geopolitical concerns in recent months, it appears that the economy may be slipping into another recessionary period. Many retailers began advertising aggressive sales promotions to stimulate business and increase their sales volume. We believe that this approach would have negatively impacted our “every day low pricing” integrity with our customers over the longer term. We have instead used some promotional pricing during traditional holiday sales events such as Fourth of July and Labor Day to increase traffic in our stores.

We have entered several new markets and made continued improvements and relocations of our store base. Our total selling square footage increases have historically been in the 5% to 6% range. During 2002, we opened the largest amount of square footage in our history, an increase of 8.2%, as we opened eight new stores and three larger relocated stores.

HAVERTY FURNITURE COMPANIES, INC. 2002 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following outlines the changes in our selling square footage for the three years ended December 31, 2002:

	2002		2001		2000

	# OF	SQ. FT.	# OF	SQ. FT.	# OF	SQ. FT.
	STORES	(000)'S	STORES	(000)'S	STORES	(000)'S

STORES OPENED	11	388	3	136	5	196
STORES CLOSED	3	101	6	172	2	34

PERIOD END BALANCES	111	3,808	103	3,521	106	3,557

Gross Profit

Havertys’ cost of goods sold consists only of the purchase price of the merchandise together with freight costs. Our gross profit is primarily dependent upon strong merchandising, vendor pricing and the mix of products sold. We have developed strong relationships with our suppliers and believe that we receive excellent pricing and superior service from our key vendors in exchange for distribution of their products. The continued improvements related to the products imported from Asia and pricing pressure on domestic suppliers have also generated good values for us. Many retailers have used the decreased costs to support their heavy promotional pricing. Our approach has been to offer products with greater value at our middle to upper-middle price points.

Overall gross profit has also been improved by the increase in the mix of our Havertys branded merchandise line. This private-label product generally carries a modestly higher gross margin. Approximately 10% of our core assortment at the end of 2000 was Havertys brand and this increased to 25% at the end of 2001 and 30% at the end of 2002. We expect that the level of the product mix may move as much as another 5% during 2003 but have no plans to increase it beyond 35%.

Our focus during 2003 will be to continue to weigh the values of the imported product offerings and how we might better source and flow those goods into our supply-chain. We will strengthen the Havertys private label and develop our own “collections” for more effective advertising and brand building.

Selling, General and Administrative Expenses

Selling, general and administrative expenses are comprised of five categories: selling; occupancy; warehouse and delivery; administrative and advertising. Selling expenses are primarily compensation of sales associates and sales support staff and also include bankcard charges. Occupancy costs include rents, depreciation charges, insurance and property taxes, repairs and maintenance expenses and utility costs. Warehouse and delivery costs include personnel, fuel costs, and depreciation and rental charges for equipment and rolling stock. Administrative expenses comprise compensation costs for store management and clerical staff, the information systems, executive, accounting, merchandising, real estate and human resource departments as well as benefits costs for all Havertys employees. Advertising expenses are primarily media production and space, direct mail costs, market research expenses and employee compensation. We believe that our variable SG&A costs are approximately 15% of net sales. The remaining SG&A costs are more fixed in nature, but increase over time due mostly to store growth, and infrastructure expansion and improvement.

Occupancy costs have increased over the three-year period as we have increased our retail square footage 12% and added or replaced 19 stores. As expected, during 2002 these costs increased due to the opening of new stores and also as a function of a sale-leaseback transaction of 11 retail stores. Our occupancy costs for 2001 were similar to 2000 but not leveraged at the same rate given the decline in sales volume in 2001.

Warehouse and delivery costs during 2001 declined modestly over amounts spent in 2000 and as a percentage of sales as we worked carefully to manage our fixed costs. Our 2002 warehouse and delivery expenses rose over those of 2001 as we began the rollout of our distribution changes involving fewer home delivery points. These changes generated the additional expenses that we anticipated as part of the transition but the slowdown in sales hampered our ability to leverage these expenses.

Administrative expenses increased in 2002 over 2001 primarily from the discount charges associated with the one credit program which we began outsourcing to a third party during the fourth quarter of 2001. Administrative expenses exclusive of these new charges increased approximately 2.5% in 2002 over our 2001 costs and 4% in 2001 over 2000.

A large portion of our advertising budget is directed to newspaper inserts or direct mail circulars. The production costs for these printed items are closely related to the costs of paper and we have experienced favorable pricing during 2002 and 2001. We have increased the number of advertising “impressions” without a corresponding increase in our costs.

HAVERTY FURNITURE COMPANIES, INC. 2002 ANNUAL REPORT

Credit Service Charge Revenue and Allowance
for Doubtful Accounts

Our credit service charge revenue has continued to decline as customers choose credit promotions with no interest features. The financing program most frequently chosen by our customers is a 12-month, no interest and 12 equal payments promotion which generates very minor credit revenue, but helps us reduce our interest expense and bad debts due to the faster payout relative to our other in-house credit programs. The outsourced program offers deferred payment for 360 days with an interest accrual that is waived if the entire balance is paid in full at the end of the deferral period. The following highlights the impact these changes have had on our credit service charge revenue, and related accounts receivable and allowance for doubtful accounts (in thousands):

	2002		2001	2000

CREDIT SERVICE CHARGE REVENUE	$9,051	$	11,066	$12,658
AMOUNT FINANCED AS % OF SALES	46.6%		47.1%	46.2%
HAVERTYS	32.6%		46.5%	46.2%
THIRD PARTY	14.0%		0.6%	—
% FINANCED BY HAVERTYS WITH NO INTEREST FOR > 12 MONTHS	69.6%		71.3%	64.5%
ACCOUNTS RECEIVABLE	$131,874	$	192,685	$182,466
ALLOWANCE FOR DOUBTFUL ACCOUNTS	$5,800	$	6,900	$6,750
ALLOWANCE AS A % OF ACCOUNTS RECEIVABLE	4.4%		3.6%	3.7%

Our allowance for doubtful accounts declined in 2002 as lower levels of in-house receivables were generated. We believe that the amounts we pay for the outsourced credit program are justified compared to the increased costs associated with a larger receivables portfolio and the collection risk of a more promotional program. Our provision for doubtful accounts increased in 2001 as compared to 2000 as we experienced a slight rise in the rate of bankruptcy filings by our customers during the second and third quarters of 2001.

Interest Expense

Interest expense declined significantly in 2002 as compared to 2001 due to our 28% decrease in average debt and lower effective interest rate. We also had lower rates in 2001 as compared to 2000 but our average borrowings were 4.8% higher.

Other Income (Loss)

We sold one market area and two of our larger regional area warehouses during 2002 as we transition to our new distribution method that should be completed in 2005. These and other fixed asset sales generated gains of $4.6 million. We had real estate gains in 2001, primarily $2.7 million from the sale of a Sarasota, Florida retail store. These gains in 2001 were partially offset by charges of $1.9 million related to impairments on property held for sale and warehouse and store closing costs. These amounts are primarily future lease obligations, net of estimated sublease income. We recorded $2.1 million of impairment expense in 2000 that was largely offset by real estate gains of $1.7 million.

Provision for Income Taxes

The effective tax rate was 37.5% for 2002 and 2001 and 36.5% in 2000. The effective tax rate differs from the statutory rate as shown in Note 8 of the Notes to the Consolidated Financial Statements. Our future effective tax rates could be adversely affected by changes in tax laws or interpretations. In addition we are subject to the examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the impact resulting from any such examinations to determine the adequacy of our provision for income taxes.

Recent Accounting Pronouncements

In July, 2002, the FASB issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This Statement requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The Statement is effective for exit or disposal activities that are initiated after December 31, 2002. This Statement will require a slight change in timing as to the recognition of the liability for such costs but will not have a material impact on our earnings and financial position.

In November, 2002, the Emerging Issues Task Force reached a consensus on Issue 1 of EITF Issue No. 02-16, “Accounting by a Customer for Cash Consideration Received from a Vendor.” The Issue provides guidance as to the treatment of amounts received by a retailer from a vendor and delineates between amounts that are reductions of the purchase cost of the merchandise or as a reimbursement of costs. The EITF is effective as of January 1, 2003. We receive consideration for cooperative advertising from some of our vendors but we believe we meet the necessary requirements for treatment of these amounts as a reduction of our advertising costs. We do not expect the adoption of EITF No. 02-16 to have a material impact on our earnings and financial position.

HAVERTY FURNITURE COMPANIES, INC. 2002 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities.” We have two operating lease facilities whose structure at December 31, 2002 may meet the definition of a variable interest entity. The entities were established to effect the construction and leasing of two distribution facilities and eight retail locations. Since the resulting leases are operating leases, no debt obligation is recorded on our balance sheet. These facilities contain residual guarantee provisions and guarantees under events of default. Although we believe the likelihood of funding to be remote, the maximum guarantee obligation under these facilities is approximately $43.4 million at December 31, 2002. We expect that we will exercise our purchase options at the end of the terms of these leases, which based on the facilities at December 31, 2002, would be approximately $25.5 million in 2004 and $13.0 million in 2009. FIN 46 is effective for statements in the first interim period beginning after June 15, 2003, and will require consolidation of a variable interest entity by its primary beneficiary. We expect to modify these lease agreements prior to the effective date and accordingly, there will be no impact on our earnings and financial position.

Liquidity and Capital Resources

The following sections discuss the effects of the changes in our balance sheets, cash flows, and commitments on our liquidity and capital resources.

Balance Sheet and Cash Flows

Cash and Cash Equivalents    Cash and cash equivalents were $3.7 million at December 31, 2002, an increase of $3.0 million from $0.7 million at December 31, 2001. The increase was a result of cash provided by the $41.5 million in proceeds from a sale-leaseback transaction and $8.3 million from the sale of property and equipment. These were mostly offset by capital expenditures of $45.5 million. Cash provided by operating activities of $85.3 million included $56.5 million from the reduction in accounts receivable discussed below. Cash was used to repay debt, including a $74.1 million reduction in borrowings under our revolving credit facilities.

We expect that cash provided by operating activities may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, credit programs utilized and accounts receivable collections and inventory management.

Accounts Receivable    Accounts receivable was $126.1 million at December 31, 2002, a decrease of $59.7 million or 32.1% from $185.8 million at December 31, 2001. The decrease in accounts receivable was primarily due to the outsourcing of a credit program to a third party.

Inventories    Inventories were $113.3 million at December 31, 2002, an increase of $9.7 million or 9.3% from $103.7 million at December 31, 2001. We added 287,000 of net retail square footage during 2002 and the related showroom display inventory is estimated to be $4.7 million. In 2002, we began transitioning to a new distribution system that will reduce the number of warehouse sites and inventory pools. During 2002, we consolidated two of our regional warehouses into a new distribution center. Inventory management remains an area of focus as we balance the need to maintain proper inventory levels to ensure competitive delivery times against the lead times and order quantity issues associated with sales of an increasing level of imported products which are shipped via containers.

Property and Equipment    Property and equipment were $134.2 million at December 31, 2002, a decrease of $12.2 million or 8.3% from $146.4 million at December 31, 2001. We completed a sale-leaseback transaction during 2002 in which we sold eleven retail stores with a net book value of $38.0 million that we are leasing under an operating lease agreement. Additionally, we sold other assets, including the vacated regional warehouses discussed above, with a total net book value of $3.7 million. Our capital expenditures during 2002 were $45.5 million. We expect our capital expenditures for 2003 to be approximately $30 million as we add four new retail stores. Funds from operations and bank lines of credit are expected to be adequate to finance our 2003 capital expenditures.

Notes Payable to Banks, Long-term Debt and Capital Lease Obligations    Our total borrowings under notes payable to banks, long-term debt and capital lease obligations were $82.5 million at December 31, 2002, a decrease of $85.5 million or 50.9% from $168.0 million at December 31, 2001.

We utilize revolving lines of credit for general corporate purposes and as interim financing for certain capital expenditures. We negotiated new unsecured revolving credit facilities in March 2002 which were syndicated with six commercial banks and were comprised of two revolving facilities totaling $80.0 million that terminate in September 2005 and a $45.0 million revolving 364-day note. Borrowings under these facilities are unsecured and accrue interest at LIBOR plus a spread which is based on a fixed charge coverage ratio. We had $3.6 million outstanding for letters of credit at December 31, 2002 and these amounts are considered part of the facilities usage. We had $15.9 million of borrowings at December 31, 2002 and an unused capacity of $105.5 million. We terminated the $45.0 million 364-day facility in January 2003.

HAVERTY FURNITURE COMPANIES, INC. 2002 ANNUAL REPORT

We pursue a diversified approach to our financing requirements and generally balance our fixed-rate and capped-rate debt as determined by the interest rate environment. Our overall capital structure at December 31, 2002 was approximately 95% unsecured and 82% interest rate protected. Our debt reduction during 2002 caused variable debt levels to move below typical levels. The average effective interest rate on all our borrowings (excluding capital leases) was 5.7% for 2002.

The following summarizes our contractual obligations and commercial commitments as of December 31, 2002.

	PAYMENTS DUE BY PERIOD
	(IN THOUSANDS)

		LESS THAN			AFTER
CONTRACTUAL OBLIGATIONS	TOTAL	1 YEAR	1 - 3 YEARS	4 - 5 YEARS	5 YEARS

LONG-TERM DEBT[1]	$81,133	$12,592	$24,656	$18,452	$25,433
CAPITAL LEASE OBLIGATIONS	1,365	85	170	185	925
OPERATING LEASES[2]	315,389	26,252	75,735	45,808	167,594

TOTAL CONTRACTUAL CASH OBLIGATIONS	$397,887	$38,929	$100,561	$64,445	$193,952

1.	Includes $15,900 of borrowings under revolving credit facilities.

2.	Management expects that it will exercise its purchase options under certain lease facilities, and accordingly has included in the operating lease obligations, amounts that based on the current facilities would be, approximately $25.5 million in 2004 and $13.0 million in 2009.

	AMOUNT OF COMMITMENT
	EXPIRATION PER PERIOD
	(IN THOUSANDS)

OTHER COMMERCIAL	TOTAL AMOUNTS	LESS THAN			OVER
COMMITMENTS	COMMITTED	1 YEAR	1 - 3 YEARS	4 - 5 YEARS	5 YEARS

LINES OF CREDIT[1]	$105,500	$—	$105,500	$—	$—
STANDBY LETTERS OF CREDIT[2]	3,600	3,600	$—	$—	$—

TOTAL COMMERCIAL COMMITMENTS OBLIGATIONS	$109,100	$3,600	$105,500	$—	$—

1.	Represents unused balance of the Company’s $125 million revolving credit facilities.

2.	Standby letters of credit are provided to insurers and have terms of one year or less but have automatic renewal options at which time they may change based on the insurers’ requirements.

Quantitative and Qualitative Disclosure of
Market Risk

Market risk represents the potential loss arising from adverse changes in the value of financial instruments. The risk of loss is assessed based on the likelihood of adverse changes in fair values, cash flows or future earnings.

In the ordinary course of business, we are exposed to various market risks, including fluctuations in interest rates. To manage the exposure related to this risk, we may use various derivative transactions. As a matter of policy, we do not engage in derivatives trading or other speculative activities. Moreover, we enter into financial instrument transactions with either major financial institutions or highly-rated counterparties thereby limiting exposure to credit and performance-related risks.

We have exposure to floating interest rates through certain of our borrowings. Therefore, interest expense will fluctuate with changes in LIBOR and other benchmark rates. At December 31, 2002, we had two interest rate swap agreements with notional amounts totaling $20 million at rates between 5.75% and 5.72% and maturing September 30, 2005.

HAVERTY FURNITURE COMPANIES, INC. 2002 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31

(In thousands, except per share data)	2002	2001

ASSETS
CURRENT ASSETS
CASH AND CASH EQUIVALENTS	$3,764	$727
ACCOUNTS RECEIVABLE (NOTE 2)	126,074	185,785
INVENTORIES (NOTE 3)	113,328	103,662
DEFERRED INCOME TAXES (NOTE 8)	3,076	1,024
OTHER CURRENT ASSETS	17,583	14,557

TOTAL CURRENT ASSETS	263,825	305,755

PROPERTY AND EQUIPMENT (NOTES 4 AND 7)	134,203	146,399
DEFERRED INCOME TAXES (NOTE 8)	1,654	6,640
OTHER ASSETS	5,157	2,111

	$404,839	$460,905

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
NOTES PAYABLE TO BANKS (NOTE 5)	$—	$25,000
ACCOUNTS PAYABLE AND ACCRUED EXPENSES (NOTE 6)	88,843	87,533
CURRENT PORTION OF LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS (NOTES 7 AND 11)	12,677	11,370

TOTAL CURRENT LIABILITIES	101,520	123,903

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS, LESS CURRENT PORTION (NOTES 7 AND 11)	69,821	131,599
OTHER LIABILITIES	8,617	4,005

TOTAL LIABILITIES	179,958	259,507

COMMITMENTS (NOTE 11)
STOCKHOLDERS’ EQUITY (NOTES 9 AND 12)
CAPITAL STOCK, PAR VALUE $1 PER SHARE
PREFERRED STOCK, AUTHORIZED - 1,000 SHARES; ISSUED: NONE
COMMON STOCK, AUTHORIZED - 50,000 SHARES; ISSUED: 2002 - 23,233; 2001 - 22,509 SHARES (INCLUDING SHARES IN TREASURY: 2002 - 5,927 AND 5,932, RESPECTIVELY)	23,233	22,509
CONVERTIBLE CLASS A COMMON STOCK, AUTHORIZED - 15,000 SHARES; ISSUED: 2002 - 5,048; 2001 - 5,247 SHARES (INCLUDING SHARES IN TREASURY: 2002 AND 2001 - 522)	5,048	5,247
ADDITIONAL PAID-IN CAPITAL	42,365	37,396
RETAINED EARNINGS	214,750	195,119
ACCUMULATED OTHER COMPREHENSIVE LOSS	(2,389)	(697)

	283,007	259,574
LESS COST OF COMMON STOCK AND CONVERTIBLE CLASS A COMMON STOCK IN TREASURY	58,126	58,176

TOTAL STOCKHOLDERS’ EQUITY	224,881	201,398

	$404,839	$460,905

See accompanying notes to consolidated financial statements.

HAVERTY FURNITURE COMPANIES, INC. 2002 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF INCOME

	YEAR ENDED DECEMBER 31
(In thousands, except per share data)	2002	2001	2000

NET SALES	$703,959	$678,112	$680,917
COST OF GOODS SOLD	364,527	354,488	357,498

GROSS PROFIT	339,432	323,624	323,419
CREDIT SERVICE CHARGES	9,051	11,066	12,658

GROSS PROFIT AND OTHER REVENUE	348,483	334,690	336,077
EXPENSES:
SELLING, GENERAL AND ADMINISTRATIVE	304,016	284,027	277,357
INTEREST	6,561	10,581	11,707
PROVISION FOR DOUBTFUL ACCOUNTS	3,180	4,061	3,396
OTHER (INCOME) EXPENSE, NET	(4,177)	(319)	(244)

TOTAL EXPENSES	309,580	298,350	292,216

INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	38,903	36,340	43,861
INCOME TAXES (NOTE 8)	14,588	13,630	16,010

INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	24,315	22,710	27,851
CUMULATIVE EFFECT ON PRIOR YEARS (TO DECEMBER 31, 1999) OF CHANGING TO A DIFFERENT REVENUE RECOGNITION METHOD (NOTE 1)	—	—	(3,356)

NET INCOME	$24,315	$22,710	$24,495

BASIC EARNINGS PER SHARE:
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	$1.12	$1.08	$1.34
CUMULATIVE EFFECT ON PRIOR YEARS (TO DECEMBER 31, 1999) OF CHANGING TO A DIFFERENT REVENUE RECOGNITION METHOD	—	—	(0.16)

NET INCOME	$1.12	$1.08	$1.18

DILUTED EARNINGS PER SHARE:
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	$1.10	$1.06	$1.31
CUMULATIVE EFFECT ON PRIOR YEARS (TO DECEMBER 31, 1999) OF CHANGING TO A DIFFERENT REVENUE RECOGNITION METHOD	—	—	(0.16)

NET INCOME	$1.10	$1.06	$1.15

WEIGHTED AVERAGE COMMON SHARES — BASIC	21,624	21,009	20,795
WEIGHTED AVERAGE DILUTED COMMON SHARES	22,145	21,502	21,203

     See accompanying notes to consolidated financial statements.

HAVERTY FURNITURE COMPANIES, INC. 2002 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS’ EQUITY

		CLASS A			ACCUMULATED
	COMMON	COMMON	ADDITIONAL		OTHER
	STOCK	STOCK	PAID-IN	RETAINED	COMPREHENSIVE	TREASURY
(In thousands, except per share data)	($1 PAR VALUE)	($1 PAR VALUE)	CAPITAL	EARNINGS	INCOME (LOSS)	STOCK	TOTAL

BALANCE AT DECEMBER 31, 1999	$21,639	$5,303	$32,004	$156,428	$—	$(46,581)	$168,793
NET INCOME	—	—	—	24,495	—	—	24,495
CASH DIVIDENDS ON COMMON STOCK:
AMOUNT	—	—	—	(4,149)	—	—	(4,149)
PER SHARE:
COMMON — $0.2025
CLASS A COMMON — $0.1925
CONVERSION OF CLASS A COMMON STOCK	27	(27)	—	—	—	—	—
STOCK OPTION TRANSACTIONS, NET	292	—	1,590	—	—	—	1,882
TREASURY STOCK TRANSACTIONS, NET	—	—	—	—	—	(11,646)	(11,646)

BALANCE AT DECEMBER 31, 2000	21,958	5,276	33,594	176,774	—	(58,227)	179,375
NET INCOME	—	—	—	22,710	—	—	22,710
CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS, NET OF APPLICABLE INCOME TAX LIABILITY OF $30	—	—	—	—	53	—	53
CHANGE IN FAIR VALUE OF DERIVATIVE, NET OF APPLICABLE INCOME TAX BENEFIT OF $448	—	—	—	—	(750)	—	(750)

TOTAL COMPREHENSIVE INCOME							22,013
CASH DIVIDENDS ON COMMON STOCK:
AMOUNT	—	—	—	(4,365)	—	—	(4,365)
PER SHARE:
COMMON — $0.2100
CLASS A COMMON — $0.2000
CONVERSION OF CLASS A COMMON STOCK	29	(29)	—	—	—	—	—
STOCK OPTION TRANSACTIONS, NET	522	—	3,802	—	—	—	4,324
TREASURY STOCK TRANSACTIONS, NET	—	—	—	—	—	51	51

BALANCE AT DECEMBER 31, 2001	22,509	5,247	37,396	195,119	(697)	(58,176)	201,398
NET INCOME	—	—	—	24,315	—	—	24.315
CHANGE IN FAIR VALUE OF DERIVATIVES, NET OF APPLICABLE INCOME TAX BENEFIT OF $1,016	—	—	—	—	(1,692)	—	(1,692)

TOTAL COMPREHENSIVE INCOME							22,623
CASH DIVIDENDS ON COMMON STOCK:
AMOUNT	—	—	—	(4,684)	—	—	(4,684)
PER SHARE:
COMMON — $0.220
CLASS A COMMON — $0.205
CONVERSION OF CLASS A COMMON STOCK	199	(199)	—	—	—	—	—
STOCK OPTION TRANSACTIONS, NET	525	—	4,969	—	—	—	5,494
TREASURY STOCK TRANSACTIONS, NET	—	—	—	—	—	50	50

BALANCE AT DECEMBER 31, 2002	$23,233	$5,048	$42,365	$214,750	$(2,389)	$(58,126)	$224,881

See accompanying notes to consolidated financial statements.

HAVERTY FURNITURE COMPANIES, INC. 2002 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF
CASH FLOWS

	YEAR ENDED DECEMBER 31

(In thousands)	2002	2001	2000

OPERATING ACTIVITIES
NET INCOME	$24,315	$22,710	$24,495
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	—	—	3,356
DEPRECIATION AND AMORTIZATION	15,903	16,239	15,738
PROVISION FOR DOUBTFUL ACCOUNTS	3,180	4,061	3,396
DEFERRED INCOME TAXES	3,552	(1,229)	(2,303)
GAIN ON SALE OF PROPERTY AND EQUIPMENT	(4,580)	(2,558)	(1,671)

SUBTOTAL	42,370	39,223	43,011

CHANGES IN OPERATING ASSETS AND LIABILITIES:
ACCOUNTS RECEIVABLE	56,531	(14,130)	(10,661)
INVENTORIES	(9,666)	5,406	(14,048)
OTHER CURRENT ASSETS	(5,290)	(7,192)	(986)
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	1,310	6,742	(619)

SUBTOTAL	42,885	(9,174)	(26,314)

NET CASH PROVIDED BY OPERATING ACTIVITIES	85,255	30,049	16,697

INVESTING ACTIVITIES
PURCHASES OF PROPERTY AND EQUIPMENT	(45,455)	(19,034)	(36,105)
PROCEEDS FROM SALE-LEASEBACK TRANSACTION	41,485	—	—
PROCEEDS FROM SALE OF PROPERTY AND EQUIPMENT	8,280	3,479	4,510
OTHER INVESTING ACTIVITIES	(782)	105	620

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	3,528	(15,450)	(30,975)

FINANCING ACTIVITIES
NET (DECREASE) INCREASE IN BORROWINGS UNDER REVOLVING CREDIT FACILITIES	(74,100)	(6,300)	42,500
PAYMENTS ON LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS	(11,371)	(11,070)	(12,980)
TREASURY STOCK ACQUIRED	—	—	(11,646)
PROCEEDS FROM EXERCISE OF STOCK OPTIONS	5,494	4,324	1,882
DIVIDENDS PAID	(4,684)	(4,365)	(4,149)
OTHER FINANCING ACTIVITIES	(1,085)	283	165

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(85,746)	(17,128)	15,772

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,037	(2,529)	1,494
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	727	3,256	1,762

CASH AND CASH EQUIVALENTS AT END OF YEAR	$3,764	$727	$3,256

See accompanying notes to consolidated financial statements

HAVERTY FURNITURE COMPANIES, INC. 2002 ANNUAL REPORT

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

NOTE 1
SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES:

Organization:

The Company is a full-service home furnishings retailer with 111 showrooms in 14 states. The Company sells a broad line of residential furniture in the middle to upper-middle price ranges selected to appeal to its predominant target market. As an added convenience to its customers, the Company offers financing through an internal revolving charge credit plan as well as a third party finance company.

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

The Company typically offers its customers an opportunity for Havertys to deliver their purchases. Delivery fees of $10,605,000, $9,578,000, and $8,821,000 were charged to customers in 2002, 2001 and 2000, respectively, and are included in net sales. The costs associated with these deliveries are included in selling, general and administrative expenses and were $22,556,000, $21,149,000 and $20,062,000 in 2002, 2001 and 2000, respectively.

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

Fair Values of Financial Instruments:

The Company’s financial instruments consist of cash, accounts receivable, accounts payable, long-term debt and interest-rate swap agreements. The fair values of cash, accounts receivable and accounts payable approximate their carrying values. The fair value of long-term debt, which was $86,158,000 at December 31, 2002, was determined using quoted market prices for debt of the same remaining maturity and other characteristics. The fair value of interest rate swap agreements is based on the estimated amount the Company would pay to terminate the agreements at the reporting date, taking into

HAVERTY FURNITURE COMPANIES, INC. 2002 ANNUAL REPORT

account current interest rates and the credit worthiness of the swap counterparties.

Derivative Instruments:

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which was amended by FASB Statement Nos. 137 and 138. The Statements require the Company to recognize all derivatives on the balance sheet at fair value and to establish criteria for designation and effectiveness of hedging relationships. The adoption of Statement Nos. 133 and 138 effective January 1, 2001, resulted in an after-tax adjustment of $53,000 in other comprehensive income.

The Company recognizes derivatives as either assets or liabilities on the Consolidated Balance Sheets and measures those instruments at fair value. The Company uses derivative instruments to mitigate its interest risk and does not engage in derivatives trading or other speculative activities.

The derivatives entered into by the Company were designated as cash flow hedges. The effective portion of the derivatives’ gain or loss has been reported as a component of other accumulated income (loss) and will be subsequently reclassified into earnings when the hedged exposure affects earnings. During 2002, there were no significant gains or losses recognized in earnings for hedge ineffectiveness.

The Company has entered into interest rate swap agreements to reduce the impact of changes in interest rates on a portion of its bank revolving credit facilities. At December 31, 2002, the Company had two outstanding interest rate swap agreements, each having a notional amount of $10,000,000. The agreements effectively fix the average interest rate on that portion of the outstanding $80,000,000 floating-rate revolving credit notes at 5.735% through September 30, 2005. Under the terms of the agreements, the Company makes payments at the fixed rate and receives payments at variable rates which are based on LIBOR, adjusted quarterly.

The Company also had a Treasury lock agreement having a notional amount of $25,000,000 at a base Treasury yield of 5.27% which was terminated during the third quarter of 2002. This instrument was related to the sale-leaseback transaction which was also completed in the third quarter. The Company made a $2,000,000 payment since the yield at termination was below the base Treasury yield. This amount was recorded in other comprehensive income and is being amortized over ten years into earnings.

Advertising Expense:

Advertising costs, which include television, radio, newspaper and other media advertising, are expensed upon first showing. The Company incurred $39,400,000, $41,500,000 and $40,700,000 in advertising costs during 2002, 2001 and 2000, respectively.

Impairment of Long-Lived Assets:

The Company periodically reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. Impairment is recognized to the extent the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value. Accordingly, when the Company commits to relocate or close a store or warehouse within the next twelve months, the estimated unrecoverable costs are charged to expense. Such costs include any estimated loss on the sale of land and buildings, the book value of abandoned leasehold improvements and a provision for future lease obligations, less estimated sublease income. The Company will adopt FASB No. 146 effective January 1, 2003, and accordingly, future expense will be recognized when leased facilities are exited. Impairment losses are included in “other (income) expense, net” on the Consolidated Statements of Income. The expense in 2002 was not significant and was $1,900,000 and $2,100,000 in 2001 and 2000, respectively.

Earnings Per Share:

Earnings per common share are computed based on the weighted average number of common shares outstanding. The dilutive effect of the Company’s stock options is included in diluted earnings per common share and had the effect of increasing the weighted average shares outstanding assuming dilution by 521,000, 493,000 and 408,000 in 2002, 2001 and 2000, respectively.

Certain options outstanding during each of the following years and their related exercise prices were not included in the computation of diluted earnings per common share because their exercise price was greater than the average market price of the shares and, therefore, the effect would be antidilutive: 2002 - 1,673,000 shares at prices ranging from $12.50 to $15.94; 2001 — 1,252,900 shares at prices of $13.88 and $15.94, and 2000 — 806,000 shares at prices ranging from $11.14 to $13.88.

HAVERTY FURNITURE COMPANIES, INC. 2002 ANNUAL REPORT

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

Stock-Based Compensation:

At December 31, 2002, the Company has two stock-based employee compensation plans, which are described more fully in Note 12. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation (in thousands):

	2002	2001	2000

NET INCOME, AS REPORTED	$24,315	$22,710	$24,495
DEDUCT: TOTAL STOCK-BASED EMPLOYEE COMPENSATION EXPENSE DETERMINED UNDER FAIR VALUE BASED METHOD FOR ALL AWARDS, NET OF RELATED TAX EFFECTS	(3,070)	(2,281)	(1,769)

PRO FORMA NET INCOME	$21,245	$20,429	$22,726

EARNINGS PER SHARE:
BASIC — AS REPORTED	$1.12	$1.08	$1.18
BASIC — PRO FORMA	$0.98	$0.97	$1.09
DILUTED — AS REPORTED	$1.10	$1.06	$1.15
DILUTED — PRO FORMA	$0.96	$0.95	$1.07

Impact of Recently Issued Accounting Standards:

In July 2002, the FASB issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This Statement requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The Statement is effective for exit or disposal activities that are initiated after December 31, 2002. This Statement will require a slight change in the Company’s timing as to the recognition of its liability for such costs but will not have a material impact on the Company’s earnings and financial position.

In November 2002, the Emerging Issues Task Force reached a consensus on Issue 1 of EITF Issue No. 02-16, “Accounting by a Customer for Cash Consideration Received from a Vendor.” The Issue provides guidance as to the treatment of amounts received by a retailer from a vendor and delineates between amounts that are reductions of the purchase cost of the merchandise or as a reimbursement of costs. The EITF is effective as of January 1, 2003. The Company receives consideration for cooperative advertising from some of its vendors but believes it meets the necessary requirements for treatment of these amounts as a reduction of its advertising costs. The Company does not expect the adoption of EITF No. 02-16 to have a material impact on the Company’s earnings and financial position.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities”. The Company has two operating lease facilities whose structure at December 31, 2002 may meet the definition of a variable interest entity. The entities were established to effect the construction and leasing of two distribution facilities and eight retail locations. Since the resulting leases are operating leases, no debt obligation is recorded on the Company’s balance sheet. These facilities contain residual guarantee provisions and guarantees under events of default. Although Management believes the likelihood of funding to be remote, the maximum guarantee obligation under these facilities is approximately $43,400,000 at December 31, 2002. The Company expects that it will exercise its purchase options at the end of the terms of these leases, which based on the facilities at December 31, 2002, would be approximately $25,500,000 in 2004 and $13,000,000 in 2009. FIN 46 is effective for statements in the first interim period beginning after June 15, 2003 and will require consolidation of a variable interest entity by its primary beneficiary. The Company expects to modify these two lease facilities prior to the effective date and accordingly, there will be no impact on the Company’s earnings and financial position.

NOTE 2
ACCOUNTS RECEIVABLE:

Amounts financed under Company credit programs were, as a percent of net sales, approximately 33% in 2002 and 46% in 2001 and 2000. Accounts receivable are shown net of the allowance for doubtful accounts of $5,800,000 and $6,900,000 at December 31, 2002 and 2001, respectively. Accounts receivable terms vary as to payment terms (30 days to five years) and interest rates (0% to 21%) and are generally collateralized by the merchandise sold. Interest assessments are continued on past-due accounts but not “interest on interest.” Accounts receivable balances have scheduled payment amounts which have been historically collected at a rate faster than the scheduled rate. The scheduled approximate collection amounts are due as follows: $93,491,000 in 2003; $21,374,000 in 2004; $12,568,000 in 2005; and $4,441,000 in 2006 for receivables

HAVERTY FURNITURE COMPANIES, INC. 2002 ANNUAL REPORT

outstanding at December 31, 2002. The total receivables of approximately $131,874,000 are included in current assets in accordance with trade practice.

The Company provides an allowance for doubtful accounts utilizing a methodology which considers the balances in problem and delinquent categories of accounts, historical write-offs and management’s judgment. Delinquent accounts are generally written off automatically after the passage of nine months without receiving a full scheduled monthly payment. Accounts are written off sooner in the event of a discharged bankruptcy or other circumstances that make further collections unlikely. The Company assesses the adequacy of the allowance account at the end of each quarter.

The Company believes that the carrying value of existing customer receivables is the best estimate of fair value because of their short average maturity and estimated bad debt losses have been reserved. Concentrations of credit risk with respect to customer receivables are limited due to the large number of customers comprising the Company’s account base and their dispersion across 14 states.

NOTE 3
INVENTORIES:

Inventories are measured using the last-in, first-out (LIFO) method of inventory valuation because it results in a better matching of costs and revenues. The excess of current cost over such carrying value of inventories was approximately $16,678,000 and $16,446,000 at December 31, 2002 and 2001, respectively. Use of the LIFO valuation method as compared to the FIFO method had the effect of decreasing earnings per common share by $0.01 in 2002, $0.02 in 2001 and $0.03 in 2000, assuming the Company’s effective tax rates were applied to changes in income resulting therefrom, and no other changes in income were made.

NOTE 4
PROPERTY AND EQUIPMENT:

Property and equipment are summarized as follows (in thousands):

	2002	2001

LAND	$26,481	$35,551
BUILDINGS AND IMPROVEMENTS	120,468	140,511
EQUIPMENT	87,418	75,143
BUILDINGS AND EQUIPMENT UNDER CAPITAL LEASE	2,541	5,178
CONSTRUCTION IN PROGRESS	4,156	2,275

	241,064	258,658
LESS ACCUMULATED DEPRECIATION	105,447	108,308
LESS ACCUMULATED CAPITAL LEASE AMORTIZATION	1,414	3,951

PROPERTY AND EQUIPMENT, NET	$134,203	$146,399

In 2002, the Company entered into a sale leaseback arrangement. Under the arrangement, 11 retail stores with a net book value of $38,000,000, were sold for $41,500,000 and leased back under a 20-year operating lease agreement. The gain on this transaction was deferred and is being amortized over the term of the lease agreement.

NOTE 5
CREDIT ARRANGEMENTS:

At December 31, 2002, the Company had $125,000,000 of bank revolving credit facilities with a group of banks which were comprised of (a) two $40,000,000 agreements terminating September 30, 2005 and (b) a $45,000,000 364-day agreement terminating March 27, 2003. The Company owed $15,900,000 under these facilities at December 31, 2002. Amounts available are reduced by outstanding letters of credit which were $3,600,000 at December 31, 2002. The facilities also have provisions for commitment fees.

The weighted average stated interest rates for these outstanding borrowings at December 31, 2002 and 2001 were 2.6% and 3.0%, respectively.

HAVERTY FURNITURE COMPANIES, INC. 2002 ANNUAL REPORT

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

NOTE 6
ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

The components of accounts payable and accrued expenses are as follows (in thousands):

	2002	2001

ACCOUNTS PAYABLE	$39,834	$35,836
ACCRUED COMPENSATION	12,642	11,685
CUSTOMER DEPOSITS	9,074	8,934
TAXES OTHER THAN INCOME TAXES	7,075	6,066
OTHER	20,218	25,012

	$88,843	$87,533

NOTE 7
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS:

Long-term debt and capital lease obligations are summarized as follows (in thousands):

	2002	2001

REVOLVING CREDIT NOTES(A)	$15,900	$65,000
UNSECURED TERM NOTE(B)	16,000	20,000
7.95% UNSECURED TERM NOTE(C)	12,000	13,000
7.44% UNSECURED TERM NOTE(D)	15,000	15,000
7.16% UNSECURED TERM NOTE(E)	19,285	23,571
SECURED DEBT(F)	2,948	4,878
6.3% TO 10.5% CAPITAL LEASE OBLIGATIONS, DUE THROUGH 2016	1,365	1,520

	82,498	142,969
LESS PORTION CLASSIFIED AS CURRENT	12,677	11,370

	$69,821	$131,599

(A)	The Company has revolving credit facilities described in Note 5 under which $15,900,000 had been borrowed at December 31, 2002. Borrowings under these facilities have a floating rate of interest of LIBOR plus a spread which is based on a fixed charge coverage ratio and mature in 2005.

(B)	The term note is payable in quarterly installments of $1,000,000 plus interest and matures in November 2006. The note has a floating rate of interest of LIBOR plus 0.7%.

(C)	The note is payable in semi-annual installments of $500,000, increasing to $2,000,000 commencing in February 2007. The note matures in August 2008 and interest is payable quarterly.

(D)	The note is payable in semi-annual installments of $1,250,000 commencing in January 2003 and matures in October 2008. Interest is payable quarterly.

(E)	The note is payable in semi-annual installments of $2,143,000 plus interest payable quarterly and matures in April 2007.

(F)	Secured debt is comprised of various first mortgage notes and first deeds of trust, including some with fixed rates of interest ranging from 5.7% to 7.9% and some with floating rates of interest ranging from LIBOR plus 0.5% (note rate of 2.9% at December 31, 2002) to 70% of prime rate, due through 2007. The Company may prepay the floating-rate notes at any time without penalty. Property and equipment with a net book value at December 31, 2002 of $12,700,000 are pledged as collateral on secured debt.

The Company’s debt agreements require, among other things, that the Company: (a) meet certain working capital requirements; (b) limit the type and amount of indebtedness incurred; (c) limit operating lease rentals; and (d) grant certain lenders identical security for any liens placed upon the Company’s assets, other than those liens specifically permitted in the loan agreements. Covenants under the revolving credit notes include tests for minimum fixed charge coverage and asset coverage and maximum levels of adjusted debt to total adjusted capital. The Company is in compliance with these covenants at December 31, 2002.

The aggregate maturities of long-term debt (excluding the revolving credit facilities since they are expected to be renewed) and capital lease obligations during the five years subsequent to December 31, 2002 are as follows: 2003 - $12,677,000; 2004 — $12,442,000; 2005 — $12,384,000; 2006 — $12,384,000; and 2007 - $6,253,000.

Cash payments for interest were $8,507,000, $10,306,000 and $11,528,000 in 2002, 2001 and 2000, respectively.

HAVERTY FURNITURE COMPANIES, INC. 2002 ANNUAL REPORT

NOTE 8
INCOME TAXES:

Income tax expense (benefit) (allocated to income before the cumulative effect of a change in accounting principle in 2000) consists of the following (in thousands):

	2002	2001	2000

CURRENT
FEDERAL	$10,272	$14,232	$19,803
STATE	764	627	1,264

	11,036	14,859	21,067

DEFERRED
FEDERAL	3,002	(1,045)	(4,754)
STATE	550	(184)	(303)

	3,552	(1,229)	(5,057)

	$14,588	$13,630	$16,010

The differences between income tax expense in the accompanying consolidated financial statements and the amount computed by applying the statutory Federal income tax rate is as follows (in thousands):

	2002	2001	2000

STATUTORY RATES APPLIED TO INCOME BEFORE INCOME TAXES	$13,616	$12,719	$15,351
STATE INCOME TAXES, NET OF FEDERAL TAX BENEFIT	854	288	625
OTHER	118	623	34

	$14,588	$13,630	$16,010

Deferred tax assets and liabilities as of December 31, 2002 and 2001 were as follows (in thousands):

	2002	2001

DEFERRED TAX ASSETS:
ACCRUED LIABILITIES	$2,292	$4,972
NET PROPERTY AND EQUIPMENT	87	2,598
LEASES	2,658	2,420
DERIVATIVES	1,443	418

TOTAL DEFERRED TAX ASSETS	6,480	10,408

DEFERRED TAX LIABILITIES:
ACCOUNTS RECEIVABLE RELATED	267	1,121
INVENTORY RELATED	924	1,332
OTHER	559	291

TOTAL DEFERRED TAX LIABILITIES	1,750	2,744

NET DEFERRED TAX ASSETS	$4,730	$7,664

The Company made income tax payments of $14,144,000, $17,006,000 and $24,028,000 in 2002, 2001 and 2000, respectively. The Company also received income tax refunds of $4,300,000 in 2002 and $2,733,000 in 2000.

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
BENEFIT PLANS:

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

      (continued)

HAVERTY FURNITURE COMPANIES, INC. 2002 ANNUAL REPORT

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

The following table sets forth the plan’s funded status and amounts recognized in the Company’s consolidated balance sheets at December 31 (in thousands):

	2002	2001

CHANGE IN BENEFIT OBLIGATION:
BENEFIT OBLIGATION AT BEGINNING OF YEAR	$43,441	$40,130
SERVICE COST	2,342	2,229
INTEREST COST	2,831	2,908
PLAN AMENDMENTS	324	—
ACTUARIAL (GAINS) LOSSES	(2,746)	64
BENEFITS PAID	(1,946)	(1,890)

BENEFIT OBLIGATION AT END OF YEAR	44,246	43,441

CHANGE IN PLAN ASSETS:
FAIR VALUE OF PLAN ASSETS AT BEGINNING OF YEAR	38,618	37,668
EMPLOYER CONTRIBUTION	10,000	—
ACTUAL RETURN ON PLAN ASSETS	(1,952)	2,840
BENEFITS PAID	(1,946)	(1,890)

FAIR VALUE OF PLAN ASSETS AT END OF YEAR	44,720	38,618

FUNDED STATUS OF THE PLAN OVER (UNDER) FUNDED	474	(4,823)
UNRECOGNIZED ACTUARIAL LOSS (GAIN)	612	(1,595)
UNRECOGNIZED PRIOR SERVICE COST	739	555

PREPAID (ACCRUED) PENSION EXPENSE INCLUDED IN THE CONSOLIDATED BALANCE SHEET	$1,825	$(5,863)

Net pension cost included the following components (in thousands):

	2002	2001	2000

SERVICE COST	$2,342	$2,229	$2,214
INTEREST COST ON PROJECTED BENEFIT OBLIGATION	2,831	2,908	2,770
EXPECTED RETURN ON PLAN ASSETS	(2,895)	(3,118)	(3,432)
AMORTIZATION OF PRIOR SERVICE COST	140	129	131
AMORTIZATION OF TRANSITION ASSET	—	—	(139)
AMORTIZATION OF ACTUARIAL (GAIN) LOSS	(105)	—	(375)

NET PENSION COST	$2,313	$2,148	$1,169

The weighted-average discount rates used in determining the actuarial present value of benefit obligations were 7.25% at December 31, 2002 and 7.75% at December 31, 2001 and 2000. The annual rate of increase for future compensation was 4.25% for 2002, 4.75% for 2001 and 6% for 2000. The expected long-term rate of return on plan assets was 7.5% for 2002, and 8.5% for 2001 and 2000.

The plan’s assets consist primarily of U.S. Government securities and listed stocks and bonds. Included in the plan assets at December 31, 2002, were 204,000 shares of the Company’s Class A Common Stock with an aggregate fair value of $2,849,000. The plan received $2,894,000 in proceeds from the sale of 151,000 shares of the Company’s Common Stock and $49,000 for dividends on Company shares in 2002.

The Company has a non-qualified, non-contributory supplemental executive retirement plan (SERP) which covers three retired executive officers. The Plan provides annual supplemental retirement benefits to the executives amounting to 55% of final average earnings less benefits payable from the Company’s defined benefit pension plan and Social Security benefits. The Company also has a non-qualified, non-contributory SERP for employees whose retirement benefits are reduced due to their annual compensation levels. The total amount of annual retirement benefits that may be paid to an eligible participant in the Plan from all sources (Retirement Plan, Social Security and the SERP) may not exceed $125,000. Under the plans, which are not funded, the Company pays benefits directly to covered participants beginning at their retirement. At December 31, 2002, the projected benefit obligation for these plans totaled $2,378,000 of which $2,333,000 is included in the accompanying consolidated balance sheet. Pension expense recorded under the SERPs amounted to approximately $626,000, $209,000 and $336,000 for 2002, 2001 and 2000, respectively.

The Company has an employee savings/retirement (401k) plan to which substantially all employees may contribute. The Company matches employee contributions to the extent of 50% of the first 2% of eligible pay and 25% of the next 4% contributed by participants. The Company expensed approximately $1,355,000 in 2002, $1,289,000 in 2001 and $1,185,000 in 2000 in matching employer contributions under this plan.

The Company offers no post-retirement benefits other than pensions and no significant post-employment benefits.

HAVERTY FURNITURE COMPANIES, INC. 2002 ANNUAL REPORT

NOTE 11
COMMITMENTS:

The Company leases certain property and equipment. Initial lease terms range from 5 years to 30 years and certain leases contain renewal options ranging from 1 to 25 years or provide for options to purchase the related property at fair market value or at predetermined purchase prices which do not represent bar- gain purchase options. The leases generally require the Company to pay all maintenance, property taxes and insurance costs.

	CAPITAL	OPERATING
(In thousands)	LEASES	LEASES

2003	$201	$26,252
2004	195	25,565
2005	188	24,638
2006	180	23,747
2007	188	22,061
SUBSEQUENT TO 2007	1,317	154,594

TOTAL MINIMUM PAYMENTS	2,269	276,857
LESS TOTAL MINIMUM SUBLEASE RENTALS		(7,873)

NET MINIMUM LEASE PAYMENTS		$268,984

AMOUNTS REPRESENTING INTEREST	(904)

PRESENT VALUE OF FUTURE MINIMUM LEASE PAYMENTS	$1,365

Net rental expense applicable to operating leases consisted of the following (in thousands):

	2002	2001	2000

PROPERTY MINIMUM	$25,588	$19,470	$18,392
ADDITIONAL RENTALS BASED ON SALES	995	804	1,202
SUBLEASE INCOME	(2,527)	(2,447)	(2,337)

	24,056	17,827	17,257
EQUIPMENT	3,087	5,779	4,859

	$27,143	$23,606	$22,116

NOTE 12
STOCK OPTION PLANS:

The Executive Compensation and Employee Benefits Committee of the Board of Directors serves as Administrator for the Company’s stock option plans. Options are granted by the Committee to officers and non-officer employees. In accordance with certain provisions, options granted to non-employee directors of the Company are automatic annual grants on a pre-determined date to purchase a specific number of shares at the fair market value of the shares on such date. As of December 31, 2002, the maximum number of options which may be granted under the stock option plans was 489,350.

The table below summarizes options activity for the past three years under the Company’s stock option plans.

		WEIGHTED
	OPTION	AVERAGE
	SHARES	PRICE

OUTSTANDING AT DECEMBER 31, 1999	2,372,446	$9.20
GRANTED	196,000	11.45
EXERCISED	(279,846)	6.25
CANCELED OR EXPIRED	(30,600)	10.63

OUTSTANDING AT DECEMBER 31, 2000	2,258,000	9.71
GRANTED	1,270,700	14.03
EXERCISED	(549,800)	6.65
CANCELED OR EXPIRED	(56,750)	12.11

OUTSTANDING AT DECEMBER 31, 2001	2,922,150	12.12
GRANTED	564,300	12.90
EXERCISED	(566,450)	9.01
CANCELED OR EXPIRED	(50,300)	12.50

OUTSTANDING AT DECEMBER 31, 2002	2,869,700	$12.88

EXERCISABLE AT DECEMBER 31, 2002	1,307,850	$11.67

EXERCISABLE AT DECEMBER 31, 2001	1,502,000	$10.50

EXERCISABLE AT DECEMBER 31, 2000	1,698,120	$8.90

All of the options outstanding at December 31, 2002 were for Common Stock. The Company’s grants during 2001 included 503,000 options designated in October 2000, which were subject to shareholders approving additional shares for the Plan in May 2001.

      (continued)

HAVERTY FURNITURE COMPANIES, INC. 2002 ANNUAL REPORT

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

The following table summarizes information about the stock options outstanding as of December 31, 2002:

OPTIONS OUTSTANDING

				OPTIONS EXERCISABLE
		WEIGHTED
		AVERAGE REMAINING	WEIGHTED		WEIGHTED
RANGE OF	NUMBER	CONTRACTUAL LIFE	AVERAGE	NUMBER	AVERAGE
EXERCISE PRICES	OUTSTANDING	(YEARS)	EXERCISE PRICE	EXERCISABLE	EXERCISE PRICE

$6.94 — 9.81	172,500	4.5	$7.35	172,500	$7.35
10.13 — 12.50	952,600	7.2	11.13	604,500	10.88
12.84 — 15.94	1,744,600	8.7	14.38	530,850	13.97

$6.94 — 15.94	2,869,700	7.9	$12.88	1,307,850	$11.67

Options granted prior to 1997 generally vest on the grant date; the remaining options vest over periods from within one year of grant date increasing to four years as the number of options granted to an individual increases. Options granted after 1997 have maximum terms of 10 years.

In addition, the Company had shares available for future purchases under the Employee Stock Purchase Plan at December 31, 2002. This Plan promotes broad-based employee ownership and provides employees a convenient way to acquire Company stock. The Plan is a qualified plan under Section 423 of the Internal Revenue Code and meets the requirements of APB 25 as a non-compensatory plan. The Plan enables the Company to grant options to purchase up to 2,000,000 shares of Common Stock, of which 1,444,627 shares have been exercised from inception of the Plan in 1992, at a price equal to the lesser of (a) 85% of the stock’s fair market value at the date of grant, or (b) 85% of the stock’s fair market value at the exercise date.

Shares purchased may not exceed 10% of the employee’s annual compensation, as defined, or $25,000 of Common Stock at its fair market value (determined at the time such option is granted) for any one calendar year. Employees pay for the shares ratably over a period of six months (the purchase period) through payroll deductions, and cannot exercise their option to purchase any of the shares until the conclusion of the purchase period. In the event an employee elects not to exercise such option, the full amount withheld is refundable. During 2002, options for 59,031 shares were exercised at an average price of $8.96 per share. At December 31, 2002, options for 75,000 shares were outstanding at an option price of $10.47 per share.

Pro forma information regarding net income and earnings per share required by FAS 123 is provided in Note 1. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.

The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2002	2001	2000

RISK-FREE INTEREST RATE	4.0%	5.0%	6.2%
EXPECTED LIFE IN YEARS	5.9	5.8	4.2
EXPECTED VOLATILITY	41.9%	39.3%	38.7%
EXPECTED DIVIDEND YIELD	1.35%	1.30%	1.50%
ESTIMATED FAIR VALUE OF OPTIONS GRANTED PER SHARE	$5.25	$5.54	$3.84

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not provide a reliable single measure of the fair value of its employee stock options.

HAVERTY FURNITURE COMPANIES, INC. 2002 ANNUAL REPORT

NOTE 13
SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2002 and 2001 (in thousands, except per share data):

	2002 QUARTER ENDED

	MARCH 31	JUNE 30	SEPTEMBER 30	DECEMBER 31

NET SALES	$174,953	$164,892	$175,680	$188,434
GROSS PROFIT	84,256	78,158	84,636	92,382
CREDIT SERVICE CHARGES	2,383	2,151	2,148	2,369
NET INCOME	6,730	3,742	5,909	7,934
BASIC EARNINGS PER SHARE	0.31	0.17	0.27	0.36
DILUTED EARNINGS PER SHARE	0.30	0.17	0.27	0.36

	2001 QUARTER ENDED

	MARCH 31	JUNE 30	SEPTEMBER 30	DECEMBER 31

NET SALES	$167,599	$152,116	$170,645	$187,753
GROSS PROFIT	79,491	72,261	81,623	90,250
CREDIT SERVICE CHARGES	3,053	2,834	2,711	2,467
NET INCOME	4,307	2,563	5,611	10,229
BASIC EARNINGS PER SHARE	0.21	0.12	0.27	0.48
DILUTED EARNINGS PER SHARE	0.20	0.12	0.26	0.47

Because of the method used in calculating per share data, the quarterly per share data will not necessarily add to the per share data as computed for the year.

HAVERTY FURNITURE COMPANIES, INC. 2002 ANNUAL REPORT

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Haverty Furniture Companies, Inc.

We have audited the accompanying consolidated balance sheets of Haverty Furniture Companies, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Haverty Furniture Companies, Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2000 the Company changed its method of revenue recognition for merchandise sales.

/s/ ERNST & YOUNG LLP

Atlanta, Georgia
February 7, 2003

HAVERTY FURNITURE COMPANIES, INC. 2002 ANNUAL REPORT

STOCKHOLDER INFORMATION

Market Prices and Dividend Information

The Company’s two classes of common stock trade on The New York Stock Exchange. The trading symbol for the Common Stock is HVT and for Class A Common Stock is HVT.A. The table below sets forth the high and low sales prices per share as reported on the NYSE and the dividends paid for the last two years:

2002

		COMMON STOCK			CLASS A COMMON STOCK

				DIVIDEND			DIVIDEND
QUARTER ENDED		HIGH	LOW	DECLARED	HIGH	LOW	DECLARED

March	31	$21.45	$15.73	$0.0525	$21.25	$16.00	$0.0500
June	30	19.75	16.35	0.0525	19.55	16.70	0.0500
September	30	19.75	11.34	0.0575	19.50	11.90	0.0525
December	31	14.20	9.40	0.0575	14.12	9.90	0.0525

2001

		COMMON STOCK			CLASS A COMMON STOCK

				DIVIDEND			DIVIDEND
QUARTER ENDED		HIGH	LOW	DECLARED	HIGH	LOW	DECLARED

March	31	$15.09	$9.69	$0.0525	$14.05	$10.38	$0.0500
June	30	15.10	12.35	0.0525	15.00	12.85	0.0500
September	30	14.99	9.20	0.0525	14.95	13.90	0.0500
December	31	16.55	9.10	0.0525	16.40	13.70	0.0500

Based on the number of individual participants represented by security position listings, there are approximately 3,400 holders of the Common Stock and 200 holders of the Class A Common Stock.

Corporate Address	Transfer Agent and Registrar	Investor Relations
Haverty Furniture Companies, Inc. 780 Johnson Ferry Road Suite 800 Atlanta, Georgia 30342 (404) 443-2900	For shareholder inquiries concerning dividend checks, transferring ownership, address changes or lost certificates, please contact:	Additional copies of this report, Form 10-K or other financial information is available without charge and may be obtained by written request to Investor Relations at the corporate address.
SunTrust Bank
Notice of Annual Meeting	Corporate Trust Department	We invite you to visit the Investor
Harbor Court Hotel 550 Light Street Baltimore, Maryland 21202	Post Office Box 4625 Atlanta, Georgia 30302-4625 1-800-568-3476	Relations section on the Company’s website at www.havertys.com

Wednesday, May 14, 2003	Independent Auditors
10:00 a.m. Eastern Standard Time	Ernst & Young LLP Atlanta, Georgia 30308-2215

HAVERTY FURNITURE COMPANIES, INC. 2002 ANNUAL REPORT