Form 10-K, Exhibit 13
period 2003-12-31
HAVERTY FURNITURE COMPANIES INC
filed 2004-03-15
CIK 216085

EXHIBIT 13.1

Selected 5-Year Financial Data

(In thousands, except per share data)	2003	2002	2001	2000	1999

Net sales	$744,635	$703,959	$678,112	$680,917	$618,796
Gross profit	365,650	339,432	323,624	323,419	293,004
Income before income taxes and cumulative effect of accounting change	38,725	38,903	36,340	43,861	42,870
Income taxes	14,444	14,588	13,630	16,010	15,470
Income before cumulative effect of accounting change	24,281	24,315	22,710	27,851	27,400
Cumulative effect of accounting change, net of $1,929 tax benefit (1)	1,050	—	—	(3,356)	—
Net income	25,331	24,315	22,710	24,495	27,400

Earnings per Common Share(3)	$1.10	$1.12	$1.08	$1.34	$1.23
Diluted earnings per Common Share(3)	$1.08	$1.10	$1.06	$1.31	$1.19

Cash dividends:
Amount	$5,076	$4,684	$4,365	$4,149	$4,179
Per share:
Common Stock	0.2350	0.2200	0.2100	0.2025	0.1900
Class A Common Stock	0.2150	0.2050	0.2000	0.1925	0.1800

Accounts receivable, net	$97,654	$126,074	$185,785	$175,716	$179,090
Credit service charges	6,392	9,051	11,066	12,658	14,925
Provision for doubtful accounts	1,979	3,180	4,061	3,396	4,125

Inventories	$106,264	$113,328	$103,662	$109,068	$84,447

Capital expenditures	$21,203	$45,455	$19,034	$36,105	$30,768
Depreciation/amortization expense	17,199	15,903	16,239	15,738	14,844
Property and equipment, net	171,546	134,203	146,399	144,525	126,997

Total assets	$433,202	$406,974	$460,905	$448,163	$404,648

Long-term debt, including current portion	$78,930	$82,498	$142,969	$181,498	$146,778
Total debt	78,930	82,498	167,969	185,098	155,578
Interest expense	3,872	6,561	10,581	11,707	11,402

Accounts Receivable, Net to Debt	123.7%	152.8%	110.6%	94.9%	115.1%
Debt to Total Capital	23.8%	26.8%	45.5%	50.8%	48.0%

Stockholders’ equity	$252,736	$224,881	$201,398	$179,375	$168,793
Book value per share	11.28	10.30	9.45	8.64	7.81

Retail Sq. ft	3,919	3,808	3,521	3,557	3,419
Number of Retail Locations	113	111	103	106	103
Employees	4,141	4,037	3,720	3,869	3,636

(1)	Effective December 31, 2003, the Company adopted FASB interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities.” The consolidation of the required entity increased property and equipment by $22.1 million and long-term debt by $19.5 million. The cumulative effect of the change was an addition to income of $1.0 million, net of tax expense of $0.6 million. The impact of this change had it been adopted as of January 1, 1999 would not have been material to income for the years presented.

(2)	Effective January 1, 2000, the Company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.” The cumulative effect of the change was a reduction in income of $3.4 million, net of tax benefit of $1.9 million. The following proforma information is related to that change:

Proforma amounts assuming that the change in revenue recognition had occurred prior to January 1, 1998:

	2000	1999

Net sales	$680,917	$618,526
Net income	27,851	27,524
Earnings per Common share	1.34	1.24
Diluted earnings per Common share	1.31	1.20

(3)	Earnings per Common share and diluted earnings per Common share for 2003 and 2000 are before the impact of the cumulative effect of a change in accounting principle in that year.

Haverty Furniture Companies, Inc. Annual Report 2003	17

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements regarding future events and our future results that are based on current expectations, estimates, forecasts, and projections about the industry and markets in which we operate and the beliefs and assumptions of our management. Words such as “expects”, “anticipates,” “goals”, “intends”, “plans,” “believes,” “estimates”, variations of such words, and similar expressions are intended to identify such forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statement. We believe that these forward-looking statements are reasonable; however, you should not place undue reliance on such statements. Such statements speak only as of the date they are made and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. The following are some of the factors that could cause Havertys’ actual results to differ materially from the expected results described in our forward-looking statements: the ability to maintain favorable arrangements and relationships with key suppliers (including domestic and international sourcing); any disruptions in the flow of imported merchandise, whether caused by war, strikes, tariff, politics or otherwise; conditions affecting the availability and affordability of retail and distribution real estate sites; the ability to attract, train and retain highly qualified associates to staff existing and new stores and distribution facilities and corporate positions; general economic and financial market conditions, which affect consumer confidence and the spending environment for big ticket items; competition in the retail furniture industry; and changes in laws and regulations, including changes in accounting standards, tax statutes or regulations.

Overview

We focus on several key metrics in managing and evaluating our operating performance and financial condition including the following: comparable-store sales, sales by merchandise categories, gross profit, operating costs as a percentage of sales, cash flow, total debt to total capital, and earnings per share.

Our sales are generated by customer purchases of home furnishings in our retail stores and recorded as revenue when delivered to the customer. There is typically a two-week lag between when a customer’s order is placed in one of our stores and when the customer is able to arrange their schedule for delivery. Comparable-store or comp-store sales are comparisons of sales results of stores that have been open at least one year. As a retailer, this performance measure gives a clearer signal as to relative customer spending period over period. Sales of big-ticket items have been negatively impacted during the past few years as the economy has struggled and consumer confidence reached near record lows.

Havertys’ cost of sales includes only the costs associated with the sourcing of our products. Our gross profit is primarily dependent upon merchandising capabilities, vendor pricing and the mix of products sold. The success of our private-label products, Havertys Collections, has continued since their introduction at the end of 2000 and these products have been expanded as a percentage of our overall sales mix. The merchandise for this line is selected to appeal to our target customers and generally carries a modestly higher gross margin. We view the sourcing and mix of our merchandise as important opportunities for improving our performance. The values associated with imported product offerings, the expansion of our Havertys Collections with Premium (higher-end) products and the introduction of a Havertys bedding line during 2004 are part of our short-term strategies to continue improving our gross profit margin. There are certain risks associated with the growing level of non-domestically produced products, such as potential disruptions in merchandise flow, increased tariffs or changes in monetary conditions. We are currently pursuing various plans to mitigate the impact of potential new duties on wooden bedroom furniture manufactured in China.

Our operational focus during the past few years has been on our warehouse and delivery effectiveness as we completely revamped our distribution methodology and consolidated certain customer service functions. This created redundant operations during the transition periods in the affected markets. Now that we have completed the shift for a large portion of our business, our attention has been on refining the process to achieve better operating efficiencies. This has included determining the optimal frequency of deliveries to local markets to meet customer expectations and be economically rational. We are continuing the transformation and consolidation of our distribution systems which is scheduled for completion by the second quarter of 2005.

We entered into a synthetic lease transaction in 1997 covering four retail stores and our distribution center in Dallas, Texas. In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities,” which is discussed more fully below under the heading “Recent Accounting Pronouncements.” FIN 46 requires us to consolidate the assets and debt of the trust that owns the properties and the related lease revenues and depreciation and interest expense. We recorded FIN 46 as a change in accounting principle and applied it cumu-

18  Haverty Furniture Companies, Inc. Annual Report 2003

latively as if the change occurred at December 31, 2003. This resulted in our recording on our balance sheet the net book value of the properties of approximately $22.1 million, long-term debt of $19.5 million, minority interest of $1.0 million and deferred tax liabilities of $.6 million. The cumulative impact on earnings, net of tax expense, was an increase of approximately $1.0 million or $.05 per diluted earnings per share.

Cash flows continued to be strong during 2003, providing funding for $21.2 million in new property and equipment expenditures and $6.7 million in purchases of assets that were previously leased, the reduction of long-term debt by $30.1 million and the increase in our available cash by $27.8 million. Our cash flow accelerated during 2002 and 2003 in part due to the outsourcing of certain credit promotions to a third party finance company. The increased cash has enabled us to repay all of our fixed rate debt instruments that do not have significant pre-payment penalties. Our total debt to total capital was 23.8% at December 31, 2003 (19.1% exclusive of the impact of the adoption of FIN 46), continuing the improvement from 26.8% in 2002 and 45.5% in 2001.

Diluted earnings per share for 2003, prior to the impact of FIN 46, were $1.08 and we earned $1.10 in 2002 and $1.06 in 2001, all three very challenging years.

Critical Accounting Estimates and Assumptions

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

While our customer base is large and geographically dispersed, a general economic downturn affecting our target customers could result in higher than expected defaults, and therefore the need to revise estimates for bad debts. For the years ended December 31, 2003, 2002, and 2001, we recorded provisions for bad debts of $2.0 million, $3.2 million and $4.1 million, respectively. The amount of the provision has dropped as the levels of in-house receivables have decreased.

Store Closing Costs

We periodically evaluate the operations of each of our retail and warehouse locations. This also has been an important part of our transition to our new distribution methods. In the period we close a store or warehouse, the present value of the estimated costs that we will not recover are charged to expense. These costs include any estimated loss on the sale of the land and buildings, the book value of any abandoned leasehold improvements and amounts for future lease payments, less any estimated sublease income. Prior to January 1, 2003, we recorded these estimated costs at the time we committed to a store or warehouse closure.

Consideration Received from Vendors

We have varying agreements with many of our vendors that provide for advertising allowances or rebates. We have historically treated cooperative advertising allowances and vendor rebates as a reduction of advertising expense. We adopted the Emerging Issues Task Force (EITF) Issue No. 02-16 “Accounting by a Customer for Cash Consideration Received from a Vendor” (EITF 02-16), effective January 1, 2003. This new accounting rule provides guidelines for the treatment of advertising allowances and requires vendor rebates to be treated as a reduction of inventory costs for agreements entered into or significantly modified after December 31, 2002.

The adoption of EITF 02-16 did not have a material impact on our 2003 financial statements because we had agreements in place prior to the effective date or we identified and tracked specific incremental advertising costs that were vendor specific which qualify for expense offset. We are currently renegotiating many of our agreements for 2004. Based on the administrative costs associated with tracking and matching allowances to vendor specific advertising costs we will classify all vendor consideration as a reduction of inventory costs as agreements are renewed. Our inventories are measured on the Last-in, First-out (LIFO) method of valuation and are not expected to increase during 2004. Accordingly, we do not anticipate there to be an impact on earnings as we apply this guidance to our new agreements. Gross margin and selling, general and administrative expenses will both increase in the future from their historical basis as vendor consideration is recorded as a reduction to cost of sales rather than as an offset to advertising expense.

Pension and Retirement Benefits

Pension and other retirement plans’ costs require the use of assumptions for discount rates, investment returns, projected salary increases, and mortality rates. The actuarial assumptions used in the Company’s pension and retirement benefit reporting are reviewed annually and compared with external benchmarks to ensure that they appropriately account for the Company’s

Haverty Furniture Companies, Inc. Annual Report 2003	19

Management’s Discussion and Analysis of Financial Condition and Results of Operations

future pension and retirement benefit obligations. While we believe that the assumptions used are appropriate, differences between assumed and actual experience may affect the Company’s operating results. A one percent change in the actuarial assumption for the discount rate would impact 2003 expense for the defined benefit pension plan by approximately $0.2 million, a 9.5% change. A one percent change in the expected return on plan assets would impact 2003 expense for the defined benefit pension plan by approximately $0.4 million, a 19% change. In addition, see note 10 of the notes to consolidated financial statements for a discussion of these assumptions and the effects on the financial statements.

Operating Results

The following table sets forth for the periods indicated (i) selected statement of income data, expressed as a percentage of net sales and (ii) the percentage change in dollar amounts from the prior year in selected statement of income data:

				Percentage Change
	Percentage of Net Sales			From Prior Year
	2003	2002	2001	2003	2002

Net sales	100.0%	100.0%	100.0%	5.8%	3.8%
Cost of sales	50.9	51.8	52.3	4.0	2.8
Gross profit(1)	49.1	48.2	47.7	7.7	4.9
Credit service charges	0.9	1.3	1.6	(29.4)	(18.2)
Selling, general and administrative expenses(1)	44.3	43.2	41.9	8.4	7.0
Provision for doubtful accounts	0.3	0.5	0.6	(37.8)	(21.7)
Income before income taxes(2)	5.2	5.5	5.4	(0.5)	7.1
Net income(2)	3.3	3.5	3.3	(0.1)	7.1

1.	Reclassified vendor rebates and advertising allowances increased the SG&A and gross profit percentages 20 basis points for 2003.

2.	Income before cumulative effect of a change in accounting principle.

Net Sales

The following outlines our sales and comp-store sales increases for the periods indicated (dollars in millions):

	2003			2002			2001

			Comp-Store			Comp-Store			Comp-Store
	Net Sales		Sales	Total Net Sales		Sales	Total Net Sales		Sales

		% Increase	% Increase		% Increase	% Increase		% Increase	% Increase
		(decrease)	(decrease)		(decrease)	(decrease)		(decrease)	(decrease)
Period		over prior	over prior		over prior	over prior		over prior	over prior
Ended	Dollars	period	period	Dollars	period	period	Dollars	period	period

Q1	175.4	0.2	(6.6)	175.0	4.4	3.4	167.6	2.4	(3.0)
Q2	168.6	2.3	(2.2)	164.9	8.4	6.6	152.1	(7.5)	(12.2)
Q3	195.4	11.2	6.1	175.7	3.0	0.3	170.6	(3.8)	(8.8)
Q4	205.3	8.9	5.7	188.4	0.4	(6.3)	187.8	7.0	1.9

Year	744.6	5.8	1.0	704.0	3.8	0.7	678.1	(0.4)	(5.5)

20  Haverty Furniture Companies, Inc. Annual Report 2003

Retail sales of big-ticket home goods have been weak due to consumer anxiety about employment uncertainty, threats of war, war and geopolitical unrest. There was also a lingering negative effect from lower stock market values. We believe that continued strong housing sales and low interest rates are a positive factor for the industry but consumer confidence and further indications of a strengthening economy are key to increased spending for big ticket furniture items. Many retailers have been advertising aggressive sales promotions to stimulate business and increase their sales volume. We believe that this approach would negatively impact our “everyday low pricing” integrity with our customers over the longer term. We have instead used some promotional pricing during traditional sales events. Supplementing the pricing promotions, we also began to advertise longer free interest and deferred payment period financing promotions during 2003. We expect to continue this approach of providing a selection of specially priced merchandise and financing promotions to increase traffic in our stores.

Our sales during 2003 increased across all major categories of furnishings, with bedding, formal dining rooms and upholstery performing better than the average. Our average sales transaction and price per item both remained modestly higher over the prior year periods. Net sales for each period by category were as follows (in millions):

	Year Ended December 31,
	2003	% of Net Sales	2002	% of Net Sales	2001	% of Net Sales

Upholstery	$181.6	24.4%	$168.9	24.0%	$164.2	24.2%
Bedroom	166.6	22.4	164.4	23.4	159.2	23.5
Formal Dining	63.9	8.6	57.6	8.2	61.4	9.1
Casual Dining	37.5	5.0	36.3	5.1	34.7	5.1
Recliners and Sleeper sofas	50.2	6.8	46.9	6.7	44.4	6.6
Occasional	131.3	17.6	128.4	18.2	121.0	17.8

Total Furniture Sales	631.1	84.8	602.5	85.6	584.9	86.3

Bedding Sales	67.2	9.0	57.2	8.1	53.0	7.8
Accessories and Other	46.3	6.2	44.3	6.3	40.2	5.9

Net Sales	$744.6	100.0%	$704.0	100.0%	$678.1	100.0%

Havertys Collections	$153.0	20.5%	$82.8	11.8%	$35.2	5.2%

The recent anti-dumping petition against Chinese furniture makers for allegedly dumping wooden bedroom furniture is working its way through the United States International Trade Commission and the United States Department of Commerce. The final determinations of the Commission will not be made until 2005 but the imposition of preliminary duties will begin in Spring 2004. Approximately 60% of our bedroom furniture sales were from merchandise imported from China. The suppliers of our goods are preparing to shift production to other facilities should the determinations from the Commission be unfavorable. We are planning our purchases and advertising with care until the duties are determined. We cannot predict what amount, if any, of disruption there might be as manufacturers shift their production to other locales or what level of duties-related price increases we will be able to pass on to our customers. We believe that, given our purchasing strength, we will be able to negotiate arrangements with our vendors which will allow us to continue offering all product categories on a competitive basis.

Gross Profit

Cost of sales consists primarily of the purchase price of the merchandise together with freight costs and the sourcing costs of our products. Our gross profit is largely dependent upon merchandising capabilities, vendor pricing and the mix of products sold. We have developed strong relationships with our suppliers and believe that we receive excellent pricing and superior service from

Haverty Furniture Companies, Inc. Annual Report 2003	21

Management’s Discussion and Analysis of Financial Condition and Results of Operations

our key vendors in exchange for distribution of their products. The continued improvements related to the products imported from Asia and pricing pressure on domestic suppliers have also generated good values for us. Many retailers have used the decreased costs to support their heavy promotional pricing. Our approach has been to offer products with greater value at our established middle to upper-middle price points. Gross profit before the 20 basis point impact of the reclassified vendor rebates and advertising allowances, as a percentage of sales, was 48.9%, a 70 basis points increase over the 48.2% gross profit in 2002 and a 120 basis points improvement over the 47.7% gross profit in 2001.

Gross profit has been improved by the increase in the level of sales of our Havertys Collections. These private-label products generally carry a modestly higher gross margin, as manufacturers do not have their proprietary advertising costs to recoup. We have gradually increased the number of Havertys Collections items in our merchandise mix since its introduction in 2000. Sales of these private-label lines as a percent of total sales have grown to 20.5% in 2003 from 11.8% in 2002, with steady increases to 30% in the months in late 2003 and in early 2004. We expect that this trend will continue and Havertys Collections could be as much as 50% of our total sales during the last months of 2004.

During much of 2003 our focus was to seek values with imported product offerings and to explore how we might better source and flow those goods. Our core furniture merchandise comprises approximately 85% of the furniture items, excluding bedding and accessories, which we carry in all of our stores. Additional products that are more regionally focused and items needed to merchandise our larger retail stores supplement the core furniture merchandise assortment. Of our core merchandise groups at December 31, 2002, imported products comprised approximately 37% and this increased to approximately 60% by the end of 2003 as new products were received and displayed in our showrooms. Wood products, or “case goods,” are generally imported, and so only 20% of our selected case goods at December 31, 2003 were produced domestically. Upholstered items are not as heavily imported, with the exception of our leather products, of which almost 100% were imported during 2003. The Havertys Collections lines are approximately 80% imported with virtually all case goods and leather items being imported. We believe for the selected imported items we purchase, we achieve substantial savings as compared to domestically produced similar products.

Selling, General and Administrative Expenses

Selling, general and administrative expenses are comprised of five categories: selling; occupancy; warehouse and delivery; administrative; and advertising. Selling expenses primarily are comprised of compensation of sales associates and sales support staff. Occupancy costs include rents, depreciation charges, insurance and property taxes, repairs and maintenance expenses and utility costs. Warehouse and delivery costs include personnel, fuel costs, and depreciation and rental charges for equipment and rolling stock. Administrative expenses are comprised of compensation costs for store management, information systems, executive, finance, merchandising, advertising, real estate and human resource departments as well as retirement costs for all Havertys employees. Advertising expenses are primarily media production and space, direct mail costs, market research expenses and employee compensation.

Our SG&A costs were negatively impacted by the transition to our new distribution system and the expense related to the increased outsourcing of certain credit programs. We began transitioning to our new distribution system in June 2002 and completed the Eastern distribution center rollout program one year later. Total SG&A costs, before the impact of the reclassified vendor rebates and allowances, as a percentage of net sales were 44.1% for 2003 as compared to 43.2% and 41.9% in 2002 and 2001, respectively.

Total occupancy costs have increased over the three-year period as we have increased our square footage 11.7% and added or replaced 18 stores. As expected, during 2002 these costs increased due to new stores and also as a function of a sale-leaseback transaction of 11 retail stores. The occupancy costs as a percentage of sales remained relatively flat in 2003 as compared to 2002.

Warehouse and delivery costs during 2003 were higher than the 2002 amounts as the new facilities were in operation for a full year. We now have 52 stores fully integrated into our new distribution system, representing approximately 45% of our sales. These expenses in 2002 rose over those of 2001 as we began the rollout of our distribution changes. These changes generated the additional expenses that we anticipated as part of the transition but slower than expected sales growth hindered our ability to leverage these expenses. We are continuing our focus on refinements of our new system and related reductions in costs. These changes include adjusting the service frequency to our local mar-

22  Haverty Furniture Companies, Inc. Annual Report 2003

kets and implementing automated routing of home deliveries. Additional savings should be derived as sales increase and the operational costs of our new facilities are further leveraged. The increasing amount of product manufactured overseas amplifies the need for excellent supply-chain management, given the longer lead times from order placement to arrival, and the need to receive and warehouse the larger order volumes of product associated with importing.

Administrative expenses increased in 2003 over 2002 and 2001 primarily from the charges associated with the credit programs that we began outsourcing to a third party during the fourth quarter of 2001. During 2003, we also incurred significant increases in our group insurance costs and in property and casualty insurance premiums. Administrative expenses exclusive of these changes decreased as a percentage of sales by approximately 20 basis points in 2003 compared to 2002 and 30 basis points versus 2001.

Credit Service Charge Revenue and Allowance for Doubtful Accounts

Our credit service charge revenue has continued to decline as customers choose credit promotions with no interest features. The in-house financing program most frequently chosen by our customers is a 12-month, no interest and 12 equal payments promotion which generates very minor credit revenue, but helps us reduce our interest expense and bad debts due to the faster payout relative to our other in-house credit programs. The standard outsourced program offers deferred payment for 360 days with an interest accrual that is waived if the entire balance is paid in full at the end of the deferral period. Beginning in the third quarter of 2003, another similar outsourced promotion was offered for larger purchases that allows for deferred payments up to 18 months. This promotion has become the most popular of all the credit programs offered.

The following highlights the impact these changes have had on our credit service charge revenue and related accounts receivable and allowance for doubtful accounts (in thousands):

	For the Year Ended December 31,
	2003	2002	2001

Credit Service Charge Revenue	$6,392	$9,051	$11,066
Amount Financed as a % of Sales:
Havertys	25.1%	32.6%	46.5%
Third Party	21.0%	14.0%	0.6%

	46.1%	46.6%	47.1%
% Financed by Havertys:
No Interest for 12 Months	55.7%	69.4%	65.7%
No Interest for >12 Months	17.3%	0.2%	5.6%
No Interest < 12 Months	14.7%	18.3%	18.7%
Other	12.3%	12.1%	10.0%

	100.0%	100.0%	100.0%

	December 31,
	2003	2002	2001

Accounts receivable	$102,154	$131,874	$192,685
Allowance for doubtful accounts	4,500	5,800	6,900
Allowance as a % of accounts receivable	4.4%	4.4%	3.6%

Our allowance for doubtful accounts declined in 2003 as lower levels of in-house receivables were generated. We believe that the amounts we pay for the outsourced credit program are justified compared to the increased costs associated with a larger receivables portfolio and the collection risks of the more promotional credit offers needed to remain competitive. Our allowance for doubtful accounts as a percentage of the receivables pool is the same at the end of 2003 and 2002 as delinquency and problem category percentages are similar. The rate of bankruptcy filings by our customers increased in 2002 contributing to the higher ending allowance as a percentage of the receivables pool as compared to 2001.

Haverty Furniture Companies, Inc. Annual Report 2003	23

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Interest Expense

Interest expense declined in 2003 from the 2002 level, and 2002 was a decline from 2001. We significantly reduced our average debt level in 2003 in addition to reductions made during 2002. Average debt decreased 42% in 2003 and 28% in 2002. These reductions were partly offset by an increase in our effective interest rate of 71 basis points in 2003 compared to 2002, as most of the debt reduction was in lower cost, floating rate borrowings.

Other Income (Loss)

Other income (loss) is primarily related to real estate. We have had dispositions of warehouses as we transition our distribution methodology to various markets. During 2003, we had gains from the sale of two local market warehouses and also had gains from other retail properties. We sold one market area and two of our larger regional warehouses during 2002 as part of the real estate gains of $4.6 million. We had real estate gains in 2001 of $2.6 million primarily from the sale of a Florida retail store. The gains in 2001 were partially offset by charges of $1.9 million related to impairments on property held for sale and warehouse and store closing costs. These charges were primarily for future lease obligations, net of estimated sublease income.

Provision for Income Taxes

The effective tax rate was 37.3% for 2003 and 37.5% for 2002 and 2001. The effective tax rate differs from the statutory rate primarily due to state income taxes, net of the Federal tax benefit.

Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities.” The Interpretation requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Previously, entities were generally consolidated by an enterprise that has a controlling financial interest through ownership of a majority voting interest in the entity.

During 2003, we concluded that the we were the primary beneficiary of a variable interest entity (VIE) that is the lessor under an operating lease of our Dallas distribution center and its attached retail space and three retail locations. Effective December 31, 2003, the Company consolidated the VIE and recorded a cumulative effect of an accounting change of $1.0 million (net of income tax expense of $0.6 million).

Consolidation of the VIE increased property and equipment $26.0 million, accumulated depreciation by $3.8 million, long-term borrowings by $19.5 million and created a minority interest of $1.0 million. The effect of consolidating this VIE is not expected to have a significant impact on future periods.

Liquidity and Capital Resources

The following sections discuss the sources of our cash flows and commitments which impact our liquidity and capital resources on both a short-term and long-term basis. Cash increased $27.8 million in 2003 and $3.0 million in 2002, and decreased $2.5 million in 2001.

Cash flow generated from operations provides us with a significant source of liquidity, particularly beginning in 2002 when we began outsourcing certain credit programs. Cash provided by operations remained strong at $82.0 million in 2003 compared to $86.6 million in 2002. The modest decrease was due in part to a lesser impact of the credit outsourcing program begun in 2002. The 5.8% decrease in inventory resulting from our focus on inventory management also contributed to our strong cash flow in 2003.

Cash flows used in investing activities was $25.0 million in 2003 as compared to cash generated from investing activities of $3.5 million in 2002. Investing activities in 2003 were primarily for capital expenditures and purchases of properties previously under leases. Capital expenditures of $45.5 million during 2002 were partly offset by a $41.5 million sale-leaseback transaction in which we sold 11 retail stores with a net book value of $38.0 million that we are leasing under an operating lease agreement. Additionally, we sold other assets, including the vacated regional warehouses, and generated proceeds of $8.3 million (see “Capital Expenditures” for further discussion of past and expected outflows).

Cash flows used in financing activities was $29.2 million in 2003 as compared to $87.1 million in 2002. Cash flows in both years were used to reduce borrowings under our revolving credit facilities and to repay long-term debt. We used our revolving credit facilities partially to fund capital expenditures during 2002 and early 2003. Our additional cash from operations was used to repay all amounts outstanding under these facilities during the second half of 2003.

24  Haverty Furniture Companies, Inc. Annual Report 2003

Financings

We have revolving lines of credit available for general corporate purposes and as interim financing for capital expenditures. These credit facilities are syndicated with six commercial banks and comprised of two revolving lines totaling $80.0 million that terminate in September 2005. Borrowings under these facilities are unsecured and accrue interest at LIBOR plus a spread that is based on a fixed-charge coverage ratio. We had letters of credit in the amount of $4.5 million outstanding at December 31, 2003, and these amounts are considered part of the facilities usage. We had an unused capacity of $75.5 million at December 31, 2003.

We have reviewed all of our fixed-rate long-term debt and as of December 31, 2003 repaid those facilities that do not include significant prepayment penalties or other issues that would make accelerating the payments problematic.

We pursue a diversified approach to our financing requirements and generally balance our fixed-rate and capped-rate debt as determined by the interest rate environment. Our overall capital structure at December 31, 2003, was approximately 64% unsecured and 84% with fixed rates of interest. Our debt reduction has caused variable rate debt levels to move below typical levels. The average effective interest rate on all borrowings (excluding capital leases and the VIE debt) was 7.9% at December 31, 2003. Our long-term debt-to-equity ratio was 23.8% at December 31, 2003, including the VIE debt.

The following summarizes our contractual obligations and commercial commitments as of December 31, 2003.

	Payments Due by Period (in thousands)

	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years

Long-Term Debt[1]	$70,557	$13,174	$26,462	$15,353	$15,568
Capital Lease Obligations[2]	8,373	7,176	170	200	827
Operating Leases[3]	274,085	36,564	45,563	41,040	150,918

Total Contractual Obligations[4]	$353,015	$56,914	$72,195	$56,593	$167,313

1)	Includes $19,455 of debt recorded in connection with the cumulative effect change in accounting principle.

The debt is related to the development of a regional distribution center and four retail locations.

2)	Includes $7.1 million in 2004, reflecting the Company’s planned purchase of assets under a capital lease at December 31, 2003.

3)	Includes $13.0 million in 2004, reflecting the Company’s planned purchase of assets under operating leases at December 31, 2003.

4)	The Company did not have any legally binding outstanding purchase obligations at December 31, 2003.

Haverty Furniture Companies, Inc. Annual Report 2003	25

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Store Expansion and Capital Expenditures

We have entered several new markets and made continued improvements and relocations of our store base. Our total selling square footage has increased an average of approximately 6% over the past 10 years. During 2002, we opened the second largest amount of square footage in our history as we opened eight new stores and three larger relocated stores. The following outlines the changes in our selling square footage for the three years ended December 31, 2003 (square footage in thousands):

	2001		2002		2003
		Square		Square		Square
	# of Stores	Footage	# of Stores	Footage	# of Stores	Footage
Stores Opened	3	136	11	388	4	161
Stores Closed	6	172	3	101	2	50

Year End Balances	103	3,521	111	3,808	113	3,919

We are expecting to add approximately 3% retail square footage during 2004 as we open a new store in Ohio and add stores in the Metro- DC and San Antonio, Texas markets.

Our investing activities in stores and operations in 2002 and 2003 and planned outlays for 2004 are categorized in the table below. Capital expenditures for stores in the years noted do not necessarily coincide with the years in which the store opens. We have made or expect to make purchases of properties that were previously recorded as capital leases on our balance sheet or as operating leases and have shown those amounts in this table and in the total contractual obligations table.

(in thousands)	2002	2003	Proposed 2004
Stores:
New Stores	$25,328	$8,075	$15,800
Remodels/Expansions	2,349	2,390	6,000
Maintenance	1,000	1,741	2,300

Total Stores	28,677	12,206	24,100
Distribution:	12,478	3,147	18,800
Information Technology:	—	—	—

Capital expenditures for new property and equipment	45,455	21,203	46,000
Purchases of assets in operations previously under lease	—	6,688	20,100

Total	$45,455	$27,891	$66,100

26	Haverty Furniture Companies, Inc. Annual Report 2003

We will be disposing of warehouses and land during 2004 and proceeds from these sales are estimated to be approximately $10 million. Cash balances, funds from operations, proceeds from sales of properties and bank lines of credit are expected to be adequate to finance our 2004 capital expenditures.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the potential loss arising from adverse changes in the value of financial instruments. The risk of loss is assessed based on the likelihood of adverse changes in fair values, cash flows or future earnings.

In the ordinary course of business, we are exposed to various market risks, including fluctuations in interest rates. To manage the exposure related to this risk, we may use various derivative transactions. As a matter of policy, we do not engage in derivatives trading or other speculative activities. Moreover, we enter into financial instrument transactions with either major financial institutions or highly credit rated counter parties, thereby limiting exposure to credit and performance-related risks.

We have exposure to floating interest rates through certain of our borrowings. Therefore, interest expense will fluctuate with changes in LIBOR and other benchmark rates. At December 31, 2003, we had two interest rate swap agreements with notional amounts totaling $20 million at rates between 5.75% and 5.72% and maturing September 30, 2005. We do not believe a 100 basis point change in interest rates would have a significant adverse impact on our operating results or financial position.

Report of Independent Auditors

Board of Directors
Haverty Furniture Companies, Inc.

We have audited the accompanying consolidated balance sheets of Haverty Furniture Companies, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Haverty Furniture Companies, Inc. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2003 the Company adopted Interpretation No. 46, “Consolidation of Variable Interest Entities.”

Atlanta, Georgia
February 6, 2004

Haverty Furniture Companies, Inc. Annual Report 2003	27

Consolidated Balance Sheets

	December 31
(In thousands, except per share data)	2003	2002
ASSETS
Current assets
Cash and cash equivalents	$31,591	$3,764
Accounts receivable (Note 2)	97,654	126,074
Inventories (Note 3)	106,264	113,328
Deferred income taxes (Note 8)	3,193	3,076
Other current assets	17,783	19,718

Total current assets	256,485	265,960

Property and equipment (Notes 4 and 7)	171,546	134,203
Deferred income taxes (Note 8)	—	1,654
Other assets	5,171	5,157

	$433,202	$406,974

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Notes payable to banks (Note 5)	$—	$—
Accounts payable and accrued expenses (Note 6)	90,668	89,252
Current portion of long-term debt and capital lease obligations (Notes 7 and 12)	13,528	12,677

Total current liabilities	104,196	101,929

Long-term debt and capital lease obligations, less current portion (Notes 7 and 12)	65,402	69,821
Other liabilities	10,868	10,343

Total liabilities	180,466	182,093

Commitments (Note 12)
Stockholders’ equity (Notes 9 and 11)
Capital Stock, par value $1 per share
Preferred Stock, Authorized – 1,000 shares; Issued: None
Common Stock, Authorized – 50,000 shares; Issued: 2003 – 23,958; 2002 – 23,233 shares	23,958	23,233
Convertible Class A Common Stock, Authorized – 15,000 shares; Issued: 2003 – 4,916; 2002 – 5,048 shares	4,916	5,048
Additional paid-in capital	49,019	42,365
Retained earnings	235,005	214,750
Accumulated other comprehensive loss	(1,881)	(2,389)
Less treasury stock at cost – Common Stock (2003 – 5,943 shares; 2002 – 5,927 shares) and Convertible Class A Common Stock (2003 and 2002 – 522 shares)	(58,281)	(58,126)

Total stockholders’ equity	252,736	224,881

	$433,202	$406,974

See accompanying notes to consolidated financial statements.

28	Haverty Furniture Companies, Inc. Annual Report 2003

Consolidated Statements of Income

	Year Ended December 31
(In thousands, except per share data)	2003	2002	2001
Net sales	$744,635	$703,959	$678,112
Cost of goods sold	378,985	364,527	354,488

Gross profit	365,650	339,432	323,624
Credit service charges	6,392	9,051	11,066

Gross profit and other revenue	372,042	348,483	334,690
Expenses:
Selling, general and administrative	329,621	304,016	284,027
Interest	3,872	6,561	10,581
Provision for doubtful accounts	1,979	3,180	4,061
Other (income) expense, net	(2,155)	(4,177)	(319)

Total expenses	333,317	309,580	298,350

Income before income taxes and cumulative effect of a change in accounting principle	38,725	38,903	36,340
Income taxes (Note 8)	14,444	14,588	13,630

Income before cumulative effect of a change in accounting principle	24,281	24,315	22,710
Cumulative effect of a change in accounting principle (Note 1)	1,050	—	—

Net income	$25,331	$24,315	$22,710

Basic earnings per share:
Income before cumulative effect of a change in accounting principle	$1.10	$1.12	$1.08
Cumulative effect of a change in accounting principle	0.05	—	—

Net income	$1.15	$1.12	$1.08

Diluted earnings per share:
Income before cumulative effect of a change in accounting principle	$1.08	$1.10	$1.06
Cumulative effect of a change in accounting principle	0.05	—	—

Net income	$1.13	$1.10	$1.06

Weighted average common shares - basic	21,992	21,624	21,009
Weighted average diluted common shares	22,437	22,145	21,502

See accompanying notes to consolidated financial statements.

Haverty Furniture Companies, Inc. Annual Report 2003	29

Consolidated Statements of Stockholders’ Equity

		Class A			Accumulated
	Common	Common	Additional		Other
	Stock	Stock	Paid-in	Retained	Comprehensive	Treasury
(In thousands, except per share data)	($1 Par Value)	($1 Par Value)	Capital	Earnings	Income (Loss)	Stock	Total
BALANCE AT DECEMBER 31, 2000	$21,958	$5,276	$33,594	$176,774	$—	$(58,227)	$179,375
Net income	—	—	—	22,710	—	—	22,710
Cumulative effect of a change in accounting for derivative financial instruments, net of applicable income tax liability of $30	—	—	—	—	53	—	53
Change in fair value of derivative, net of applicable income tax benefit of $448	—	—	—	—	(750)	—	(750)

Total comprehensive income							22,013
Cash dividends on common stock:
Amount	—	—	—	(4,365)	—	—	(4,365)
Per share:
Common - $0.2100
Class A Common - $0.2000
Conversion of Class A Common Stock	29	(29)	—	—	—	—	—
Tax benefit from employees’ stock options	—	—	1,202	—	—	—	1,202
Stock option transactions, net	522	—	2,600	—	—	—	3,122
Treasury stock transactions, net	—	—	—	—	—	51	51

BALANCE AT DECEMBER 31, 2001	22,509	5,247	37,396	195,119	(697)	(58,176)	201,398
Net income	—	—	—	24,315	—	—	24,315
Change in fair value of derivatives, net of applicable income tax benefit of $1,016	—	—	—	—	(1,692)	—	(1,692)

Total comprehensive income							22,623
Cash dividends on common stock:
Amount	—	—	—	(4,684)	—	—	(4,684)
Per share:
Common - $0.220
Class A Common - $0.205
Conversion of Class A Common Stock	199	(199)	—	—	—	—	—
Tax benefit from employees’ stock options	—	—	1,328	—	—	—	1,328
Stock option transactions, net	525	—	3,641	—	—	—	4,166
Treasury stock transactions, net	—	—	—	—	—	50	50

BALANCE AT DECEMBER 31, 2002	23,233	5,048	42,365	214,750	(2,389)	(58,126)	224,881
Net income	—	—	—	25,331	—	—	25,331
Change in fair value of derivatives, net of applicable income tax liability of $192	—	—	—	—	508	—	508

Total comprehensive income							25,839
Cash dividends on common stock:
Amount	—	—	—	(5,076)	—	—	(5,076)
Per share:
Common - $0.235
Class A Common - $0.215
Conversion of Class A Common Stock	132	(132)	—	—	—	—	—
Tax benefit from employees’ stock options	—	—	1,143	—	—	—	1,143
Stock option transactions, net	593	—	5,511	—	—	—	6,104
Treasury stock transactions, net	—	—	—	—	—	(155)	(155)

BALANCE AT DECEMBER 31, 2003	$23,958	$4,916	$49,019	$235,005	$(1,881)	$(58,281)	$252,736

See accompanying notes to consolidated financial statements.

30	Haverty Furniture Companies, Inc. Annual Report 2003

Consolidated Statements of Cash Flows

	Year ended December 31
(In thousands)	2003	2002	2001
OPERATING ACTIVITIES
Net income	$25,331	$24,315	$22,710
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of a change in accounting principle	(1,050)	—	-
Depreciation and amortization	17,199	15,903	16,239
Provision for doubtful accounts	1,979	3,180	4,061
Tax benefit from stock option exercises	1,143	1,328	1,202
Deferred income taxes	851	3,552	(1,229)
(Gain) loss on sale of property and equipment	(316)	(4,580)	(2,558)

Subtotal	45,137	43,698	40,425

Changes in operating assets and liabilities:
Accounts receivable	26,441	56,531	(14,130)
Inventories	7,064	(9,666)	5,406
Other current assets	1,935	(5,290)	(7,192)
Accounts payable and accrued expenses	1,416	1,310	6,742

Subtotal	36,856	42,885	(9,174)

NET CASH PROVIDED BY OPERATING ACTIVITIES	81,993	86,583	31,251

INVESTING ACTIVITIES
Capital expenditures	(21,203)	(45,455)	(19,034)
Purchases of properties previously under leases	(6,688)	—	—
Proceeds from sale-leaseback transaction	—	41,485	—
Proceeds from sale of property and equipment	2,895	8,280	3,479
Other investing activities	(14)	(782)	105

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(25,010)	3,528	(15,450)

FINANCING ACTIVITIES
Proceeds from borrowings under revolving credit facilities	208,400	372,500	341,992
Payments of borrowings under revolving credit facilities	(224,300)	(446,600)	(348,292)

Net decrease in borrowings under revolving credit facilities	(15,900)	(74,100)	(6,300)
Payments on long-term debt and capital lease obligations	(14,217)	(11,371)	(11,070)
Treasury stock acquired	(155)	—	—
Proceeds from exercise of stock options	6,104	4,166	3,122
Dividends paid	(5,076)	(4,684)	(4,365)
Other financing activities	88	(1,085)	283

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(29,156)	(87,074)	(18,330)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	27,827	3,037	(2,529)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,764	727	3,256

CASH AND CASH EQUIVALENTS AT END OF YEAR	$31,591	$3,764	$727

See accompanying notes to consolidated financial statements.

Haverty Furniture Companies, Inc. Annual Report 2003	31

Notes to Consolidated
Financial Statements

Note 1, SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES:

Organization:

The Company is a full-service home furnishings retailer with 113 showrooms in 15 states. The Company sells a broad line of residential furniture in the middle to upper-middle price ranges selected to appeal to its predominant target market. As an added convenience to its customers, the Company offers financing through an internal revolving charge credit plan as well as a third party finance company.

Basis of Presentation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The implications of the Financial Accounting Standards Board (FASB) Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities” on the Company’s consolidation policy are discussed later in this note.

Certain prior year amounts have been reclassified to conform to the 2003 financial statement presentation.

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

Estimated useful lives for financial reporting purposes are as follows:

Buildings	25 -33 years
Improvements	5 -15 years
Equipment	3 -15 years
Capital leases	20 -25 years

Revenue Recognition:

The Company recognizes revenue from merchandise sales and related service fees upon delivery to the customer. Appropriate provisions are made for returns.

The Company typically offers its customers an opportunity for Havertys to deliver their purchases. Delivery fees of $12,394,000, $10,605,000 and $9,578,000 were charged to customers in 2003, 2002 and 2001, respectively and are included in net sales. The costs associated with these deliveries are included in selling, general and administrative expenses and were $26,760,000, $22,556,000 and $21,149,000 in 2003, 2002 and 2001, respectively.

Credit service charges are recognized as revenue as assessed to customers according to contract terms.

Advertising Expense:

Advertising costs, which include television, radio, newspaper and other media advertising, are expensed upon first showing. The total amount of advertising costs included in other current assets was approximately $1,300,000 and $1,500,000 at December 31, 2003 and 2002, respectively. The Company incurred approximately $41,300,000, $39,400,000 and $41,500,000 in advertising costs during 2003, 2002 and 2001, respectively.

Fair Values of Financial Instruments:

The Company’s financial instruments consist of cash, accounts receivable, accounts payable, long-term debt and interest-rate swap agreements. The fair values of cash, accounts receivable and accounts payable approximate their carrying values. The fair value of long-term debt, which was $81,950,000 at December 31, 2003, was determined using quoted market prices for debt of the same remaining maturity and other characteristics. The fair value of interest rate swap agreements is based on the estimated amount the Company would pay to terminate the agreements at the reporting date, taking into account current interest rates and the credit worthiness of the swap counterparties.

Derivative Instruments:

In June 1998, the FASB issued Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which was amended by FASB Statement Nos. 137 and 138. The statements require the Company to recognize all derivatives on the balance

32	Haverty Furniture Companies, Inc. Annual Report 2003

sheet at fair value and to establish criteria for designation and effectiveness of hedging relationships. The adoption of Statement Nos. 133 and 138 effective January 1, 2001, resulted in an after-tax adjustment of $53,000 in other comprehensive income.

The Company uses derivative instruments to mitigate its interest risk and does not engage in derivatives trading or other speculative activities. The Company recognizes derivatives as either assets or liabilities on the Consolidated Balance Sheets and measures those instruments at fair value. At December 31, 2003 and 2002, the fair value of the Company’s derivatives were liabilities of $1,331,000 and $1,885,000, respectively.

The derivatives entered into by the Company were designated as cash flow hedges. The effective portion of the derivatives’ gain or loss has been reported as a component of accumulated other comprehensive income (loss) and will be subsequently reclassified into earnings when the hedged exposure affects earnings. During 2003 there were no significant gains or losses recognized in earnings for hedge ineffectiveness.

Impairment of Long-Lived Assets:

The Company periodically reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. Impairment is recognized to the extent the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value. Such costs include any estimated loss on the sale of land and buildings, the book value of abandoned leasehold improvements and a provision for future lease obligations, less estimated sublease income. Prior to January 1, 2003, when the Company committed to relocate or close a store or warehouse within the next twelve months, the estimated unrecoverable costs were charged to expense. The Company adopted FASB No. 146 effective January 1, 2003, and accordingly, expense is now recognized when leased facilities are exited. Impairment losses and changes in previously estimated losses are included in “other (income) expense, net” on the Consolidated Statements of Income. The impact in 2003 and 2002 was not material and $1,900,000 was expensed in 2001.

Stock-Based Compensation:

At December 31, 2003, the Company has two stock-based employee compensation plans, which are described more fully in Note 11. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation (in thousands, except per share amounts).

	2003	2002	2001
Net income, as reported	$25,331	$24,315	$22,710
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,927)	(3,070)	(2,281)

Pro forma net income	$22,404	$21,245	$20,429

Earnings per share:
Basic - as reported	$1.15	$1.12	$1.08
Basic - pro forma	$1.02	$0.98	$0.97
Diluted - as reported	$1.13	$1.10	$1.06
Diluted - pro forma	$1.02	$0.98	$0.96

Earnings Per Share:

Earnings per common share are computed based on the weighted average number of common shares outstanding. The dilutive effect of the Company’s stock options is included in diluted earnings per common share and had the effect of increasing the weighted average shares outstanding assuming dilution by 445,000, 521,000 and 493,000 in 2003, 2002 and 2001, respectively.

Certain options outstanding during each of the following years and their related exercise prices were not included in the computation of diluted earnings per common share because their exercise price was greater than the average market price of the shares and, therefore, the effect would be antidulitive: 2002 – 482,000 shares at prices of $12.50 and $12.90 and 2001 – 1,157,000 shares at prices of $13.88 and $15.94.

Accounting and Disclosure Changes

In November 2002, the Emerging Issues Task Force (EITF) issued EITF 02-16, “Accounting by a Customer for Cash Consideration Received from a Vendor.” This EITF places certain restrictions on the treatment of advertising allowances and requires vendor rebates to be treated as a reduction of inventory costs for

Haverty Furniture Companies, Inc. Annual Report 2003	33

Notes to Consolidated Financial Statements

agreements entered into or significantly modified after November 30, 2002. The adoption of EITF 02-16 did not have a material impact on the Company’s 2003 financial statements as most contracts were in place prior to the effective date or allowances were tracked and identified with specific incremental advertising costs. The Company reclassified approximately $1,150,000 of allowances and rebates out of advertising and into cost of sales during 2003.

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities.” FAS No. 146 generally requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The Company adopted SFAS No. 146 on December 31, 2002. There was no material effect upon adoption of this statement.

In January 2003, the FASB issued and subsequently revised Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities.” FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both (primary beneficiary). Currently, entities are generally consolidated by a company that has a controlling financial interest through ownership of a majority voting interest in the entity. FIN 46 is effective for companies that have interests in structures that are commonly referred to as special purpose entities for periods ending after December 15, 2003. During 2003, the Company concluded that it was the primary beneficiary of a variable interest entity that is the lessor of a distribution center and four retail locations used by the Company. The Company adopted the provisions of FIN 46 as of December 31, 2003, and recorded a cumulative effect of an accounting change of $1,050,000 (net of income tax expense of $600,000). Consolidation of this entity increased property and equipment by $22,100,000, long-term debt by $19,500,000 and created a minority interest of $1,000,000. Previously, this entity was not consolidated and the distribution center and retail locations were accounted for as an operating lease. The effect of consolidation of this entity in prior years would have increased net income before the cumulative effect of an accounting change by $300,000 in both 2003 and 2002 and $200,000 in 2001.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” to improve financial statement disclosures for defined benefit plans. This standard requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. In addition to expanded annual disclosures, the Company will be required to report the various elements of pension and other postretirement benefit costs on a quarterly basis. SFAS No. 132 (revised 2003) is effective for fiscal years ending after December 15, 2003, and for quarters beginning after December 15, 2003. The Company’s benefit plans are described in Note 10.

Note 2, ACCOUNTS RECEIVABLE:

Amounts financed under Company credit programs were, as a percent of net sales, approximately 25% in 2003, 33% in 2002 and 46% in 2001. Accounts receivable are shown net of the allowance for doubtful accounts of $4,500,000 and $5,800,000 at December 31, 2003 and 2002, respectively. Accounts receivable terms vary as to payment terms (30 days to five years) and interest rates (0% to 21%) and are generally collateralized by the merchandise sold. Interest assessments are continued on past-due accounts but not “interest on interest”. Accounts receivable balances have scheduled payment amounts which have been historically collected at a rate faster than the scheduled rate. The scheduled approximate collection amounts are due as follows: $74,322,000 in 2004; $17,099,000 in 2005; $8,625,000 in 2006; and $2,108,000 in 2007 for receivables outstanding at December 31, 2003. The total receivables of approximately $102,154,000 are included in current assets in accordance with trade practice.

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

The Company believes that the carrying value of existing customer receivables is the best estimate of fair value because of their short average maturity and estimated bad debt losses have been reserved. Concentrations of credit risk with respect to customer receivables are limited due to the large number of customers comprising the Company’s account base and their dispersion across fifteen states.

34	Haverty Furniture Companies, Inc. Annual Report 2003

Note 3, INVENTORIES:

Inventories are measured using the last-in, first-out (LIFO) method of inventory valuation because it results in a better matching of costs and revenues. The excess of current cost over such carrying value of inventories was approximately $16,190,000 and $16,678,000 at December 31, 2003 and 2002, respectively. Use of the LIFO valuation method as compared to the FIFO method had the effect of increasing earnings per common share by $0.01 in 2003 and decreasing earnings per common share by $0.01 in 2002 and $0.02 in 2001, assuming the Company’s effective tax rates were applied to changes in income resulting therefrom, and no other changes in income were made.

Note 4, PROPERTY AND EQUIPMENT:

Property and equipment are summarized as follows (in thousands):

	2003	2002
Land	$36,990	$26,481
Buildings and improvements	150,194	120,468
Equipment	97,352	87,418
Buildings and equipment under capital leases	9,633	2,541
Construction in progress	1,209	4,156

	295,378	241,064
Less accumulated depreciation	122,255	105,447
Less accumulated capital lease amortization	1,577	1,414

Property and equipment, net	$171,546	$134,203

Note 5, CREDIT ARRANGEMENTS:

At December 31, 2003, the Company had $80,000,000 of bank revolving credit facilities with a group of banks comprised of two $40,000,000 agreements terminating September 30, 2005. The Company did not owe any amounts under these facilities at December 31, 2003. Amounts available are reduced by outstanding letters of credit which were $4,549,000 at December 31, 2003. The facilities also have provisions for commitment fees.

The weighted average stated interest rate for these outstanding borrowings at December 31, 2002 was 2.6%.

Note 6, ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

The components of accounts payable and accrued expenses are as follows (in thousands):

	2003	2002
Accounts payable	$36,912	$39,834
Accrued compensation	13,162	12,642
Customer deposits	10,985	9,074
Taxes other than income taxes	9,414	7,484
Other	20,195	20,218

	$90,668	$89,252

Note 7, LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS:

Long-term debt and capital lease obligations are summarized as follows (in thousands):

	2003	2002
Revolving credit notes (a)	$—	$15,900
Unsecured term note (b)	12,000	16,000
7.95% unsecured term note (c)	11,000	12,000
7.44% unsecured term note (d)	12,500	15,000
7.16% unsecured term note (e)	15,000	19,285
7.78% secured debt (f)	19,455	—
Secured debt (g)	602	2,948
6.3% to 10.5% capital lease obligations, due through 2016	8,373	1,365

	78,930	82,498
Less portion classified as current	13,528	12,677

	$65,402	$69,821

(a)	The Company has revolving credit facilities as described in Note 5. Borrowings under these facilities have a floating rate of interest of LIBOR plus a spread which is based on a fixed charge coverage ratio and mature in 2005.

(b)	The term note is payable in quarterly installments of $1,000,000 plus interest and matures in November 2006. The note has a floating rate of interest of LIBOR plus 0.7%.

Haverty Furniture Companies, Inc. Annual Report 2003   35

Notes to Consolidated Financial Statements

(c)	The note is payable in semi-annual installments of $500,000, increasing to $2,000,000 commencing in February 2007. The note matures in August 2008 and interest is payable quarterly.

(d)	The note is payable in semi-annual installments of $1,250,000 plus interest payable quarterly and matures in October 2008.

(e)	The note is payable in semi-annual installments of $2,143,000 plus interest payable quarterly and matures in April 2007.

(f)	This debt is recorded in accordance with the consolidation requirements of FIN 46. The debt is a mortgage note with semi-annual payments of interest and principal of $1,332,000 and matures in April 2009 with a balloon payment of $12,000,000. Property with a net book value at December 31, 2003 of $22,137,000 is pledged as collateral on this debt.

(g)	Secured debt is comprised of primarily a mortgage note with a floating rate of interest based on LIBOR plus 0.75% (note rate of 1.9% at December 31, 2003) due in 2007. Property and equipment with a net book value at December 31, 2003 of $1,771,000 is pledged as collateral on these secured debt instruments.

The Company’s debt agreements require, among other things, that the Company: (a) meet certain working capital requirements; (b) limit the type and amount of indebtedness incurred; (c) limit operating lease rentals; and (d) grant certain lenders identical security for any liens placed upon the Company’s assets, other than those liens specifically permitted in the loan agreements. Covenants under the revolving credit notes include tests for minimum fixed charge coverage and asset coverage and maximum levels of adjusted debt to total adjusted capital. The Company is in compliance with these covenants at December 31, 2003.

The aggregate maturities of long-term debt and capital lease obligations during the five years subsequent to December 31, 2003 are as follows: 2004 - $13,528,000; 2005 - $13,487,000; 2006 - $13,589,000; 2007 - $7,572,000 and 2008 - $8,425,000.

Cash payments for interest were $4,224,000, $8,507,000 and $10,306,000 in 2003, 2002 and 2001, respectively.

Note 8, INCOME TAXES:

Income tax expense (benefit) (allocated to income before the cumulative effect of a change in accounting principle in 2003) consists of the following:

In thousands	2003	2002	2001
Current
Federal	$12,886	$10,272	$14,232
State	707	764	627

	13,593	11,036	14,859

Deferred
Federal	807	3,002	(1,045)
State	44	550	(184)

	851	3,552	(1,229)

	$14,444	$14,588	$13,630

The differences between income tax expense in the accompanying consolidated financial statements and the amount computed by applying the statutory Federal income tax rate is as follows:

In thousands	2003	2002	2001
Statutory rates applied to income before income taxes	$13,554	$13,616	$12,719
State income taxes, net of Federal tax benefit	488	854	288
Other	402	118	623

	$14,444	$14,588	$13,630

Deferred tax assets and liabilities as of December 31, 2003 and 2002 were as follows:

In thousands	2003	2002
Deferred tax assets:
Accrued liabilities	$2,045	2,292
Net property and equipment	598	1,577
Leases	1,477	1,168
Derivatives	1,047	1,443

Total deferred tax assets	5,167	6,480

Deferred tax liabilities:
Accounts receivable related	206	267
Inventory related	1,455	924
Other	450	559

Total deferred tax liabilities	2,111	1,750

Net deferred tax assets	$3,056	4,730

36   Haverty Furniture Companies, Inc. Annual Report 2003

Note 9, STOCKHOLDERS’ EQUITY:

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

Note 10, BENEFIT PLANS:

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

The following table sets forth the plan’s funded status and amounts recognized in the Company’s Consolidated Balance Sheets at December 31:

(In thousands)	2003	2002
Change in benefit obligation:
Benefit obligation at beginning of year	$44,246	$43,441
Service cost	2,210	2,666
Interest cost	3,029	2,831
Actuarial losses (gains)	3,944	(2,746)
Benefits paid	(2,242)	(1,946)

Benefit obligation at end of year	51,187	44,246

Change in plan assets:
Fair value of plan assets at beginning of year	44,720	38,618
Employer contribution	3,500	10,000
Actual return on plan assets	7,353	(1,952)
Benefits paid	(2,242)	(1,946)

Fair value of plan assets at end of year	53,331	44,720

Funded status of the Plan over (under) funded	2,144	474
Unrecognized actuarial loss (gain)	479	612
Unrecognized prior service cost	606	739
Prepaid (accrued) pension expense included in the Consolidated Balance Sheet	$3,229	$1,825

The accumulated benefit obligation for the defined benefit pension plan was $45,010,000 and $36,687,000 at December 31, 2003 and 2002, respectively.

Net pension cost included the following components:

(In thousands)	2003	2002	2001
Service cost-benefits earned during the period	$2,210	$2,342	$2,229
Interest cost on projected benefit obligation	3,029	2,831	2,908
Expected return on plan assets	(3,276)	(2,895)	(3,118)
Amortization of prior service cost	133	140	129
Amortization of actuarial (gain) loss	—	(105)	—

Net pension cost	$2,096	$2,313	$2,148

Haverty Furniture Companies, Inc. Annual Report 2003   37

Notes to Consolidated Financial Statements

Assumptions:

The Company uses a measurement date of December 31 for its pension and other benefit plans. Weighted-average assumptions used to determine benefit obligations at December 31:

	2003	2002
Discount rate	6.25%	7.00%
Rate of compensation increase	3.25%	4.00%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:

	2003	2002
Discount rate	7.00%	7.25%
Expected long-term return on plan assets	7.50%	7.50%
Rate of compensation increase	4.00%	4.25%

To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 7.50% long-term rate of return on assets assumption.

Plan Assets

The pension plan weighted-average asset allocations at December 31, 2003, and 2002, by asset category are as follows:

Asset Category	2003	2002
Equity securities	65%	57%
Debt securities	34%	36%
Cash	1%	7%

Total	100%	100%

Investment Objectives and Asset Strategy

The Executive Compensation and Employee Benefits Committee (the “Committee”) of the Board of Directors is responsible for administering the Company’s pension plan. The primary investment objective of the plan is to ensure, over the long term life of the plan, an adequate pool of assets to support the benefit obligations to participants, retirees and beneficiaries. An important secondary objective of the plan is to be able to improve the plan’s funded status therefore reducing employer contributions and, ultimately, allowing for the maintaining or improving of overall benefit levels.

In meeting these objectives, the Committee seeks to achieve a high level of investment return consistent with a prudent level of portfolio risk.

The assets of the plan are being invested according to the following asset allocation guidelines, established to reflect the growth expectations and risk tolerance of the Committee.

	Strategic
Security Class	Target	Tactical Range
Equity:
Domestic Equity - Diversified Portfolio	50.0%	40.0% - 60.0%
Haverty Common Stock	10.0%	5.0% - 15.0%

Total Equity	60.0%	50.0% - 70.0%
U. S. Fixed Income	40.0%	30.0% - 50.0%
Cash	0.0%	0.0% - 10.0%

Total Fund	100.0%

Equity securities include 204,000 shares of the Company’s Class A Common Stock with an aggregate fair value of $4,070,000 (7.6% of total plan assets) at December 31, 2003. The plan received $44,000 in dividends from these shares in 2003.

The Company expects to contribute $2,000,000 to its pension plan in 2004.

The following benefits payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

Year(s)	Pension Benefits
2004	$2,100
2005	2,200
2006	2,300
2007	2,500
2008	2,700
2009 - 2013	16,400

Other Plans

The Company has a non-qualified, non-contributory supplemental executive retirement plan (SERP) which covers three retired executive officers. The Plan provides annual supplemental retirement benefits to the executives amounting to 55% of final average earnings less benefits payable from the Company’s defined benefit pension plan and Social Security benefits. The Company also has a non-qualified, non-contributory SERP for employees whose retirement benefits are reduced due to their annual compensation levels. The total amount of annual retirement benefits that may be paid to an eligible participant in the Plan from all sources (Retirement Plan, Social Security and the SERP) may not exceed $125,000. Under the plans, which are not funded, the Company

38   Haverty Furniture Companies, Inc. Annual Report 2003

pays benefits directly to covered participants beginning at their retirement. At December 31, 2003, the projected benefit obligation for these plans totaled $2,811,000 of which $2,700,000 is included in the accompanying Consolidated Balance Sheet. Pension expense recorded under the SERPs amounted to approximately $367,000, $626,000 and $209,000 for 2003, 2002 and 2001, respectively.

The Company has an employee savings/retirement (401k) plan to which substantially all employees may contribute. The Company matches employee contributions to the extent of 50% of the first 2% of eligible pay and 25% of the next 4% contributed by participants. The Company expensed approximately $1,347,000 in 2003, $1,355,000 in 2002 and $1,289,000 in 2001 in matching employer contributions under this plan.

The Company offers no post-retirement benefits other than pensions and no significant post-employment benefits.

Note 11, STOCK OPTION PLANS:

The Executive Compensation and Employee Benefits Committee of the Board of Directors serves as Administrator for the Company’s stock option plans. Options are granted by the Committee to officers and non-officer employees. In accordance with certain provisions, options granted to non-employee directors of the Company are automatic annual grants on a pre-determined date to purchase a specific number of shares at the fair market value of the shares on such date. As of December 31, 2003, the maximum number of options which may be granted under the stock option plan was 68,050.

The table below summarizes options activity for the past three years under the Company’s stock option plans.

		Weighted
	Option	Average
	Shares	Price
Outstanding at December 31, 2000	2,258,000	$9.71
Granted	1,270,700	14.03
Exercised	(549,800)	6.65
Canceled or expired	(56,750)	12.11

Outstanding at December 31, 2001	2,922,150	12.12
Granted	564,300	12.90
Exercised	(566,450)	9.01
Canceled or expired	(50,300)	12.50

Outstanding at December 31, 2002	2,869,700	12.88
Granted	511,000	20.22
Exercised	(599,500)	11.65
Canceled or expired	(89,700)	13.64

Outstanding at December 31, 2003	2,691,500	$14.53

Exercisable at December 31, 2003	1,236,200	$13.02

Exercisable at December 31, 2002	1,307,850	$11.67

Exercisable at December 31, 2001	1,502,000	$10.50

All of the options outstanding at December 31, 2003 were for Common Stock. Exercise prices for options outstanding as of December 31, 2003 ranged from $6.94 to $20.75. The Company’s grants during 2001 included 503,000 options designated in October 2000, which were subject to shareholders approving additional shares for the Plan in May 2001.

The following table summarizes information about the stock options outstanding as of December 31, 2003:

Options Outstanding
				Weighted		Options Exercisable
				Average Remaining	Weighted		Weighted
	Range of		Number	Contractual Life	Average	Number	Average
Exercise Prices			Outstanding	(Years)	Exercise Price	Exercisable	Exercise Price
$6.94	—	10.13	271,100	4.7	$9.22	271,100	$9.22
10.81	—	15.94	1,920,400	7.2	13.76	912,100	13.70
20.30	—	20.75	500,000	7.2	20.34	53,000	20.71

$6.94	—	20.75	2,691,500	7.2	$14.53	1,236,200	$13.02

Options vest over periods from within one year of grant date increasing to four years as the number of options granted to an individual increases. Options granted before December 1, 2003 have maximum terms of 10 years and grants after that date have maximum terms of 7 years.

Haverty Furniture Companies, Inc. Annual Report 2003   39

Notes to Consolidated Financial Statements

In addition, the Company had shares available for future purchases under the Employee Stock Purchase Plan at December 31, 2003. This Plan promotes broad-based employee ownership and provides employees a convenient way to acquire Company stock. The Plan is a qualified plan under Section 423 of the Internal Revenue Code and meets the requirements of APB 25 as a non-compensatory plan. The Plan enables the Company to grant options to purchase up to 2,000,000 shares of Common Stock, of which 1,510,225 shares have been exercised from inception of the Plan in 1992, at a price equal to the lesser of (a) 85% of the stock’s fair market value at the date of grant, or (b) 85% of the stock’s fair market value at the exercise date.

Shares purchased may not exceed 10% of the employee’s annual compensation, as defined, or $25,000 of Common Stock at its fair market value (determined at the time such option is granted) for any one calendar year. Employees pay for the shares ratably over a period of six months (the purchase period) through payroll deductions, and cannot exercise their option to purchase any of the shares until the conclusion of the purchase period. In the event an employee elects not to exercise such option, the full amount withheld is refundable. During 2003, options for 65,600 shares were exercised at an average price of $9.02 per share. At December 31, 2003, options for 13,400 shares were outstanding at an option price of $17.09 per share.

Pro forma information regarding net income and earnings per share required by FAS 123 is provided in Note 1. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.

The weighted-average fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted–average assumptions:

	2003	2002	2001
Risk-free interest rate	3.5%	4.0%	5.0%
Expected life in years	5.2	5.9	5.8
Expected volatility	45.3%	41.9%	39.3%
Expected dividend yield	1.04%	1.35%	1.30%
Estimated fair value of options granted per share	$8.04	$5.25	$5.54

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

Note 12, COMMITMENTS:

The Company leases certain property and equipment. Initial lease terms range from 5 years to 30 years and certain leases contain renewal options ranging from 1 to 25 years or provide for options to purchase the related property at fair market value or at predetermined purchase prices. The leases generally require the Company to pay all maintenance, property taxes and insurance costs.

	Capital	Operating
(In thousands)	Leases	Leases
2004	195	23,564
2005	187	23,205
2006	180	22,358
2007	188	21,123
2008	180	19,918
Subsequent to 2008	8,230	150,917

Total minimum payments	9,160	261,085
Less total minimum sublease rentals		(6,808)

Net minimum lease payments		$254,277

Amounts representing interest	(787)

Present value of future minimum lease payments	$8,373

Net rental expense applicable to operating leases consisted of the following (in thousands):

	2003	2002	2001
Property
Minimum	$27,153	$25,588	$19,470
Additional rentals based on sales	603	995	804
Sublease income	(2,200)	(2,527)	(2,447)

	25,556	24,056	17,827
Equipment	3,446	3,087	5,779

	$29,002	$27,143	$23,606

40   Haverty Furniture Companies, Inc. Annual Report 2003

Note 13, SUPPLEMENTAL CASH FLOW INFORMATION:

Income Taxes Paid

The Company paid state and federal income taxes of $9,912,000, $14,144,000, and $17,006,000 for 2003, 2002 and 2001, respectively. The Company also received income tax refunds of $4,851,000 in 2003 and $4,300,000 in 2002.

Non-Cash Transactions

The Company recorded the tax benefit from the exercise of non-qualified stock options and disqualifying dispositions of stock options as a reduction of its income tax liability and as additional paid-in capital in the amount of $1,143,000, $1,328,000 and $1,202,000 for 2003, 2002 and 2001, respectively.

The Company recorded additional fixed assets and a related obligation in the amount of $7,093,000 in 2003 for a capital lease.

Note 14, SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2003 and 2002

(in thousands, except per share data):

	2003 Quarter Ended
	March 31	June 30	September 30	December 31
Net sales	$175,380	$168,634	$195,352	$205,269
Gross profit	85,912	80,646	95,817	103,275
Credit service charges	1,892	1,629	1,491	1,380
Income before cumulative effect of a change in accounting principle	4,898	2,137	7,397	9,849
Cumulative effect of a change in accounting principle	—	—	—	1,050
Net income	4,898	2,137	7,397	10,899
Per Common share:
Income before cumulative effect of a change in accounting principle
Basic	0.22	0.10	0.34	0.44
Diluted	0.22	0.10	0.33	0.43
Net income
Basic	0.22	0.10	0.34	0.49
Diluted	0.22	0.10	0.33	0.47

	2002 Quarter Ended
	March 31	June 30	September 30	December 31
Net sales	$174,953	$164,892	$175,680	$188,434
Gross profit	84,256	78,158	84,636	92,382
Credit service charges	2,383	2,151	2,148	2,369
Net income	6,730	3,742	5,909	7,934
Basic earnings per share	0.31	0.17	0.27	0.36
Diluted earnings per share	0.30	0.17	0.27	0.36

Because of the method used in calculating per share data, the quarterly per share data will not necessarily add to the per share data as computed for the year.

Haverty Furniture Companies, Inc. Annual Report 2003   41

Stockholder Information

Market Prices and Dividend Information

The Company’s two classes of common stock trade on The New York Stock Exchange. The trading symbol for the Common Stock is HVT and for Class A Common Stock is HVT.A. The table below sets forth the high and low sales prices per share as reported on the NYSE and the dividends paid for the last two years:

	2003
	Common Stock			Class A Common Stock
			Dividend			Dividend
Quarter Ended	High	Low	Declared	High	Low	Declared
March 31	$13.81	$9.35	$0.0575	$13.79	$9.75	$0.0525
June 30	17.50	10.39	0.0575	17.30	10.60	0.0525
September 30	21.19	14.85	0.0575	21.00	15.20	0.0525
December 31	24.60	18.80	0.0625	24.30	18.71	0.0575

	2002
	Common Stock			Class A Common Stock
			Dividend			Dividend
Quarter Ended	High	Low	Declared	High	Low	Declared
March 31	$21.45	$15.73	$0.0525	$21.25	$16.00	$0.0500
June 30	19.75	16.35	0.0525	19.55	16.70	0.0500
September 30	19.75	11.34	0.0575	19.50	11.90	0.0525
December 31	14.20	9.40	0.0575	14.12	9.90	0.0525

Based on the number of individual participants represented by security position listings, there are approximately 3,400 holders of the Common Stock and 200 holders of the Class A Common Stock.

Corporate Address

Haverty Furniture Companies, Inc.
780 Johnson Ferry Road
Suite 800
Atlanta, Georgia 30342
(404) 443-2900

Notice of Annual Meeting

Harbor Court Hotel
550 Light Street
Baltimore, Maryland 21202

Tuesday, May 4, 2004
10:00 a.m. Eastern Standard Time

Transfer Agent and Registrar

For shareholder inquiries concerning dividend checks, transferring ownership, address changes or lost certificates, please contact:

SunTrust Bank

Corporate Trust Department
Post Office Box 4625
Atlanta, Georgia 30302-4625
1-800-568-3476

Independent Auditors

Ernst & Young LLP
Atlanta, Georgia 30308-2215

Investor Relations

Additional copies of this report, Form 10-K or other financial information is available without charge and may be obtained by written request to Investor Relations at the corporate address.

We invite you to visit the Investor Relations section on the Company’s website at www.havertys.com

42   Haverty Furniture Companies, Inc. Annual Report 2003